SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 2007

AEGON N.V.

(Translation of registrant’s name into English)

AEGONplein 50

P.O. Box 85

2501 CB The Hague

The Netherlands

(Address of principal executive offices)

In the second quarter of 2007, AEGON N.V. changed the accounting principles it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. Starting with the second quarter of 2007, AEGON The Netherlands values the guarantees at fair value. Changes in the fair value are recognized in AEGON’s income statements. Prior to the second quarter of 2007, these guarantees were valued applying a corridor approach for the group pension contracts. Changes in the provision, if outside the corridor, were reflected in the income statements. The guarantees embedded in traditional products were not valued explicitly, but were considered in the liability adequacy test. In accordance with International Accounting Standard No. 8, Accounting Policies, Changes in Accounting Estimates and Errors, AEGON has applied the change in accounting principle retrospectively and has adjusted all affected figures for each period presented to reflect the new accounting principle.

In addition AEGON N.V. also changed its reportable segments in 2007. Until January 1, 2007, AEGON’s secondary segment information was based on product characteristics. Starting in 2007, AEGON reports its secondary segment information based on lines of business.

AEGON N.V. is filing this Report on Form 6-K solely for the purpose of presenting restated consolidated financial statements, management’s discussion and analyses of financial condition and results of operations and certain financial statement schedules and other financial data for the years 2006, 2005 and 2004 that reflect AEGON’s retroactive application of the accounting change relating to the guarantees and present segment information consistent with the format as if these changes had already been applied in such periods.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: September 11, 2007

/s/ Ruurd A. van den Berg

Ruurd A. van den Berg
Executive Vice President
Group Finance & Information

References to “Items” in the Table of Contents and throughout this Form 6-K, refers to Items in our Annual Report on Form 20-F for the year ended December 31, 2006 to which the restated information included herein relates. We have only included Items in this Form 6-K, and then only information within each Item, affected by the restatement.

PRESENTATION OF CERTAIN INFORMATION

AEGON N.V. is referred to in this Report as “AEGON,” “we”, “us” or “the Company” and AEGON N.V. together with its member companies are together referred to as the “AEGON Group”. For such purposes, “member companies” means, in relation to AEGON N.V., those companies that are required to be consolidated in accordance with legislative requirements of the Netherlands relating to consolidating accounts. References to the “NYSE” are to the New York Stock Exchange. References to the “SEC” are to the Securities and Exchange Commission.

In this Report, references to “EUR” and “euro” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union. References to “$,” “USD,” “US$” and “US dollars” are to the lawful currency of the United States of America, references to “GBP,” “pound sterling” and the “UK pound” are to the lawful currency of the United Kingdom, references to “CAD” and “Canadian dollars” are to the lawful currency of Canada and references to “CNY” are to the lawful currency of the People’s Republic of China.

FORWARD LOOKING STATEMENTS

The statements contained in this Report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

ITEM 3.	KEY INFORMATION

3A Selected financial data

A summary of historical financial data is found in the table below. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), which differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). A description of the important differences between IFRS and US GAAP along with a reconciliation of shareholders’ equity and net income based on IFRS to US GAAP is found in Note 18.55 of the notes to our consolidated financial statements included in this Report.

It is important to read this summary in conjunction with the consolidated financial statements and related notes included elsewhere in this Report.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends through December 31, 2006.

Consolidated income statement information

	Years ended December 31,
In million EUR (except per share amount)	2006	2005	2004
Amounts based upon IFRS [1]
Premium income	24,570	18,882	18,329
Investment income	10,376	9,937	9,337
Total revenues [2]	36,615	30,336	29,300
Income before tax	3,971	2,796	2,441
Net income	3,169	2,147	2,010
Net income per common share [3]
Basic	1.87	1.25	1.22
Diluted	1.86	1.25	1.22

	2006	2005	2004	2003	2002
Amounts based upon US GAAP [1]
Premium income	12,292	10,330	10,120	10,141	10,191
Investment income [4]	14,035	19,455	13,120	6,448	8,640
Total revenues [2]	28,025	31,478	25,012	20,123	19,247
Income (loss) from continuing operations before tax	2,340	2,744	2,360	2,286	(841)
Net income (loss)	2,046	2,084	1,430	1,531	(2,328)
Net income per common share [3]
Basic	1.25	1.29	0.89	0.97	(1.62)
Diluted	1.24	1.29	0.89	0.97	(1.62)

For Notes 1 – 4 see page 6.

Consolidated balance sheet information

	as at December 31,
In million EUR (except per share amount)	2006	2005	2004
Amounts based upon IFRS [1]
Total assets	314,813	311,215	268,692
Insurance and investment contracts	262,052	264,334	223,969
Trust pass-through securities and (subordinated) borrowings [5]	4,395	5,014	5,295
Shareholders’ equity	18,605	18,715	14,548

	2006	2005	2004	2003	2002
Amounts based upon US GAAP [1]
Total assets	321,014	317,957	263,751	267,540	268,316
Insurance and investment contracts	267,569	263,832	216,810	212,395	217,022
Perpetuals and (subordinated) borrowings [5]	8,171	8,381	7,742	7,144	7,220
Trust pass-through securities (TRUPS)	—	—	—	408	491
Shareholders’ equity	20,994	22,913	18,316	17,836	17,554

[1]

Our consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The IFRS numbers presented in this Report reflect the effect of a change in accounting principle announced on July 24, 2007 and explained more fully on the cover page of this Report and in our Report on Form 6-K filed with the SEC on July 26, 2007. For more information see also note 18.2.2.2 to our consolidated financial statements elsewhere in this Report. See Note 18.55 to our consolidated financial statements included in this Report for information concerning the differences between IFRS and US GAAP.

[2]

Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts. In addition, universal life-type deposits are excluded from premium revenue in the income statements prepared in accordance with US GAAP.

[3]

Per share data has been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2006. Diluted per share data gives effect to all dilutive securities.

[4]

In accordance with Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”, as from January 1, 2004 investment income includes investment income for account of policyholders when the investments are not legally separated.

[5]	Excludes bank overdrafts.

In thousand	2006	2005	2004	2003	2002
Number of common shares
Balance at January 1	1,598,977	1,552,685	1,514,378	1,444,579	1,422,253
Stock dividends	23,950	46,292	38,307	69,799	22,326

Balance at end of period	1,622,927	1,598,977	1,552,685	1,514,378	1,444,579

Dividends

AEGON has declared interim and final dividends for the years 2002 through 2006 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the foreign exchange reference Rate (the rate based on the daily concertation procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

Year	EUR per common share [1,4]					USD per common share [1,4]
	Interim	Final		Total		Interim	Final		Total
2002	0.36	0.35	[2]	0.71	[2]	0.35	0.32	[2]	0.67	[2]
2003	0.20	0.20		0.40		0.22	0.24		0.46
2004	0.21	0.21		0.42		0.26	0.27		0.53
2005	0.22	0.23		0.45		0.27	0.29		0.56
2006	0.24	0.31	[3]	0.55	[3]	0.31	NA		NA

[1]	Paid, at each shareholder’s option, in cash or in stock, except 2002 final dividend.
[2]	The final dividend for 2002 was paid entirely in common shares at the rate of one new common share for every 25 common shares held on the record date.
[3]	Proposed.
[4]	Dividend per share is adjusted for the 2002 stock dividend.

On August 10, 2006, AEGON declared an interim dividend for 2006 of EUR 0.24 per common share. AEGON repurchased 11.6 million shares to neutralize the dilutive effect of the interim dividend. AEGON has proposed to its annual General Meeting of Shareholders, scheduled to occur on April 25, 2007, that the full year 2006 dividend be set at EUR 0.55 per common share, resulting in a final dividend for 2006 of EUR 0.31 per common share. AEGON will purchase an equivalent amount of shares on the open market to neutralize the effect of stock dividend.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75% (as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates) resulting in a rate of 4.0% for 2006. Applying this rate to the weighted average paid-in capital of our preferred shares during 2006, the annual dividend on our preferred shares payable for 2006 is EUR 85 million. The rate for annual dividends on preferred shares in 2007, as determined on January 2, 2007, is 5.25% and the annual dividend on preferred shares for 2007, based on the paid-in capital on the preferred shares on January 2, 2007, will be EUR 112 million.

Exchange rates

Fluctuations in the exchange rate between the euro and the US dollar will affect the dollar equivalent of the euro price of our common shares traded on Euronext Amsterdam and, as a result, are likely to impact the market price of our common shares in the United States. Such fluctuations will also affect any dollar amounts received by holders of common shares upon conversion of any cash dividends paid in euros on our common shares.

As of March 1, 2007 the USD exchange rate 1 was EUR 1 = USD 1.3173.

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2007 are set forth below:

	Sept. 2006	Oct. 2006	Nov. 2006	Dec. 2006	Jan. 2007	Feb. 2007
High (USD per EUR)	1.2833	1.2773	1.3261	1.3327	1.3286	1.3246
Low (USD per EUR)	1.2648	1.2502	1.2705	1.3073	1.2904	1.2933

The average exchange rates1 for the US dollar per euro for the five years ended December 31, 2006, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies” and “Application of Critical Accounting Policies – US GAAP”. For a discussion of our risk management methodologies see Item 11 “Quantitative and Qualitative Disclosure About Market Risk”.

5.2 Application of Critical Accounting Policies—IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS. Application of the accounting policies in the preparation of the financial statements requires management to employ their judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from these estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s financial statements in this Report. We have summarized in the following sections the IFRS accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. In the event that the failure relates to unrealized gains and losses on available for sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed account term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Reserve for guaranteed minimum benefits

In the United States, a guaranteed minimum withdrawal benefit is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance will cause the guaranteed benefits to exceed the policyholder account value and thus become in the money.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for the technical interest of either 3% or 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed.

For AEGON The Netherlands, within individual unit-linked policies, the sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (of 3% or 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for guarantees for minimum benefits:

In million EUR	United States[1]	Canada[1]	The Netherlands[2]	2006 Total	United States[1]	Canada[1]	The Netherlands[2]	2005 Total
At January 1	(14)	586	378	950	(3)	441	229	667
Incurred guarantee benefits	(17)	(37)	(103)	(157)	(10)	53	149	192
Paid guarantee benefits	—	—	—	—	—	—	—	—
Net exchange differences	3	(57)	—	(54)	(1)	92	—	91

At December 31	(28)	492	275	739	(14)	586	378	950

	United States[1]	Canada[1]	The Netherlands[2]	2006 Total	United States[1]	Canada[1]	The Netherlands[2]	2005 Total
Account value	2,393	3,446	6,171	12,010	1,465	3,651	5,510	10,626
Net amount at risk	1	602	45	648	1	831	18	850

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2006, the reinsured account value was EUR 8.4 billion (2005: EUR 9.9 billion) and the guaranteed remaining balance was EUR 5.5 billion (2005: EUR 7.3 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2006, the contract had a value of EUR 15 million (2005: EUR 14 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts. The IFRS numbers presented in the table reflect the effect of a change in accounting principle announced on July 24, 2007 and explained more fully on the cover page of this Report and in our Report on Form 6-K filed with the SEC on July 26, 2007. For more information see also note 18.2.2.2 to our consolidated financial statements elsewhere in this Report.

				2006				2005
In million EUR	GMDB[1]	GMIB[2]	GMAB[3]	Total	GMDB[1]	GMIB[2]	GMAB[3]	Total
At January 1	126	121	1,407	1,654	100	59	563	722
Incurred guarantee benefits	34	23	(639)	(582)	36	50	844	930
Paid guarantee benefits	(30)	(7)	—	(37)	(26)	—	—	(26)
Net exchange differences	(13)	(14)	—	(27)	16	12	—	28

At December 31	117	123	768	1,008	126	121	1,407	1,654

				2006				2005
	GMDB[1]	GMIB[2]	GMAB[3]	Total[4]	GMDB[1]	GMIB[2]	GMAB[3]	Total[4]
Account value	23,814	8,562	25,640	58,016	24,991	9,122	24,197	58,310
Net amount at risk	1,614	296	40	1,950	2,357	380	84	2,821
Average attained age of contractholders	65	64	—	—	64	63	—	—

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Guaranteed minimum accumulation benefit in the Netherlands.
[4]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

At December 31, 2006, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2005: 9%); gross short-term growth rate of 4.75% (2005: 6%); gross short- and long-term fixed security growth rate of 6% (2005: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2005: 3.5%). For Canada these assumptions, at December 31, 2006, were as follows: gross long-term equity growth rate of 9% (2005: 9%); and gross short-term growth rate of 9% (2005: 9.75%). For both countries the reversion period for the short-term rate is five years. For Hungary and the eastern European countries, the assumption for the gross long-term growth rate on external investment funds was 5.27% (2005: 5.27%).

The movements in DPAC over 2006 compared to 2005 can be summarized and compared as follows:

In million EUR	2006	2005
At January 1	10,789	8,499
Costs deferred/rebates granted during the year	1,891	1,919
Amortization through income statement	(1,243)	(936)
Shadow accounting adjustments	157	413
Disposals	—	(44)
Net exchange differences	(697)	930
Other	41	8

At December 31	10,938	10,789

The movement in VOBA over 2006 can be summarized and compared to 2005 as follows:

In million EUR	2006	2005
At January 1	4,396	3,951
Additions	11	4
Acquisitions through business combinations	114	88
Disposals	(29)	—
Amortization / depreciation through income statement	(246)	(308)
Shadow accounting adjustments	20	187
Impairment losses	—	(1)
Net exchange differences	(307)	487
Other	—	(11)

At December 31	3,959	4,396

VOBA, DPAC per line of business

DPAC per line of business

In million EUR	2006	2005
Life and protection	5,666	5,769
Individual savings and retirement products	1,326	1,557
Pensions and asset management	3,005	2,625
Institutional guaranteed products	172	152
Reinsurance	767	685
General insurance	2	1

At December 31	10,938	10,789

VOBA per line of business

In million EUR	2006	2005
Life and protection	1,824	2,165
Individual savings and retirement products	152	185
Pensions and asset management	1,120	1,155
Institutional guaranteed products	42	65
Reinsurance	710	814
Distribution	111	12

At December 31	3,959	4,396

ii Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

iii Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

Financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. The values for OTC derivatives are verified using observed market information, other trades in the market and dealer prices, along with management judgment.

Derivatives embedded in insurance and investment contracts

Certain bifurcated embedded derivatives in insurance and investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data or observed market performance. Correlations of market returns across underlying indices are based on actual observed market returns and relationships over a number of years preceding the valuation date. The current risk-free spot rate is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

iv Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

The amortized cost and fair value of bonds, money market investments and other are as follows as of December 31, 2006 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
- United States government	3,192	86	(37)	3,241	1,415	1,826
- Dutch government	2,301	52	(27)	2,326	1,100	1,226
- Other government	11,736	601	(67)	12,270	8,298	3,972
- Mortgage backed	10,519	79	(73)	10,525	6,127	4,398
- Asset backed	9,993	57	(72)	9,978	5,863	4,115
- Corporate	53,852	1,644	(644)	54,852	30,143	24,709
Money market investments	4,387	0	0	4,387	4,387	0
Other	844	88	(24)	908	660	248

Total	96,824	2,607	(944)	98,487	57,993	40,494

Of which held by AEGON USA and NL	86,429	1,963	(837)	87,555	51,437	36,118

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at December 31, 2006 is presented in the table below.

Unrealized losses – bonds and money market investments

In million EUR	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Asset Backed Securities (ABSs) – Aircraft	63	(7)	113	(25)
ABSs – CBOs	103	(3)	242	(23)
ABSs – Housing related	1,499	(29)	1,658	(32)
ABSs – Credit cards	705	(7)	1,229	(19)
ABSs – Other	1,758	(27)	1,545	(31)
Collateralized mortgage backed securities	4,407	(73)	5,914	(105)
Financial	9,485	(186)	7,463	(159)
Industrial	12,259	(371)	11,211	(354)
Utility	2,948	(87)	2,495	(57)
Sovereign exposure	7,019	(130)	3,021	(52)

Total	40,246	(920)	34,891	(857)

Of which held by AEGON USA and NL	35,873	(813)	32,749	(821)

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. Under IFRS, a security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The composition by industry categories of bonds and money market investments unrealized loss position held by AEGON USA and AEGON The Netherlands at December 31, 2006 is presented in the table below. The following unrealized loss consists of 1,680 issuers.

Unrealized losses – bonds and money market investments (in EUR)

In million EUR	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Asset Backed Securities (ABSs) – Aircraft	63	(7)	113	(25)
ABSs – CBOs	103	(3)	240	(23)
ABSs – Housing related	1,493	(29)	1,644	(32)
ABSs – Credit cards	670	(7)	1,205	(19)
ABSs – Other	1,691	(25)	1,535	(31)
Collateralized mortgage backed securities	4,363	(72)	5,850	(103)
Financial	7,226	(134)	6,651	(145)
Industrial	11,258	(335)	10,711	(341)
Utility	2,615	(80)	2,384	(55)
Sovereign exposure	6,391	(121)	2,416	(47)

Total	35,873	(813)	32,749	(821)

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2006, there are EUR 1,875 billion of gross unrealized gains and EUR 813 million of gross unrealized losses in the AFS Bonds portfolio of AEGON USA and AEGON The Netherlands. No one issuer represents more than 4% of the total unrealized position.

When AEGON has made the decision to sell a security in a loss position as of the balance sheet date, an impairment loss has been recognized to write the book value of the security down to fair value. AEGON generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. If a particular asset does not fit the company’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to fair value under US GAAP only. Because the company has not made a decision to sell the security, there are no fundamental credit issues, and AEGON has not suffered any economic loss, these securities are not impaired under IFRS.

Asset Backed Securities

ABS – Housing and ABS—Other

ABS-housing includes debt issued by securitization trusts collateralized by pools of loans to borrowers who are generally considered “sub-prime” and are secured by first and second mortgage loans on 1-4 family homes and manufactured housing. ABS-other includes debt issued by securitization trusts collateralized by various other assets including auto loans, student loans, and other asset categories. The aggregate unrealized loss is less than 2% of the market value of these two sectors. 82% of unrealized losses relate to AAA rated securities and 88% of unrealized losses relate to securities rated A or higher. The unrealized losses are more a reflection of interest rate movements than credit related concerns. Where credit events may be impacting the unrealized losses, cash flows are modeled using assumptions for defaults and recoveries as well as including actual experience to date. When models do not indicate full recovery of principal and interest, the securities are impaired to fair value. When these models indicate full recovery of principal and interest, no impairment is taken. AEGON does not consider securities in an unrealized loss as of December 31, 2006, to be impaired.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Collateralized Mortgage-Backed Securities

The unrealized loss on collateralized mortgage-backed securities is EUR 74 million, of which EUR 52 million relates to commercial mortgage-backed securities (CMBS). The fundamentals of the CMBS market are, on average, strong. Aggressive underwriting at the loan level and an unprecedented amount of capital chasing commercial real estate continue to be the themes. Capitalization rates have compressed to historically low levels following the decline in interest rates as well as a compression in risk spread. A spike in interest-only loans coupled with a decrease in the amount of reserves collected highlight the current aggressive state of loan underwriting. The introduction of the 20% and 30% subordinated super senior AAA classes provides an offset to these negative fundamentals. Of the CMBS unrealized loss, 22% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. We believe that these deals are well underwritten and have performed relatively better than other comparable CMBS deals. The unrealized loss overall (and specific to LBUBS) is not credit driven but rather a reflection of the move in interest rates relative to where these deals were originally priced. For those securities in an unrealized loss position, the market to book ratio is 98%. As the unrealized losses on AEGON’s collateralized mortgage-backed securities are attributable to interest rate increases and not fundamental credit problems with the issuer or collateral, the unrealized losses are not considered by AEGON to be impaired as of December 31, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Financial

Banking

The fundamentals of the banking sector continue to be solid. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in AEGON’s portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on public and private securities in an unrealized loss position is high at 98%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. Banking accounts for the majority of losses in the financial sector. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Insurance

The fundamentals of the insurance sector continue to be solid. It is a high credit quality sector and represents a modest portion of the corporate debt market. The overall market to book ratio on all securities in an unrealized loss position is 98%. Unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Industrial

Basic Industries and Capital Goods

The basic and capital goods industries encompass various sub-sectors ranging from aerospace/ defense to packaging. The most significant of these are addressed individually. Packaging accounts for 6% of the basic and capital goods industries. The packaging sector’s performance is dependent on the underlying credits, raw material structure and pricing power. Due to the fact that resin prices fluctuate with the price of oil, plastic packaging credits that have resins as their major raw material have struggled. Significant increases in aluminum have caused metal packaging credits that use aluminum to make cans to struggle. As the cost of the raw materials has dramatically risen, the companies have been trying to offset these costs with price increases and variable contracts. In the short term, this lag between increasing raw material costs and increased pricing has hurt margins and profitability, however new variable pricing contracts have shortened the lag. Additionally, high input costs such as oil, energy, and transportation have also hurt the results. With a market to book ratio on securities in an unrealized loss position of 98%, AEGON is well positioned in the packaging sector.

The environmental sector, which accounts for 4% of the sector, has been hurt by high energy and transportation costs. The sector is very sensitive to energy costs, as the majority of the business centers around the collection of waste by fleets of trucks. Price initiatives have been instituted and pricing is catching up to the higher energy costs.

Building products make up 16% of the basic and capital goods industries. The building products sector is highly correlated to the housing market. Fundamentals have dramatically weakened in the homebuilding sector and the building product sector has come under technical pressure as order activity has slowed and cancellation rates have increased. The construction machinery industry, which is 6% of the total, has experienced improving demand due mainly to continued economic expansion. Higher input costs have generally been more than offset by improved pricing and productivity initiatives. Companies within the diversified manufacturing industry have exposure to a wide variety of end-markets. Profitability in this industry tends to track overall industrial production trends which continued to show growth throughout 2006. The unrealized losses in the aerospace/defense sub-sector are primarily interest rate related and there are limited fundamental credit issues in the sector. The aerospace/defense sub-sector accounts for 11% of the total sector.

While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos, home construction, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result, AEGON’s absolute exposure is large, but the overall market to book ratio is 97% on all securities in an unrealized loss position.

The automotive sub sector accounts for approximately 20% of the unrealized loss position. The underlying fundamentals driving sales and earnings performance continue to be pressured as a result of declining Big 3 market share. The lost market share and high raw material costs have negatively impacted suppliers. The Big 3 have made progress with their respective restructuring plans to modestly improve credit profiles, but the pressure to further improve costs and stabilize market share remains. As of December 31, 2006, AEGON USA held EUR 26 million B-rated shares of General Motors, which carried unrealized losses of EUR 1 million. AEGON USA held EUR 36 million B-rated and EUR 15 million CCC+-rated shares of Ford Motor Company, which carried no unrealized losses. For autos, the overall market to book ratio is 97% on all securities in an unrealized loss position.

With respect to the other groups, fundamentals have held up relatively well, but a slowing economy and moderating consumer sentiment is likely to weaken results in the upcoming year. Homebuilders, retailers, and gaming companies have showed signs of stress as higher interest rates, oil/gas prices, and utility costs are taking their toll on discretionary spending. Lodging continues to perform well as results are tied more closely to business spending than consumer tourism spending. Many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to credit deterioration. Higher interest rates than a few years ago have clearly been one of the primary drivers of those securities with unrealized losses in this sector the homebuilding sector likely the most affected. Fundamentals in the homebuilding sector have weakened due to higher interest rates and oversupply which have led to a decrease in order activity and high cancellation rates. The key question will be when the supply imbalance moderates. In the home building sector as of December 31, 2006, AEGON held EUR 15 million of debt rated less than BBB- and EUR 222 million of debt rated investment grade, which carried unrealized losses of EUR 1 million and EUR 2 million, respectively. In the retail sector, investors have been negatively impacted by increased mergers and acquisitions and leveraged buyout activity.

The overall market to book ratio is 97% on all securities in an unrealized loss position. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit-related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Consumer Non-Cyclical

The consumer non-cyclical companies continue to maintain fairly stable credit profiles. Consumer products, food and beverage fundamentals have modestly weakened due to higher input costs and somewhat stagnant pricing. Additionally, shareholder friendly actions and related restructuring have been done at the expense of bondholders. For private placements (which represent 49% of the gross unrealized loss position), the vast majority contain covenants that protect the bondholder from these shareholder friendly actions. Supermarkets have improved same store sales, but operating margins continue to be pressured by a very competitive food retail environment. Pharmaceuticals have had some modest sales and operating margin deterioration due to a number of branded products coming off of patent. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to significant credit deterioration.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 98% on all public securities in an unrealized loss position, and 96% on all private securities in an unrealized loss position. The vast majority of the unrealized losses in the consumer non-cyclical sector is not the result of fundamental problems with individual issuers, but is primarily due to increases in interest rates; therefore, AEGON does not consider those unrealized losses to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Transportation

The transportation segment has seen weakness due to rising fuel costs. The airlines are a material portion of the sector, and their results, although positive, have a negative correlation with fuel costs. Fuel costs have receded from their peak levels which is a positive for the airlines. In the short-term, the airlines have historically had a difficult time increasing fares to compensate for higher fuel costs. In the longer-term, however, the companies should be able to increase their pricing in order to reflect the cost environment given the consumer demand. Over 67% of the unrealized losses are from the railway sector. However, these unrealized losses as well as the other unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Communications

Continuing on the trend started in 2005, many companies in the communications sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused many companies to increase financial leverage. Consolidation within the telecom industry has continued into 2006, with the most notable being AT&T Inc.’s acquisition of BellSouth. Fundamentals also remain challenging, with wire line telecom companies experiencing accelerating line losses due to competition from wireless providers, as well as cable and other voice over internet protocol (VOIP) providers. Media companies are suffering from a tepid advertising environment, with advertising dollars shifting to “new” forms of media. This has led to lower returns on equity, historically low equity multiples, and poor stock performance. In some cases activist shareholders and private equity firms have forced management to respond by increasing financial leverage, consolidation, or asset divestitures. The net effect is a weaker credit profile for many companies.

The overall market to book ratio on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON does not consider the remaining book values to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Utility

Electric and Energy

In the aftermath of 2002’s melt-down, the theme for electric utilities, and energy companies as a whole turned to a focus on the basics of good business. Companies focused on optimizing their regulated operations and minimizing the volatility in other areas of their businesses. The industry also focused on strengthening their balance sheets through debt-reduction and maximizing cash flows. During 2006 fundamentals continued to improve, and are generally expected to remain stable through 2007. Looking forward, the most concerning issues on the horizon appear to be continued merger and acquisition activity, growing capital expenditures programs, and an increasingly uncertain regulatory environment driven by rising energy prices. The overall market to book on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Natural Gas

Pipeline companies have strengthened their credit fundamentals via asset sales, strong cash flows, and renewed strength in select non-regulated business segments. Specifically, those companies with natural gas production units and/or gas processing have enjoyed very strong margins. At the same time, those companies with legacy energy trading books continue to be burdened by these now largely discontinued operations. With respect to capital deployment, pipeline companies are increasingly emphasizing organic growth projects over acquisitions. This has been driven by the higher cost of doing acquisitions in this consolidating sector, as well as the need to develop infrastructure as natural resources are extracted from new regions and basins. The maintenance and replacement of existing energy infrastructure has also been an area of increased investment by pipeline and distribution companies. Acquisition activity that is taking place is focused more on asset sales/purchases, as some industry participants are sharpening their business focus by moving away from the energy/utility conglomerate business model, or focusing their activities on regulated or non-regulated activities, respectively. One area of ongoing and increasing concern is the prospect for leveraged buy-outs within the sector. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Sovereigns

Sovereigns include government issued securities including Dutch government bonds, US Treasury, agency and state bonds; substantially all of the unrealized losses relate to A or higher rated securities. Only one issuer in this sector has unrealized losses greater than EUR 15 million. AEGON owns EUR 1.8 billion of US Treasuries, of which all are AAA rated securities with unrealized losses of EUR 21 million. Over EUR 12 million of the unrealized losses in this sector relate to Small Business Administration (SBA) debt. When SBA holdings in the sovereign sector are combined with SBA holdings in the ABS—other sector, AEGON holds EUR 0.9 billion AAA rated shares of the issuer’s securities with unrealized losses of EUR 15 million. The overall market to book ratio is 98% on all SBA debt in an unrealized loss position. As the unrealized losses on AEGON’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON to be impaired at December 31, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all Bonds in an unrealized loss position held by AEGON USA and AEGON The Netherlands at December 31, 2006.

Maturity Level

	Carrying value of securities	Gross unrealized
In million EUR	with gross unrealized losses	losses
One year or less	2,059	(15)
Over 1 thru 5 years	11,269	(172)
Over 5 thru 10 years	11,927	(308)
Over 10 years	10,618	(318)

Total	35,873	(813)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of Bonds in an unrealized loss position held by AEGON USA and AEGON The Netherlands at December 31, 2006.

	Carrying value of securities	Gross unrealized
In million EUR	with gross unrealized losses	losses
Treasury Agency	6,057	(111)
AAA	7,630	(124)
AA	2,571	(50)
A	8,957	(213)
BBB	9,005	(239)
BB	878	(34)
B	619	(30)
Below B	156	(12)

Total	35,873	(813)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

	Investment grade	Below investment grade		Below
	carrying value of	carrying value of	Investment	investment
	securities with	securities with	grade	grade
	gross unrealized	gross unrealized	unrealized	unrealized
In million EUR	losses	losses	loss	loss
0 -12 months	17,805	821	(251)	(29)
> 12 months	16,414	833	(486)	(47)

Total	34,219	1,654	(737)	(76)

Realized gains and losses on Bonds of AEGON USA and AEGON The Netherlands for the twelve months ended December 31, 2006:

In million EUR	Gross Realized Gains	Gross Realized Losses
Bonds	493	(518)

Gross realized gains include EUR 103 million of bond recoveries and gross realized losses include EUR 80 million of bond impairments.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at December 31, 2006.

Time period
In million EUR	0 - 12 months	>12 months	Total
Bonds	(356)	(82)	(438)

There are no securities which represented more than 5% of the EUR (438) million of realized losses on sales of fixed maturity securities, except for EUR 81 million losses on US Government Securities.

Impairment losses and recoveries

The composition of AEGON’s bond impairments losses and recoveries by issuer, according to IFRS, for the twelve months ended December 31, 2006 is presented in the table below. Those issuers above EUR 12 million are specifically noted.

(Impairment)/
In million EUR	Recovery
Issuer Name
Impairments:
Lease Investments Flight Trust	(23)
Other Impairments (28 unique issuers)	(57)

Sub-total	(80)

Recoveries:
Class Action Law Suit	21
United Air Lines	13
Other Recoveries (44 unique issuers)	69

Sub-total	103

Net (Impairments) and Recoveries	23

In 2006, AEGON recognized EUR 103 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

In 2006, a EUR 23 million loss was realized on Lease Investments Flight Trust. The debt represents a beneficial interest in a portfolio of pooled aircraft leases. Larger than expected aircraft maintenance expenses have reduced revenue generation for the Trust. AEGON runs models based on best estimates of future cash flows. Due to an intent to sell this security, AEGON realized an impairment loss in the second quarter of 2006. The security was not sold in 2006 and additional write-downs have been taken to carry it at fair value.

In the fourth quarter of 2006, AEGON received EUR 21 million from a litigation settlement related to a previous debt holding. The settlement was recorded as an impairment recovery.

In 2006, AEGON also recorded a EUR 13 million recovery on United Airlines based on distributions collected and expected future distributions.

Equity instruments classified as available for sale

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

Equity securities held in an unrealized loss position that are below cost for over six months or significantly below cost at the balance sheet date are evaluated for a possibility other than temporary impairment. If an individual stock is considered to be impaired on an other than temporary basis, the value of the stock is written down to fair value for US GAAP purposes. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

AEGON applies the same monitoring practices and evaluation process for identifying impairments of shares for IFRS as for US GAAP purposes.

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during 2006, a realized loss was recognized. The impairment review process has resulted in EUR 36 million (2005: EUR 20 million; 2004: EUR 30 million) of impairment charges for AEGON year ended December 31, 2006.

As of December 31, 2006, there are EUR 973 million of gross unrealized gains and EUR 27 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON The Netherlands and AEGON USA with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gain and loss on share positions held by AEGON The Netherlands and AEGON USA.

			Net	Carrying value		Carrying value
			unrealized	of securities with	Gross	of securities with	Gross
	Cost	Carrying	gains/	gross unrealized	unrealized	gross unrealized	unrealized
In million EUR	basis	value	(losses)	gains	gains	losses	losses
Shares	3,934	4,873	939	4,449	966	424	(27)

The composition of shares by industry sector in an unrealized loss position held by AEGON The Netherlands and AEGON USA at December 31, 2006 is presented in the table below.

Unrealized losses–shares

	Carrying value	Gross	Carrying value	Gross
	of instruments	unrealized	of instruments	unrealized
	with unrealized	losses	with unrealized	losses
In million EUR	losses 2006	2006	losses 2005	2005
Communication	9	(1)	2	(1)
Consumer cyclical	9	(1)	40	(3)
Consumer non-cyclical	25	(2)	31	(5)
Financials	218	(9)	76	(4)
Funds	14	(1)	26	(1)
Industries	36	(3)	35	(5)
Resources	7	(1)	1	(1)
Services cyclical	19	(1)	19	(2)
Services non-cyclical	10	(1)	36	(2)
Technology	42	(4)	32	(4)
Transport	5	—	—	—
Other	30	(3)	91	(7)

	424	(27)	389	(35)

The table below provides the unrealized loss on shares at December 31, 2006 broken down by the period of time they have been below cost.

Time Period
In million EUR	0 - 12 months	> 12 months	Total
Shares	(22)	(5)	(27)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON The Netherlands and AEGON USA were below cost prior to the impairment in 2006.

Time Period
In million EUR	0 - 12 months	> 12 months	Total
Shares	(21)	(13)	(34)

v Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

Refer to Note 18.25 of the notes to our consolidated financial statements included in this Report for more details on assumptions.

vi Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carryforwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

vii Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

viii Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

ix Non-consolidated group companies

All Group Companies are consolidated.

5.3 Application of Critical Accounting Policies – US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

The application of these accounting policies is discussed in “Application of Critical Accounting Policies – International Financial Reporting Standards”. The primary difference in applying these accounting principles for US GAAP accounting purposes is that for the flexible premium insurance products and investment contracts in The Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contract holder balance.

Impairment of debt securities

The same monitoring practices and evaluation process as described in AEGON The Netherlands “Application of Critical Accounting Principles—IFRS” is followed. The practices described are those followed by AEGON USA, 89% of the unrealized loss exposure is in the U.S. and NL portfolio.

If it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary-impairment (OTTI) shall be considered to have occurred. If the decline in fair value is judged to be OTTI, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis.

Write offs on impaired debt instruments can be partially or fully reversed under IFRS if the value of the impaired assets increases. Such reversals are not allowed under US GAAP.

Pension expense

Statement of Financial Accounting Standards (“SFAS”) 87, “Employees Accounting for Pensions” (“SFAS 87”), is applied to the pension plans of the Group. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), which requires an employer to recognize the funded status of a benefit plan as an asset or liability in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The standard also requires that plan assets and benefit obligations be measured as of the annual balance sheet date. SFAS 158 was effective for fiscal years ending after December 15, 2006, with certain exceptions not applicable to AEGON; therefore, the provisions of SFAS 158 were adopted effective December 31, 2006. The adoption of SFAS 158 did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension costs. The effect on shareholders’ equity of adopting SFAS amounted to EUR 855 million and has been presented on a separate line in the reconciliation.

Goodwill

Pursuant to SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, other countries and Transamerica Finance Corporation.

The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. A sensitivity analysis was performed using increases in the discount rate of 1% and 2%. There was no goodwill impairment with 1% increase in the discount rate, and approximately USD 375 million of impairment write-off when the risk discount rate was increased by 2%.

Certain effects of US GAAP

Net income of EUR 2,046 million was reported in 2006 based on US GAAP, compared to a net income of EUR 2,084 million and EUR 1,430 million respectively over the same period in 2005 and 2004. The US GAAP net income reflects the same financial statement impacts that are described below under Results of Operations.

See Note 18.55 of the notes to our consolidated financial statements included in this Report for a discussion of the main differences for net income and shareholders’ equity under IFRS and US GAAP.

5.4 Results of Operations– 2006 compared to 2005

Information on 2006 and 2005 has been adjusted to reflect the change in accounting principles related to the guarantees in the Netherlands as announced on July 24, 2007 and explained more fully on the cover page of this Report and in our Report on Form 6-K filed with the SEC on July 26, 2007. In addition 2005 and 2006 information also reflect a change in the definition of operating earnings to include our share in the net results of associates and a new line of business format which more closely aligns with the way the business is managed within the geographical areas. For more information see also note 18.2.2.2 to our consolidated financial statements elsewhere in this Report.

	2006	2005
	Adjusted	Adjusted
	in million	in million
	EUR	EUR	%
By product segment
Life and protection	1,283	895	43
Individual savings and retirement	631	472	34
Pensions and asset management	1,025	(251)
Institutional products	382	373	2
Reinsurance	163	105	55
Distribution	12	(35)
General insurance	55	55	0
Other	0	(6)
Interest charges and other	(242)	(280)	(14)
Share in net results of associates	32	20	60

Operating earnings before tax	3,341	1,348
Gains/(losses) on investments [1]	569	1,157	(51)
Impairment charges [1]	(25)	14
Other non-operating income/(charges) [1]	86	277	(69)

Income before tax	3,971	2,796	(42)
Income tax	(802)	(651)	(23)
Minority interest	0	2

Net income [2]	3,169	2,147	48

Net operating earnings	2,570	1,118

Income before tax geographically

Americas	2,140	2,181	(2)
The Netherlands	1,623	467
United Kingdom	331	272	22
Other countries	81	248	(67)
Holding and other activities	(196)	(352)	(44)
Eliminations	(8)	(20)	(60)

Income before tax	3,971	2,796	42

[1]	Together non-operating earnings before tax
[2]	Net income means net income attributable to equity holders of AEGON N.V.

Revenues geographically 2006

					Holdings,
					other
		The	United	Other	activities and
In million EUR	Americas	Netherlands	Kingdom	countries	eliminations	Total
Total life insurance gross premiums	7,709	3,028	9,214	1,817	0	21,768
Accident and health insurance premiums	1,981	191	0	69	0	2,241
General insurance premiums	0	434	0	127	0	561

Total gross premiums	9,690	3,653	9,214	2,013	0	24,570
Investment income	5,718	2,006	2,413	192	47	10,376
Fees and commission income	971	375	278	41	0	1,665
Other revenues	0	0	0	1	3	4

Total revenues	16,379	6,034	11,905	2,247	50	36,615

Number of employees, including agent-employees	14,236	6,404	4,639	3,274	173	28,726

This report includes two non-GAAP financial measures: operating earnings before tax and net operating earnings. The reconciliation of these measures to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measures shown herein, together with the GAAP information, provides meaningful measures for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

	2006	2005
In million EUR	Adjusted	Adjusted
Net operating earnings	2,570	1,118
Income tax on operating earnings	771	230
Operating earnings before tax	3,341	1,348
Net gains on investments	1,064	1,269
Other income	12	176
Losses on investments	(495)	(112)
Impairment charges	(25)	14
Other charges	(1)	(3)
Policyholder tax	75	104

Income before tax	3,971	2,796

This review of operations should be read in conjunction with the consolidated financial statements and related notes included in this Report.

Overview

During the past year, we made significant progress in line with AEGON’s strategy to increase profitability, enhance distribution and expand geographically into regions that offer long term growth potential for our core products and services.

Operating earnings before tax increased from EUR 1,348 million in 2005 to EUR 3,341 million in 2006. Fair value movements on guarantees in the Netherlands contributed EUR 648 million in 2006 compared to charges of EUR 984 million in 2005. Excluding the impact of guarantees the increase in operating earnings reflects growth across all lines of business especially in the Americas, the Netherlands and the UK. The 48% increase in AEGON’s net income for the year reflects higher operating earnings including the effect of the guarantees of the Netherlands, as well as lower gains on our investment portfolio and lower book gains.

In 2006, new life sales1 increased 20% for the full year, reflecting record sales in AEGON UK which increased 54%, as well as a rebound in retail life sales in AEGON US and improved life sales in AEGON The Netherlands. AEGON Spain’s new life sales more than doubled to EUR 52 million as a result of our recent partnerships with major savings banks. AEGON Central and Eastern Europe’s new life sales were particularly strong in Poland during the year, with record sales in the fourth quarter of 2006. Our Taiwanese business made the transition to a more balanced product portfolio during 2006. Nearly half of the new business came from higher margin unit-linked products.

The opportunity for pensions growth globally continues to be an area of primary focus for AEGON. During the year, sales of pension-related products were the main driver behind the strong sales growth in AEGON UK. Membership in AEGON’s pension funds in Hungary and Slovakia grew considerably during 2006, and in AEGON The Netherlands sales of individual and group pension products showed an increase. In the US, our pension business continues to experience good growth with over USD 9.3 billion in total sales during the year, a 3% increase from 2005. Both Diversified Investment Advisors and Transamerica Retirement Services received numerous industry awards in recognition of their customer service platform. Our agreement to acquire a top-ten pension fund management company in Poland and our newly-formed pension fund management joint venture in Mexico will add additional momentum to AEGON’s leading pension position internationally.

We further broadened AEGON’s distribution capability through our acquisition of a leading provider of bank-owned and corporate-owned life insurance in the United States and with our acquisition of the remaining 55% of Unirobe, a company of independent financial advisors in the Netherlands. Our two new joint ventures with Spanish savings banks began writing business mid-year, expanding AEGON’s position in the bank channel in Spain.

During 2006, and early this year, we have fulfilled our intention to enter a number of key growth markets. In Mexico, we acquired 49% of Seguros Argos, a life insurance company specializing in worksite marketing. In India, we established a partnership with the financial services company Religare, a subsidiary of the Ranbaxy Promoter Group, to provide life insurance and asset management products across the country. AEGON’s rollout in China continued with new operations in the Shandong province. At the beginning of this year, we announced our plans to form a mandatory pension company with Banca Transilvania in Romania where pension reforms are expected to be implemented next year. We have also established a new partnership with Sony Life to form a life insurance company that will initially provide variable annuity products through its extensive Lifeplanner® agent channel and through other financial institutions throughout Japan.

Results

Operating earnings before tax in 2006 increased from EUR 1,348 million to EUR 3,341 million, with increases in AEGON Americas, AEGON The Netherlands and AEGON UK. Operating earnings before tax in AEGON Americas were USD 2,732 million for 2006, an increase of USD 367 million or 16% compared to 2005. The return on hedge funds, limited partnership and convertible bond assets contributed significantly to the earnings growth. In addition, the earnings improvement in AEGON Americas is due to growth in most lines of business and improved mortality experience. The increase in operating earnings in AEGON The Netherlands reflects primarily the net positive impact of changes in interest rates on the fair value of guarantees and related hedges (2006: contribution before tax of EUR 648 million, 2005: charges before tax of EUR 984 million). In AEGON UK, the increase in operating earnings before tax mainly reflects the positive effect of higher equity and bond markets and growth of the businesses, partly offset by the impact of higher surrenders due to Pension A-day. The decrease of operating earnings before tax in Other countries primarily reflects investments to grow AEGON’s businesses in Slovakia and China. This decrease was partly offset by higher earnings in Hungary and Spain.

[1]	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium.

Net operating earnings in 2006 increased from EUR 1,118 million to EUR 2,570 million. Increase reflects 148% increase in operating earnings before tax, partially offset by a higher effective tax rate. The effective tax rate was 23% compared to 17% in 2005. The effective tax rate increased in Americas, the Netherlands and Other countries (primarily Taiwan) and decreased in the UK.

Net gains on investments (before tax) and impairment charges together amounted to EUR 544 million compared to a gain of EUR 1,171 million in 2005. The decline, partly offset by net gains on the sale of shares in the Netherlands, primarily reflects a negative fair value change in derivatives used for asset and liability management in the Netherlands and normal trading activity in the US in a higher interest rate environment.

Other non-operating income/(charges) amounted to EUR 86 million. The comparable figure in 2005 contained the book gain before tax on the sale of the general insurance activities in Spain of EUR 176 million.

Net income increased 48% to EUR 3,169 million in 2006. Higher operating earnings were offset by lower net gains on investments and lower other non-operating income. The effective tax rate decreased to 20% from 23% in 2005, mainly due to higher tax-exempt gains in the Netherlands and the impact of the reduction in 2007 of the corporate tax rate in the Netherlands from 29.6% to 25.5% ratified by the Dutch parliament in the fourth quarter of 2006 and resulting in a release of deferred tax liabilities. Net income per share was EUR 1.87 compared to EUR 1.25 in 2005.

Commissions and expenses increased 10% to EUR 6,085 million (11% at constant currency exchange rates) reflecting a change in business mix, growth in the businesses and higher DPAC amortization.

Total revenue generating investments amounted to EUR 363 billion at December 31, 2006, compared to EUR 358 billion at December 31, 2005.

Production

In 2006, new life sales increased 20% to EUR 3,051 million, primarily due to record sales in the United Kingdom. In the UK, new life sales increased 54% for the period as a result of strong pension sales, partly attributable to Pension A-Day, and growth in the sales of bonds, annuities and individual protection products. New life sales in the Americas increased 7% in 2006. Higher bank-owned and corporate-owned life insurance (BOLI/COLI) sales, reinsurance sales, as well as growth in the middle market were partly offset by lower retail sales within the Transamerica agency channel earlier in the year. New life sales in the Netherlands increased 7% to EUR 248 million, driven by growth of individual life sales through the intermediary channel and increased activity in the group pensions business. New life sales in Other countries in 2006 decreased 30% due to lower sales in Taiwan, but were partly offset by higher sales in Spain and Poland. The increase in new life sales in Spain mainly reflects the joint ventures with Caja Badajoz and Caja Navarra that became operational mid-year 2006.

On balance sheet production of annuity, pension and institutional guaranteed products in the Americas increased 11% to USD 21.3 billion, compared to 2005. Fixed annuity deposits declined 19% as sales continue to be challenged by the inverted yield curve and competition from other bank-sold products. Variable annuity deposits of USD 3.4 billion increased 15% over last year due to increased demand for variable annuity products and increased wholesaler distribution. Pension deposits increased 4% compared to 2005. Deposits in institutional guaranteed products increased 17%, primarily due to higher medium-term note issuance.

Off balance sheet production for the Group increased 14%, reflecting strong sales of synthetic Guaranteed Investment Contracts (GICs), strong sales in retail mutual funds in the US and the UK, and continued growth of AEGON’s pension fund business in Central and Eastern Europe. The increase was partly offset by lower sales of managed assets.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2006	2005		2006	2005
	Adjusted	Adjusted		Adjusted	Adjusted
	in million	in million		in million	in million
	USD	USD	%	EUR	EUR	%
Income by product segment

Life and protection
Life	741	707	5	589	568	4
Accident and health	417	345	21	331	277	19

Individual savings and retirement
Fixed annuities	479	464	3	381	372	2
Variable annuities	266	112	138	213	90	137
Retail mutual funds	5	0		4	0

Pensions and asset management	139	142	(2)	111	114	(3)

Institutional
Institutional guaranteed products	408	397	3	325	319	2
BOLI/COLI	72	67	7	57	54	6
Reinsurance	205	131	56	163	105	55

Operating earnings before tax	2,732	2,365	16	2,174	1,899	14
Gains/(losses) on investments	(28)	299		(22)	240
Impairment charges	(15)	53		(12)	42

Income before tax	2,689	2,717	(1)	2,140	2,181	(2)
Income tax	(738)	(705)	5	(587)	(566)	4
Minority interest	0	2		0	2

Net income	1,951	2,014	(3)	1,553	1,617	(4)
Net operating earnings	1,978	1,784	11	1,574	1,432	10

Revenues
Life single premiums	2,688	1,533	75	2,139	1,231	74
Life recurring premiums	6,999	6,724	4	5,570	5,398	3

Total life insurance gross premiums	9,687	8,257	17	7,709	6,629	16
Accident and health insurance	2,490	2,456	1	1,981	1,972	0

Total gross premiums	12,177	10,713	14	9,690	8,601	13
Investment income	7,185	6,705	7	5,718	5,383	6
Fee and commission income	1,220	1,085	12	971	871	11

Total revenues	20,582	18,503	11	16,379	14,855	10
Commissions and expenses	4,614	4,063	14	3,672	3,262	13

Standardized new premium production insurance
Life single premiums	2,202	1,298	70	1,752	1,042	68
Life recurring premiums annualized	1,029	1,036	(1)	819	832	(2)

Life total recurring plus 1/10 single	1,249	1,166	7	994	936	6
Life	732	800	(9)	582	642	(9)
BOLI/COLI	202	107	89	161	86	87
Reinsurance	315	259	22	251	208	21

Standardized new premium production Insurance	1,249	1,166	7	994	936	6

New premium production accident and health	954	950	0	758	762	(1)

Gross deposits (on and off balance sheet)
Fixed annuities	1,365	1,675	(19)	1,086	1,345	(19)
Variable annuities	3,396	2,947	15	2,703	2,366	14
Pensions	9,299	9,017	3	7,400	7,239	2
Institutional guaranteed products	25,129	18,951	33	19,997	15,214	31
Reinsurance	4	7	(43)	3	6	(50)
Retail mutual funds	2,776	1,804	54	2,209	1,448	53
Managed assets	1,642	3,145	(48)	1,307	2,525	(48)

Total gross deposits	43,611	37,546	16	34,705	30,143	15

Exchange rates
	Weighted average					Year-end
Per 1 EUR	2006	2005			2006	2005
USD	1.2566	1.2456			1.3170	1.1797
CAD	1.4236	1.5094			1.5281	1.3725

Operating earnings before tax

Operating earnings before tax were USD 2,732 million for 2006, an increase of USD 367 million or 16% compared to 2005. The return on hedge funds, limited partnership and convertible bond assets contributed significantly to the earnings growth. The returns on these portfolios outperformed long term expectations in both 2006 and 2005, and strong returns were particularly noticeable in the fourth quarter of 2006. In addition, the year over year earnings improvement is due to growth in most lines of business and improved mortality experience.

Life and protection

Operating earnings before tax for life and protection increased USD 106 million, or 10%, to USD 1,158 million in 2006. The growth over last year is primarily attributable to improved mortality and claims experience, continued favorable performance in the hedge fund and limited partnership portfolios, and continued growth of the inforce. The earnings from assets held at fair value through profit and loss (hedge funds and limited partnerships) contributed USD 98 million in 2006 compared to USD 71 million in 2005.

Individual savings and retirement

Individual savings and retirement operating earnings before tax of USD 750 million has increased USD 174 million, or 30% compared to the results for 2005. The valuation of the Canadian Segregated funds, the total return annuity, and the fair value movements of certain financial assets carried at fair value had a significant effect on operating earnings before tax. These items contributed USD 196 million to operating earnings in 2006 compared to USD 126 million in 2005. Fixed annuity results reflected otherwise stable spreads on lower balances. The remainder of the increase reflects favorable equity markets and growth in assets under management in addition to favorable deferred policy acquisition costs (DPAC) amortization compared to 2005.

Product spreads on the largest segment of the fixed annuity book were 247 basis points in 2006 on a pre-tax operating basis compared to 230 basis points in 2005. Product spreads in 2006 include 42 basis points from the impact of valuation of certain financial assets carried at fair value compared to 25 basis points in 2005. The expected long term return contribution to product spreads from the valuation of these assets is approximately 22 basis points.

Pensions and asset management

Pensions and asset management operating earnings before tax of USD 139 million for 2006 decreased USD 3 million or 2% compared to the results for 2005. The 2005 results include a one-time release of USD 20 million from a long-term deferred compensation plan. The valuation of certain financial assets carried at fair value contributed USD 37 million to operating earnings before tax in 2006 compared to USD 28 million in 2005. The remaining increase is primarily due to higher fees from variable products due to equity market growth and strong sales in late 2005.

Institutional products

Operating earnings before tax of institutional products increased 3% to USD 480 million compared to 2005. Higher earnings on certain assets carried at fair value, which amounted to USD 171 million compared to USD 88 million in 2005, growth due to strong sales as well as increased fees from growth in synthetic GICs and other assets under management were offset by reduced product spreads due to the continued rise of short-term interest rates early in 2006.

Reinsurance

Reinsurance operating earnings before tax of USD 205 million increased 56% compared to 2005. The increase in earnings primarily reflects continued growth in the inforce business due to strong sales and favorable mortality compared to 2005. In addition, earnings on certain assets carried at fair value and earnings from the total return annuity product amounted to USD 42 million in 2006 compared to USD 3 million in 2005.

Long term return expectations for fair-valued assets in operating earnings

AEGON provides long term return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Long term annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations.

These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 3.8 billion as of December 31, 2006. Operating earnings for 2006 include USD 499 million (USD 598 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 452 million and cash income of USD 47 million. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is most notable in the life, fixed annuity and institutional guaranteed products lines of business.

Net operating earnings

Net operating earnings in 2006 of USD 1,978 million increased USD 194 million or 11% from USD 1,784 million in 2005. The effective tax rate on operating earnings increased from 26% in 2005 to 27% in 2006.

Net income

Net income, which includes net gains/losses on investments and impairment charges, decreased 3% to USD 1,951 million. Net gains/losses on investments amounted to a loss of USD 28 million in 2006 compared to a gain of USD 299 million in 2005. The loss in 2006 is primarily due to normal trading activity in the bond portfolio during the second quarter of 2006 in a rising interest rate environment.

Net impairment charges of USD 15 million in 2006 were well below long-term expectations, but less favorable than the net impairment recoveries of USD 53 million recorded during 2005.

The effective tax rate of 27% for 2006 is slightly higher than the effective rate of 26% in 2005.

Revenues

Revenues of USD 20.6 billion increased 11% in 2006 compared to those in 2005.

Life insurance gross premiums of USD 9.7 billion increased 17%. Recurring premiums increased by 4% compared to 2005, primarily reflecting an increase in the reinsurance business. Single premiums increased by 75% compared to 2005, a result of a large single premium BOLI/COLI case in 2006. The 2006 figure includes USD 95 million of premiums from the acquisition of a block of credit life insurance.

Accident and health premiums of USD 2.5 billion remained stable compared to 2005.

Investment income increased 7% in 2006 compared to 2005, primarily due to rising short-term rates, higher volume and increased book yield from reinvestment of the portfolio.

Commissions and expenses

Commissions and expenses of USD 4,614 million increased 14% compared to 2005. Operating expenses of USD 1,957 million in 2006 were up 11% compared to 2005. This increase includes the impact of a one-time release of USD 20 million during 2005 from a long-term deferred compensation plan included in the pensions and asset management line of business.

Operating expenses increased primarily due to growth initiatives in variable annuities and asset management, as well as increased regulatory and compliance costs. On January 11, 2007 Transamerica announced that it will consolidate its Kansas City-based life insurance administrative operations in Cedar Rapids, Iowa by year-end 2007. Once consolidation is complete annual savings are expected to be USD 15 million to USD 20 million.

Production

Retail standardized life production for 2006 of USD 732 million was USD 68 million, or 9% lower than that for 2005. This decline is primarily due to a decline in non-recourse production as actions have been taken to stop accepting this type of business. Regular Transamerica agency production is also down due to tighter underwriting, rate increases and lower field compensation. The credit life reinsurance transaction provided USD 50 million of standardized life production in the fourth quarter 2006.

BOLI/COLI standardized production for 2006 of USD 202 million was USD 95 million, or 89% higher than that for 2005 due to a large single premium deposit in the third quarter of 2006.

Reinsurance standardized life production for 2006 of USD 315 million was USD 56 million, or 22% higher than that for 2005 due to continued strong international sales.

Health production for 2006 of USD 954 million was USD 4 million higher than in 2005. Production was slightly higher than last year due to a non-recurring USD 36 million sale reported as a result of an inforce indemnity reinsurance transaction which was mostly offset by a decline in international sales in the direct marketing business.

Individual savings and retirement deposits of USD 7,537 million increased by USD 1,112 million or 17% compared to those in 2005. Fixed annuity deposits of USD 1,365 million decreased 19% as a result of increased competition from bank CD’s as short-term interest rates have risen substantially. Withdrawals from existing contracts are above last year’s level. The decrement rate (lapses and deaths) on the largest block in the retail annuity segment has risen from 13.6% in 2005 to 22.8% in 2006 annualized. Variable annuity deposits of USD 3,396 million increased 15% primarily due to an increase in demand for variable annuity products and increased wholesaler distribution. The balances of variable annuities have increased 10% to USD 36.9 billion over the past year. Retail mutual fund sales of USD 2,776 million for 2006 increased 54% compared to those for 2005 as a result of strong markets and an increase in wholesaler distribution and fee planner channels.

Pension and asset management deposits of USD 10,941 million decreased 10% over 2005, primarily as a result of lower asset management sales. This was partially offset by an increase in pension deposits, which included several large takeover cases, higher written sales, and an increase in terminal funding sales.

Institutional deposits of USD 25,129 million for 2006 increased 33% over 2005. Institutional guaranteed product production in 2006 was USD 12,501 million, an increase of 17% compared to 2005. This increase is due primarily to higher medium-term note sales, including investor demand for the new Ireland platform, replacement muni sales, and fixed GIC sales. The balance of GIC and funding agreements at December 31, 2006 consists of USD 32.3 billion general account and USD 2.0 billion separate account business. The combined balances have increased 4% over the past year. Synthetic GIC sales of USD 12,628 million in 2006 increased 53% compared to sales in 2005 primarily due to a significant contract sold in the fourth quarter of 2006.

THE NETHERLANDS

AEGON The Netherlands

	2006 Adjusted in million EUR	2005 Adjusted in million EUR	%
Income by product segment
Life and protection
Life	282	(24)
Accident and health insurance	34	45	(24)
Individual savings and retirement
Saving products	35	15	133
Pensions and asset management	720	(568)
Distribution	18	5
General insurance	26	30	(13)
Share in profit/(loss) of associates	7	4	75

Operating earnings before tax	1,122	(493)
Gains/(losses) on investments	513	985	(48)
Impairment charges	(12)	(25)	52

Income before tax	1,623	467
Income tax	(203)	(38)

Net income	1,420	429

Net operating earnings	868	(319)

Revenues
Life single premiums	1,261	1,053	20
Life recurring premiums	1,767	1,968	(10)

Total life insurance gross premiums	3,028	3,021	0
Accident and health insurance	191	191	0
General insurance	434	443	(2)

Total gross premiums	3,653	3,655	(0)
Investment income	2,006	2,184	(8)
Fee and commission income	375	325	15

Total revenues	6,034	6,164	(2)

Commissions and expenses	1,087	1,091

Standardized new premium production insurance
Life single premiums	1,248	1,079	16
Life recurring premiums annualized	123	123
Life total recurring plus 1/10 single	248	231	7
Accident and health insurance	46	8
General insurance	33	40	(18)

Gross deposits
Saving deposits	2,401	3,478	(31)

Total production on balance sheet	2,401	3,478	(31)

Off balance sheet production
Mutual funds and other managed assets	408	864	(53)

Total production off balance sheet	408	864	(53)

Operating earnings before tax

Operating earnings before tax amounted to EUR 1,122 million in 2006, compared to a loss of EUR 493 million in 2005. Fair value movements of guarantees and related hedge instruments significantly influenced operating earnings. The net impact of guarantee provisions and related hedging results on operating earnings in 2006 was a positive EUR 648 million, whereas EUR 984 million was added to guarantee provisions in 2005.

Certain insurance products include minimum interest rate guarantees that are not offset by matching investments. In the second half of 2006, AEGON The Netherlands implemented a hedging program to extend and enhance its active risk management strategy. In addition to the established derivatives program of 2004 to lengthen the asset duration, AEGON The Netherlands has implemented a hedging strategy using derivative instruments to mitigate most of the interest rate risks related to guarantees embedded in traditional life, unit-linked and certain group pension products. Fair value movements of the guarantees and the derivatives hedging the guarantees are part of operating earnings.

Certain financial assets that are carried at fair value with no offsetting changes in the fair value of liabilities contributed EUR 43 million to operating earnings before tax, compared to a positive EUR 67 million in 2005. Operating earnings in 2005 included EUR 42 million in provisions for improvements of “Spaarkas” products, which were offset by provision releases for employee benefits and profits sharing in 2005. Earnings of 2006 contain an accelerated depreciation of deferred acquisition expenses of EUR 17 million related to group pension business, as a result of the new pension law which no longer allows surrender charges.

Life and protection

Operating earnings before tax from Life amounted to EUR 282 million, compared to a loss of EUR 24 million in 2005. This mainly reflects the net positive effect of changes in interest rates on provisions for guarantees and related hedges, and the absence of additions to provisions for “Spaarkas” products.

Accident and health operating earnings before tax were EUR 34 million compared to EUR 45 million in 2005. Technical results were lower compared to the favorable results in 2005, mainly as a result of more normalized claim experience and lapses in the sickness benefit market.

Individual savings and retirement products

Operating earnings before tax from banking activities amounted to EUR 35 million, compared to EUR 15 million in 2005. The increase primarily reflects the absence of additions to provisions for equity lease products and higher interest spreads.

Pensions and asset management

Operating earnings before tax for Pensions and asset management amounted to EUR 720 million in 2006, compared to a loss of EUR 568 million in 2005. This mainly reflects the net positive effect of changes in interest rates on provisions for guarantees and related hedges. Accelerated depreciation of deferred acquisition expenses and lower investment income, including a smaller contribution from assets carried at fair value, contributed negatively to operating earnings before tax.

Distribution

Operating earnings before tax from Distribution amounted to EUR 18 million in 2006, compared to EUR 5 million in 2005. Meeùs improved its performance. For Unirobe, an independent distribution business of AEGON The Netherlands, as of the fourth quarter of 2006, 100% of the results were included compared to 45% before.

General insurance

General insurance operating earnings before tax amounted to EUR 26 million in 2006 compared to EUR 30 million in 2005. Better technical results were offset by lower investment income and pricing pressure due to increased competition in some markets.

Long term return expectations for fair-valued assets in operating earnings

AEGON provides long term return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Long term annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations.

These assets include an investment in a private equity fund and totaled EUR 243 million as of December 31, 2006. Operating earnings in 2006 include a gain of EUR 43 million related to these asset classes. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8% before tax. The impact of the fair valuation of assets is notable in the traditional life and life for account of policyholders lines of business.

Net operating earnings

Net operating earnings increased from a loss of EUR 319 million in 2005 to a gain of EUR 868 million in 2006. The effective tax rate on operating earnings before tax decreased from 35% in 2005 to 23% in 2006 primarily reflecting the impact of the reduction of the corporate tax rate in the Netherlands from 29.6% to 25.5% resulting in a release of deferred tax liabilities.

Net income

Net income, which includes net gains/losses on investments and impairment charges, increased by EUR 992 million to EUR 1,420 million. Net gains on investments (before tax) amounted to EUR 513 million compared to EUR 985 million in 2005. The gains and losses on investments (before tax) include a negative EUR 352 million from the decrease in market value of derivatives used for asset and liability management purposes, compared to a positive contribution of EUR 306 million in 2005. The effective tax rate was 13% compared to 8% in the prior year.

Revenues

Revenues of EUR 6,034 million decreased by 2% in 2006 compared to 2005. Life insurance gross premiums of EUR 3,028 million and accident and health insurance premiums of EUR 191 million remained stable, general insurance premiums of EUR 434 million decreased 2%, investment income of EUR 2,006 million decreased by 8% and fees and commissions of EUR 375 million increased by 15%.

Single premiums increased by 20% compared to 2005, due to increases in immediate annuities and pension contracts.

Recurring premiums are 10% lower than in 2005 when a catch-up effect for a large co-insurance pension contract in the recurring segment was recognized.

Non-life premiums are 1% lower than in 2005. Accident and health insurance premiums are at the same level as in 2005 as decreased premium levels following legislative changes effective in 2006 have been fully compensated for by successful new income products (WIA). General insurance premiums decreased by 2% compared to 2005 as price pressure begins to be felt, particularly in the motor market.

Investment income, which includes direct investment income of both general account and account of policyholder investments, decreased 8% compared to 2005 primarily due to lower coupons. Other factors include lower deferred purchase price recognition in 2006, lower dividends as a consequence of the sale of shares and lower interest returns on loans offset by income generated on reinvestments and increased interest on mortgages.

Fees and commission income were 15% higher than in 2005. The consolidation of Unirobe in the fourth quarter of 2006, securities lending activities, performance fees earned by TKP Pension and growth in the investment portfolios contributed to the higher fee income in 2006.

Commissions and expenses

Commissions and expenses amounted to EUR 1,087 million in 2006, equal to 2005. Operating expenses amounted to EUR 708 million, 6% lower than in 2005. This is primarily due to the absence of additional provisions for “Spaarkas” and equity lease products. This decrease was partly offset by the consolidation of Unirobe in the fourth quarter of 2006.

Production

New life sales in the Netherlands increased 7% to EUR 248 million, driven by the growth of individual life sales through the intermediary channel and increased activity in the group pensions business. Immediate annuities were an important driver for individual life sales. A larger number of smaller contracts were sold in the group pension business in 2006 as opposed to a relatively small number of large cases in 2005.

Accident & health sales increased from EUR 8 million in 2005 to EUR 46 million in 2006, due to successful sales of new disability products. Accident and health premiums amounted to EUR 191 million, equal to 2005, as premiums from new products offset the decline in income, resulting from lapses in the sickness benefits market following new legislation. Sales of the new WIA disability product developed favorably and represented 49% of all new non-life production in 2006. General insurance premiums decreased 2% to EUR 434 million.

During the first half of the year, employees of Dutch companies had the opportunity to establish a “Levensloop” (Live Cycle) account. New “Levensloop” (Live Cycle) deposits, largely recurring, amounted to EUR 107 million in 2006.

Off balance sheet product sales amounted to EUR 408 million compared to EUR 864 million in 2005. The comparable period in 2005 included a number of large asset management contracts.

UNITED KINGDOM

AEGON United Kingdom

	2006 Adjusted in million GBP	2005 Adjusted in million GBP	%	2006 Adjusted in million EUR	2005 Adjusted in EUR	million %
Income by product segment
Life and protection	13	1		20	2
Pensions and asset management	144	137	5	211	200	6
Distribution	(4)	(27)		(6)	(40)
Share in profit/(loss) of associates	1	0		1	0

Operating earnings before tax	154	111	39	226	162	40
Gains/(losses) on investments	11	6	83	16	9	78
Impairment charges	(1)	(2)	50	(1)	(3)	67
Other non-operating income/(charges) [1]	61	71	(14)	90	104	(13)

Income before tax	225	186	21	331	272	22
Income tax attributable to policyholder return	(51)	(71)	(28)	(75)	(104)	(28)

Income before income tax on shareholders return	174	115	51	256	168	52
Income tax on shareholders return	(16)	(17)	(6)	(24)	(24)	0

Net income	158	98	61	232	144	61

Net operating earnings	141	96	47	206	140	47

Revenues
Life single premiums	4,756	2,144	122	6,985	3,136	123
Life recurring premiums	1,518	1,378	10	2,229	2,016	11

Total gross premiums	6,274	3,522	78	9,214	5,152	79
Investment income	1,643	1,480	11	2,413	2,165	11
Fee and commission income	189	153	24	278	223	25

Total revenues	8,106	5,155	57	11,905	7,540	58

Commissions and expenses	607	518	17	892	757	18

Standardized new premium production insurance [2]
Life single premiums	5,656	3,185	78	8,307	4,658	78
Life recurring premiums annualized	490	368	33	720	538	34
Life total recurring plus 1/10 single	1,056	687	54	1,551	1,004	54

Off balance sheet production
Mutual funds and other managed assets	808	1,032	(22)	1,186	1,509	(21)

Total production off balance sheet	808	1,032	(22)	1,186	1,509	(21)

[1]

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2006	2005	2006	2005
GBP	0.6809	0.6837	0.6715	0.6853

Operating earnings before tax

Operating earnings before tax amounted to GBP 154 million, compared to GBP 111 million in 2005. The increase mainly reflects the positive effect of higher equity and bond markets and growth of the businesses, partly offset by a charge related to higher surrenders due to Pension A-day. Earnings in 2006 were impacted by a GBP 14 million charge for an incentive plan related to the accelerated acquisition of the remaining 40% of Positive Solutions. In 2005 earnings included a GBP 33 million charge related to this item. Excluding the effect of these charges, operating earnings before tax increased 17%.

Life and protection

Operating earnings before tax for Life and protection amounted to GBP 13 million, compared to GBP 1 million in 2005. Earnings increased due to higher annuity earnings, positive experience in the protection businesses and higher underlying assets.

Pensions and asset management

Operating earnings before tax from Pensions and asset management were GBP 144 million, compared to GBP 137 million in 2005. This mainly reflects business growth and the impact of the higher equity and bond markets on fund-related charges offset by higher surrenders due to Pension A-day.

Distribution

In AEGON’s owned-distribution businesses in the UK, Positive Solutions’ income increased in 2006, driven by higher adviser productivity. Operating earnings before tax from Distribution amounted to a loss of GBP 4 million, compared to a loss of GBP 27 million in 2005. Excluding the charges of GBP 14 million for the incentive plan related to Positive Solutions in 2006 and GBP 33 million in 2005, earnings of Distribution increased from GBP 6 million in 2005 to GBP 10 million in 2006.

Net operating earnings

Net operating earnings increased from GBP 96 million in 2005 to GBP 141 million in 2006. Effective tax rate on operating earnings before tax decreased from 13% in 2005 to 8% in 2006 primarily reflecting change in the mix of earnings.

Net income

Net income, which includes net gains/losses on investments and impairment charges, increased to GBP 158 million from GBP 98 million in 2005. Other non-operating income includes a gain of GBP 11 million in the first quarter of 2006 related to the sale of the Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations. In the consolidated earnings for the Group, 35% of this gain has been eliminated to reflect AEGON’s 35% share in La Mondiale Participations.

The effective tax rate in 2006 decreased from 15% to 9%. This primarily reflects the tax-exempt disposal of the Luxembourg subsidiary and the mix of earnings.

Revenues

Revenues of GBP 8,106 million were up 57% from 2005. In comparison to 2005, single premiums increased by 122% to GBP 4,756 million due to continued strong growth in immediate annuity production and higher pension production primarily reflecting Pension A-Day activity.

Recurring premiums increased by 10% reflecting the maturing of the individual protection business.

Investment income increased by 11% compared to 2005 reflecting the increase in investments from the growth in business.

Fees and commission income in 2006 increased by GBP 36 million due to strong growth in Positive Solutions and commission income on onshore and offshore bonds.

Commissions and operating expenses

Commissions and expenses increased 17% to GBP 607 million, reflecting growth in the protection and distribution businesses, and the impact of higher surrenders related to Pension A-day. Operating expenses increased by 8% to GBP 375 million, due to investments, growth of the businesses and strong new business in 2006.

Production

New life sales in 2006 increased 54%, following record sales in the fourth quarter of 2006. The increase was due to increased activity in almost all business lines and the pension business in particular. A portion of the higher pension sales can be attributed to exceptional activity due to Pension A-Day with single premium pension sales more than doubling. Compared to 2005, non-pension sales grew 25% to GBP 263 million in annualized premium equivalent.

In asset management, the retail business continued its strong performance. With the majority of sales coming from bond funds, this further emphasizes AEGON’s fixed income capability. Institutional sales were lower as three large institutional mandates were won in 2005, compared to two major contracts in 2006. Total off balance sheet production amounted to GBP 808 million in 2006, compared to GBP 1,032 million in 2005.

OTHER COUNTRIES

	2006 Adjusted in million EUR	2005 Adjusted in million EUR	%
Income by product segment
Life and protection
Life	24	25	(4)
Accident and health	3	2	50
Individual savings and retirement products
Variable annuities	1	0
Savings products	(5)	(5)	0
Mutual funds	2	1	100
Pensions and asset management	(17)	2
General insurance	29	25	16
Other	0	(6)
Share in profit/(loss) of associates	24	16	50

Operating earnings before tax	61	60	2
Gains/(losses) on investments	20	12	67
Other non-operating income/(charges)	0	176

Income before tax	81	248	(67)
Income tax	(45)	(37)	22

Net income	36	211	(83)

Net operating earnings	20	51

Revenues
Life single premiums	566	126
Life recurring premiums	1,251	1,151	9

Total life insurance gross premiums	1,817	1,277	42
Accident and health insurance	69	67	3
General insurance	127	130	(2)

Total gross premiums	2,013	1,474	37
Investment income	192	157	22
Fee and commission income	41	25	64
Other revenues	1	0	0

Total revenues	2,247	1,656	36

Commissions and expenses	342	288	19

Standardized new premium production insurance [1]
Life single premiums	628	128
Life recurring premiums annualized	195	355	(45)
Life total recurring plus 1/10 single	258	368	(30)

Gross deposits
Variable annuities	6	5	20

Total production on balance sheet	6	5	20

Off balance sheet production
Retail mutual funds	98	67	46
Other managed assets	83	26
Pensions	278	225	24

Total production off balance sheet	459	318	44

[1]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in euro, are summarized in the table below.

	2006	2005
Per 1 EUR

Czech Republic Krona (CZK)	28.259	29.590
Hungarian Forint (HUF)	264.268	248.020
New Taiwan Dollar (NTD)	41.250	39.760
Polish Zloty (PLN)	3.8960	3.8600
Rin Min Bi Yuan (CNY)	10.0080	10.1000
Slovakian Koruna (SKK)	37.005	38.640

Please note that the Other countries segment is accounted for in the financial statements in euro, but the operating results for the individual country units within Other countries are accounted for, and discussed, in terms of the local currencies of those country units.

Operating earnings before tax

Operating earnings before tax in Other countries amounted to EUR 61 million, compared to EUR 60 million in 2005. Higher earnings in Hungary and Spain were offset by investments in growth in Slovakia and China. The increase in Spain is mainly driven by non-recurring expenses in 2005, related to the sale of the non-life business, and by the proportional inclusion of the joint ventures with Caja Badajoz and Caja Navarra since the second quarter of 2006.

Life

Operating earnings from life decreased from EUR 25 million in 2005 to EUR 24 million in 2006, primarily reflecting sales growth in China, where acquisition costs are not yet deferred.

Accident and health

Accident and health operating earnings before tax in Other countries amounted to EUR 3 million in 2006 compared to EUR 2 million in 2005.

Savings products

Operating earnings before tax from savings products were EUR 5 million negative in 2005 and 2006. Savings products are sold in the Czech Republic, where acquisition costs are not yet deferred.

Pensions and asset management

Total pensions and asset management operating earnings before tax from Other countries amounted to a negative EUR 17 million, against a positive EUR 2 million in 2005, reflecting acquisition costs of EUR 27 million in 2006 to grow the Slovakian pension business which are immediately expensed. The decline was partly offset by higher earnings in Hungary.

General insurance

General insurance operating earnings before tax increased to EUR 29 million from EUR 25 million in 2005 as a result of favorable claim experience in the Hungarian household insurance business.

Share in the profit of associates

AEGON’s share in the profit of associates amounted to EUR 24 million, compared to EUR 16 million in 2005. This line represents the income from the partnership with CAM (49.99% interest) as well as the income from the 35% stake in La Mondiale Participations.

Net operating earnings

Net operating earnings decreased from earnings of EUR 51 million in 2005 to EUR 20 million in 2006. The effective tax rate in 2006 in Other countries was impacted by the reduction in the deferred tax assets in Taiwan in the fourth quarter.

Net income

Net income amounted to EUR 36 million, compared to EUR 211 million in 2005. The 2005 figure included a book gain on the sale of the Spanish general insurance activities of EUR 176 million before tax. AEGON’s share in the profit (and loss) of associates (after tax) amounted to EUR 24 million, compared to EUR 16 million in 2005. The effective tax rate in 2006 was 56% as a result of a reduction in the deferred tax asset in Taiwan in 2006.

Revenues

Total revenues increased by 36% to EUR 2.2 billion and primarily reflects the full year of revenues from AEGON Poland, the inclusion of the joint ventures with Caja de Badajoz and Caja Navarra and growth in the other markets.

AEGON Poland’s revenues increased from EUR 88 million in 2005 (only fourth quarter) to EUR 485 million in 2006.

Commissions and expenses

Commissions and expenses increased 19% to EUR 342 million mainly due to lower deferral of commissions in Taiwan, following a change in business mix, and strong pension sales in Slovakia. Operating expenses increased 4% to EUR 148 million due to higher expenses in China, Hungary and new operations in Poland, offset by lower expenses in Spain.

Production

New life sales in Taiwan in 2006 decreased 61% to NTD 4.8 billion (EUR 117 million), reflecting the high levels of sales through the broker and bank channel in the first six months of 2005. Unit-linked sales accounted for 47% of total new life sales in 2006. The decline in traditional life sales is due to re-pricing of the products following the revised reserving requirements introduced in 2005. Total gross premiums increased 12% to NTD 39.8 billion (EUR 965 million) in 2006, mainly due to growth in premiums of the life for account of policyholders business.

New life sales in Central and Eastern Europe amounted to EUR 82 million. In Hungary, new life sales increased 5% to HUF 4.6 billion (EUR 17 million), due to the introduction of a new tax regulation, higher sales in the agency channel and the development of the broker channel. In Poland, new life sales amounted to PLN 232 million (EUR 60 million) in 2006, after record sales in the fourth quarter of 2006. Sales of single premium life insurance through the bank channel showed very strong momentum, due to a recovery in equity markets in the fourth quarter in 2006. In addition, recurring premium sales accelerated in the fourth quarter of 2006 as a result of the successful development of the broker channel and the tied agent network.

In Spain, new life sales increased 112% to EUR 52 million, reflecting the proportional inclusion of bancassurance sales through AEGON’s joint ventures Caja de Badajoz and Caja Navarra. In addition, a large group life policy sold in the fourth quarter of 2006, after the approval of tax changes, contributed to the sales growth. Group sales have been adversely affected by uncertainty about changes in tax law in 2006. Also, the changes have removed tax advantages on certain individual life insurance products. AEGON Spain has developed several new products in anticipation of the new tax rules and will launch these in 2007.

The partnership with CAM experienced a decrease of 24% in new life sales to EUR 168 million (on a 100% basis). The return on the new business improved as the product mix continues to shift from single premium savings products to recurring premium risk and protection products. Premium income for the partnership with CAM amounted to EUR 492 million (on a 100% basis). The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

In Hungary, non-life premium income increased by 1% to HUF 34 billion (EUR 127 million) mainly as a result of solid sales growth and a high retention rate of household insurance. Non-life premiums in Spain, which only include health business, increased 2% to EUR 67 million.

In Hungary, pension fund and mutual fund sales amounted to HUF 93 billion (EUR 353 million). Sales in the pension fund business continued to grow, with the number of new members added in 2006 increasing by 32% to more than 60,000. Total pension fund membership amounted to more than 628,000 members at the end of 2006 compared to 583,000 at the year-end of 2005. Off balance sheet investments grew by 32% to HUF 373 billion (EUR 1.5 billion) compared to the year-end 2005 level.

In Slovakia, the pension fund business was very successful in attracting new pension fund members in 2006. Approximately 154,000 new members were registered in the mandatory pension fund, bringing the total to over 200,000.

5.5 Results of Operations – 2005 compared to 2004

Information on 2005 and 2004 has been adjusted to reflect the change in accounting principles related to the guarantees in the Netherlands as announced on July 24, 2007 and explained more fully on the cover page of this Report and in our Report on Form 6-K filed with the SEC on July 26, 2007. In addition 2005 and 2004 information also reflect a change in the definition of operating earnings to include our share in the net results of associates and a new line of business format which more closely aligns with the way the business is managed within the geographical areas. For more information see also note 18.2.2.2 to our consolidated financial statements elsewhere in this Report.

	2005 Adjusted in million EUR	2004 Adjusted in million EUR	%
By product segment

Life and protection	895	918	(3)
Individual savings and retirement	472	378	25
Pensions and asset management	(251)	(16)
Institutional products	373	436	(14)
Reinsurance	105	(89)
Distribution	(35)	14
General insurance	55	104
Other	(6)	—
Interest charges and other	(280)	(327)	(15)
Share in net results of associates	20	25	(20)

Operating earnings before tax	1,348	1,443	(7)
Gains/(losses) on investments [1]	1,157	1,203	(4)
Impairment charges [1]	14	(183)
Other non-operating income/(charges) [1]	277	(22)

Income before tax	2,796	2,441	15
Income tax	(651)	(429)	52

Income after tax	2,145	2,012	7
Minority interest	2	(2)

Net income [2]	2,147	2,010	7

Income before tax geographically

Americas	2,181	1,698	28
The Netherlands	467	743	(37)
United Kingdom	272	220	24
Other countries	248	135	84
Holding and other activities	(352)	(356)	(1)
Eliminations	(20)	1

Income before tax	2,796	2,441	15

[1]	Together non-operating earnings before tax
[2]	Net income means net income attributable to equity holders of AEGON N.V.

Revenues geographically 2005

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	6,629	3,021	5,152	1,277	—	16,079
Accident and health insurance premiums	1,972	191	—	67	—	2,230
General insurance premiums	—	443	—	130	—	573

Total gross premiums	8,601	3,655	5,152	1,474	—	18,882
Investment income	5,383	2,184	2,165	157	48	9,937
Fees and commission income	871	325	223	25	—	1,444
Other revenues	—	—	—	—	73	73

Total revenues	14,855	6,164	7,540	1,656	121	30,336

Number of employees, including agent-employees	14,015	5,698	4,539	2,721	186	27,159

This report includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

In million EUR	2005	2004
Operating earnings before tax	1,348	1,443
Gains on investments	1,269	1,290
Other income	176	138
Losses on investments	(112)	(87)
Impairment charges	14	(183)
Other charges	(3)	(218)
Policyholder tax	104	58

Income before tax	2,796	2,441

This review of operations should be read in conjunction with the consolidated financial statements and related notes included in this Report.

Overview

During 2005, we strengthened AEGON’s position in our three major markets – the US, the UK and the Netherlands. In addition, we continued to invest in Central and Eastern Europe, Spain and Asia, where we see good growth prospects over time. We have taken a number of steps to improve the operations of our businesses as well as to enhance AEGON’s strategic position in the life insurance and pension sectors overall. We are pleased to report increased earnings from all major country units for the year, enhanced distribution and a stronger balance sheet. We believe that AEGON is well-positioned to deliver the products and services that will lead to the continued growth of our business.

In the Americas, we achieved a 7% increase in new standardized life production over 2004, as well as a 17% increase in operating earnings before tax for 2005. Production through our reinsurance division was particularly strong.

The Netherlands reported a EUR 348 million decrease in operating earnings before tax for the year resulting in a EUR 493 million loss for 2005, mainly reflecting the negative impact of changes in interest rates on the fair value of guarantee provisions. Leveraging its leading position in the group pension market, AEGON The Netherlands was successful in capturing several large contracts. The Dutch organization focused on maximizing opportunities. For instance, to date, we signed 775 “Levensloop” contracts with employers and 2,250 group disability contracts. Looking ahead, we expect continued momentum of sales in our group business, as well as improved sales to individuals driven by new product initiatives in the intermediary channel.

AEGON UK had a good year with a 32% increase in pre-tax operating earnings before costs associated with the accelerated acquisition of Positive Solutions, AEGON UK’s Independent Financial Advisor network, in 2005. AEGON UK has successfully introduced a broader range of non-pension products in the UK market, which resulted in over 30% of new business coming from annuities, bonds and protection products in 2005. Moreover, AEGON UK is in a good position to both drive and benefit from developments in the distribution market. The number of registered individuals affiliated with Positive Solutions has more than doubled since the initial investment in the company in late 2002. We regard this as key to ensuring AEGON’s position in the UK market as further reforms are implemented and the distribution environment becomes more competitive.

Elsewhere in Europe, we divested our general insurance business in Spain and focused our efforts on establishing life insurance partnerships with savings banks. Our partnership with Caja de Ahorros del Mediterráneo achieved a 27% increase in recurring premiums during the year. We also established two new bancassurance joint ventures in 2005 with Caja de Badajoz and Caja Navarra. AEGON Spain’s life products will soon be sold in over 1,500 branches across the country. We will be looking at opportunities to expand this network given the dominant role of banks in the Spanish life and pensions market.

Central and Eastern Europe are countries where AEGON is now active, with a total population of over 65 million, offer strong growth potential for life and pension products. AEGON Hungary achieved a notable increase of 26% in net income for the year. AEGON Poland, which we acquired in October, had record sales in the fourth quarter—its first as a member of the AEGON Group. Membership in AEGON’s pension fund in Slovakia continues to grow with over 70,000 currently enrolled, of which 57,000 are officially registered, and life sales have begun in the Czech Republic where we launched operations in April.

We continue to see pensions as a key growth driver for our business. Leveraging AEGON’s pension expertise, we formally launched the AEGON Pension Network, which has been developed with our French partners at La Mondiale to provide multinational corporate clients cross-border solutions. The recent addition of HDI Pensions management, a leading provider of group pensions in Germany, has added further momentum to this initiative, which now covers ten European countries as well as the United States.

Finally, our operations in Asia also grew during 2005. In Taiwan, new life sales increased 58% following especially strong sales in the first half of the year. Although recurring traditional life business continued to be the main driver of growth, increased efforts to sell unit-linked products led to encouraging results in the fourth quarter.

In China, we have expanded from our base in Shanghai, having received licenses to begin operations in Beijing, Nanjing and most recently, the Shandong province, where we are among the first foreign insurers to gain access to the region. During the fourth quarter, AEGON-CNOOC’s multi-channel distribution advantage was strengthened with the addition of brokers. We have made clear our long-term commitment to China and we will continue to identify additional opportunities to expand AEGON’s geographic presence.

AEGON continues to benefit from strong capitalization in all our country units. The year 2005 was especially good in terms of capital formation and cash flows. Shareholders’ equity at December 31, 2005 was EUR 18.7 billion, an increase of 29% compared to year-end 2004. In 2005, AEGON further strengthened the quality of its capital base by replacing senior debt and perpetual subordinated bonds with perpetual capital securities. Group equity, which includes shareholders’ equity and other equity instruments, represented 89% of the total capital base at the end of December. Due to our strengthened capital position and good cash flows, we have raised the final dividend by 10% to EUR 0.23 per common share, bringing the total 2005 dividend to EUR 0.45 per common share, a 7% increase over 2004.

In summary, 2005 was a good year and we are confident about our prospects for capturing further growth in AEGON’s core lines of business. The increased sales and earnings for the year, combined with enhanced distribution and improved operational efficiency, indicate that we have made good progress within AEGON’s three major markets while investing in new markets that offer long-term growth.

Results

Operating earnings before tax in 2005 decreased 7% to EUR 1,348 million. The Americas and the United Kingdom each reported increases in operating earnings before tax for the year, which were more than offset by a decrease in operating earnings before tax in the Netherlands. The decrease in the Netherlands reflects primarily that in 2005 EUR 984 million was added to the provisions for guarantees related to negative fair value movements whereas in 2004 EUR 402 million was added. In addition improvements to “Spaarkas” life products in 2005 were partly offset by improved interest results, released provisions for profit-sharing and employee benefits and increased technical life and non-life results.

The increase in the Americas primarily reflects business growth, favorable mortality experience and the impact of volatile items, partly offset by decreased spreads and lower investment yields. In the United Kingdom, the increase mainly reflects the positive impact from higher equity and bond markets. The increase is largely offset by a charge for an incentive payout to registered individuals and relates to the accelerated acquisition of the remaining 40 percent of Positive Solutions. The divestiture of the general insurance activities in Spain at the beginning of this year is the primary reason for the decline in operating earnings in Other Countries.

Non-operating earnings, which includes gains/(losses) on investments, impairment charges and other non-operating income/(charges), increased from EUR 998 million in 2004 to EUR 1,448 million in 2005. Net gains on investments were slightly lower in 2005 compared to 2004. Included in other non- operating income/(charges) in 2005 is the gain on the sale of the general insurance business in Spain for a pre-tax amount of EUR 176 million. Included in 2004 in other non-operating income/(charges) is the gain on the sale of Transamerica Finance Corporation (TFC) businesses for an amount of EUR 154 million. Impairment losses in 2005 were more than offset by impairment recoveries. Interest rate swaps in AEGON The Netherlands contributed EUR 307 million in 2005 (2004: EUR 347 million) to Gains/(losses) on investments. Included in 2004 other non-operating income/(charges) is EUR 218 million relating to the settlement with Dexia. Included in other non-operating income/(charges) are also charges to AEGON UK policyholders related to taxes payable for the account of policyholders. There is an equal and opposite tax charge in the corporate tax line. Both amounts increased in 2005 due to higher bond values in 2005 resulting from a significant fall in bond yields.

Net income increased 7% to EUR 2,147 million in 2005 reflecting increased net gains on investments and impairment charges, and higher other non-operating income, partly offset by lower operating earnings. The effective tax rate increased to 23% from 18% in 2004, reflecting higher taxable earnings, higher policyholder taxes in the United Kingdom and one time tax benefits in 2004.

Total commissions and operating expenses amounted to EUR 5,522 million over 2005 compared to EUR 5,784 million in 2004, a decrease of EUR 262 million or 5%. The sale of most of Transamerica Finance Corporation’s businesses in 2004, the sale of the general insurance business in Spain, as well as expense savings in the Americas and AEGON UK, all contributed to lower operating expenses.

Revenue generating investments amounted to EUR 358 billion on December 31, 2005. This represents an increase of 17% compared to year-end 2004.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2005 Adjusted in million USD	2004 Adjusted in million USD	%	2005 Adjusted in million EUR	2004 Adjusted in million EUR	%
Income by product segment

Life and protection
Life	707	693	2	568	557	2
Accident and health	345	361	(4)	277	290	(4)

Individual savings and retirement
Fixed annuities	464	287	62	372	231	61
Variable annuities	112	181	(38)	90	146	(38)
Retail mutual funds	0	(29)		0	(23)

Pensions and asset management	142	100	42	114	80	43

Institutional products
Institutional guaranteed products	397	498	(20)	319	400	(20)
BOLI/COLI	67	44	52	54	35	54

Reinsurance	131	(109)		105	(87)

Share in profit/(loss) of associates	0	3		0	3

Operating earnings before tax	2,365	2,029	17	1,899	1,632	16
Gains/(losses) on investments	299	280	7	240	225	7
Impairment charges	53	(197)		42	(159)

Income before tax	2,717	2,112	29	2,181	1,698	28
Income tax	(705)	(439)	61	(566)	(353)	60
Minority interest	2	(3)		2	(2)

Net income	2,014	1,670	21	1,617	1,343	20

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2005	2004	2005	2004
USD	1.2456	1.2436	1.1797	1.3621
CAD	1.5094	1.6166	1.3725	1.6416

Operating earnings before tax

AEGON Americas’ operating earnings before tax for 2005 of USD 2,365 million increased USD 336 million or 17% compared to the results for 2004. Operating earnings include certain volatile items under IFRS. In 2005, these items contributed USD 316 million to operating earnings compared to USD 255 million in 2004. These volatile items include a discontinued total return pass-through annuity product, Canadian Segregated Funds and financial assets carried at fair value, such as hedge funds, convertible bonds and certain limited partnerships, for which there is no offset in liabilities. A significant portion of the earnings from these volatile items is due to returns on hedge funds and limited partnership investments, which have exceeded long-term pricing expectations in both 2004 and 2005. Excluding these volatile items in both 2005 and 2004, operating earnings increased USD 278 million or 16%.

Life and protection

Life and protection operating earnings before tax of USD 1,052 million for 2005 were approximately equal to the results for 2004. Significant one-time positive items in 2005 operating earnings included: favorable premium tax rate adjustments of USD 33 million, an increase in Canada life earnings of USD 15 million as a result of an update to the valuation software and refinement of reinsurance reserve credits in the third quarter of 2005, growth in both the United States and Canada, and an increase in earnings from certain financial assets carried at fair value. These items were offset by: reserve strengthening and increased claims related to closed blocks of health business of USD 30 million, one-time expenses incurred in Canada of USD 10 million, slightly higher mortality costs, and other one-time expense items. Results in 2004 included a one-time benefit of USD 15 million due to reserve refinements upon conversion to a new reserve valuation system.

Individual savings and retirement

Individual savings and retirement operating earnings before tax of USD 576 million increased USD 137 million or 31% compared to the results for 2004. Movement in the valuation of the Canadian Segregated funds, the total return annuity, and the fair value movements of certain financial assets carried at fair value had a significant effect on operating earnings before tax, and contributed USD 125 million to operating earnings in 2005 compared to USD 73 million in 2004. Earnings in 2004 were negatively impacted by a charge of USD 54 million related to reserve strengthening on a block of payout annuities which is somewhat offset by a second quarter 2005 negative variable annuity DPAC adjustment of USD 25 million related to updating a trail commission modeling assumption. The remaining increase was due to lower DPAC amortization resulting from the retail annuity products, favorable mortality on payout annuities, and higher fees from growth in assets under management due to continued favorable persistency and strong equity market growth in the variable annuities. These items were partially offset by a 2004 positive USD 17 million DPAC adjustment on variable annuities and slightly lower product spreads and account balances in the fixed annuity block.

Product spreads on the largest segment of the fixed annuity book were 230 basis points for 2005. Excluding the volatile income related to certain financial assets carried at fair value, pre-tax operating spreads were 208 basis points for 2005.

During the second and third quarters of 2005, changes were made to the valuation of the maturity guarantees in the Canadian segregated funds. During the third quarter, best estimate assumptions for the risk free rate used in the calculation of the fair value of the guarantee reserve were updated to better coincide with the liability pattern for this guarantee. However, separate from the change discussed above, interest rates rose during the third and fourth quarters, reducing the liability. During the year, AEGON Canada updated its best estimates for lapse assumptions and equity market volatility, which had a negative impact of USD 74 million.

Pensions and asset management

Pensions and asset management operating earnings before tax of USD 142 million increased USD 42 million or 42% compared to the results for 2004. The valuation of certain financial assets carried at fair value contributed USD 28 million to operating earnings before tax in 2005 compared to USD 15 million in 2004. Excluding this item, operating earnings increased USD 29 million, primarily due to a USD 20 million one-time accrual release from a long-term deferred compensation plan in 2005 as conditions for payment from the plan were not fulfilled during 2005, as well as higher fees from variable products due to equity market growth and higher sales.

Institutional products

Institutional products operating earnings before tax of USD 464 million decreased USD 78 million or 14% compared to the results for 2004. The valuation of certain financial assets carried at fair value contributed USD 88 million to operating earnings before tax in 2005 compared to USD 96 million in 2004. Excluding this item, operating earnings decreased USD 70 million. The decrease includes USD 16 million from the one-time positive effect in 2004 related to the performance of a portfolio of loans together with lower investment spreads due to rising short-term interest rates. These items were partially offset by a positive DPAC adjustment in the Bank-Owned Life Insurance and Company-Owned Life Insurance (BOLI/COLI) business in the first quarter of 2005 and the impact of business growth.

Reinsurance

Reinsurance operating earnings before tax of USD 131 million increased USD 240 million compared to a loss of USD 109 million in 2004. The 2004 results were negatively impacted by loss recognition of USD 118 million related to value of business acquired (VOBA) recoverability. Reserve increases and other changes of USD 80 million were also recorded in 2004 to the reinsurance business. This included an increase of USD 54 million for a change in estimate of incurred but not reported claims resulting from a refinement of the calculation model and USD 26 million of reserve refinements and accrual changes related to the conversion to new reserve and administrative systems at Transamerica Reinsurance (TARe). The 2005 operating earnings include a USD 12 million positive adjustment to reflect the extension of a recapture provision in a fixed annuity reinsurance treaty and assumption refinement in retro-ceded life business, USD 11 million of additional earnings related to retrocession recoveries and USD (4) million of other one-time items. The remaining increase is primarily due to improved mortality in 2005 relative to poor mortality occurring primarily in the second quarter of 2004 and growth of the existing business.

Net income

Net income, which includes net realized gains and losses on investments and impairment charges, increased 21% to USD 2,014 million compared to USD 1,670 million in 2004. In 2005, realized gains on investments and impairment recoveries were USD 352 million (net of USD 92 million DPAC adjustment) compared to USD 83 million (net of USD 112 million DPAC adjustment) in 2004.

Asset recoveries of USD 176 million exceeded impairments of USD 125 million in 2005, which resulted in a net recovery of USD 51 million (USD 53 million after DPAC adjustment). This compares to 2004 asset losses of USD 311 million exceeding recoveries of USD 97 million, which resulted in a net loss of USD 214 million (USD 197 million after DPAC adjustment). Recoveries are recognized on debt securities where market values increased significantly and objective evidence can be obtained as to the reason for the increase.

The effective tax rate for 2005 was 26% compared to 21% for 2004. The primary reasons for the increase are higher pre-tax earnings in 2005 (taxed at the 35% US marginal tax rate) and a one-time benefit in 2004 from favorable treatment of dividend repatriations from foreign subsidiaries pursuant to a provision of the American Jobs Creation Act of 2004 and a decrease in 2005 benefits from non-taxable distributions from pre-1984 tax accounts of certain US life insurance company members of the Group. These increases in tax were offset in part by increases in 2005 in tax credits and certain tax preferred investment income.

Revenues

Revenues of USD 18,503 million increased 4% in 2005 compared to those in 2004. Life insurance gross premiums of USD 8,257 million increased 1%, accident and health insurance premiums of USD 2,456 million increased 1%, investment income of USD 6,705 million increased 7%, and fees and commissions of USD 1,085 million increased 7%.

Life insurance gross premiums of USD 8,257 million increased 1%. Life single premiums decreased by 18% compared to 2004, due to higher BOLI/COLI premiums in 2004 and a large case that closed in the fourth quarter of 2004. Life recurring premiums increased by 7% compared to 2004, driven by strong reinsurance recurring premium production.

Accident and health premiums of USD 2,456 million remained stable compared to 2004.

Investment income was 7% higher in 2005 compared to 2004, primarily due to rising short-term rates on floating rate investments, increased investing in mortgage loans and improved results from other long-term investments.

The increase in fees and commission revenues is primarily attributable to increased investment management fees earned as a result of higher asset balances. Fees were lower on certain membership products as direct marketing sales declined throughout 2004 and in 2005 due to FCC and FTC regulations including the national Do not call list.

Commissions and expenses

Commissions and operating expenses of USD 4,063 million decreased 6% in 2005 compared to those in 2004. Commissions paid increased USD 174 million or 6% in 2005 compared to those in 2004, primarily due to higher recurring life premiums. Net DPAC capitalized increased USD 435 million due to higher first year life premiums. Operating expenses for the Americas decreased by USD 2 million to USD 1,768 million compared to 2004. The decrease is due to the effect of expense savings and the release of an accrual for performance bonuses, partly offset by higher expenses for share-based payments and USD 14 million of one-time expenses in 2005 in Canada.

Production

Retail standardized life production for 2005 of USD 801 million was USD 20 million, or 3% higher than last year’s as continued strong traditional and universal life sales in the Agency channel were partially offset by lower single premium via the bank channel sales.

Individual savings and retirement deposits of USD 6,426 million decreased 11% in 2005 compared to those in 2004. Fixed annuity deposits of USD 1,675 million decreased 31% in 2005 compared to 2004 due to the current low interest rate environment, flat yield curve and AEGON’s commitment to write profitable business with acceptable risk profiles. In response to the low interest rate environment, during 2003 and 2004 new products were introduced with a lower guaranteed annual interest rate. Withdrawals from existing contracts in 2005 exceeded 2004 and increased throughout the year. Fixed annuity account balances of USD 44.1 billion decreased by 5% from year-end 2004 as withdrawals exceeded deposits during the year. Variable annuity deposits of USD 2,947 million increased 13% compared to 2004, much of which is attributable to the “5 for Life” product that was introduced in the fourth quarter of 2004. The balances of variable annuities increased 7% to USD 33.5 billion in 2005. Retail mutual fund sales of USD 1,804 million decreased 19% in 2005 compared to 2004.

Pensions and asset management deposits of USD 12,162 million remained level with deposits in 2004. Pension deposits of USD 9,017 million increased 12% in 2005 when compared to 2004, largely due to strong production in the third and fourth quarters of 2005. Managed assets deposits decreased 24% from 2004.

Institutional deposits of USD 18,951 million for 2005 increased 13% over 2005. Higher sales were primarily in traditional and municipal GIC products and in medium term notes in conjunction with the launch of a new sales platform in Ireland. The tight credit spreads continue to negatively impact sales in 2005 as disciplined pricing is followed to achieve returns. The balance of GIC and funding agreements at December 31, 2005 consisted of USD 31.1 billion general account and USD 1.9 billion separate account business. The combined balances decreased 6% over 2005.

BOLI/COLI standardized production for 2005 of USD 107 million was USD 22 million, or 17% lower than last year’s due to a large BOLI case that closed in the fourth quarter of 2004.

Reinsurance standardized production of USD 261 million was USD 84 million or 47% higher than last year’s due to continued strong international and domestic sales.

THE NETHERLANDS

AEGON The Netherlands

	2005 Adjusted in million EUR	2004 Adjusted in million EUR	%
Income by product segment

Life and protection
Life	(25)	2
Accident and health insurance	45	27	67
Individual savings and retirement
Saving products	15	24	(38)
Pensions and asset management	(567)	(258)
Distribution	5	13	(62)
General Insurance	30	34	(12)
Share in profit(/loss) of associates	4	13	(69)

Operating earnings before tax	(493)	(145)
Gains/(losses) on investments	985	907	9
Impairment charges	(25)	(19)	32

Income before tax	467	743	(37)
Income tax	(39)	(69)	(43)

Net income	428	674	(36)

Operating earnings before tax

AEGON the Netherlands’ operating earnings before tax for 2005 decreased EUR 348 million to EUR 493 million loss in 2005 compared to a loss of EUR 145 million for 2004. Fair value movements of guarantees significantly influenced operating earnings. The impact of fair value movements of guarantees on operating earnings in 2005 was an addition to guarantee provisions of EUR 984 million, whereas EUR 402 million was added to guarantee provisions in 2004.

In addition to the impact of the provision for guarantees, the decrease in the Netherlands is due to additions to provisions of the spaarkas products, partly offset by improved interest results, a release of provisions for profit-sharing and employee benefits and increased technical life and non life results.

Operating earnings include certain volatile items under IFRS. In 2005, these items contributed EUR 62 million to operating earnings compared to EUR 12 million in 2004. These volatile items include financial assets carried at fair value, such as investments in private equity funds and derivatives used in portfolio allocation, for which there is no offset in liabilities. Excluding these volatile items in both 2005 and 2004, operating earnings decreased EUR 398 million to EUR 555 million negative in 2005.

In May 2005 AEGON The Netherlands announced that it would improve the terms of spaarkas products. In 2005, the improvements involved an amount of approximately EUR 100 million. Part of these costs are offset by a release of a previously established provision. The effect of the improvements on future earnings will also amount to approximately EUR 100 million and will be spread over many years.

Life and protection

Life operating earnings before tax of EUR 25 million loss in 2005 decreased by EUR 27 million compared to EUR 2 million profit in 2004. The decrease is caused by EUR 122 million additions to the guarantee provisions and additional provisioning related to Spaarkas products (EUR 42 million) offset by lower amortization of DPAC, EUR 33 million related to the deferred purchase price receivable of the mortgage securitization programs, the positive effect of volatile items of EUR 21 million and the returns on swaps used to extend duration of EUR 13 million.

Accident and health operating earnings before tax of EUR 45 million increased by EUR 18 million or 67% compared to the results over 2004. The accident and health business benefited from the positive claim experience on disability and sick leave coverage products.

Individual savings and retirement

Operating earnings before tax of EUR 15 million from saving products decreased by EUR 9 million mainly reflecting additional settlements of client disputes regarding Sprintplan and Vliegwiel, a decline in the lease portfolio due to expiration, a decline in savings accounts balances following the release of company savings accounts and lower interest spreads.

Pensions and asset management

Pensions and asset management operating earnings before tax amounts to EUR 567 million loss, a decrease of EUR 309 million compared to the EUR 258 million loss in 2004. The decrease is mainly caused by EUR 468 million additions to the guarantee provisions, offset by higher investment income stemming primarily from the release of profit-sharing provisions of EUR 57 million (compared to an addition of EUR 50 million in 2004). Other offsetting items are the positive effect of volatile items of EUR 29 million and the returns on swaps used to extend duration of EUR 18 million.

Distribution

Distribution operating earnings before tax of EUR 5 million in 2005 decreased EUR 8 million compared to the EUR 13 million in 2004. Meeùs’ operational results decreased as significant investments were made in improving quality and generating growth. An expense management program commenced in the fourth quarter of 2005.

General insurance

General insurance operating earnings before tax of EUR 30 million decreased by EUR 4 million in comparison to 2004 mainly due to additional provisioning for personal liability insurance. Fire and transport have performed well.

The share in profit/(loss) of associates amounts to EUR 4 million in 2005 compared to EUR 13 million in 2004.

Net income

Net income, which includes net realized gains and losses on investments and impairment charges, decreased by EUR 246 million or 36% to EUR 428 million in 2005. The increase in the non-operating component of earnings is driven by improving equities markets and a declining yield curve. The decision to lengthen the duration of the pension portfolio in the second quarter of 2004 had a significant impact on the results in both 2004 and 2005. Derivatives used to extend the duration contributed EUR 307 million to the non-operating result in 2005. The sale of shares in 2005 resulted in the realization of gains amounting to EUR 348 million, the sale of bonds EUR 154 million and mortgages EUR 32 million. Changes in the market value of real estate contributed a further EUR 144 million to non-operating income.

Impairment charges in 2005 amounted to a total of EUR 25 million compared to EUR 19 million in 2004, comprised of EUR 25 million in respect of AEGON Germany which was sold in April 2005, impairments on loans of EUR 3 million, impairments of shares of EUR 14 million and offset by the release of provisions on lease products (EUR 17 million) due to increases in the value of investments coupled with the lease products.

Revenues

Revenues of EUR 6,164 million increased by 4% in 2005 compared to 2004. Life insurance gross premiums of EUR 3,021 million increased by 1%, accident and health insurance premiums of EUR 191 million increased by 2%, general insurance premiums of EUR 443 million remained stable, investment income of EUR 2,184 million increased by 8% and fees and commissions of EUR 325 million increased by 9%.

Increase in life insurance reflects several large new contracts in the single premium-segment that closed in 2005. In addition, a catch-up effect for a large co-insurance pension contract in the recurring segment was booked in the first quarter of 2005.

Accident and health insurance premiums increased by 2% in 2005 compared to 2004 as a consequence of the privatization of disability for self employed (WAZ). General insurance revenues remained flat compared to last year.

Investment income amounted to EUR 2,184 million and increased 8% as a consequence of higher volumes of both investments and derivative instruments in 2005, partly offset by lower investment income from banking activities due to a shrinking block of business (runoff of Sprintplan-product and withdrawal of company savings plans).

Fee and commission income of EUR 325 million was 9% higher than in 2004 due to strong growth (55%) in the service centers, 17% growth for TKP Pensioen and a 22% increase for AEGON Asset Management.

Commissions and operating expenses

Total commissions and operating expenses increased by 7% to EUR 1,091 million in comparison to 2004.

Operating expenses increased by EUR 162 million or 27% to EUR 752 million. Operating expenses in 2005 included the addition to the provision for spaarkas products (EUR 42 million) partially offset by releases of the provisions for lease products (EUR 8 million). In 2004 operating expenses included the release of the provision related to the sale of real estate in 2000 (EUR 56 million) and the receipt of fraud compensation (EUR 16 million). When one-time items are excluded, operating expenses increased by EUR 25 million or 4% mainly due to additional employee expenses reflecting the focus on improving the quality of the organization and higher compliance and regulatory costs.

Deferred expenses were slightly lower in 2005 compared to 2004 as a significant portion of commissions relates to the sale of single premium products, which are not deferred. DPAC amortization declined in comparison to 2004 as a consequence of accelerated DPAC amortization charges in 2004.

Production

Standardized new life production of EUR 231 million was 2% higher than that of 2004.

Single premium production increased by 4% compared to 2004. This increase was mainly due to the conclusion of a number of institutional pension contracts in the life for account of policyholder business line. These contracts are very significant but tend to be incidental and therefore production is less predictable. The recurring premium production has remained stable compared to 2004. Whereas 2004 benefited from the effect of changes in pension legislation causing strong production in the second quarter of 2004 of ‘Streefregelingen’, 2005 included several large new contracts. Moneymaxx Germany production in 2005 amounted to EUR 3 million (2004: EUR 15 million) reflecting the sale of this business in the first quarter of 2005. Excluding Moneymaxx Germany, the total standardized new premium production life increased by 8%.

Non-life production decreased by 25% in comparison to 2004. Accident and health production declined in 2005 as a consequence of announced changes to legislation, with no production in the fourth quarter of 2005. The strong production in 2004 came from the new sick leave product (EUR 8 million) and from the disability product for self-employed. In 2005, AEGON The Netherlands developed new disability products for the group employee benefits market to address the changing needs as a result of the new disability system in the Netherlands as outlined in the WIA law. To date, AEGON has signed WIA contracts with 2,250 employers. General insurance production amounted to EUR 40 million and showed a stable pattern throughout 2005 and 2004.

Off balance sheet production increased by 10% to EUR 864 million, reflecting growth in asset-only group pension contracts and good performance at TKP Pensioen.

UNITED KINGDOM

AEGON United Kingdom

	2005 Adjusted in million GBP	2004 Adjusted in million GBP	%	2005 Adjusted in million EUR	2004 Adjusted in EUR	million %
Income by product segment
Life and protection	1	2	(50)	2	2
Pensions and asset management	137	107	28	200	158	27
Distribution	(27)	0		(40)	1

Operating earnings before tax[1]	111	109	2	162	161	1
Gains/(losses) on investments	6	3	100	9	4	125
Impairment charges	(2)	(2)		(3)	(3)
Other non operating income/(charges)[2]	71	40	78	104	58	79

Income before tax	186	150	24	272	220	24
Income tax attributable to policyholder return	(71)	(40)	78	(104)	(58)	79

Income before income tax on shareholders return	115	110	5	168	162	4
Income tax on shareholders return	(17)	(28)	(39)	(24)	(41)	(41)

Net income	98	82	20	144	121	19

[1]	Includes GBP 33 million in 2005 for incentive pay related to Positive Solutions.
[2]

Other non-operating income/(charges) is currently used to report charges made to policyholders in respect of income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2005	2004	2005	2004
GBP	0.6837	0.6790	0.6853	0.7051

Operating earnings before tax

Operating earnings before tax of GBP 111 million in 2005 increased by 2% compared to 2004. The increase primarily reflects the positive effect of the higher equity and bond markets on policy fee income offset by a GBP 33 million charge for the incentive plan for registered individuals and staff related to the acquisition of the remaining 40% of Positive Solutions (GBP 23 million in the third quarter of 2005 and GBP 10 million in the fourth quarter of 2005). A further charge of GBP 7 million is expected in the first quarter of 2006. AEGON UK has accelerated the incentive plan for Positive Solutions registered individuals and staff on the back of the acquisition of the remaining 40% of Positive Solutions. The FTSE level was on average 15% higher in 2005 than in 2004 and results in 2004 included a GBP 10 million restructuring charge.

Operating earnings before tax in the life and protection segment of GBP 1 million in 2005 compare to a profit of GBP 2 million in 2004.

Operating earnings before tax in the pensions and asset management line of business was GBP 137 million for 2005, an increase of 28% compared to 2004. The increase mainly reflects the impact of the higher equity and bond market on policyholder fee income. The increase also reflects a restructuring charge of GBP 10 million in 2004.

Distribution reported a loss of GBP 27 million in 2005 compared to zero profit in 2004. The lower result is due to the GBP 33 million charge for the incentive plan related to Positive Solutions, while equity markets and higher distribution business profits had a positive effect on operating earnings.

Net income

Other non-operating earnings before tax is used to report charges made to policyholders in respect of corporation tax. These non-operating earnings are offset by an equal and opposite amount included in the line income tax attributable to policyholder return.

Net income for 2005 of GBP 98 million increased by 20% compared to 2004. The effective tax rate decreased from 25% in 2004 to 14% in 2005, largely due to non-recurring tax charges in 2004, the increased volume of protection business in 2005 giving additional expense relief and an increase in profits in AEGON UK’s life business lines (these are taxed at a lower rate than pensions business).

Revenues

Revenues of GBP 5,155 million were up 5% from 2004. This reflects growth in annuity production over 2005.

The increase in fee and commission revenues of 28% to GBP 153 million is due to growth in income from our distribution companies. In particular there was strong growth in Positive Solutions income during the year.

Commissions and operating expenses

Commission and operating expenses increased 20% to GBP 518 million and included the GBP 33 million incentive cost related to Positive Solutions, and the growth in the distribution businesses leading to an increase of GBP 38 million in paid-out commissions. Operating expenses increased GBP 2 million to GBP 346 million.

Production

Standardized new life production increased 4% compared to 2004. Changes in pricing and commission structures in the core pensions markets had a negative effect on production, especially impacting sales in the first quarter, while subsequent quarters showed a recovery in sales levels. AEGON UK continued to record solid growth in onshore bonds, protection business and annuities, illustrating the successful diversification into non-pension business. Higher margin non-pension products, such as annuities, bonds and protection products accounted for nearly one third of production in 2005.

In asset management, AEGON UK had a strong performance in retail and institutional sales, attributable to the continued stock market improvement encouraged investors back into the market as well as to the continued strong performance of AEGON UK Asset Management’s fixed income team. Total off balance sheet product sales amounted to GBP 1,032 million compared to GBP 143 million in 2004.

OTHER COUNTRIES

Other countries

	2005 Adjusted in million EUR	2004 Adjusted in million EUR	%
Income by product segment
Life and protection
Life	25	31	(19)
Accident and health	2	8	(75)
Individual savings and retirement
Saving products	(5)	0
Mutual funds	1	0
Pensions and asset management	2	4	(50)
General insurance	25	70	(64)
Other	(6)	0
Share in profit(/loss) of associates	16	9	78

Operating earnings before tax	60	122	(51)
Gains/(losses) on investments	12	15	(20)
Impairment charges	176	(2)

Income before tax	248	135	84
Income tax	(37)	(34)	9

Net income	211	101	109

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in euro, are summarized in the table below.

	2005	2004
Per 1 EUR

Czech Republik Krona (CZK)	29.590	30.464
Hungarian Forint (HUF)	248.020	251.830
New Taiwan Dollar (NTD)	39.760	41.690
Polish Zloty (PLN)	3.860	—
Rin Min Bi Yuan (CNY)	10.100	11.273
Slovakian Koruna (SKK)	38.640	38.745

Please note that the Other countries segment is accounted for in the financial statements in euro, but the operating results for the individual country units within Other countries are accounted for, and discussed, in terms of the local currencies of those country units.

AEGON Hungary

Operating earnings before tax

Operating earnings before tax increased by HUF 2.7 billion to HUF 17.9 billion in 2005 mainly due to better technical results, a strict control of expenses and an increase in profit from fee-off balance sheet products.

Life and protection operating earnings before tax increased by HUF 0.3 billion compared to 2004, mainly coming from emphasizing high-profitable elements in life insurance products and lower commissions and expenses ratios. Increased operating results from pensions and asset management of HUF 0.9 billion is due to growing pension fund deposits and managed assets.

General insurance operating earnings increased by HUF 1.6 billion, mainly due to lower claims ratio in household and motor and improving expense results.

Net income

Net income increased from HUF 13.2 billion in 2004 to HUF 16.6 billion in 2005. Contributing to the increase are, in addition to higher operating earnings, higher non-operating earnings and a lower effective tax rate.

Revenues

Life premiums amounted to HUF 39.3 billion and increased by HUF 1.7 billion compared to 2004 due to higher universal life recurring sales while traditional life premiums decreased due to mature portfolios. Higher deposits resulted in a HUF 0.8 billion higher fee and commission income despite falling fee rates due to increasing competition in the market. Non life premiums increased by 12% in 2005 compared to 2004. Higher deposits resulted in a HUF 0.8 billion higher fee and commission income despite falling fee rates due to increasing competition in the market.

Commissions and operating expenses

Commission and operating expenses increased by HUF 0.7 billion. Expenses increased by 5% in 2005 compared to 2004 as a result of strict cost control and despite increasing efforts needed to protect and retain pension plan portfolios due to growing competition.

Production

Standardized new life production decreased by 6% in 2005 compared to 2004. To reverse a declining trend in production over the past few years, an intensive marketing campaign was launched in 2005. New life products were launched and the sales network has been restructured. New production started recovering slightly in the last quarter of 2005. Sales of household insurance increased by 6% mainly based on improving client service and price discounts. Strong competition in the motor insurance market caused a small reduction in market share since AEGON Hungary chose to maintain its pricing in order to maintain profitability.

Off balance sheet production increased by HUF 25 billion or 49% to HUF 76 billion, reflecting increased pension fund deposits. Although competition in the pension fund management business intensified, pension fund membership increased by a net 32,500 to 456,000 members. Off balance sheet investments grew by 44% to HUF 282 billion compared to the 2004 year end level.

AEGON Slovakia

Operating earnings before tax amounted to a loss of SKK 463 million in 2005 compared to a loss of SKK 325 million in 2004. Premium income increased from SKK 76 million to SKK 105 million. Standardized new premium production decreased from SKK 100 million to SKK 77 million, reflecting the focus on the sale of pension plans, but increased in the second half of 2005 due to new agreements with brokers.

AEGON exceeded the threshold of 50,000 members required by regulatory authorities for a pension fund to be deemed viable, ahead of the June 2006 deadline. AEGON Slovakia has sold over 70,000 policies so far, of which 57,000 are officially registered, reflecting the good investment performance and an attractive fee structure of AEGON’s offering.

AEGON Czech Republic

AEGON started selling insurance products in the Czech Republic in the second quarter of 2005. Standardized new premium production was CZK 44 million and operating earnings before tax amounted to a loss of CZK 212 million.

AEGON Poland

On October 4, 2005 the acquisition of AEGON Poland was completed. Standardized new premium production was PLN 41 million in the fourth quarter and operating earnings before tax amounted to a loss of PLN 4 million.

AEGON Spain

Operating earnings before tax

AEGON Spain’s operating earnings before tax was EUR 9 million for 2005, compared to a profit of EUR 67 million for 2004. The decrease was mainly related to the sale of the general insurance activities as of January 1, 2005, which contributed EUR 56 million to operating earnings before tax in 2004 and to EUR 9 million of non-recurring costs associated with the sale of the general insurance business.

The result of life was break-even compared to a profit of EUR 3 million in 2004. Accident and health showed a profit of EUR 4 million in 2005 compared to a profit of EUR 8 million in 2004. Following the sale of the general insurance activities, accident and health in Spain only include health insurance. Both businesses were negatively impacted by a loss of economies of scale due to the sale of the non-life business.

The partnership with CAM continued its strong growth path, generating premium income of EUR 560 million and new life production of EUR 219 million, compared to EUR 177 million in 2004. The partnership has been successful in expanding sales of recurring premium products, which increased by 27% in 2005. AEGON’s share in the net result of the partnership with Caja de Ahorros del Mediterráneo (CAM) (49.99% interest), which became operational in June 2004, amounted to EUR 11 million (EUR 4 million in 2004).

Net income

Net income for 2005 amounted to EUR 161 million and included the gain on the sale of the general insurance business of EUR 150 million (pre-tax EUR 176 million).

The effective tax rate for 2005 was 14% compared to 35% for 2004, mainly due to the low tax rate on the gain on the sale of the general insurance business.

Revenues

Gross premiums of EUR 192 million for 2005 decreased by 59% compared to the same period of 2004, due to the sale of the general insurance business.

Life premiums increased by 3%, partly due to premiums from the acquired Reale Vida portfolio. Life recurring premiums decreased by 3% but single premiums increased by 32%. The cancellation of a distribution agreement with a large agent had a negative effect on life premium growth. Accident & health premiums increased 6% compared to 2004.

Commissions and operating expenses

Operating expenses increased by EUR 11 million due mainly to non-recurring expenses related to the sale of the general insurance business.

Production

Standardized new premium production was 32% lower than in 2004. This reflects the cancellation of a distribution agreement with a large agent and the slow down in sales in the first half of 2005 from general agents as a consequence of the sale of the non-life activities.

Joint ventures

In July 2005, AEGON Spain signed an agreement to set up a 50/50 partnership with Caja Badajoz. This transaction has not received the approval from the Insurance authorities before December 31, 2005 and therefore no activity has been reported in 2005.

A 50/50 partnership agreement was signed in November 2005 with Caja Navarra. The acquisition of 50% of Seguros Navarra S.A. took place in two tranches. In the fourth quarter of 2005 15% was acquired and in the first quarter of 2006 another 35% stake has been acquired. No results have been recognized in the 2005 financial statements as the acquisition is subject to approval by the Insurance authorities and approval was not received by year-end.

AEGON Taiwan

Operating earnings before tax

AEGON Taiwan reported operating earnings before tax of NTD 21 million whereas in 2004 an amount of NTD 149 million was reported. The variances are due mainly to NTD 379 million of cost to hedge the exposure on the USD denominated bonds portfolio in 2005, which was NTD 347 million higher than in 2004. The increase is as a result of a widening of the interest differential between the NTD and USD.

Operating earnings before tax of life was NTD 15 million for the year 2005. The decrease compared to the NTD 151 million profit reported for the year 2004 is mainly due to higher hedging cost.

Net income

Net income decreased from NTD 249 million in 2004 to NTD 176 million in 2005. Net gains on investments were NTD 155 million for the year 2005, lower than the NTD 193 million reported for 2004 mainly attributable to lower realized capital gains on US fixed income instruments in 2005. In 2005 there was no impairment charge versus default losses on convertible bonds of NTD 94 million in 2004.

Revenues

Gross premiums increased by 42% to NTD 35.4 billion mainly coming from growth in recurring premiums in the life business.

Investment income rose from NTD 935 million in 2004 to NTD 1,964 million in 2005, mainly due to an increase in the asset base. Investment assets increased from NTD 41 billion as of December 31, 2004 to NTD 70 billion as of December 31, 2005.

Commissions and operating expenses

Commissions and operating expenses were NTD 4,495 million for the year 2005 compared to NTD 3,462 million reported for the same period last year, mainly due to higher first year commissions as a result of higher new business production.

Production

Standardized new premium production increased from NTD 7.8 billion over 2004 to NTD 12.3 billion over 2005. The production in the second half year of 2005 was negatively affected by a decision to cut commissions and stop selling certain products through the brokerage and bank channels as these products required higher reserves as mandated by the Insurance Bureau.

AEGON China

AEGON’s share in operating earnings before tax amounted to a loss of CNY 68 million in 2005 compared to a loss of CNY 41 million in 2004. Gross premiums (AEGON’s 50% share) increased from CNY 27 million to CNY 134 million and standardized new premium production increased from CNY 10 million to CNY 23 million in 2005, reflecting the extension of sales channels and the opening of new branches in Beijing and Nanjing in 2005.

Associates

AEGON increased its share in La Mondiale Participations from 20% to 35% on December 31, 2004. AEGON’s share in the net result of La Mondiale Participations increased from EUR 5 million in 2004 to EUR 6 million in 2005.

5.6 Liquidity and capital resources

General

AEGON conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to support its internal capital adequacy levels at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During 2006, the capital adequacy of AEGON’s operating units continued to be strong. All of AEGON’s units were capitalized within these tolerances. In the United States, at December 31, 2006, AEGON held approximately 365% of the minimum capital required by the National Association of Insurance Commissioners.

Capital base

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities, and dated subordinated and senior debt. AEGON targets its capital base (excluding revaluation reserve) to comprise at least 70% shareholders’ equity (excluding revaluation reserve), 25% capital securities and a maximum of 5% dated subordinated and senior debt. At December 31, 2006, AEGON’s capital base was within these prescribed tolerances: shareholders’ equity capital represented 75% of its total capital base, while perpetual capital securities comprised 18% of its total capital base. Senior and dated subordinated debt accounted for the remaining 7%. The ratio of shareholders’ equity to total capital (excluding revaluation reserve) improved, and capital leverage decreased, mainly due to a strong operating cash flow. In June 2006, AEGON N.V. successfully issued USD 500 million of junior perpetual securities, which was subsequently increased by USD 50 million in July 2006. Additionally, In July 2006, AEGON N.V. issued EUR 200 million of junior perpetual capital securities. This further improved the quality of the capital base and reduced refinancing risk.

Shareholders’ equity

Shareholders’ equity was EUR 18,605 million at December 31, 2006, compared to EUR 18,715 million at December 31, 2005. Net income of EUR 3,169 million was offset mainly by a decrease in the foreign currency translation reserve of EUR 1,325 million (largely due to a lower US Dollar), a decrease in the revaluation reserve of EUR 996 million, dividend payments, and coupon payments on perpetual capital securities.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets at low costs. As part of this strategy, AEGON aims to offer institutionally targeted debt securities and to maintain excellent access to retail investors, as witnessed by the successful issuance of junior perpetual capital securities during recent years. AEGON’s focus on the fixed income investor base continues to be supported by an active investor relations program to keep investors well informed on AEGON’s strategy and results. Most of AEGON’s external debt is issued by the parent company, AEGON N.V., as well as a limited number of other AEGON companies whose securities are guaranteed by AEGON N.V. AEGON N.V. has employed its regular access to the capital markets through transactions issued under its USD 6 billion Euro Medium Term Notes Program. AEGON N.V. also has access to US markets through a separate US shelf registration. AEGON N.V.’s and AEGON Funding Corp.’s (guaranteed by AEGON N.V.) combined USD 4.5 billion Euro and US Commercial Paper Program facilitates access to domestic and international money markets, when required. AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper Programs. The principal arrangement is a USD 5 billion syndicated facility maturing in 2011 and extendable until 2013, of which USD 3 billion acts as a back-up facility. At December 31, 2006, AEGON N.V. had EUR 2.0 billion outstanding under its Medium Term Notes Program and no amounts under its Commercial Paper Programs. In order to further optimize AEGON N.V.’s capital structure, Transamerica Corporation successfully called and repurchased USD 381 million outstanding Trust passthrough securities in November and December 2006.

Operating leverage is not part of the capital base. At December 31, 2006, operating leverage was EUR 1.6 billion (2005: EUR 1.6 billion). Operating debt activities primarily relate to mortgage warehousing and the funding of US regulation XXX and Guideline AXXX redundant reserves. Internal sources of liquidity include distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents.

During 2006, internal distributions from units were sufficient to cover interest expense, other holding company expenses, and dividend payments. Internal distributions may be subject to (local) regulatory requirements. Each business unit further controls its liquidity by closely managing the liquidity of its investment portfolio. The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital, and other requirements. Of AEGON’s total capital leverage at December 31, 2006, approximately EUR 0.6 billion matures within three years and EUR 5.0 billion is perpetual or matures after five years. AEGON considers its working capital, backed by the external funding programs and facilities, to be amply sufficient for the group’s present requirements.

5.7 Research and development, patents and licences

Not applicable

5.8 Off-balance sheet Arrangements

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2006 a total of six publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 5.8 billion. In 2006, AEGON Levensverzekering N.V. has terminated one of the two privately placed securitization transactions reported in prior years. Also, it completed one public ally placed securitization transaction in 2006, whereby the economic ownership of EUR 2.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded this purchase with the issuance of mortgage-backed securities. The transfer of ownership title will take place upon notification of the borrowers by the special purpose company. The special purpose company has the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any residual positive value of the special purpose entity at maturity. The value of this arrangement is included in the valuation of the interest rate swap as it is viewed as a correction on the assumptions underlying the cash flow forecasts. In 2005, AEGON Levensverzekering N.V. completed one mortgage-related publicly placed securitization contract for EUR 1.2 billion that was structured similarly to the 2006 securitization described above. A portion of securitized mortgage loans amounting to EUR 24 million (2005: EUR 28 million) continues to be recognized as a financial asset on the balance sheet, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.
For the year ending December 31, 2006, AEGON USA sold approximately EUR 105 million (2005: EUR 21 million) of AAA-wrapped municipal debt securities to qualifying special purpose entities (QSPEs). Due to AEGON’s continuing involvement with the assets in these QSPEs, it consolidates these entities. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss is EUR 678 million as of December 31, 2006 (2005: EUR 866 million). The acquisition of these securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a QSPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the QSPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2006, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2006 unpaid principal and accrued interest on the notes of EUR 649 million (2005: EUR 840 million) reflected in financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

5.9 Contractual Obligations and Commitments

i Contractual obligations as per December 31, 2006

In million EUR (payments due by period)	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years	Total
• Insurance contracts [1]	7,698	12,042	9,859	127,080	156,679
• Insurance contracts for account of policyholders [1]	5,169	10,479	11,025	94,314	120,987
• Investment contracts [2]	12,528	10,267	5,944	15,658	44,397
• Investment contracts for account of policyholders 1 2	4,214	9,542	9,748	105,038	128,542
• TRUPS, subordinated borrowings and borrowings [3]	935	1,337	94	2,782	5,148
• Scheduled interest payments on TRUPS, subordinated borrowings and borrowings	214	253	329	1,222	2,108
• Operating leases [4]	89	179	142	363	773

[1]

The projected cash benefit payments are based on managements’ best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in our consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.19, 18.20 and 18.22. More details on the products, terms and conditions are included in note 18.4.1 of the notes to our consolidated financial statements in Item 18 of this Report .

[2]

The cash flows included in the table are consistent with those included in the fair value measurement of the liabilities. More details on the products, and terms and conditions are included in notes 18.4.1 and 18.22 of the notes to our consolidated financial statements in Item 18 of this Report.

[3]

Long-term debt represents principal repayment obligations relating to Trust pass-through securities (“TRUPS”), subordinated borrowings and borrowings; they are described further in Notes 18.17, 18.18 and 18.23 of the notes to our consolidated financial statements in Item 18 of this Report

[4]	Operating leases are primarily related to agency and administration offices.

ii Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2007. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2006		2005
	Purchase	Sale	Purchase	Sale
Real estate	2	(1)	2	(5)
Mortgage loans	826	—	559	—
Bonds	1	(2)	11	(12)
Private loans	679	—	441	—
Other	1,346	(2)	1,420	—

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

iii Other commitments and contingencies

	2006	2005
Guarantees	166	146
Standby letters of credit	105	34
Share of contingent liabilities incurred in relation to interests in joint ventures	615	676
Other collateral and guarantees	70	12
Other commitments and contingent liabilities	57	81

Guarantees include those given on account of asset management commitments and guarantees associated with the sale of investments in low-income housing tax credit partnerships in the United States.

Standby letters of credit amounts reflected above are the liquidity commitment notional amounts.

In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.

AEGON N.V. has entered into a net worth maintenance agreement with its indirect subsidiary AEGON Financial Assurance Ireland Limited (AFA), pursuant to which AEGON N.V. will cause AFA to have a tangible net worth of at least 3% of its total liabilities under financial guaranty policies which it issues up to a maximum of EUR 3 billion.

On November 1, 2006, AEGON entered into an agreement to acquire 100% of the outstanding common shares of Clark Inc. (Clark), a public company specializing in the sale of corporate-owned life insurance, bank-owned life insurance and other benefit programs. On March 13, 2007, AEGON announced the completion of the tender offer process and finalized the acquisition of Clark. The estimated aggregate purchase price is approximately EUR 263 million, consisting of EUR 208 million cash consideration, EUR 34 million of Clark debt assumed by AEGON, the EUR 21 million cost basis of Clark common stock already owned by AEGON and transaction costs. As part of the transaction, a Clark management group has acquired from AEGON some of Clark’s other business segments, not considered core to AEGON for EUR 41 million.

In December 2006, AEGON and Ranbaxy Promoter Group agreed to jointly establish a life insurance and an asset management undertaking in India. The ventures will be incorporated by AEGON and Religare, the financial services division of Ranbaxy Promoter Group. The transactions are expected to be completed in the second half of 2007.

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies AEGON USA, Inc., Commonwealth General Corporation and Transamerica Corporation (EUR 2,528 million). At December 31, 2006, there were no amounts due and payable.

•

Due and punctual payment of payables by the consolidated group companies AEGON Funding Corp., Commonwealth General Corporation, Transamerica Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 1,025 million), as well as payables with respect to a derivative transaction of Transamerica Corporation (nominal amount EUR 744 million).

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2006.

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products in the Netherlands. The products involved include securities leasing products and unit linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). AEGON has established adequate litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations and regulatory activity by various governmental and enforcement authorities concerning certain practices. AEGON subsidiaries have received inquiries from local authorities in various jurisdictions including the United States, the United Kingdom and the Netherlands. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

iv Collateral

AEGON pledges investment securities that are on its balance sheet related to certain other transactions that it enters into that create liabilities, such as reverse repurchase agreements and other transactions involving funding agreements. The amount of collateral pledged may vary as the fair value of the securities changes since these agreements require certain minimum maintenance levels.

AEGON receives collateral related to securities lending transactions. The collateral received is typically in the form of cash and is invested in pre-designated high quality investment strategies. The collateral is typically greater than the market value of the related securities loaned and is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount. AEGON is obligated to return the collateral upon termination of the lending arrangement.

AEGON can receive or pledge collateral relative to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral. The amount of collateral will vary with the market value changes of the derivative contracts. Cash is normally received as collateral and a portion of this cash collateral has been rehypothecated to other parties to serve as collateral. Securities that may be received, other than cash that has been rehypothecated, are reported on the consolidated balance sheet at fair value. Cash that is pledged to counterparties is removed from the balance sheet. AEGON is obligated to return the collateral to the original counterparty upon termination of the derivative contract.

AEGON has entered into asset lending transactions for which the collateral is held by a third party and will only be released to AEGON on default by the counterparty. This collateral is not recognized in the balance sheet.

Assets pledged as collateral

The following table summarizes the carrying amounts on the balance sheet of financial assets pledged as collateral. Collateral paid as part of share borrowing or reverse repurchase transactions are included in this information.

	2006	2005
Financial assets pledged for liabilities	4,547	3,395
Other financial assets pledged as collateral	121	103

When AEGON pays cash collateral as part of security borrowing or reverse repurchase transactions, an asset is recorded to receive back the cash pledged. The balance of these receivables, as also reflected in Note 18.13 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F, are as follows:

	2006	2005
Cash collateral paid as part of security borrowing	34	—
Cash collateral pledged on reverse repurchase agreements	4	23

AEGON does not account for the receipt of the securities, as the Group does not have economic ownership. When collateral takes the form of non-cash, AEGON does not account for the delivery of instruments as collateral, or for the securities received, as there is no change in economic ownership.

Assets accepted as collateral

Details of collateral accepted that the Group is permitted to sell or repledge in the absence of default by the owner of the collateral are as follows:

	2006	2005
Fair value of financial assets accepted as collateral	9,960	4,616
Repurchase agreements	806	—

As part of security lending and repurchase agreements, AEGON received EUR 23 billion (2005: EUR 22 billion) of cash and non cash collateral. For cash collateral received, AEGON recognized a liability to repay the cash, which is included in other liabilities in note 18.28 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F., for the following amounts:

	2006	2005
Cash collateral repayable on security lending and repurchase agreements	9,315	3,917

5.10 Subsequent Events

On January 19, 2007 AEGON announced the signing of a memorandum of understanding with Banca Transilvania to jointly develop and operate a mandatory pension company in Romania. The 50/50 joint venture company will be established in the summer of 2007 in anticipation of introduction of a mandatory pension system in Romania, expected by early 2008. In addition AEGON will establish a life insurance company in Romania that will enter into a distribution agreement with Banca Transilvania to sell co-branded products through the bank’s branch network.

On January 25, 2007 AEGON N.V. and Sony Life Insurance Co., Ltd. announced their intention to establish a life insurance company in Japan. The 50/50 joint venture will develop annuity products, initially focusing on variable annuity products that will be distributed though Sony Life’s Lifeplanner® channel as well as through banks an other financial institutions. The partnership between AEGON and Sony Life is expected to be operational in early 2008, subject to final agreement and regulatory licensing and approval.

On January 29, 2007 AEGON announced that it successfully completed a transaction involving a private Value of in-force (ViF) securitization by AEGON UK, enabling AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business. The securitization will add around EUR 134 million (GBP 90 million) to the total core capital of AEGON. The capital created by the transaction will be used by AEGON UK to return capital to the Group. These transactions provide the company with flexible solutions that help manage reserves and capital in a cost efficient manner. AEGON will continue to explore further opportunities for securitizations and structured financing as part of its ongoing commitment to efficiently manage capital and reserve needs.

On November 1, 2006, AEGON entered into an agreement to acquire 100% of the outstanding common shares of Clark Inc. (“Clark”), a public company specializing in the sale of corporate-owned life insurance, bank-owned life Insurance and other benefit programs. On March 7, 2007, AEGON announced the expiration of its tender offer to purchase all the outstanding shares of Clark common stock at USD 17.21 per share. Based on preliminary information, the shares tendered, together with the shares already owned by AEGON, represent approximately 94% of the outstanding shares of Clark. On March 13, 2007, AEGON completed the tender offer process and finalized the acquisition of Clark. The sale of Clark’s other business groups has also been completed.

On March 15, 2007 AEGON announced an agreement to acquire OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market. The net consideration for AEGON of this transaction is approximately EUR 100 million. OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2005, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 92 million, with total assets of EUR 4.3 billion. AEGON will acquire OPTAS N.V. for a gross amount of approximately EUR 1.3 billion. Taking into account the excess capital of OPTAS, the net consideration is estimated to be approximately EUR 100 million. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. The combination of OPTAS and AEGON’s existing pension activities will lead to a more efficient platform to serve the group pension market. The transaction will have a slightly positive effect on AEGON N.V.’s earnings per share. This acquisition agreement is subject to the consultation of the Works Councils of both OPTAS and AEGON The Netherlands, in addition to the approvals of the relevant regulatory authorities.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

11A Risk Management and Sensitivity Analysis

As an insurance company, AEGON is in the “risk” business and as a result is exposed to a variety of risks. A description of our risk management and control systems is given below on the basis of significant identified risks for us. Some risks, such as currency translation risk, are related to the international nature of AEGON’s business. Other risks include insurance related risks, such as changes in mortality and morbidity. However, our largest exposures are to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that we sell, deferred expenses and value of business acquired.

AEGON manages risk at the local level where business is transacted, based on principles and policies established at the Group level. AEGON’s integrated approach to risk management involves common measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position. In addition, this integrated framework facilitates the sharing of best practices and the latest research on methodologies. The risk management functions are applied locally and are tied to the speed of business, while corporate oversight remains independent of the business activity providing oversight and peer review.

To manage its risk exposure, AEGON employs risk management programs including asset liability management (ALM) processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but also for the Group. Derivative and reinsurance usage by the company are governed by derivative and reinsurance usage policies. These policies establish the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, these policies stipulate necessary mitigation of credit risk created through these derivatives and reinsurance risk management tools. For derivatives, credit risk is often mitigated by requirements to post collateral via credit support annex agreements. For reinsurance, credit risk is often mitigated through funds withheld by treaties (when AEGON owns the assets) or through assets held in trust for the benefit of AEGON (in the event of reinsurer insolvency).

As part of these risk management programs, AEGON takes inventory of its current risk position across risk categories. We also measure the sensitivity of net income and shareholders’ equity to stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and shareholders’ equity to various scenarios. These sensitivity analyses are presented according to IFRS. These scenario results do not consider the actions that might be taken to mitigate losses inherent in our risk management processes. As financial markets fluctuate, these actions may involve selling investments, changing investment portfolio allocation and adjusting interest rates or bonuses credited to policyholders. Also, the results do not take into account correlation between factors and assume unchanged conditions for all other assets and liabilities. Results of the analyses also cannot be extrapolated for wider variations since effects do not tend to be linear. No risk management process can clearly predict future results. Also refer to Item 5, “Operating and Financial Review and Prospects – Application of Critical Accounting Policies – IFRS”.

i Currency Exchange Rate Risk

As an international group, AEGON is subject to currency risk. Also, currency risk exists for any policy denominated in currencies other than the policy’s local currency. In the Netherlands, the majority of AEGON’s equity holdings are invested in an internationally diversified portfolio, rather than solely in Dutch equities. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euro. We hold the remainder of our capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of our country units. This balancing mitigates currency translation impacts on equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles.

We do not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

AEGON’s 3-year historical of income before tax and capital in units on an IFRS basis are shown in the table below:

TABLE 1

	2004	2005	2006
In millions

Income before tax
AEGON Americas (in USD)	2,112	2,717	2,689
AEGON The Netherlands (in EUR)	743	467	1,623
United Kingdom (in GBP)	150	186	225
Other Countries (in EUR)	135	248	81

Capital in units
AEGON Americas (in USD)	18,215	19,149	19,796
AEGON The Netherlands (in EUR)	3,711	4,450	4,237
United Kingdom (in GBP)	2,004	2,124	2,285
Other Countries (in EUR)	1,002	1,155	1,335

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

TABLE 2

	2002	2003	2004	2005	2006
Closing Rates
USD	1.05	1.26	1.36	1.18	1.32
GBP	0.65	0.70	0.71	0.69	0.67

The sensitivity analysis in the table below shows the estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro 1,2.

TABLE 3

Movement of markets	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Increase versus the euro of non-euro currencies of 15%	increase between 11% and 12%	increase between 12% and 13%
Decrease versus the euro of non-euro currencies of 15%	decrease between 11% and 12%	decrease between 12% and 13%

[1]

Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All percentage changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of currency exchange rate movements is reflected as a one-time shift up or down in the value of the non-euro currencies versus the euro on December 31, 2006.

ii Interest Rate Risk

We bear interest rate risk with many of our products. In cases where cash flows are highly predictable, investing in assets that closely match the liabilities can mitigate this risk. For some AEGON country units, local capital markets are not well developed which prevents a complete matching of assets and liabilities for those businesses. For some products, cash flows are less predictable as a result of policyholder actions that can be affected by the level of interest rates.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates; this may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also require us to accelerate amortization of DPAC, which in turn reduces net income.

During periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed income investments likely will have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Also, in a period of low interest rates, AEGON may not be able to reduce crediting rates on policies and still preserve margins as a result of minimum guaranteed crediting rates provided on policies. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves and returns on the investment portfolio.

If interest rates rise, there may be unrealized losses on some of our assets that will be recorded as negative income under IFRS. This is inconsistent with the IFRS accounting on much of the company’s liabilities where corresponding unrealized gains when interest rates rise do not affect income in the shorter term. Over time, the short-term reduction in income due to rising interest rates would be offset by higher income in later years all else being equal. Therefore, rising interest rates are not considered a long-term risk to the company.

The general account fixed income portfolios of AEGON Americas and AEGON The Netherlands accounted for 93% of the total general account fixed income portfolio of the AEGON Group on December 31, 2006. AEGON USA and AEGON The Netherlands manage – within limits - their duration mismatch (which is the difference between the weighted average life of liabilities and the weighted average life of assets) on the basis of their expectations for the future level of interest rates. Presently, other AEGON country units target the duration of their assets to equal approximately the duration of their liabilities where possible. In addition to point in time duration measurement, deterministic and stochastic scenarios are used to measure and manage interest rate risk. In these models, policyholder behavior changes are anticipated. These models are used by all country units and aggregated at the Group level.

For AEGON USA’s business, the average duration of assets is approximately 3.8 years. This relatively low duration, as compared to the long-term nature of most of AEGON USA’s businesses, is driven by the asset and liability management process applied to the institutional markets business in the United States (GICs and funding agreements). Both the assets and the liabilities for this business are managed on a floating rate basis, with extensive use of interest rate swaps. As a result, the asset duration is short for this business. In the Netherlands, the average duration of assets is approximately 6.9 years. AEGON The Netherlands actively uses derivatives to manage its interest rate risk. During 2006, AEGON The Netherlands significantly increased their derivative positions to reduce interest rate mismatch with their liabilities. The combined effective duration mismatch of AEGON USA and AEGON The Netherlands was around minus 0.1 years on December 31, 2006. This duration mismatch is an indication of the degree of interest rate risk on a fair value basis. As cash flows emerge and interest rates change, the actual impact from interest rate exposure could be higher or lower than what this static duration measure implies.

The table below shows the year-end interest rates for the period from 2002 through 2006.

TABLE 4

	2002	2003	2004	2005	2006
3 month US LIBOR	1.38%	1.15%	2.56%	4.54%	5.36%
3 month EURIBOR	2.87%	2.12%	2.16%	2.49%	3.73%
10-year US Treasury	3.82%	4.25%	4.22%	4.39%	4.70%
10-year Dutch Government	4.24%	4.29%	3.68%	3.29%	3.97%

The sensitivity analysis in the table below shows an estimate of the effect of interest rate movements on net income and shareholders’ equity 1,2.

TABLE 5

Parallel Movement of Yield Curve In million EUR	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Shift up 100 basis points	(1,013)	(1,945)
Shift up 200 basis points	(2,123)	(3,876)
Shift down 100 basis points	918	1,682
Shift down 200 basis points	1,007	2,396

[1]

Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on December 31, 2006.

Under IFRS, income and shareholders’ equity are adversely affected when interest rates rise and favorably affected when interest rates fall. When interest rates shift up, there would be unrealized losses on certain assets that adversely affect net income and shareholders’ equity. However when rates shift up, IFRS does not recognize the unrealized gains in corresponding liabilities in net income and shareholders’ equity. Similarly, when rates shift down, there would be unrealized gains on certain assets that favorably affect net income and shareholders’ equity. However when rates shift down, IFRS also does not recognize the unrealized losses in corresponding liabilities in net income and shareholders’ equity. As a result under IFRS, the impact of interest rate changes on net income and shareholders’ equity can give an incomplete and even incorrect impression of the true risk exposure of the company. In fact, the company is at risk if rates decline as our assets are currently shorter in duration than our liabilities and as a result of minimum guarantees present in some products. Similarly when interest rates rise, the company is currently better off since our assets are currently shorter in duration than our liabilities. When interest rates rise sharply, this benefit would be partially offset in the short-term due to a likely sudden rise in lapse rates on fixed annuity products in AEGON USA.

iii Credit Risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed income portfolio (bonds, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Although credit default rates were benign in 2006, a reversion to excessive defaults, or other reductions in the value of these securities and loans, could have a material adverse effect on AEGON’s business, results of operations and financial condition.

We actively manage our credit risk exposure by individual counterparty, sector and asset class. We may mitigate credit risk in derivative contracts by entering in collateral agreements where practical and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. We may also mitigate credit risk in reinsurance contracts where possible by retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, we employ deterministic and stochastic credit risk modeling in order to assess AEGON’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios. The ratings distribution of general account portfolios of AEGON’s major country units are presented in the table below and are organized by rating category:

TABLE 6

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2006	Total [1] 2005
AAA	17,022	1,464	160	273	18,923	18,598
AA	8,424	921	887	502	10,734	9,242
A	19,088	1,849	2,478	946	24,361	29,327
BBB	16,630	633	680	83	18,025	20,102
BB	1,836	155	—	11	2,003	2,244
B	1,522	161	5	2	1,691	1,609
CCC or lower	318	17	—	—	335	341
Sovereign exposure	6,035	9,611	359	2,220	18,242	20,501
Assets not rated	30,213	13,391	262	295	44,462	47,348

	101,088	28,202	4,831	4,332	138,776	149,312

The table above includes general account investments and general account reinsurance assets.

[1]	Total includes Holding and other activities.

Country units apply specific guidelines for the acceptable levels of credit risk. We monitor our aggregate exposure to credit counterparties at group level. For this purpose, AEGON aggregates exposures from its country units to assess overall credit risk. To manage its credit risk, AEGON has a single credit counterparty limit policy to be applied to all forms of credit risk. All forms of credit risk are required to be aggregated by counterparty and measured for compliance against country unit credit limits and Group-wide credit limits. The Group-wide limits are shown in the table below.

TABLE 7

AEGON Group-wide counterparty exposure limits in EUR million1:

Credit Rating	Limit
AAA	1,000
AA	1,000
A	750
BBB	500
BB	250
B	125
CCC or lower	50

[1]	The fixed income issuer rating is used when applying the credit counterparty limit exposure policy.

If an exposure exceeds the stated limit as a result of a downgrade, the exposure must be readjusted to the limit for that rating category as soon as practicable. The limits vary with the asset quality of the security as can be seen in the above table. Exceptions to these limits can only be made after explicit approval from AEGON’s Group Risk and Capital Committee.

iv Equity Market and Other Investment Risks

Fluctuations in the equity, real estate and capital markets have adversely affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. General economic conditions, as well as significant events – like terrorist actions - have led to and may again result in significant decreases in the value of our equity investments.

Equity market exposure is present in equity-linked products whereby policyholder funds are invested in equities at the discretion of the policyholder; here most of the risk remains with the policyholder. Examples of these products include variable annuities, variable universal life, unit-linked products and mutual funds. AEGON typically earns a fee on the asset balance in these products and therefore has a risk related to the investment performance. In addition, some of this business has minimum return or accumulation guarantees, which are often life contingent or contingent upon policyholder persistency. AEGON is at risk if equity market returns do not exceed these guarantee levels and the company may need to set up additional reserves to fund these future guaranteed benefits. AEGON is also at risk if returns are not sufficient to allow amortization of DPAC and VOBA. It is possible under certain circumstances that AEGON would need to accelerate amortization of DPAC and VOBA and to establish additional provisions for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatile or poor market conditions may also significantly reduce the popularity of some of AEGON’s savings and investment products, which could lead to lower sales and lower net income. AEGON’s general account equity and certain other investment holdings are shown in table 8:

TABLE 8

Equity, real estate and non-fixed income exposure in general account assets

Amounts in millions

	AEGON Americas (in USD)	AEGON The Netherlands (in EUR)	AEGON UK (in GBP)	Other Countries (in EUR)	Holdings and eliminations (in EUR)	Total (in EUR)
Equity funds	1,267	1,925	—	77	—	2,964
Common shares [1]	1,521	3,350	49	12	(20)	4,571
Preferred shares	393	176	—	—	—	474
Investments in real estate	1,399	1,967	—	37	14	3,080
Hedge funds	1,990	—	—	16	—	1,527
Credit investment strategies	240	—	—	—	—	182

Total equity, real estate and other non fixed income exposure	6,810	7,418	49	142	(6)	12,798

[1]

Of AEGON The Netherlands’ common shares, EUR 485 million are invested in a property company and are therefore internally viewed as real estate exposure. For the purpose of the sensitivities, this exposure is included in the real estate section.

The general account equity, real estate and other non-fixed income portfolio of AEGON USA and AEGON The Netherlands accounted for 92% of the total general account equity, real estate and other non-fixed income portfolio of the AEGON Group. Of AEGON’s country units, AEGON The Netherlands holds the largest amount of equities, both in absolute terms and expressed as a percentage of total general account investments. The largest part of the equity portfolio of AEGON The Netherlands consists of a diversified portfolio of global equities and 5% equity holdings in Dutch companies, which include non-redeemable preferred shares.

The table below shows the year-end closing levels of certain major indices.

TABLE 9

Year-end	2002	2003	2004	2005	2006
S&P 500	880	1,112	1,212	1,248	1,418
Nasdaq	1,336	2,003	2,175	2,205	2,415
FTSE 100	3,940	4,477	4,814	5,619	6,221
AEX	323	338	348	437	495

AEGON’s shareholders’ equity is directly exposed to, among other things, movements in the equity and real estate markets and to movements in interest rates. With the implementation of IFRS, income and shareholders’ equity are expected to be more volatile and subject to increased sensitivity to movements in equity and real estate markets and to movements in interest rates. In addition, net income is sensitive to the fees earned on equity investments held for the account of policyholders as well as the amortization of DPAC and provisioning for minimum product guarantees.

The sensitivity analysis of net income and shareholders’ equity to equity and real estate markets is presented in the table below. 1,2

TABLE 10

Immediate change in In million EUR	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Equity increase 10%	129	348
Equity decrease 10%	(183)	(392)
Equity decrease 20%	(453)	(837)

Real estate increase 10%	198	202
Real estate decrease 10%	(212)	(202)
Real estate decrease 20%	(423)	(404)

[1]

Basic assumptions: no correlation between markets and risks, unchanged conditions for all other assets and liabilities and limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on December 31, 2006.

The sensitivity of shareholders’ equity and net income to changes in equity and real estate markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The main reason for the non-linearity of results in the equity portion of the sensitivity is that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not.

v Underwriting Risk

Our earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical provisions and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a trend, we may be required to increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may require write-offs due to unrecoverability. This could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Sources of underwriting risk include policy lapses and policy claims such as mortality, morbidity and expenses. In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, AEGON sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases, such as annuity products. AEGON is also at risk if expenses are higher than assumed by management.

We monitor and manage our underwriting risk by each underwriting risk type. Attribution analysis is performed on earnings and reserve movements in order to understand the source of any material variation in actual results from what was expected. AEGON’s units also perform experience studies for underwriting risk assumptions, comparing AEGON’s experience to industry experience as well as combining AEGON’s experience and industry experience based on the depth of the history of each source to AEGON’s underwriting assumptions. Where policy charges are flexible in products, AEGON uses these analyses as the basis for modifying these charges, with a view to maintain a balance between policyholder and shareholder interests. We also have the ability to reduce expense levels over time, thus mitigating unfavorable expense variation.

The sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table below 1, 2 .

TABLE 11

Underwriting risk sensitivity In million EUR	Estimated approximate effects on net income/equity
20% increase in lapse rates	(44)
20% decrease in lapse rates	44
10% increase in mortality rates	(88)
10% decrease in mortality rates	88
10% increase in morbidity rates	(61)
10% decrease in morbidity rates	61

[1]

Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The mortality/morbidity sensitivities assume that increases or decreases are for all products regardless of whether a product produces a gain or loss on the direction of the change.

ITEM 18.	FINANCIAL STATEMENTS

Note 18.55 to the consolidated financial statements includes a discussion of net income and shareholders’ equity based upon US GAAP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 2006 and 2005, and the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2006. Our audits also include the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with international financial reporting standards, as adopted by the European Union, which differs in certain respects from U.S. generally accepted accounting principles (see Note 18.55 to the consolidated financial statements). Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 18.2.2.1 to the consolidated financial statements, in 2006 AEGON N.V. changed its presentation of certain cash flows in the consolidated cash flow statement.

As discussed in Note 18.2.2.2 to the consolidated financial statements, in 2007 AEGON N.V. changed the accounting principles it uses to value certain guarantees related to insurance contracts and changed its reportable segments. The consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 have been restated to reflect the retroactive application of these changes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AEGON N.V.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants

The Hague, The Netherlands

March 27, 2007, except Note 18.2.2.2, as to which the date is September 11, 2007

Consolidated balance sheet of AEGON Group as at December 31, 2006

Amounts in EUR millions

	Note number	2006 Adjusted	2005 Adjusted
ASSETS

Intangible assets	18.6	4,338	4,678
Investments	18.7	136,131	146,075
Investments for account of policyholders	18.8	135,537	127,547
Derivatives	18.9	1,883	2,295
Investments in associates	18.10	478	542
Reinsurance assets	18.11	3,970	4,125
Defined benefit assets	18.25	398	409
Deferred tax assets	18.27	3	83
Deferred expenses and rebates	18.12	11,458	11,348
Other assets and receivables	18.13	7,473	6,806
Cash and cash equivalents	18.14	13,144	7,307

Total assets		314,813	311,215

EQUITY AND LIABILITIES

Shareholders’ equity	18.15	18,605	18,715
Other equity instruments	18.16	4,032	3,379

Issued capital and reserves attributable to equity holders of AEGON N.V.		22,637	22,094
Minority interest		16	15

Group equity		22,653	22,109

Trust pass-through securities	18.17	123	437
Subordinated borrowings	18.18	34	284
Insurance contracts	18.19	89,194	96,597
Insurance contracts for account of policyholders	18.20	72,143	70,171
Investment contracts	18.21	36,618	38,842
Investment contracts for account of policyholders	18.22	64,097	58,724
Derivatives	18.9	1,788	2,202
Borrowings	18.23	4,991	5,532
Provisions	18.24	262	253
Defined benefit liabilities	18.25	2,040	2,015
Deferred revenue liabilities	18.26	43	84
Deferred tax liabilities	18.27	2,660	2,674
Other liabilities	18.28	17,734	10,733
Accruals	18.29	433	558

Total liabilities		292,160	289,106

Total equity and liabilities		314,813	311,215

Consolidated income statement of AEGON Group for the year ended December 31, 2006

Amounts in EUR millions (except per share data)

	Note number	2006 Adjusted	2005 Adjusted	2004 Adjusted
INCOME
Premium income	18.30	24,570	18,882	18,329
Investment income	18.31	10,376	9,937	9,337
Fee and commission income	18.32	1,665	1,444	1,303
Other revenues	18.33	4	73	331

Total revenues		36,615	30,336	29,300

Income from reinsurance ceded		1,468	1,691	1,548
Net fair value and foreign exchange gains	18.34	837	698	206
Net gains on investments for account of policyholders	18.35	9,313	11,340	5,873
Net gains on investments	18.36	1,065	1,269	1,290
Other income	18.37	11	176	138

Total income		49,309	45,510	38,355

CHARGES
Premiums to reinsurers	18.30	1,671	1,554	1,563
Policyholder claims and benefits	18.38	35,267	34,626	27,338
Profit sharing and rebates	18.39	133	171	156
Commissions and expenses	18.40	6,085	5,522	5,784
Net fair value and foreign exchange losses	18.34	127	385	199
Net losses on investments for account of policyholders	18.35	1,174	2	13
Net losses on investments	18.36	526	112	87
Impairment charges/(reversals)	18.41	24	(14)	183
Interest charges and related fees	18.42	362	373	398
Other charges	18.43	1	3	218

Total charges		45,370	42,734	35,939

Income before share in profit/(loss) of associates and tax		3,939	2,776	2,416
Share in profit/(loss) of associates		32	20	25

Income before tax		3,971	2,796	2,441
Income tax	18.44	(802)	(651)	(429)

Income after tax		3,169	2,145	2,012
Attributable to minority interest		—	2	(2)

Net income attributable to equity holders of AEGON N.V.		3,169	2,147	2,010

Consolidated income statement of AEGON Group for the year ended December 31, 2006 (continued)

	Note number	2006 Adjusted	2005 Adjusted	2004 Adjusted
Earnings and dividends per share
Basic earnings per share (EUR per share) [1]	18.45	1.87	1.25	1.22
Diluted earnings per share (EUR per share) [1]	18.45	1.86	1.25	1.22
Dividend per share (EUR per share)	18.46	0.55	0.45	0.42

[1]	After deduction of preferred dividends and coupons on perpetuals

Consolidated cash flow statement of AEGON Group for the year ended December 31, 2006

Amounts in EUR millions

	Note Number	2006 Adjusted	2005[1] Adjusted	2004[1] Adjusted
Income before tax		3,971	2,796	2,441

Gains and losses on investments (including foreign exchange differences)		(9,397)	(12,820)	(7,166)
Amortization and depreciation		1,916	1,792	1,957
Impairment losses		33	(2)	279
Income from associates		(32)	(20)	(25)
Other		7	334	(139)
Adjustments of non-cash items		(7,473)	(10,716)	(5,094)
Insurance and investment liabilities		1,354	4,355	4,645
Insurance and investment liabilities for account of policyholders		12,086	13,940	9,362
Accrued income and prepayments		(3,119)	(1,937)	(1,274)
Accrued expenses and other liabilities		2,729	(3,309)	(1,114)
Release of cash flow hedging reserve		(130)	63	(23)
Changes in accruals		12,920	13,112	11,596
Purchase of investments (other than money market investments)		(63,989)	(64,310)	(70,078)
Purchase of derivatives		(1,009)	(76)	(528)
Disposal of investments (other than money market investments)		64,046	61,943	62,819
Disposal of derivatives		855	35	384
Net purchase of investments for account of policyholders		(5,361)	(1,628)	(751)
Net change in cash collateral		5,774	(822)	2,783
Net purchase of money market investments		(1,623)	(57)	(2,386)
Cash flow movements on operating items not reflected in income		(1,307)	(4,915)	(7,757)
Tax paid		(442)	(680)	(296)
Other		185	(683)	(94)

NET CASH FLOWS FROM OPERATING ACTIVITIES		7,854	(1,086)	796

Purchase of individual intangible assets (other than VOBA and future servicing rights)		(10)	(17)	(16)
Purchase of equipment and other material assets		(62)	(80)	(258)
Acquisition of subsidiaries and associates		(143)	(174)	(336)
Disposal of individual intangible assets (other than VOBA and future servicing rights)		1	—	—
Disposal of equipment and other material assets		19	9	29
Disposal of subsidiaries and associates		11	319	5,590
Dividend received from associates		4	3	—
Other		(19)	—	—

NET CASH FLOWS FROM INVESTING ACTIVITIES		(199)	60	5,009

	Note Number	2006 Adjusted	2005[1] Adjusted	2004[1] Adjusted
Issuance of share capital		2	2	1
Issuance of perpetuals		638	1,457	1,352
Issuance and purchase of treasury shares		(262)	74	22
Proceeds from TRUPS, subordinated loans and borrowings		1,554	1,038	571
Repayment of perpetuals		—	(950)	—
Repayment of TRUPS, subordinated loans and borrowings		(2,109)	(1,573)	(3,586)
Dividends paid		(471)	(272)	(351)
Coupon on perpetuals		(204)	(192)	(129)
Other		(22)	(2)	1

NET CASH FLOWS FROM FINANCING ACTIVITIES		(874)	(418)	(2,119)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS [2]		6,781	(1,444)	3,686
Net cash and cash equivalents at the beginning of the year		6,068	6,804	3,563
Effects of changes in exchange rate		(458)	708	(445)

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	18.14	12,391	6,068	6,804

[1]

In 2006, AEGON changed its presentation of cash flows from purchases and disposals of financial assets (excluding derivatives and financial assets through profit or loss), investments in real estate and real estate held for own use. The 2005 and 2004 comparatives have been adjusted accordingly. Refer to note 18.2.2.1 for more details.

[2]

Included in net increase in cash and cash equivalents are interest received (EUR 9,458 million; 2005: EUR 9,099 million and 2004: EUR 8,180 million), dividends received (EUR 1,192 million: 2005: EUR 870 million and 2004: EUR 796 million) and interest paid (EUR 123 million: 2005: EUR 50 million and 2004: EUR 189 million).

The cash flow statement is prepared according to the indirect method.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2006 - Adjusted

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1		6,812	8,406	2,644	853	3,379	22,094	15	22,109

Revaluations		—	—	(1,158)	—	—	(1,158)	—	(1,158)

Transfers between revaluation reserves and retained earnings		—	—	—	—	—	—	—	—

(Gains)/losses transferred to income statement on disposal and impairment		—	—	(130)	—	—	(130)	—	(130)

Equity movements of associates		—	—	—	(66)	—	(66)	—	(66)

Foreign currency translation differences		—	—	(77)	—	—	(77)	—	(77)

Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(1,325)	—	(1,325)	—	(1,325)

Aggregate tax effect of items recognized directly in equity		—	—	281	—	2	283	—	283

Other		—	(15)	88	—	—	73	1	74

Net income recognized directly in equity		—	(15)	(996)	(1,391)	2	(2,400)	1	(2,399)

Net income recognized in the income statement		—	3,169	—	—	—	3,169	—	3,169

Total recognized net income for 2006		—	3,154	(996)	(1,391)	2	769	1	770

Shares issued		2	—	—	—	—	2	—	2

Treasury shares		(242)	(20)	—	—	—	(262)	—	(262)

Other equity instruments issued		—	—	—	—	638	638	—	638

Dividends paid on ordinary shares		—	(391)	—	—	—	(391)	—	(391)

Preferred dividend		—	(80)	—	—	—	(80)	—	(80)

Coupons on perpetuals		—	(143)	—	—	—	(143)	—	(143)

Share options		—	—	—	—	13	13	—	13

Other		—	(3)	—	—	—	(3)	—	(3)

At December 31, 2006	18.15, 18.16	6,572	10,923	1,648	(538)	4,032	22,637	16	22,653

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2005 - Adjusted

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1		6,590	6,498	2,141	(681)	2,869	17,417	15	17,432

Revaluations		—	—	205	—	—	205	—	205

Transfers between revaluation reserves and retained earnings		—	4	(4)	—	—	—	—	—

(Gains)/losses transferred to income statement on disposal and impairment		—	—	54	—	—	54	—	54

Equity movements of associates		—	—	—	19	—	19	—	19

Foreign currency translation differences		—	—	142	—	—	142	—	142

Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	1,515	—	1,515	—	1,515

Aggregate tax effect of items recognized directly in equity		—	—	95	—	—	95	—	95

Other		—	(55)	11	—	—	(44)	2	(42)

Net income recognized directly in equity		—	(51)	503	1,534	—	1,986	2	1,988

Net income recognized in the income statement		—	2,147	—	—	—	2,147	(2)	2,145

Total recognized net income for 2005		—	2,096	503	1,534	—	4,133	—	4,133

Shares issued		2	—	—	—	—	2	—	2

Treasury shares		220	(146)	—	—	—	74	—	74

Other equity instruments issued		—	—	—	—	1,457	1,457	—	1,457

Other equity instruments redeemed		—	—	—	—	(950)	(950)	—	(950)

Dividends paid on ordinary shares		—	(193)	—	—	—	(193)	—	(193)

Preferred dividend		—	(79)	—	—	—	(79)	—	(79)

Coupons on perpetuals		—	(132)	—	—	—	(132)	—	(132)

Share options		—	—	—	—	3	3	—	3

Other		—	362	—	—	—	362	—	362

At December 31, 2005	18.15, 18.16	6,812	8,406	2,644	853	3,379	22,094	15	22,109

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2004 - Adjusted

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1		6,353	5,188	1,660	15	1,517	14,733	29	14,762

Revaluations		—	—	921	—	—	921	—	921

(Gains)/losses transferred to income statement on disposal and impairment		—	—	(23)	—	—	(23)	—	(23)

Equity movements of associates		—	—	—	59	—	59	—	59

Foreign currency translation differences		—	—	(77)	—	—	(77)	—	(77)

Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(755)	—	(755)	—	(755)

Aggregate tax effect of items recognized directly in equity		—	(29)	(329)	—	—	(358)	—	(358)

Other		—	5	(11)	—	—	(6)	(16)	(22)

Net income recognized directly in equity		—	(24)	481	(696)	—	(239)	(16)	(255)

Net income recognized in the income statement		—	2,010	—	—	—	2,010	2	2,012

Total recognized net income for 2004		—	1,986	481	(696)	—	1,771	(14)	1,757

Shares issued		1	—	—	—	—	1	—	1

Treasury shares		236	(214)	—	—	—	22	—	22

Other equity instruments issued		—	—	—	—	1,352	1,352	—	1,352

Dividends paid on ordinary shares		—	(256)	—	—	—	(256)	—	(256)

Preferred dividend		—	(95)	—	—	—	(95)	—	(95)

Coupons on perpetuals		—	(84)	—	—	—	(84)	—	(84)

Other		—	(27)	—	—	—	(27)	—	(27)

At December 31, 2004	18.15, 18.16	6,590	6,498	2,141	(681)	2,869	17,417	15	17,432

Notes to the consolidated financial statements of AEGON Group

Amounts in EUR millions, unless otherwise stated

18.1 General information

AEGON N.V., incorporated and domiciled in the Netherlands, is a limited liability share company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at AEGONplein 50, 2591 TV The Hague. AEGON N.V. serves as the holding company for the AEGON Group and has listings of its common shares in Amsterdam, New York, London and Tokyo.

AEGON N.V. and its subsidiaries and joint ventures (AEGON or ‘the Group’) have life insurance and pensions operations in over ten countries in Europe, the Americas and Asia and are also active in savings and investment operations, accident and health insurance, general insurance and limited banking operations in a number of these countries. The largest operations are in the United States. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 29,000 people worldwide.

18.2 Summary of significant accounting policies

18.2.1 Basis of Presentation

18.2.1.1 Introduction

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), which for AEGON is equal to IFRS as published by the International Accounting Standard Board, that are applicable for financial statements over the year 2006. In addition, material changes in accounting policies adopted by the Group in 2007 that require retrospective application have been reflected in the consolidated financial statements. Further information on these changes in accounting policies is provided in paragraph 18.2.2.2. Information on the standards and interpretations that were adopted in 2006 or that will be adopted at a future date is provided below in paragraph 18.2.1.2.

With regard to the income statement of AEGON N.V., article 402, Part 9 of Book 2 of the Netherlands Civil Code has been applied, allowing a simplified format. Certain amounts in prior years have been reclassified to conform to the current year presentation.

18.2.1.2 New IFRS standards

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2006, the Group has adopted the following relevant standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC):

•	The amendments to International Accounting Standard (IAS) 21 Net investments in foreign operations – required date of adoption January 1, 2006;

•	IFRIC 4 Determining whether an arrangement contains a lease – required adoption date January 1, 2006.

The amendments to IAS 21 broadens the definition of net investment so that monetary items no longer need to be denominated in either the functional currency of the parent company or the functional currency of the foreign operation. Also, the new standard clarifies that monetary items resulting from transactions between subsidiaries may also qualify.

IFRIC 4 addresses how to determine whether an arrangement is, or contains, a lease as defined in IAS 17 Leases, when the assessment or reassessment of the arrangement would be made and, if applicable, how the payments for the lease should be separated from payments for any other elements in the arrangement.

The adoption of these standards and interpretations did not have an impact on equity or net income. The Group has not opted to early adopt any standards or interpretations in 2006.

In addition to the accounting changes described in paragraph 18.2.2.2, AEGON intends to initially apply the following standards and interpretations in the financial statements over the calendar year 2007.

•	IFRS 7 Financial Instruments: Disclosures;

•	The amendments to IAS 1 Capital Disclosures;

•	The amendments to the guidance on implementation of IFRS 4 Insurance Contracts;

•	IFRS 8 Operating segments;

•	IFRIC 8 Scope IFRS 2 Share-based payment;

•	IFRIC 9 Reassessment of embedded derivatives;

•	IFRIC 10 Interim financial reporting and impairment;

•	IFRIC 11 IFRS 2 – Group and Treasury Share Transactions.

The adoption of these standards and interpretations is not expected to have a material impact on equity or net income.

IFRS 7, the related amendments to IAS 1 and the implementation guidance to IFRS 4 will affect the disclosures on financial instruments, insurance contracts and capital provided in the Group’s consolidated financial statements. The standards are not expected to have an impact on equity or net income.

The IASB issued IFRS 8 as part of the convergence project with the US Financial Accounting Standards Board. This new standard replaces IAS 14 Segment Reporting and adopts a management approach to segment reporting as required in SFAS 131 Disclosures about Segments of an Enterprise and Related Information. AEGON intends to early adopt IFRS 8 as it allows for a better portrayal of the Group’s operating segments’ performance as the information reported is consistent with that used internally for management purposes.

IFRIC 8 clarifies that IFRS 2 Share-based Payment applies to all transactions in which an entity receives non-financial assets or services as consideration for the issue of its equity instruments, even where nil consideration appears to be received. The interpretation is not expected to have an impact on equity or net income.

IFRIC 9 provides additional guidance to the principle in IAS 39 to assess whether a contract contains embedded derivatives that require bifurcation when the company first becomes a party to the contract. IFRIC 9 requires an additional assessment to be performed when there is a change in the terms of the contract that significantly modifies the contract’s cash flows. The interpretation prohibits subsequent reassessments to be performed in other instances, with the exception of business combinations for which a scope exclusion is made. IFRIC 9 is consistent with the Group’s current policy on the reassessment of embedded derivatives. Therefore, no impact on equity or net income is expected.

IFRIC 10 prohibits entities from reversing impairment losses recognized in previous interim periods in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The interpretation is not expected to have an impact on equity or net income.

As allowed by IFRS 4 Insurance Contracts, the Group values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. The assets and liabilities relating to insurance contracts issued in the United States and Canada are accounted for in accordance with United Stated Generally Accepted Accounting Principles (US GAAP). On September 19, 2005, the American Institute of Certified Public Accountants (AICPA) released SOP 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. This SOP provides guidance on the accounting for replacements of one contract by another. Depending on whether certain conditions are met, the replacement is accounted for as either an extinguishment or as a continuation of the replaced contract. The classification will affect the accounting for unamortized deferred policy acquisition costs (DPAC), unearned revenue liabilities and deferred sales inducement assets from the replaced contract.

The Group will prospectively adopt SOP 05-1 for insurance contracts issued in the United States and Canada effective January 1, 2007, as a result of which AEGON will report a cumulative effect of a change in accounting principle resulting in a noncash decrease to retained earnings of an immaterial amount. The adoption of SOP 05-1 is also expected to result in an immaterial increase in DAC amortization in 2007 and future years. The actual impact will depend on policy modification activity as well as any possible exchange programs implemented in the future.

18.2.2 Changes in accounting and presentation policies

18.2.2.1 Changes in accounting and presentation policies adopted in 2006

In 2006 AEGON changed its presentation of cash flows from purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss), investments in real estate and real estate held for own use. These cash flows were previously reported as cash flows from investing activities and are now reported as cash flows from operating activities.

AEGON believes it is more relevant to group together all cash flows from transactions related to policyholders and contractholders, including premiums and deposits, claims and other benefits, and the associated purchase and sale of investments related to the cash flows from transactions with policyholders and contractholders, as cash flows from operating activities because all of these activities relate to AEGON’s principal revenue producing activity of entering into insurance and investment contracts with policyholders and contractholders and subsequently investing the premiums and deposits received to meet the obligations resulting from these contracts. Furthermore, AEGON has refined its definition of investing activities to include only those investing activities not related to transactions with policyholders and contractholders, as well as the definition of financing activities to include only those items that AEGON views as part of the financing of the Group’s activities. The 2005 and 2004 comparatives have been reclassified accordingly.

18.2.2.2 Changes in accounting and presentation policies adopted in 2007 and reflected in the financial statements

In 2007 the following material changes in accounting policies that require retrospective application have been adopted. The impact of these changes has been reflected in the consolidated financial statements.

a. Insurance contracts offered by AEGON The Netherlands

In the second quarter of 2007, AEGON changed the accounting principles it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. As allowed by IFRS 4 Insurance Contracts, the Group values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. The assets and liabilities relating to insurance contracts issued in the Netherlands are accounted for in accordance with Dutch Accounting Principles (DAP). In December 2006, new guidelines from the Dutch Central Bank, which are part of DAP, related to the valuation of guarantees as part of the mandatory liability adequacy test were published with additional interpretation issued early 2007. These guidelines require that minimum guarantees need to be valued explicitly rather than implicitly, whereas previously there was a choice between the alternative treatments. As is allowed under DAP, AEGON adopted this guideline retrospectively.

Starting with the second quarter of 2007, AEGON The Netherlands valued the guarantees at fair value. Changes in the fair value are recognized in AEGON’s income statement. Prior to the second quarter of 2007, guarantees embedded in the group pension contracts were valued applying a corridor approach. Changes in the provision, if outside the corridor, were reflected in operating earnings. The guarantees embedded in traditional products were not valued explicitly, but were considered in the quarterly liability adequacy test.

The change in accounting for the guarantee will ensure AEGON’s financial statements better reflect the economic matching of its assets and liabilities. AEGON The Netherlands initiated a program to hedge its interest rate risks in connection with these guarantees. Implementation of this program was completed by the end of 2006. Derivative instruments used to hedge these interest rate risks are carried at fair value. Any changes in the fair value are recognized in AEGON’s quarterly income statements. Similarly, changes in the fair value of the guarantees will be reflected in AEGON’s quarterly income statement. AEGON believes that this change in accounting principles will increase the transparency of its financial results and should enhance the ability of investors, analysts and other interested parties to judge the performance of its business. The change in accounting principles applies only to AEGON The Netherlands and does not impact other country units. AEGON has decided to make this change following new guidance from the Dutch supervisory authorities on the valuation of guarantees.

The impact of the change in accounting principles, which AEGON has applied retrospectively, is shown in the table below (in EUR million, except per share data):

	2006	2005	2004
Net income – based on previous accounting principles	2,789	2,732	2,256
- change in accounting principles	380	(585)	(246)

Net income – adjusted	3,169	2,147	2,010

Impact on basic earnings per share, in EUR	0.24	(0.38)	(0.16)
Impact on diluted earnings per share, in EUR	0.24	(0.38)	(0.16)

Basic earnings per share – adjusted, in EUR	1.87	1.25	1.22
Diluted earnings per share – adjusted, in EUR	1.86	1.25	1.22

	December 31, 2006	December 31, 2005	December 31, 2004	January 1, 2004
Shareholders’ equity – based on previous accounting principles	19,137	19,276	14,875	13,297
- change in accounting principles	(532)	(561)	(327)	(81)

Shareholders’ equity – adjusted	18,605	18,715	14,548	13,216

The change in accounting principle impacts the following financial statements lines: Insurance contracts (for the account of policyholders), Deferred tax liabilities, Policyholder claims and benefits, Net fair value and foreign exchange gains, Net gains on investments and Income tax and related items in the consolidated cash flow statement.

b. Segment reporting

AEGON’s primary format for segment reporting is by geographical area, which is consistent with the Group’s management and internal reporting structure. The following segments have been established: Americas, the Netherlands, the United Kingdom, Other countries, and Holdings and other activities.

Until January 1, 2007, AEGON’s secondary format for segment reporting was based on product characteristics, such as traditional life and fixed annuities. As of 2007, AEGON introduced a new line of business format (LOB) as secondary segment format. The new LOB reporting format more closely aligns with the way AEGON’s businesses are managed, whilst at the same time, highlights the performance of the key product groups (pensions, life insurance and investment products) and thereby provides an increased insight in the risks and returns of AEGON’s business activities.

The following lines have been established:

-	Life and protection, which includes products with mortality, morbidity and longevity risks.

-	Individual savings and retirement products, which include products with no or insignificant longevity risk, primarily fixed and variable annuity products sold by AEGON Americas.

-

Pensions and asset management, which includes both individual and group pension business and 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management services provided to third parties are included in this line.

-

Institutional products, which includes earnings from spread-based products like Guaranteed Investment Contracts (GICs) and funding agreements sold by AEGON Americas which are marketed to institutional clients such as pension funds, retirement plans, college savings plans, money market funds. This line also includes synthetic GIC products and bank- or corporate-owned life insurance (BOLI/COLI).

-	Reinsurance, which includes earnings on reinsurance business assumed from direct writers.

-	Distribution, which includes commissions earned by independent financial advisors.

-	General insurance, which includes mainly automotive insurance, liability insurance, household insurance and fire protection.

-	Other is used to report any items which cannot be directly allocated to a specific line of business.

-	Interest charges and other includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

18.2.3 Basis of consolidation

Business combinations that occurred before the adoption date of IFRS (1 January 2004) have not been restated. No operations have been identified as assets held for sale or disposal unit.

a. Subsidiaries

The consolidated financial statements include the financial statements of AEGON N.V. and its subsidiaries. Subsidiaries are entities over which AEGON has direct or indirect power to govern the financial and operating policies so as to obtain benefits from its activities (‘control’). The assessment of control is based on the substance of the relationship between the Group and the entity and, among other things, considers existing and potential voting rights that are currently exercisable and convertible.

Special purpose entities are consolidated if, in substance, the activities of the entity are conducted on behalf of the Group, the Group has the decision-power to obtain control of the entity or has delegated these powers through an autopilot, the Group can obtain the majority of the entity’s benefits or the Group retains the majority of the residual risks related to the entity or its assets.

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting principles and reporting year. Intra-group transactions, including AEGON N.V. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses are eliminated, except to the extent that the underlying asset is impaired. Minority interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the minority’s share in changes in the subsidiary’s equity.

The excess of the cost of acquisition, comprising the consideration paid to acquire the interest and the directly related costs, over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative goodwill is recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within twelve months after the acquisition date are made against goodwill. Also, goodwill is adjusted for changes in the estimated value of contingent considerations given in the business combination when they arise. Contingent consideration is discounted and the unwinding is recognized in the income statement as an interest expense.

When control is obtained in successive share purchases, each significant transaction is accounted for separately. The identifiable assets, liabilities and contingent liabilities are stated at fair value when control is obtained.

Subsidiaries are deconsolidated when control ceases to exist. Any difference between the net proceeds and the carrying amount of the subsidiary is recognized in the income statement.

Investment funds

Investment funds managed by the Group in which the Group holds an interest are consolidated in the financial statements if the Group can govern the financial and operating policies of the fund. In assessing control all interests held by the Group in the fund are considered, regardless of whether the financial risk related to the investment is borne by the Group or by the policyholders.

On consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. Where this is not the case, other participations held by third parties are presented as minority interests in equity. The assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented in the consolidated financial statements as investments for account of policyholders.

Equity instruments issued by the Group that are held by the investment funds are eliminated on consolidation. However, the elimination is reflected in equity and not in the measurement of the related financial liabilities towards policyholders or other third parties.

b. Jointly controlled entities

Joint ventures are contractual agreements whereby the Group undertakes with other parties an economic activity that is subject to joint control.

Interests in joint ventures are recognized using proportionate consolidation, combining items on a line by line basis from the date the jointly controlled interest commences. Gains and losses on transactions between the Group and the joint venture are recognized to the extent that they are attributable to the interests of other venturers, with the exception of losses that are evidence of impairment and that are recognized immediately.

The acquisition of an interest in a joint venture may result in goodwill, which is accounted for consistently with the goodwill recognized on the purchase of a subsidiary.

The use of proportionate consolidation is discontinued from the date on which the Group ceases to have joint control.

18.2.4 Foreign exchange translation

a. Translation of foreign currency transactions

A group entity prepares its financial statements in the currency of the primary environment in which it operates. Transactions in foreign currencies are translated to the functional currency using the exchange rates prevailing at the date of the transaction.

At the balance sheet date monetary assets and monetary liabilities are translated at the closing rate. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

Exchange differences on monetary items are recognized in the income statement when they arise, except when they are deferred in equity as a result of a qualifying cash flow or net investment hedge. Exchange differences on non-monetary items are recognized in equity or the income statement, consistently with other gains and losses on these items.

b. Translation of foreign currency operations

On consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at the closing rates on the balance sheet date.

The resulting exchange differences are recognized in the ‘foreign currency translation reserve’, which is part of shareholders’ equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

On transition to IFRS on January 1, 2004, the foreign currency translation reserve was reset to nil.

18.2.5 Segment reporting

As the Group’s risks and rates of return are predominantly affected by the fact that it operates in different countries, the primary basis for segment reporting is geographical segments. Geographical segments are defined based on the location of assets. Secondary segment information is reported for groups of related products – see note 18.2.2.2.b for the change in accounting principle adopted as of January 1, 2007, which has been retrospectively applied in this Report.

The Group uses operating earnings before tax in its segment reporting as an important indicator of its financial performance. Included in operating earnings are segment revenues and segment expenses. Segment revenues consists of premium income, investment income, fee and commission income, income from banking activities and other revenues. Segment expenses consist of premiums to reinsurers, policyholder claims and benefits (excluding the effect of charges to policyholders in respect of income tax), profit sharing and rebates and commissions and expenses. In addition to segment revenues, the following income items are also included in the calculation of operating earnings: reinsurance claims and benefits, fair value and foreign exchange gains and gains on investments for account of policyholders. Similarly, in addition to segment expenses, the following expense items are also included in the calculation of operating earnings: fair value and foreign exchange losses, losses on investments for account of policyholders and interest and related charges.

Operating earnings before tax excludes the effect from net gains and losses on investments, impairment charges and non-recurring income and expense items. Net gains / losses on investments includes net realized gains and losses on general account financial assets, other than those classified as at fair value through profit or loss, and net gains and losses on investments in real estate. Net gains / losses also includes fair value changes for derivatives for which no hedge accounting is applied and the economically hedged underlying assets or liabilities are not valued at fair value through profit or loss. Derivatives included in gains and losses on investments are considered economic hedges of certain exposures related to an existing asset or liability and are part of the Group’s asset liability management. Gains and losses on investments also include the ineffective portions of hedge transactions. DPAC and VOBA offsetting charges for realized gains and losses and impairments on investments are included in other income / other charges and excluded from operating earnings.

18.2.6 Offsetting of assets and liabilities

Financial assets and liabilities are offset in the balance sheet when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

18.2.7 Intangible assets

a. Goodwill

Goodwill is recognized as an intangible asset for interests in subsidiaries and joint ventures acquired after January 1, 2004 and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary or joint venture is disposed of.

b. Value of Business Acquired

When a portfolio of insurance contracts is acquired, whether directly from another insurance company or as part of a business combination, the difference between the fair value and the carrying amount of the insurance liabilities is recognized as value of business acquired (VOBA). The Group also recognizes VOBA when it acquires a portfolio of investment contracts with discretionary participation features.

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada, with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date. Any change in estimates is recorded in the income statement. For all products, VOBA is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses would have had on VOBA. The adjustment is recognized directly in shareholders’ equity. VOBA is derecognized when the related contracts are settled or disposed of.

c. Future servicing rights

On the acquisition of a portfolio of investment contracts without discretionary participation features under which AEGON will render investment management services, the present value of future servicing rights is recognized as an intangible asset. Future servicing rights can also be recognized on the sale of a loan portfolio or the acquisition of insurance agency activities.

The present value of the future servicing rights is amortized over the servicing period as the fees from services emerge and is subject to impairment testing. It is derecognized when the related contracts are settled or disposed of.

d. Other intangible assets

Other intangible assets are recognized to the extent that the assets can be identified, are controlled by the Group, are expected to provide future economic benefits and can be measured reliably. The Group does not recognize internally generated intangible assets arising from research or internally generated goodwill, brands, customer lists and similar items.

The intangible assets are carried at cost less accumulated depreciation and impairment losses. Depreciation of the asset is over its useful life as the future economic benefits emerge and is recognized in the income statement as an expense. The depreciation period and pattern are reviewed at each reporting date, with any changes recognized in the income statement.

An intangible asset is derecognized when it is disposed of or when no future economic benefits are expected from its use or disposal.

18.2.8 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use.

a. Financial assets

Financial assets are recognized on the trade date when the Group becomes a party to the contractual provisions of the instrument and are classified for accounting purposes depending on the characteristics of the instruments and the purpose for which they were purchased.

Classification

The following financial assets are measured at fair value through profit or loss: financial assets held for trading, financial assets managed on a fair value basis in accordance with the Group’s risk management and investment strategy and financial assets containing an embedded derivative that is not closely related and that cannot be reliably bifurcated. In addition, in certain instances the Group designates financial assets to this category when by doing so a potential accounting mismatch in the financial statements is eliminated or significantly reduced.

Financial assets with fixed or determinable payments that are not quoted in an active market and that the Group does not intend to sell in the near future are accounted for as loans. To the extent that the Group has the intention and ability to hold a quoted financial asset with fixed payments to the maturity date, it is classified as held-to-maturity.

All remaining non-derivative financial assets are classified as available-for-sale.

Measurement

Financial assets are initially recognized at fair value excluding interest accrued to date plus, in the case of a financial asset not at fair value through profit or loss, any directly attributable incremental transaction costs.

Loans and assets held-to-maturity are subsequently carried at amortized cost using the effective interest rate method. Financial assets at fair value through profit or loss are measured at fair value with all changes in fair value recognized in the income statement as incurred. Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized directly in shareholders’ equity. Financial assets that are designated as hedged items are measured in accordance with the requirements for hedge accounting.

Amortized cost

The amortized cost of a debt instrument is the amount at which it is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between the initial amount and the maturity amount, and minus any reduction for impairment. The effective interest rate method is a method of calculating the amortized cost and of allocating the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the debt instrument or, when appropriate, a shorter period to the net carrying amount of the instrument. When calculating the effective interest rate, all contractual terms are considered. Possible future credit losses are not taken into account. Charges and interest paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts are included in the calculation.

Fair value

The consolidated financial statements provide information on the fair value of all financial assets, including those carried at amortized cost where the values are provided in the notes to the financial statements.

The fair value of an asset is the amount for which it could be exchanged between knowledgeable, willing parties in an arm’s length transaction. For quoted financial assets for which there is an active market, the fair value is the bid price at the balance sheet date. In the absence of an active market, fair value is estimated by using present value based or other valuation techniques. Where discounting techniques are applied the discount rate is based on current market rates applicable to financial instruments with similar characteristics.

Interest accrued to date is not included in the fair value of the financial asset.

Derecognition

A financial asset is derecognized when the contractual rights to the asset’s cash flows expire, when the Group has transferred the asset and substantially all the risks and rewards of ownership, or when the Group has transferred the asset without transfer of substantially all the risks and rewards of ownership, provided the other party can sell or pledge the asset. Financial assets, in respect of which the Group has neither transferred nor retained all the risks and rewards, are recognized to the extent of the Group’s continuing involvement. If significantly all risks are retained, the assets are not derecognized.

On derecognition, the difference between the disposal proceeds and the carrying amount is recognized in the income statement as a realized gain or loss. Any cumulative unrealized gain or loss previously recognized in the revaluation reserve in shareholders’ equity is also recognized in the income statement.

Security lending and repurchase agreements

Financial assets that are lent to a third party or that are transferred subject to a repurchase agreement at a fixed price are not derecognized as the Group retains substantially all the risks and rewards of the asset. A liability is recognized for cash collateral received, on which interest is accrued.

A security that has been received under a borrowing or reverse repurchase agreement is not recognized as an asset. A receivable is recognized for any related cash collateral paid by AEGON. If the Group subsequently sells that security, a liability to repurchase the asset is recognized and measured at fair value.

Collateral

With the exception of cash collateral, assets received as collateral are not separately recognized as an asset until the financial asset they secure is foreclosed. When cash collateral is recognized, a liability is recorded for the same amount.

b. Real estate

Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use. Investments in real estate is property held to earn rentals or for capital appreciation, or both. Considering the Group’s asset liability management policies, under which both categories of property can be allocated to liabilities resulting from insurance and investment contracts, both are presented as investments.

All property is initially recognized at cost. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis over the useful life of a building. Land is not depreciated. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in shareholders’ equity and are released to retained earnings over the remaining useful life of the property.

Valuations of both investments in real estate and real estate held for own use are conducted with sufficient regularity to ensure the value correctly reflects the fair value at the balance sheet date. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties. For property held for own use, valuers may also consider the present value of the future rental income cash flows that could be achieved had the real estate been let out.

On disposal of an asset, the difference between the net proceeds received and the carrying amount is recognized in the income statement. Any remaining surplus attributable to real estate in own use in the revaluation reserve is transferred to retained earnings.

Property under construction

The Group develops property itself with the intention to hold it as investments in real estate. During the construction phase both the land and the building are presented as real estate held for own use, are held at cost, including directly attributable borrowing costs, and are not depreciated. When the construction phase is completed, the property is transferred to investments in real estate and revalued at fair value. Any resulting gain or loss is recognized in the income statement.

Maintenance costs and other subsequent expenditure

Expenditure incurred after initial recognition of the asset is capitalized to the extent that the level of future economic benefits of the asset is increased. Costs that restore or maintain the level of future economic benefits are recognized in the income statement as incurred.

18.2.9 Investments for account of policyholders

Investments held for account of policyholders consist of investments in financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated investment funds that are backing liabilities towards third parties. The accounting principles are the same as those applicable to general account investments, as described in note 18.2.8.

18.2.10 Derivatives

a. Definition

Derivatives are financial instruments of which the value changes in response to an underlying variable, that require little or no net initial investment and are settled at a future date.

Assets and liabilities may include derivative-like terms and conditions. With the exception of features embedded in contracts held at fair value through profit or loss, embedded derivatives that are not considered closely related to the host contract are bifurcated, carried at fair value and presented as derivatives. In assessing whether a derivative-like feature is closely related to the contract in which it is embedded, the Group considers the similarity of the characteristics of the embedded derivative and the host contract. Embedded derivatives that transfer significant insurance risk are accounted for as insurance contracts.

Derivatives with positive values are reported as assets and derivatives with negative values are reported as liabilities. Derivatives for which the contractual obligation can only be settled by exchanging a fixed amount of cash for a fixed amount of AEGON N.V. equity instruments are accounted for in shareholders’ equity and are therefore discussed in the notes on equity.

b. Measurement

All derivatives are recognized on the balance sheet at fair value. All changes in fair value are recognized in the income statement, unless the derivative has been designated as a hedging instrument in a cash flow hedge or a hedge of a net foreign investment.

The fair value is calculated net of the interest accrued to date and is based on market prices, when available. When market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data, when available.

c. Hedge accounting

As part of its asset liability management, the Group enters into economic hedges to limit its risk exposure. These transactions are assessed to determine whether hedge accounting can and should be applied.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to the hedged item. A hedging relationship is considered effective if the actual results of the hedge are within a ratio of 80% to 125%.

For hedge accounting purposes, a distinction is made between fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation.

Fair value hedges are hedges of a change in the fair value of an unrecognized firm commitment or an asset or liability that is not held at fair value through profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk and the resulting adjustment is recorded in the income statement.

Cash flow hedges are hedges of the exposure to variability in cash flows that is attributable to a particular risk of a forecasted transaction or a recognized asset or liability and could affect profit or loss. To the extent that the hedge is effective, the change in the fair value of the derivative is recognized in the related revaluation reserve in shareholders’ equity. Any ineffectiveness is recognized directly in the income statement. The amount recorded in shareholders’ equity is released to the income statement to coincide with the hedged transaction, except when the hedged transaction is an acquisition of a non-financial asset or liability. In this case, the amount in shareholders’ equity is included in the initial cost of the asset or liability.

Net investment hedges are hedges of currency exposures on a net investment in a foreign operation. To the extent that the hedge is effective, the change in the fair value of the hedging instrument is recognized in shareholders’ equity. Any ineffectiveness is recognized in the income statement. The amount in shareholders’ equity is released to the income statement when the foreign operation is disposed of.

Hedge accounting is discontinued prospectively for hedges that are no longer considered effective. When hedge accounting is discontinued for a fair value hedge, the derivative continues to be carried on the balance sheet with changes in its fair value recognized in the income statement. When hedge accounting is discontinued for a cash flow hedge because the cash flow is no longer expected to occur, the accumulated gain or loss in shareholders’ equity is recognized immediately in the income statement. In other situations where hedge accounting is discontinued for a cash flow hedge, including those where the derivative is sold, terminated or exercised, accumulated gains or losses in shareholders’ equity are amortized into the income statement when the income statement is impacted by the variability of the cash flow from the hedged item.

18.2.11 Investments in associates

Entities over which the Group has significant influence through power to participate in financial and operating policy decisions, but which do not meet the definition of a subsidiary or joint venture, are accounted for using the equity method. Interests held by venture capital entities, mutual funds and investment funds that qualify as an associate are accounted for as an investment held at fair value through profit or loss. Interests held by the Group in venture capital entities, mutual funds and investment funds that are managed on a fair value basis, are also accounted for as investments held at fair value through profit or loss.

Interests in associates are initially recognized at cost, which includes positive goodwill arising on acquisition. Negative goodwill is recognized in the income statement on the acquisition date. If associates are obtained in successive share purchases, each significant transaction is accounted for separately.

The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the associate and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded directly in shareholders’ equity by the associate are reflected in other reserves in shareholders’ equity, while the share in the associate’s net income is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the associate’s equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.

Gains and losses on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of AEGON N.V. that are held by the associate are not eliminated.

On disposal of an interest in an associate, the difference between the net proceeds and the carrying amount is recognized in the income statement and gains and losses previously recorded directly in shareholders’ equity are reversed and recorded through the income statement.

18.2.12 Reinsurance assets

Reinsurance contracts are contracts entered into by the Group in order to receive compensation for losses on contracts written by the Group (outgoing reinsurance). For contracts transferring sufficient insurance risk, a reinsurance asset is recognized for the expected future benefits, less expected future reinsurance premiums. Reinsurance contracts with insufficient insurance risk transfer are accounted for as investment or service contracts, depending on the nature of the agreement.

Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. They are subject to impairment testing and are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

18.2.13 Deferred expenses and rebates

a. Deferred policy acquisition costs

DPAC relates to insurance contracts and investment contracts with discretionary participation features and represents the variable costs that are related to the acquisition or renewal of these contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future returns on bond and equity instruments, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. For all products, DPAC is assessed for recoverability at least annually on a country-by-country basis and is considered in the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

When unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses would have had on its measurement. This is recognized directly in the related revaluation reserve in shareholders’ equity.

DPAC is derecognized when the related contracts are settled or disposed of.

b. Deferred transaction costs

Deferred transaction costs relate to investment contracts without discretionary participation features under which AEGON will render investment management services. Incremental costs that are directly attributable to securing these investment management contracts are recognized as an asset if they can be identified separately and measured reliably and if it is probable that they will be recovered.

For contracts involving both the origination of a financial liability and the provision of investment management services, only the transaction costs allocated to the servicing component are deferred. The other transaction costs are included in the carrying amount of the financial liability.

The deferred transaction costs are amortized in line with fee income, unless there is evidence that another method better represents the provision of services under the contract. Deferred transaction costs are subject to impairment testing at least annually.

c. Deferred interest rebates

An interest rebate is a form of profit sharing whereby the Group gives a discount on the premium payable (usually single premium) based on the expected surplus interest that will be earned on the contract. The expected surplus interest is calculated with reference to a portfolio of government bonds. The rebate can be subject to additional conditions concerning actual returns or the continuation of the policy for a specified number of years.

Interest rebates that are expected to be recovered in future periods are deferred and amortized as the surplus interest is realized. They are considered in the liability adequacy test for insurance liabilities.

18.2.14 Other assets and receivables

Other assets include trade and other receivables, prepaid expenses and fixed assets other than property. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Fixed assets are initially carried at cost, depreciated on a straight line basis over their useful life to their residual value and are subject to impairment testing.

18.2.15 Cash and cash equivalents

Cash comprises cash at banks and in-hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value and are held for the purpose of meeting short-term cash requirements. Money market investments that are held for investment purposes (backing insurance liabilities, investment liabilities or equity based on asset liability management considerations) are not included in cash and cash equivalents but are presented as investment or investment for account of policyholders.

18.2.16 Impairment of assets

An asset is impaired if the carrying amount exceeds the amount that would be recovered through its use or sale. For tangible and intangible assets, financial assets and reinsurance assets, if not held at fair value through profit or loss, the recoverable amount of the asset is estimated when there are indications that the asset may be impaired. Irrespective of the indications, goodwill and other intangible assets with an indefinitive useful life that are not amortized, are tested at least annually.

a. Impairment of non-financial assets

Assets are tested individually for impairment when there are indications that the asset may be impaired. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its net selling price. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties.

Impairment losses are charged to shareholders’ equity to the extent that they offset a previously recorded revaluation reserve relating to the same item. Any further losses are recognized directly in the income statement.

With the exception of goodwill, impairment losses are reversed when there is objective evidence that there has been a change in the estimates used to determine the asset’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the income statement to the extent that it reverses impairment losses previously recognized in the income statement. The carrying amount after reversal cannot exceed the amount that would have been recognized had no impairment taken place.

Assets that only generate cash flows in combination with other assets and liabilities are tested for impairment at the level of the cash-generating unit. When impairing a cash-generating unit, any goodwill allocated to the unit is first written-off and recognized in the income statement. The remaining impairment loss is allocated on a pro rata basis among the other assets, on condition that the resulting carrying amounts do not fall below the individual assets’ recoverable amounts. With the exception of goodwill, impairment losses on non-financial assets can be reversed.

b. Impairment of debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Individually significant loans and other receivables are first assessed separately. All non-impaired assets measured at amortized cost are then grouped by credit risk characteristics and collectively tested for impairment.

For debt instruments carried at amortized cost, the carrying amount of impaired financial assets is reduced through an allowance account. The impairment loss is calculated as the difference between the carrying and recoverable amount of the investment. The recoverable amount is determined by discounting the estimated probable future cash flows at the original effective interest rate of the asset. For variable interest debt instruments, the current effective interest rate under the contract is applied.

For debt instruments classified as available-for-sale, the asset is impaired to its fair value. Any unrealized gain or loss previously recognized in shareholders’ equity is taken to the in the income statement in the impairment loss. After impairment the interest accretion on debt instruments that are classified as available-for-sale is based on the rate of return that would be required by the market for similar rated instruments at the date of impairment.

Impairment losses recognized for debt instruments can be reversed if in subsequent periods the amount of the impairment loss decreases and that decrease can be related objectively to a credit related event occurring after the impairment was recognized. For debt instruments carried at amortized cost, the carrying amount after reversal cannot exceed its amortized cost at the reversal date.

c. Impairment of equity instruments

For equity instruments, a significant or prolonged decline in fair value below initial cost is considered objective evidence of impairment and always results in a loss being recognized in the income statement. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in shareholders’ equity is taken to the in the income statement in the impairment loss. The amount exceeding the balance of previously recognized unrealized gains or loss is recognized in the income statement.

Impairment losses on equity instruments cannot be reversed.

d. Impairment of reinsurance assets

Reinsurance assets are impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that not all amounts due under the terms of the contract will be received and the impact of the event on the amount to be received from the reinsurer can be reliably measured. Impairment losses are recognized in the income statement.

18.2.17 Equity

Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities. In addition to common shares and preferred shares, the Group has issued perpetual securities that are classified as equity, rather than as debt, as these securities have no final maturity date, repayment is at the discretion of AEGON and AEGON has the option to defer coupon payments at its discretion. These securities are measured at par and those that are denominated in US dollars are translated using historical exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the dividends have been declared and approved.

Treasury shares are own equity instruments reacquired by the Group. They are deducted from shareholders’ equity, regardless of the objective of the transaction. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the instruments. If sold, the difference between the carrying amount and the proceeds is reflected in retained earnings. The consideration paid or received is recognized directly in shareholders’ equity. All treasury shares are eliminated in the calculation of earnings per share and dividend per share.

18.2.18 Trust pass-through securities, subordinated borrowings and other borrowings

A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

Trust pass-through securities, subordinated loans and other borrowings are initially recognized at their fair value and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through the profit and loss as part of a fair value hedge relationship. The liability is derecognized when the Group’s obligation under the contract expires or is discharged or cancelled.

18.2.19 Insurance contracts

Insurance contracts are contracts under which the Group accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which he or she will be adversely affected. Contracts that do not meet this definition are accounted for as investment contracts. The Group reviews homogeneous books of contracts to assess whether the underlying contracts transfer significant insurance risk on an individual basis. This is considered the case when at least one scenario with commercial substance can be identified in which the Group has to pay significant additional benefits to the policyholder. Contracts that have been classified as insurance are not reclassified subsequently.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. The liability is derecognized when the contract expires, is discharged or is cancelled.

Insurance assets and liabilities are valued in accordance with the accounting principles that were applied by the Group prior to the transition to IFRS, as further described in the following paragraphs. In order to reflect the specific nature of the products written, subsidiaries are allowed to apply local accounting principles to the measurement of insurance contracts. All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts.

a. Life insurance contracts

Life insurance contracts are insurance contracts with guaranteed life-contingent benefits. The measurement of the liability for life insurance contracts varies depending on the nature of the product.

Some products, such as traditional life insurance products in continental Europe and products in the United States, for which account terms are fixed and guaranteed, are measured using the net premium method. The liability is determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the contract, less the discounted value of the expected theoretical premiums that would be required to meet the future cash outflows based on the valuation assumptions used. The liability is either based on current assumptions or calculated using the assumptions established at the time the contract was issued, in which case a margin for risk and adverse deviation is generally included. A separate reserve for longevity may be established and included in the measurement of the liability. Furthermore, the liability for life insurance comprises reserves for unearned premiums and unexpired risks as well as for claims outstanding, which includes an estimate of the incurred claims that have not yet been reported to the Group.

Other products with account terms that are not fixed or guaranteed are generally measured at the policyholder’s account balance. Depending on local accounting principles, the liability may include amounts for future services on contracts where the policy administration charges are higher in the initial years than in subsequent years. In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in 2.19c or, if bifurcated from the host contract, as described in 2.10.

One insurance product in the United States is carried at fair value through profit or loss as it contains an embedded derivative that could not be reliably bifurcated. The fair value of the contract is measured using market consistent valuation techniques.

b. Life insurance contracts for account of policyholders

Life insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as insurance contracts for account of policyholders.

The liability for the insurance contracts for account of policyholders is measured at the policyholder account balance. Contracts with unit-denominated payments are measured at current unit values, which reflect the fair values of the assets of the fund. If applicable, the liability representing the nominal value of the policyholder unit account is amortized over the term of the contract so that interest on actuarial funding is at an expected rate of return.

c. Embedded derivatives and participation features

Life insurance contracts typically include derivative-like terms and conditions. With the exception of policyholder options to surrender the contract at a fixed amount, contractual features that are not closely related to the insurance contract and that do not themselves meet the definition of insurance contracts are accounted for as derivatives. If the embedded derivative cannot be reliably bifurcated, the entire insurance contract is carried at fair value through profit or loss.

Other terms and conditions, such as participation features and expected lapse rates are considered when establishing the insurance liabilities. Where the Group has discretion over the amount or timing of the bonuses distributed resulting from participation features, a liability is recognized equal to the amount that is available at the balance sheet date for future distribution to policyholders.

Guaranteed minimum benefits

The Group issues life insurance contracts, which, as a rule, do not expose the Group to interest risk as the account terms are not fixed or guaranteed or because the return on the investments held is passed on to the policyholder. However, in some cases these contracts may contain guaranteed minimum benefits. An additional liability for life insurance is established for guaranteed minimum benefits that are not bifurcated. Bifurcated guaranteed minimum benefits are classified as derivatives.

In the United States the additional liability for guaranteed minimum benefits that are not bifurcated is determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

In the Netherlands, an additional liability is established for guaranteed minimum benefits that are not bifurcated on group pension plans and on traditional insurance contracts with profit sharing based on an external interest index. The guarantees are measured at fair value.

d. Shadow accounting

Shadow accounting ensures that all gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the unrealized gains and losses are recognized in the income statement or directly in equity in the revaluation reserve. In some instances, realized gains or losses on investments have a direct effect on the measurement of the insurance assets and liabilities. For example, some insurance contracts include benefits that are contractually based on the investment returns realized by the insurer. In addition, realization of gains or losses on available-for-sale investments can lead to unlocking of VOBA or DPAC and can also affect the outcome of the liability adequacy test to the extent that it considers actual future investment returns. For similar changes in unrealized gains and losses, shadow accounting is applied. If an unrealized gain or loss triggers a shadow accounting adjustment to VOBA, DPAC or the insurance liabilities, the corresponding adjustment is recognized in shareholders’ equity in the revaluation reserve, together with the unrealized gain or loss.

Some profit sharing schemes issued by the Group entitle the policyholder to a bonus which is based on the actual total return on specific assets held. To the extent that the bonus relates to gains on available-for-sale investments for which the unrealized gains are recognized in the revaluation reserve in equity, shadow accounting is applied. This means that the increase in the liability is also charged to equity to offset the unrealized gains rather than to the income statement.

e. Liability adequacy testing

At each reporting date the adequacy of the life insurance liabilities, net of VOBA and DPAC, is assessed using the existing liability adequacy test that is acceptable under local accounting principles. Additional recoverability tests for policies written in the last year may also result in loss recognition.

Life insurance contracts for account of policyholders and any related VOBA and DPAC are considered in the liability adequacy test performed on insurance contracts. To the extent that the account balances are insufficient to meet future benefits and expenses, additional liabilities are established and included in the liability for life insurance.

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows and policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels and the level of prudence applied in the test are consistent with local requirements. To the extent that the tests involve discounting of future cash flows, the interest rate applied may be prescribed by the local regulator or may be based on management’s expectation of the future return on investments.

Any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing a technical reserve for the remaining loss. In subsequent periods, the liability for a block of business that has failed the adequacy test is based on the assumptions that are established at the time of loss recognition. The assumptions do not include a margin for adverse deviation, unless required under local accounting policies. Impairment losses resulting from liability adequacy testing can only be reversed if allowed by local accounting principles.

f. Non-life insurance contracts

Non-life insurance contracts are insurance contracts where the insured event is not life-contingent. For non-life products the insurance liability generally includes reserves for unearned premiums, unexpired risk, inadequate premium levels and outstanding claims and benefits. No catastrophe or equalization reserves are included in the measurement of the liability.

The reserve for unearned premiums includes premiums received for risks that have not yet expired. Generally the reserve is released over the term of the contract and is recognized as premium income.

The liability for outstanding claims and benefits is established for claims that have not been settled and any related cash flows, such as claims handling costs. It includes claims that have been incurred but have not been reported to the Group. The liability is calculated at the reporting date using statistical methods based on empirical data and current assumptions that may include a margin for adverse deviation. Liabilities for claims subject to periodic payment are calculated using actuarial methods consistent with those applied to life insurance contracts. Discounting is applied if allowed by the local accounting principles used to measure the insurance liabilities. Discounting of liabilities is generally applied when there is a high level of certainty concerning the amount and settlement term of the cash outflows.

The adequacy of the non-life insurance liability is tested at each reporting date. Changes in expected claims that have occurred, but that have not been settled, are reflected by adjusting the liability for claims and future benefits. The reserve for unexpired risk is increased to the extent that the future claims and expenses in respect of current insurance contracts exceed the future premiums plus the current unearned premium reserve.

18.2.20 Investment contracts

Contracts issued by the Group that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to the Group are accounted for as investment contracts. Depending on whether the Group or the policyholder runs the risks associated with the investments allocated to the contract, the liabilities are classified as investment contracts or as investment contracts for account of policyholders. Investment contract liabilities are recognized when the contract is entered into and are derecognized when the contract expires, is discharged or is cancelled.

a. Investment contracts with discretionary participation features

Some investment contracts have participation features whereby the policyholder has the right to receive potentially significant additional benefits which are based on the performance of a specified pool of investment contracts, specific investments held by the Group or on the issuer’s net income. If the Group has discretion over the amount or timing of the distribution of the returns to policyholders, the investment contract liability is measured based on the accounting principles that apply to insurance contracts with similar features.

Some unitized investment contracts provide policyholders with the option to switch between funds with and without discretionary participation features. The entire contract is accounted for as an investment contract with discretionary participation features if there is evidence of actual switching resulting in discretionary participation benefits that are a significant part of the total contractual benefits.

b. Investment contracts without discretionary participation features

At inception investment contracts without discretionary features are designated as at fair value through profit or loss if by doing so a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Some investment contracts with embedded derivatives that have not been bifurcated are also carried at fair value through profit or loss. All other contracts are carried at amortized cost.

The contracts are initially recognized at transaction price less, in the case of investment contracts not carried at fair value through profit or loss, any transaction costs directly attributable to the issue of the contract. Fees and commissions incurred with the recognition of a contract held at fair value through profit or loss and that are not related to investment management services provided under the contract are recognized immediately in the income statement.

Subsequently, contracts designated as at fair value through profit or loss are measured at fair value, which generally equals the contractholder’s account value. All changes in the fair value are recognized in the income statement as incurred. Other investment contracts without discretionary participation features are carried at amortized cost based on the expected cash flows and using the effective interest rate method. The expected future cash flows are re-estimated at each reporting date and the carrying amount of the financial liability is recalculated as the present value of estimated future cash flows using the financial liability’s original effective interest rate. Any adjustment is immediately recognized in the income statement.

The consolidated financial statements provide information on the fair value of all financial liabilities, including those carried at amortized cost. As these contracts are not quoted in active markets, their value is determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. For investment contracts that can be cancelled by the policyholder, the fair value cannot be less than the surrender value.

c. Investment contracts for account of policyholders

Investment contracts for account of policyholders are investment contracts for which the actual return on investments allocated to the contract is passed on to the policyholder. Also included are participations held by third parties in consolidated investment funds that meet the definition of a financial liability.

Investment contracts for account of policyholders are designated as at fair value through profit or loss. Contracts with unit-denominated payments are measured at current unit values, which reflect the fair values of the assets of the fund.

For unit-linked contracts without discretionary participation features and subject to actuarial funding, the Group recognizes a liability at the funded amount of the units. The difference between the gross value of the units and the funded value is treated as an initial fee paid by the policyholder for future asset management services and is deferred. It is subsequently amortized over the life of the contract or a shorter period, if appropriate.

18.2.21 Provisions

A provision is recognized for present legal or constructive obligations arising from past events, when it is probable that it will result in an outflow of economic benefits and the amount can be reliably estimated.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date, considering all its inherent risks and uncertainties, as well as the time value of money. The unwinding of the effect of discounting is recorded in the income statement as an interest expense.

Onerous contracts

With the exception of insurance contracts and investment contracts with discretionary participation features for which potential future losses are already considered in establishing the liability, a provision is recognized for onerous contracts in which the unavoidable costs of meeting the resulting obligations exceed the expected future economic benefits.

18.2.22 Assets and liabilities relating to employee benefits

a. Short-term employee benefits

A liability is recognized for the undiscounted amount of short-term employee absences expected to be paid within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs.

b. Post-employment benefits

The Group has issued defined contribution plans and defined benefit plans. A plan is classified as a defined contribution plan when the Group has no further obligation than the payment of a fixed contribution. All other plans are classified as defined benefit plans.

Defined contribution plans

The contribution payable to a defined contribution plan for services provided is recognized as an expense in the income statement. An asset is recognized to the extent that the contribution paid exceeds the amount due for services provided.

Defined benefit plans

The defined benefit obligation is based on the terms and conditions of the plan applicable on the balance sheet date. Plan improvements are charged directly to the income statement, unless they are conditional on the continuation of employment. In this case the related cost is deducted from the liability as past service cost and amortized over the vesting period. In measuring the defined benefit obligation the Group uses the projected unit credit method and actuarial assumptions that represent the best estimate of future variables. The benefits are discounted using an interest rate based on the market yields for high-quality corporate bonds on the balance sheet date.

Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay the employee benefits under the plan and are not available to the Group’s creditors. They are measured at fair value and are deducted in determining the amount recognized on the balance sheet.

The cost of the plans is determined at the beginning of the year, based on the prevalent actuarial assumptions, discount rate and expected return on plan assets. Changes in assumptions, discount rate and experience adjustments are not charged to the income statement in the period in which they occur, but are deferred.

The unrecognized actuarial gains and losses are amortized in a straight line over the average remaining working life of the employees covered by the plan, to the extent that the gains or losses exceed the corridor limits. The corridor is defined as ten percent of the greater of the defined benefit obligation or the plan assets. The amortization charge is reassessed at the beginning of each year. The corridor approach described above was not applied retrospectively to periods prior to the transition to IFRS (January 1, 2004).

c. Share-based payments

The Group has issued share-based plans that entitle employees to receive equity instruments issued by the Group or cash payments based on the price of AEGON N.V. common shares. Some plans provide employees of the Group with the choice of settlement.

For share option plans that are equity-settled, the expense recognized is based on the fair value on the grant date of the share options, which does not reflect any performance conditions other than conditions linked to the price of the Group’s shares. The cost is recognized in the income statement, together with a corresponding increase in shareholders’ equity, as the services are rendered. During this period the cumulative expense recognized at the reporting date reflects management’s best estimate of the number of shares expected to vest ultimately.

Share appreciation right plans are initially recognized at fair value at the grant date, taking into account the terms and conditions on which the instruments were granted. The fair value is expensed over the period until vesting, with recognition of a corresponding liability. The liability is remeasured at each reporting date and at the date of settlement, with any changes in fair value recognized in the income statement.

Share option plans that can be settled in either shares or cash at the discretion of the employee are accounted for as a compound financial instrument, which includes a debt component and an equity component.

18.2.23 Deferred revenue liability

Initial fees and front-end loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.

18.2.24 Tax assets and liabilities

a. Current tax assets and liabilities

Tax assets and liabilities for current and prior periods are measured at the amount that is expected to be received from or paid to the taxation authorities, using the tax rates that have been enacted or substantively enacted by the reporting date.

b. Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the carrying value of an item and its tax value, with the exception of differences arising from the initial recognition of goodwill and of assets and liabilities that do not impact taxable or accounting profits. A tax asset is recognized for tax loss carryforwards to the extent that it is probable at the reporting date that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilized.

Deferred tax liabilities relating to investments in subsidiaries, associates and joint ventures are not recognized if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the difference will not be reversed in the foreseeable future.

Deferred tax assets and liabilities are reviewed at the balance sheet date and are measured at tax rates that are expected to apply when the asset is realized or the liability is settled. The carrying amount is not discounted and reflects the Group’s expectations concerning the manner of recovery or settlement.

18.2.25 Contingent assets and liabilities

Contingent assets are disclosed in the notes if the inflow of economic benefits is probable, but not virtually certain. When the inflow of economic benefits becomes virtually certain, the asset is no longer contingent and its recognition is appropriate.

A provision is recognized for present legal or constructive obligations arising from past events, when it is probable that it will result in an outflow of economic benefits and the amount can be reliably estimated. If the outflow of economic benefits is not probable, a contingent liability is disclosed, unless the possibility of an outflow of economic benefits is remote.

18.2.26 Premium income

Gross premiums, including recurring and single premiums, from life and non-life insurance and investment contracts with discretionary participation features are recognized as revenue when they become receivable. Not reflected as premium income are deposits from certain products that are sold only in the United States and Canada, such as deferred annuities. For these products the surrender charges and charges assessed have been included in gross premiums.

Premium loadings for installment payments and additional payments by the policyholder towards costs borne by the insurer are included in the gross premiums. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Depending on the applicable local accounting principles, bonuses that are used to increase the insured benefits may be recognized as gross premiums.

18.2.27 Investment income

For interest-bearing assets, interest is recognized as it accrues and is calculated using the effective interest rate method. Fees and commissions that are an integral part of the effective yield of the financial assets or liabilities are recognized as an adjustment to the effective interest rate of the instrument.

Investment income also includes dividends accrued and rental income due, as well as fees received for security lending.

18.2.28 Fee and commission income

Fees and commissions from investment management services and mutual funds, and from sales activities are recognized as revenue over the period in which the services are performed or the sales have been closed.

18.2.29 Policyholder claims and benefits

Policyholder claims and benefits consists of claims and benefits paid to policyholders, including benefit claims in excess of account value for products for which deposit accounting is applied and the change in the valuation of liabilities for insurance and investment contracts. It includes internal and external claims handling costs that are directly related to the processing and settlement of claims. Amounts receivable in respect of salvage and subrogation are also considered.

18.2.30 Net fair value and net foreign exchange gains and losses

Net fair value and net foreign exchange gains and losses include fair value changes of general account financial assets and liabilities carried at fair value through profit or loss, foreign exchange results and fair value changes of derivatives for which hedge accounting is applied, excluding the ineffective portion. It also includes fair value changes for hedging derivatives for which no hedge accounting is applied but the economically hedged underlying assets or liabilities are valued at fair value through profit or loss. Fair value and foreign exchange gains and losses are aggregated to net gains or net losses by country, per type of instrument.

18.2.31 Net gains and losses on investments

Gains and losses on investments include realized gains and losses on general account financial assets, other than those classified as at fair value through profit or loss, and gains and losses on investments in real estate. It also includes fair value changes for hedging derivatives for which no hedge accounting is applied and the economically hedged underlying assets or liabilities are not valued at fair value through profit or loss. Derivatives included in gains and losses on investments are considered economic hedges of certain exposures related to an existing asset or liability and are part of the Group’s asset liability management. Gains and losses on investments also include the ineffective portions of hedge transactions.

The gains and losses on investments are aggregated to net gains or net losses by country, per category of financial assets and, in the case of available-for-sale financial assets, per type of instrument included in the category as reported in note 18.7 of the consolidated financial statements.

18.2.32 Impairment charges

Impairment charges on investments in financial assets are disclosed in note 18.41. Other impairment charges are included in fair value and foreign exchange losses.

18.2.33 Leases

Arrangements that do not take the form of a lease but convey a right to use an asset in return for a payment are assessed at inception to determine whether they are, or contain, a lease. This involves an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset and whether the purchaser (lessee) has the right to control the use of the underlying asset.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

Payments made under operating leases, where the Group is the lessee, are charged to the income statement on a straight line basis over the period of the lease.

Where the Group is the lessor under an operating lease, the assets subject to the operating lease arrangement are presented in the balance sheet according to the nature of the asset. Income from these leases are recognized in the income statement on a straight line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished.

18.2.34 Events after the balance sheet date

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

18.3 Critical accounting estimates and judgment in applying accounting policies

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. In the event that the failure relates to unrealized gains and losses on available for sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed account term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Changes in own credit risk are not considered when determining the fair value of insurance and investment liabilities as these contractholders have precedent over other creditors in case of default. Own credit risk is considered in measuring the fair value of borrowings and other liabilities.

Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the measurement of interests held in non-quoted investments funds is based on the fair value of the underlying assets. The fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

Financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. The values for OTC derivatives are verified using observed market information, other trades in the market and dealer prices, along with management judgment.

Derivatives embedded in insurance and investment contracts

Certain bifurcated embedded derivatives in insurance and investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data or observed market performance. Correlations of market returns across underlying indices are based on actual observed market returns and relationships over a number of years preceding the valuation date. The current risk-free spot rate is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carryforwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

18.4 Management of insurance and financial risk

As an insurance company, AEGON is in the risk business and as a result is exposed to a variety of risks. Some risks, such as currency translation risk, are related to the international nature of AEGON’s business. Other risks include insurance related risks, such as changes in mortality, morbidity and lapses. However, the Group’s largest exposures are to changes in financial markets (for example interest rate, credit and equity market risks) that affect the value of the investments, liabilities related to the products sold, VOBA and deferred expenses.

This section contains a summary of the terms and conditions of the products sold and provides further background for an understanding of the business and its related risks. This is followed by an overview of the approach to risk management and highlights of specific risks to which the Group is exposed.

18.4.1 Terms and conditions of the products sold per line of business

18.4.1.1 Life and protection

Life and protection contains the product lines Life and Accident & Health.

Life

Life products are sold in the United States, Canada, the Netherlands, the United Kingdom, Hungary, Slovakia, Czech Republic, Spain, Taiwan and China.

A key risk for all countries selling life business is mortality risk. The most significant factors that could increase the overall frequency or timing of claims are epidemics, natural or man made disasters, or a general deterioration in population mortality due to lifestyle changes. Insured mortality risk can usually be reasonably predicted under normal circumstances with thorough underwriting and with a large number of insureds. The level of underwriting employed by the company depends on the materiality of the mortality risk relative to other product attributes, the size of the sum assured and the cost-benefit analysis for each product.

In addition to the mortality risk as described above, the annuity business of specifically AEGON The Netherlands and AEGON UK that are reported as part of life also carry significant longevity risk. Longevity risk arises from enhanced medical treatment and improved life circumstances, although this is not easy to predict.

The timing and extent of policyholder lapses is another risk of these products. Early policyholder lapsation before acquisition costs have been fully recovered and without sufficient commission claw back clauses can cause a loss. In some products, lapses significantly below expectations can result in more future claims than anticipated in the premium pricing and contribute to losses.

Investment of future recurring premiums and reinvestment of premiums already received at prevailing market interest rates lower than priced for are also risks. In addition, some products provide minimum interest rate guarantees, exposing AEGON to interest rate risk in a prolonged low interest rate environment. In a rapidly rising interest rate environment, the company is exposed to lapse risk, although this risk is mitigated by surrender charges in early policy years.

AEGON’s underwriting strategy is intended to ensure that the risks underwritten are well diversified in terms of type of risk and level of benefits. AEGON also uses third party reinsurers to spread mortality risk. Furthermore, AEGON’s risk policy dictates a maximum insured benefit on a country basis it will retain on any one life, reinsuring the excess.

UNITED STATES

In the United States life products consist largely of permanent life, universal life, term life and variable universal life insurance.

Permanent life

Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with implicit minimum interest rate guarantees prescribed by statutory requirements of between 4 and 5%. A customer may either withdraw the cash value, subject to withdrawal charges, or receive the benefit upon a predetermined event, such as the death of the insured.

Permanent life insurance is also known as whole life insurance in the United States. It can be participating or non-participating. Premiums are generally fixed and are payable over the life of the policy or for a limited time period. Participating policies allow the policyholder to receive policy dividends, as declared by the insurer’s board of directors. These dividends are not guaranteed and are based on the insurer’s experience for a given class of policies.

Universal life

Universal life insurance has either a flexible or single premium. The contract has a feature that allows the customer greater flexibility as to when to pay premiums and with regard to the amount of the premiums, subject to a minimum and a maximum. The interest rate at which the cash value accumulates is adjusted periodically.

Minimum interest rate guarantees exist in all generations of fixed universal life products, as they are required by non-forfeiture regulations. These are mostly at 4%, with newer products at 3%. No lapse guarantees were introduced in recent universal life products. The no lapse guarantee feature provides a policyholder the guarantee that the universal life policy will stay in force, even if the cash value becomes zero or less than zero, provided that a specified minimum premium payment is made when due or a shadow account remains positive. The guarantee period can vary from five years to the entire contract term.

Equity indexed universal life products have both interest rate guarantees of between 1 and 2% and equity index return guarantees, with a cap currently around 12%.

Term life insurance

Term life insurance provides protection for a certain period of time and allows the customer to select the duration of coverage and the amount of protection. The policy pays death benefits only if the customer dies during the specified term. Most term life policies do not accumulate a cash value. The policies can usually be renewed upon expiration and premiums normally increase upon renewal. Certain term life insurance products sold in the United States, such as mortgage insurance and credit life insurance, provide a death benefit that decreases over the term period, based on a stated method. The rate of decrease usually corresponds with the decrease in the principal balance of the loan. Some term life insurance products include a cash value feature designed to return premiums after a specified number of years.

Variable universal life

Variable universal life products in the United States are similar to universal life products, but include investment options and maintenance of investments for the account of policyholders. Some products contain minimum death benefit guarantees and the risk is that poor market performance may erode the policyholder account value to the extent that available cost of insurance charges prove inadequate. The fixed account has a minimum guaranteed interest rate of either 3% or 4% depending on the product. Newer products have a 2% guarantee. This product also contains a no lapse guarantee, which is an equity option. Under the no lapse guarantee, the contract is guaranteed to remain in force regardless of the level of underlying account value, provided the policyholder continues to meet minimum premium requirements. The value of this guarantee increases with higher cost of insurance charges and with lower minimum required premiums. This product is not sensitive to equity returns until the no lapse guarantee threshold is breached.

Other

Life products also include life insurance sold as part of defined benefit pension plans, endowment policies, post-retirement annuity products and group risk products.

CANADA

The life products sold by AEGON Canada include term life insurance, term to 100 and universal life. In addition, AEGON Canada also classifies its single premium immediate annuity product as part of its life line of business.

Term life insurance

The terms and conditions of AEGON Canada’s term life insurance product are consistent with those described above for the operations of the United States.

Term to 100

Term to 100 is a permanent life insurance product with level premiums, level coverage amounts, minimal or no cash values and no expiry age. These policies are priced as lapse supported business and approximately 90% of the lapse and mortality exposures have been reinsured with third party reinsurers.

Universal life

Universal life insurance is another form of permanent life insurance and has features similar to those described for the United States.

These products provide policyholders with a wide range of choices in determining the credited interest rate that will be applicable to the account values of their policies. Policyholder investment options include a fixed rate investment for a guaranteed interest rate for a guarantee period running between five and 25 years, a floating daily rate, a rate that is tied to the movement of various share and bond market indices, or a rate that is tied to the movement of various mutual funds. Similar to the operations in the United States, there are minimum interest rate guarantees on fixed rate investments, which vary from 0% to 4% depending on when the policy was issued, and what term of investment was chosen. There is no minimum interest rate guarantee on returns tied to market indices or to mutual funds. Policyholders can allocate their account values such that the credited interest rate for various portions is tied to different investment options. Policyholders can switch among these various options as they desire.

Single premium immediate annuities

This product is a life contingent payout annuity with guaranteed regular payments for the life of the annuitant. Some of these contracts have a minimum guaranteed payment period.

THE NETHERLANDS

The life products of AEGON The Netherlands consist largely of endowment insurance and annuity insurance.

Endowment insurance

This category includes products that accumulate a cash value and term life insurance products. Premiums are paid at inception or over the term of the contract.

The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or equal the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product.

Minimum interest guarantees exist for all generations of accumulation products written. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

There are different kinds of profit sharing arrangements. Bonuses are either paid in cash (mainly in pension business, as discussed in the following section) or used to increase the sum assured. For one common form of profit sharing, the bonus levels are set by reference to external indices that are based on predefined portfolios of Dutch government bonds. The bonds included in the portfolio have different remaining durations and interest rates and together are considered an approximation of the long-term rate of return on Dutch high quality financial investments. Another common form of profit sharing are the interest rebates, whereby policyholders receive a discount on single premium business which reflects the expectation that the actual rate of return on the contract will exceed the minimum interest guarantee used to determine the premiums and sums assured. Here too, the expected actual rate of return is based on a portfolio of Dutch government bonds.

Term and whole life insurance

Term life insurance pays out death benefits when the insured dies during the term of the contract. Whole life insurance pays out death benefits when the insured dies, regardless of the timing of this event. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted on request of the insured. In principle, term life insurance policies will not include profit sharing arrangements. Part of the portfolio of whole life insurance has profit-sharing features, which are based on external indices or return of related assets.

Annuity insurance

This category includes products in accumulation phase and in payout phase. Payout commences at a date determined in the policy and usually continues until death of the insured or the beneficiary. Premiums are paid at inception of the policy or during the accumulation phase of the policy. The contracts contain minimum guarantees of 3% or 4%.

Interest rebates are given on both single and regular premium annuity insurance and may be based on a portfolio of Dutch government bonds, although other calculation bases are also applied. There are also profit sharing schemes set by reference to external indices that are based on predefined portfolios of Dutch government bonds.

Tontine plans

Tontine plans in the Netherlands are linked endowment savings contracts with a specific bonus structure. Policyholders can choose from several AEGON funds to invest premiums paid. The main characteristic of a tontine system is that when the policyholder dies, the balance is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series to which the deceased policyholder belonged. In general, a new series starts at the beginning of each calendar year, but there are also open ended tontine plans in the portfolio. When the policyholder dies before maturity, AEGON The Netherlands pays a death benefit equal to the premiums paid accumulated at a 4% compound interest, subject to a minimum of 110% of the fund value during the first half of the contract term.

Variable unit linked products

In the Netherlands, variable unit linked products are sold. These products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is 10 years. The 10-year period may be reset at the policyholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (MER) charged to the funds is not guaranteed and can be increased at management’s discretion.

UNITED KINGDOM

The AEGON UK life business primarily comprises immediate annuity, individual protection and group protection business. The protection business provides insurance of major life events such as death, critical illness and total or permanent disability on individual or groups of lives. A menu approach offers flexibility on the level and combination of benefits that can be chosen. Premium levels for individual business are typically fixed over the term of the contract, while those for group arrangements are normally reviewed every two years.

OTHER COUNTRIES

The main guarantee in Hungary is variable crediting rates with minimum interest guarantees between 0% and 4% for universal life type products, plus 100% participation in actual interest earned. Traditional non-profit share products have 5.5% technical interest rates, but this is a declining block of business. Profit share products mainly have a 3.5% technical interest rate and 85% participation in excess interest. The average minimum interest guarantee is about 3.4%.

In Hungary, a small part of the current new business provides a minimum interest guarantee of 2%. In Poland, an insurance fund with minimum rate reset quarterly and annually is offered on unit-linked products.

In Spain, a minimum interest guarantee of between 0% and 6% applies for life products with fixed premiums. Current new business provides interest guarantees mostly between 2% and 3.4%.

The most significant guarantees in Taiwan relate to individual life products with fixed premiums. These products carry interest guarantees at various levels. The current new business provides interest guarantees mostly at 2%. The average in force guarantee rate is approximately 3.3%. Business issued in 2003 and prior also carries the Ministry of Finance Dividend that requires the insurance company to pay to the policyholder a dividend referring to industry mortality experience and the average two-year term deposit rates.

In Slovakia the current minimum interest rate on universal life products is 3%.

Universal life products in the Czech Republic have a guaranteed interest rate of 2.4%.

Accident and health insurance

Accident and health products are sold in the United States, Canada, the Netherlands, Spain, Hungary, Taiwan and China.

AEGON offers limited forms of health insurance, including disability insurance in the Netherlands, Spain and Hungary and accidental death and dismemberment insurance in the United States, but does not offer major medical coverage.

With accident and health the risk insured is morbidity. Uncertainties arise from the timing, frequency and severity of insured claims. When the premium is not guaranteed, AEGON reserves the right to raise premiums, if justified by adverse experience. A related risk is persistency, in that greater than expected persistency may increase the aggregate level of claims beyond what was anticipated in the pricing. An additional risk is investment related, in that recurring future premiums are subject to investment at future rates that may be less than those assumed when pricing the product.

UNITED STATES

AEGON USA offers accident, critical illness, cancer treatment, hospital indemnity and short-term disability policies. Some of these plans provide lump sum or specified income payments when hospitalized, disabled or diagnosed with a critical illness. Others pay scheduled benefits for specific hospital or surgical expenses and cancer treatments, hospice care and cover deductible, as well as co-payment amounts not covered by other health insurance.

Long-term care (LTC) products offered by AEGON USA provide benefits to customers who, because of their advanced age or a serious illness, require continuous care. These products protect the insured’s income and retirement savings from the costs of long-term care. Sales of long-term care insurance by AEGON USA were temporarily discontinued in 2005. The LTC Division is currently re-evaluating the LTC marketplace and intends to begin selling new LTC products in 2007.

CANADA

In Canada, AEGON offers accidental death, critical illness and out-of-the-country medical expense coverage.

THE NETHERLANDS

AEGON The Netherlands offers sick leave products that cover the sick leave payments to employees that are not covered by social security and where the employers bear the risk.

18.4.1.2 Individual savings and retirement products

The line of business Individual savings and retirement products contains the product-lines Fixed annuities, Variable annuities, Retail mutual funds and Savings products.

Fixed annuities

Fixed annuities are sold to individuals and pension funds in the United States and Canada.

UNITED STATES

Fixed annuities include both deferred annuities and immediate annuities. A fixed deferred annuity exposes AEGON to interest rate risk and lapse risk. The insurer interest rate risk can be mitigated through asset liability matching and hedging, though policyholder behavior can never be fully matched. Surrender charges in early policy years serve as a deterrent to early duration lapses. Fixed annuities sold in the United States contain a significant longevity risk created by guaranteed annuity options and may also offer waiver of account value surrender charges upon the death of the insured. Immediate annuities contain interest rate risk and also longevity risk if annuity payments are life contingent.

In the United States, AEGON sells group and individual fixed annuities and retirement plan contracts to small and medium-sized institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services which are provided by AEGON after the annuities are sold.

An immediate annuity is purchased with a single lump sum premium payment and the benefit payments generally begin within a year after the purchase. The benefit payment period can be for a fixed period, for as long as the beneficiary is alive, or a combination of the two. Immediate annuities and payout options under deferred annuities may also offer riders, which provide the owner or beneficiaries with the option to surrender the annuity to have access to the account value if needed for unexpected events.

Fixed deferred annuity contracts may be purchased on either a flexible or single premium basis. Deferred annuities are offered on a fixed interest crediting method or indexed basis. The customer can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed deferred annuities have a specified crediting rate that can be reset periodically by AEGON. Fixed deferred annuity contracts in the United States also offer discretionary crediting rates, as well as guaranteed minimum surrender values and payout options. Upon maturity of the annuity, the customer can select payout options, including a lump sum payment or income for life, as well as payment for a specified period of time. Should the customer die prior to receiving the benefits of the policy, the beneficiary receives either an accumulated cash value death benefit or an enhanced death benefit in the event there are benefit riders attached to the base contract. A discontinued multi-strategy annuity allows a customer a choice of investment strategies to allocate funds and provides a cumulative minimum guaranteed interest rate. Early withdrawal by the customer of the cash value of the annuity is subject to surrender charges.

A structured settlement is a form of an immediate annuity previously issued by AEGON USA. These contracts were typically purchased by customers as a result of a lawsuit or a claim and the customer receives special tax treatment. Rather than paying the injured party a lump sum, the payments were structured as a lifetime annuity with mortality risk, a period certain annuity, or a combination of both.

Minimum interest rate guarantees exist in all generations of deferred annuity products, as they are required by state non-forfeiture regulations. On average, minimum interest guarantees are at around 3%, with new products at 1.5%. Equity indexed annuities offer additional returns that are indexed to S&P 500, with a minimum cash value equal to a percentage of the premium increased at a minimum rate that varies, and a cap on the return. The cap is reset periodically and is currently at 7.0%.

Besides the minimum interest rate guarantee, certain fixed deferred annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders can surrender their contracts without incurring any surrender charges. The bailout provision serves as an additional insurance to the customers during the surrender charge period.

CANADA

Fixed annuity contracts in Canada have fixed rates for specified terms and contracts are sold as redeemable or non-redeemable. Most redeemable contracts are sold on the basis that a market value adjustment will apply for surrenders prior to maturity, while a small number use a fixed surrender charge. Contracts sold on a redeemable basis provide a lower rate of interest than the non-redeemable contracts. There are no minimum interest rate guarantees on these products.

Variable annuities

Variable annuities are sold to individuals and pension funds in the United States, Canada and Taiwan.

Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance with a degree of downside protection. Variable annuities allow a customer to select payout options that meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds offered by AEGON USA and other third party providers, including bond and equity funds. A fixed account may also be available on most products. In most products, the investment options are selected by a client based on the client’s preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company. These separate accounts are classified as investments for the account of policyholders. Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity, withdrawal or income benefits.

The account value of variable annuities reflects the performance of the funds. AEGON USA earns mortality and expense charges as well as various types of rider fees for providing various guarantees and benefits. This category includes segregated fund products offered by AEGON Canada. Surrender charges are generally not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically used to recoup any acquisition costs paid or to write down any remaining deferred acquisition cost.

UNITED STATES

In the United States, a guaranteed minimum withdrawal benefit is offered on some variable annuity products AEGON USA either issued or assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance can cause the guaranteed benefits to exceed the policyholder account value.

AEGON USA undertakes to address equity market risk by using hedging strategies. Variable products also contain a degree of interest rate risk and policyholder behavior risk, which are handled similarly to those in fixed annuities.

CANADA

In Canada, variable products sold are known as segregated funds. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option to lock in market gains. Certain limits and conditions for the timing and frequency of resets exist. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

Retail mutual funds

AEGON’s fee business comprises products that generate fee income by providing management, administrative or risk services related to off balance sheet assets (i.e. equity or bond funds, third party managed assets and collective investment trusts). Fee income is mainly sensitive to policyholder withdrawals and equity market decreases.

UNITED STATES

AEGON’s operations in the United States provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts and asset allocation (retirement planning) services.

The operations in the United States provide the fund manager oversight for the Transamerica/IDEX Mutual Funds, the Premier Funds, and Diversified Investors Funds Group family of mutual funds. AEGON USA selects, manages, and retains affiliated and non-affiliated managers from a variety of investment firms based on performance. The manager remains with the investment company and acts as a sub-advisor for AEGON USA’s mutual funds. AEGON USA earns investment management fees on these investment products. AEGON USA also earns direct investment management fees through affiliated managers acting as sub-advisors, which are reported in the pensions and asset management line of business.

CANADA

In Canada, fees are earned through several special service and fund management companies, by providing administrative back office services that facilitate the sale of mutual funds and segregated fund products. In addition, a national network of financial planning franchises and representatives earn fees when products of non-affiliated companies are sold. Investment management fees are also earned by providing portfolio management and investment advisory services.

OTHER COUNTRIES

AEGON Hungary provides asset management services, including pension asset management.

Saving products

Saving products are only sold by AEGON The Netherlands and include savings accounts and investment contracts. Both products generate investment-spread income for AEGON. Savings accounts retain flexibility to withdraw cash with limited restrictions. AEGON discontinued selling security lease products in early 2003. Banking products also include investment products that offer index-linked returns and generate fee income on the performance of the investments.

18.4.1.3 Pensions and asset management

Pension and asset management products are sold in the United States, the Netherlands, the United Kingdom, Hungary, Slovakia, Czech Republic, Poland, Spain, Taiwan and China.

UNITED STATES

Pensions and asset management

Pensions include individual pension business, 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management includes products and services provided to third parties.

Bundled retirement plans are sold to mid-sized and large employers. A ‘manager of managers’ investment approach is generally used specifically for the retirement plans market, which allows clients access to institutional investment managers across the major asset classes. These funds are generally available in a ‘core-and-feeder’ structure, in which the core is similar to a mutual fund and the feeder provides an institutional customer with a choice of products that are directly linked to the performance of the mutual fund, such as a registered or non-registered variable annuity, a collective investment trust (off balance sheet) or mutual funds (off balance sheet). Clients also have the flexibility to supplement institutionally managed funds with funds from retail fund families.

Terminal funding is a single premium non-participating group annuity product. This product is usually used for an insurance company takeover of a terminating defined benefit pension plan. The company receives a single deposit from the contractholder and in return guarantees the payment of benefits to participants. Usually these annuity payments are paid monthly for the life of the participant or participant and spouse, commencing immediately for retired participants or at some date in the future for deferred participants.

THE NETHERLANDS

For the majority of the company/industry pensions funds and some large companies, AEGON The Netherlands provides full service pension solutions and also administration-only services.

The full service pension products for account of policyholders are separate account group contracts with or without guarantees.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The contracts are written with and without a guarantee. The guarantee given is that the profit sharing is the minimum of the technical interest of either 3% or 4% or the realized return (on an amortized cost basis). If there is a negative profit sharing, the minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses during the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premium tariffs are fixed over this period.

Separate account guaranteed group contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON The Netherlands. Non-guaranteed separate account group contracts do provide little guarantee on the benefits. AEGON The Netherlands has the option not to renew a contract at the end of the contract period.

For most large companies and some small and medium-sized enterprises, AEGON The Netherlands provides defined benefit products for which profit sharing is based upon a pre-defined benchmark. Benefits are guaranteed. Premium tariffs are fixed over the contract period and the longevity risk lies with AEGON The Netherlands. Minimum interest guarantees are given for nominal benefits, based on 3% actuarial interest (4% on policies sold before the end of 1999).

For small and medium-sized enterprises, AEGON The Netherlands provides pensions that are defined contribution products with single and recurring premiums. Profit sharing is based on investment returns on specified funds. Premium tariffs are not fixed over the contract period. Minimum interest guarantees are given for nominal benefits, based on 0% or 3% actuarial interest (4% on policies sold before the end of 1999).

UNITED KINGDOM

The main pension products currently sold in the United Kingdom are:

•	Unit-linked pensions, for individuals or groups of lives, through regular and/or single premium contributions and

•	Unit-linked single premium savings contracts (bonds) outside the pensions environment.

A wide variety of different internal and external fund choices is available. This includes internal funds offering smoothing of returns with discretionary participation features, but without investment guarantees.

Included in for account of policyholder assets and liabilities are the invested assets and the insurance and investment contract liabilities of AEGON UK’s with profit funds. The assets and liabilities are equal as any excess of assets over liabilities in respect of guaranteed benefits and constructive obligations are classified as an insurance or investment contract liability. The Scottish Equitable with profit fund is a 100:0 fund, where all benefits are held for participating policyholders. The Guardian Assurance plc with profit fund is a 90:10 fund where there is a 10% profit participation by AEGON UK in surpluses distributed to policyholders. For the Guardian fund, profit for AEGON UK emerges based on bonuses declared.

The operation of with profit funds is complex. What is set out below is a brief summary of our overall approach.

Guarantees

All AEGON UK contracts with investment guarantees have been written in ‘policyholder-owned’ funds (called with profit funds) that contain assets which, as yet, have not been distributed to individual policyholders. These ‘free assets’ help meet the cost of guarantees and provide a buffer to deal with adverse events; an exposure for AEGON UK only arises once these have been exhausted and, as also outlined later, AEGON believes this exposure to be low.

Scottish Equitable and Guardian Assurance used to sell guaranteed annuity products in the United Kingdom. Certain policies also have a guaranteed minimum rate of return or guaranteed death or other benefits. Any guaranteed rates of return only apply if the policy is kept in force to the dates specified, or on the events described, in the policy conditions. The costs of all guarantees are borne by the with profits funds and therefore impact the payouts to with profits policyholders. AEGON UK’s main with profits classes are summarized at a very high level in the following sections.

Scottish Equitable plc

As part of its demutualization process before being acquired by AEGON N.V., on December 31, 1993 the business and assets of Scottish Equitable Life Assurance Society were transferred to Scottish Equitable plc. AEGON UK has no financial interest in Scottish Equitable plc’s with profits fund, apart from routine yearly fund management charges, costs and expenses that it takes on the basis agreed at the time of demutualization.

Guaranteed rates of return on with profits policies are typically in the range of 0% to 5.5% per year, with the highest rates closed to new premiums in 1999 and all funds closed to new business with investment guarantees from October 2002, except for a low level of increments.

Under a number of contracts written mainly in the 1970s and 1980s, Scottish Equitable also offered minimum pension guarantees (including guaranteed annuity options). As longevity has improved and interest rates have fallen over time, these minimum guarantees are now often valuable.

Guardian Assurance plc

The AEGON UK interest in Guardian Assurance plc’s with profit fund is 10% of profits in the fund, with the remaining 90% going to with profits policyholders. In 1998, prior to acquisition by AEGON UK, the with profit fund was restructured and became closed to new business, except for a low level of increments.

Guaranteed returns on policies without guaranteed cash options or annuity payments are typically 0% to 3.5% per year. Those on policies with guaranteed cash options or annuity payments depend on the value of the options at retirement. Currently, the guaranteed annuities are in the money.

Management of the with profit funds

It has been AEGON UK’s practice for each of the with profits funds to have an investment strategy that reflects the nature of the underlying guarantees. Funds can invest in a variety of different asset types; the main categories are United Kingdom and overseas equities, United Kingdom fixed interest securities, property and cash. Each with profits fund has a target range for the percentage of its assets that are invested in a combination of equities and property; the ranges may be varied. Within the target ranges, there is a policy of holding an appropriate mix of asset classes to reduce risk.

The investment performance of the with profits funds is distributed to policyholders through a system of bonuses which depend on:

•	The guarantees under the policy, including previous annual bonus additions.

•

The investment returns on the underlying assets, with an allowance for smoothing to reduce volatility. Although smoothing means that investment profits are spread from one year to the next, the aim is to pay out all of the investment profits earned by the fund over the long-term. On early withdrawal there are other measures to ensure that a fair share of total fund growth has been received. Indeed, a market value reduction may be applied under certain funds when, for cohorts of similar contracts, the face value of the benefits is greater than the value of the underlying assets. Policy conditions may state specific points at which a market value reduction will not apply.

As mentioned above, the ‘free assets’ (i.e. assets which, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. An exposure for AEGON UK only arises once ‘free assets’ have been exhausted; this has been assessed by AEGON UK to be immaterial through extending the risk based capital approach now required for solvency reporting to the regulator in the United Kingdom.

As all of AEGON UK’s with profit funds are closed to new business with investment guarantees, the process has begun of gradually distributing free assets to with profits policyholders through the bonus system outlined earlier. Part of the management of this process involves trying to ensure that any surpluses in the with profit fund from other (historic) business lines can be distributed to existing with profit policyholders at a suitable rate. In particular, Guardian Assurance plc has reinsured blocks of immediate annuity business to another part of AEGON UK on terms reflective of prevailing market rates; this helps avoid a tontine effect building up in the fund, as the number of with profit policyholders decline.

18.4.1.4 Institutional products

This line of business primarily includes Guaranteed investment contracts (GICs), Funding agreements (FAs), notes, synthetic GICs and Bank- or corporate-owned life insurance (BOLI/COLI).

Issuances of GICs, FAs and notes are marketed to institutional investors, such as pension funds, retirement plans, college savings plans, money market funds, municipalities, United States investors and non-US investors. GICs are generally issued to tax qualified plans, while FAs and notes are typically issued to non-tax qualified institutional investors. These products are marketed through an internal sales force in the United States and Ireland.

These spread-based products are issued on a fixed-rate or floating-rate basis and provide the customer a guarantee of principal and a specified rate of return. Practically all of the fixed-rate contracts are swapped to floating-rate via swap agreements and contracts issued in foreign currencies are swapped to US dollars to eliminate currency risk at issuance. Credited interest on floating-rate contracts predominately resets on a monthly basis to various market indices. The term of the contract can be fixed, generally from six months up to ten years, or it can have an indefinite maturity. Market-indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk on market-indexed contracts and effectively convert such contracts to a floating-rate. Indeterminate-maturity contracts allow the customer to withdraw funds without a withdrawal penalty by providing the customer with a put option whereby the contract may be terminated with advance written notice. Historically, this advance notice period would range from three to twelve months: however, a recent decision was made to eliminate practically all contracts with advance notice periods prior to twelve months. Other contracts offer benefit-responsive withdrawal rights to the customer, but these withdrawals cannot be for economic reasons. The account balances at December 31, 2006 consisted of fixed-rate, fixed-maturity contracts (48%); floating-rate, fixed-maturity contracts (35%); indeterminate-maturity contracts (16%); and market-indexed, fixed-maturity contracts (1%).

AEGON utilizes consolidated special purpose entities to issue medium-term notes that are backed by funding agreements. The proceeds of each note series are used to purchase a FA from an AEGON insurance company, which is used to secure that particular series of notes. The payment terms of any particular series substantially match the payment terms of the FA that secures that series. AEGON also sells fixed-rate AAA-wrapped municipal debt securities to consolidated special purpose entities, which issue floating-rate notes. AEGON receives residual income from these entities and provides certain guarantees to the noteholders in the event of early termination. These are reflected in “FAs and notes issued to institutional investors” in the table that follows.

In addition, AEGON utilizes consolidated special purpose entities to issue commercial paper, that is backed by the issuance of certain FAs. These are reflected in “Other FAs” in the table that follows.

AEGON Global Institutional Markets plc (AGIM) is domiciled in Ireland for the purpose of issuing medium term notes to non-US investors and investing in a diversified portfolio of eligible assets with the proceeds of the issued notes. AEGON Financial Assurance Ireland limited (AFA), another AEGON Ireland entity, provides a financial guarantee for the medium term notes issued by AGIM.

Major product components are summarized in the following table. The balances reflected are equal to the contract values.

	2006	2005
Institutional guaranteed product liabilities:
GICs issued to defined contribution/benefit plans	2,743	3,203
FAs and notes issued to institutional investors	10,207	9,492
Cash market funding agreements	4,350	5,733
Municipal/governmental FAs/investment contracts	4,218	4,673
Other FAs	3,013	3,247

Total Institutional guaranteed products	24,531	26,348

The following table presents Institutional guaranteed product liabilities by withdrawal regulation:

	2006	2005
Book value out [1]
Puttable:
90 days put	49	1,348
180 days put	—	681
364 days + put	3,183	3,331

Total puttable	3,232	5,360

Market value out [2]
90 days notice	110	326
180 days notice	—	—

Total market value out	110	326

Not puttable or surrenderable	21,189	20,662

Total Institutional guaranteed products	24,531	26,348

[1]	Book value out: the amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate
[2]	Market value out: the amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

The municipal/governmental Funding agreements generally include downgrade language pursuant to which, should various downgrade events be triggered, one of the following four decisions must be followed at our option:

•	Transfer contract to a higher-rated party;

•	Purchase a credit enhancement;

•	Collateralize the underlying position; or

•	Pay the contract out at book value.

These options are negotiated with the customer at contract issuance, but AEGON unilaterally retains the ultimate decision-making capability in the event of a downgrade. Available collateral is monitored to ensure AEGON would be able to utilize this option at its discretion.

As at December 31, 2006, the contractual maturities (based on nominal amounts) for all contracts with defined maturities were:

•	2007 – EUR 5,506 million;

•	2008 – EUR 2,892 million;

•	2009 – EUR 4,103 million;

•	2010 – EUR 2,105 million;

•	2011 – EUR 1,906 million and

•	Thereafter – EUR 3,961 million.

Synthetic GICs are sold in the United States primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans, as well as college savings plans. AEGON provides a synthetic GIC ‘wrapper’ around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager. A synthetic GIC is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract crediting rate is the means by which investment and benefit responsive experience is passed through to participants.

BOLI/COLI is sold to corporations as a method of funding employee benefit liabilities. The corporation insures key employees and is the owner and beneficiary of the policies.

18.4.1.5 Reinsurance

AEGON USA provides an array of life and annuity reinsurance solutions in the United States, Asia, and Latin America.

The core life reinsurance offering, mortality risk transfer, is sold primarily through coinsurance, as well as yearly renewable term arrangements. Under a coinsurance arrangement, reinsurance is ceded and assumed in the same form as the direct policy and the reinsurer shares proportionately in the product risks, including mortality, morbidity, persistency, investment, and capital requirements. Yearly renewable term reinsurance has premium rates that are not related to the original plan of insurance and the ceding company only reinsures the mortality or morbidity risk.

AEGON USA also assumes fixed annuity business on a coinsurance basis. Under a coinsurance arrangement, reinsurance is ceded in the same form as the direct policy and the client company typically pays the reinsurer premiums equal to its share of the premiums that the client company receives on the underlying policies. The reinsurer will pay the client death or surrender benefits upon death or surrender of the policyholder and will reimburse the client specific allowances which cover its share of expenses.

AEGON USA also reinsures fixed and variable annuity business on a modified coinsurance basis. Like coinsurance, modified coinsurance is ceded and assumed in the same form as the direct policy however, the reserves and assets backing the transaction remain with the ceding company in its accounts. AEGON USA typically finances variable annuity acquisition costs in exchange for a fixed fee reinsurance premium that is based upon the account value. Lapse risk is a significant risk assumed by the reinsurer.

AEGON USA assumes certain guaranteed minimum withdrawal, death and income benefits associated with variable annuity policies in exchange for a fee typically expressed as a fixed percentage of the account value. AEGON USA pays a portion of the guaranteed benefits that cannot be funded from the underlying policyholder’s account value.

18.4.1.6 Distribution

Distribution activities take place in the Netherlands and the United Kingdom.

THE NETHERLANDS

AEGON The Netherlands offers financial advice and is involved in intercession activities in real estate. The financial advice activities include selling insurance, pensions, mortgages, financing, savings and investment products. The intercession activities in real estate comprise brokerage activities of residential as well as commercial real estate and real estate management business.

UNITED KINGDOM

AEGON UK has invested in a number of independent advisors in the United Kingdom. The independent advisors deliver advice relating to financial needs to a range of customers (both individuals and companies). AEGON UK also provides asset management services.

18.4.1.7 General insurance

General insurance is sold in the Netherlands and Hungary. AEGON sold its general insurance business in Spain with effect from January 1, 2005.

AEGON offers limited forms of general insurance, such as automobile insurance, liability insurance, household insurance and fire protection.

18.4.2 Approach to risk management

The Group manages risk at the local level where business is transacted, based on principles and policies established at the group level. AEGON’s integrated approach to risk management involves common measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position. In addition, this integrated framework facilitates the sharing of best practices and the latest research on methodologies. The risk management functions are applied locally with corporate oversight and are tied to the speed of business, while remaining independent of the business activity providing oversight and peer review.

To manage its risk exposure, AEGON employs risk management programs, including asset liability management processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but also for AEGON. Derivative and reinsurance usage by the company is governed by derivative and reinsurance usage policies. These policies establish the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, these policies stipulate necessary mitigation of credit risk created through these risk management tools of derivatives and reinsurance. For derivatives, credit risk is often mitigated by requirements to post collateral via credit support annex agreements. For reinsurance, credit risk is often mitigated through funds withheld treaties (when AEGON owns the assets) or through assets held in trust for the benefit of AEGON (in the event of reinsurer insolvency).

As part of these risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholders’ equity to stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated if necessary.

a. Currency exchange rate risk

As an international group, AEGON is subject to currency risk. Also, currency risk exists for any policy denominated in currencies other than the policy’s local currency. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euro. The remainder of the capital base (perpetual capital securities, perpetual cumulative subordinated bonds, subordinated and senior debt) is held in, or swapped to, the various currencies in amounts that are targeted to correspond proportionally to the book value of its country units. This balancing mitigates currency translation impacts to equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles. In the Netherlands, the majority of AEGON’s equity holdings are invested in an internationally diversified portfolio rather than solely in euro denominated equities.

AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

b. Interest rate risk

AEGON bears interest rate risk with many of its products. In cases where cash flows are highly predictable, investing in assets that closely match the liabilities can mitigate this risk. For some of the businesses capital markets are not well developed which prevents the complete matching of assets and liabilities for those businesses. For some products, cash flows are less predictable as a result of policyholder actions that can be affected by the level of interest rates.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates; this may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net income.

During periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed-income investments likely will have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Also, in a period of low interest rates, AEGON may not be able to reduce crediting rates on policies and still preserve margins as a result of minimum guaranteed crediting rates provided on policies. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves and returns on the investment portfolio.

If interest rates rise, there may be unrealized losses on some of our assets that will be recorded as negative income under IFRS. This is inconsistent with the IFRS accounting on much of the company’s liabilities where corresponding unrealized gains when interest rates rise do not affect income in the shorter term. Over time, the short-term reduction in income due to rising interest rates would be offset by higher income in later years all else equal. Therefore, rising interest rates are not considered a long-term risk to the company.

The general account fixed-income portfolios of AEGON Americas and AEGON The Netherlands accounted for 93% of the total general account fixed-income portfolio of the Group on December 31, 2006. AEGON USA and AEGON The Netherlands manage their duration mismatch on the basis of their expectations for the future level of interest rates within limits. Presently, other AEGON country units target the duration of their assets to equal approximately the duration of their liabilities where possible. In addition to point in time duration measurement, deterministic and stochastic scenarios are used to measure and manage interest rate risk. In these models, policyholder behavior changes are anticipated. These models are used by all country units and aggregated at group level.

The table that follows shows each of the last five year end interest rates for the period from 2002 through 2006.

	2002	2003	2004	2005	2006
3-month US LIBOR	1.38%	1.15%	2.56%	4.54%	5.36%
3-month EURIBOR	2.87%	2.12%	2.16%	2.49%	3.73%
10-year US Treasury	3.82%	4.25%	4.22%	4.39%	4.70%
10-year Dutch government	4.24%	4.29%	3.68%	3.29%	3.97%

The tables that follow show the effective interest rates and the earliest of contractual repricing or maturity dates for general account financial assets and borrowings.

General account bonds, money market investments, mortgage loans and private loans – 2006

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Bonds, money market and other short-term investments	9,472	5.40%	29,033	5.43%	28,176	5.52%	35,298	5.90%
Mortgage loans	2,023	5.69%	3,843	5.96%	5,650	5.79%	4,655	6.09%
Private loans	60	5.79%	98	5.89%	123	5.04%	26	6.28%

General account bonds, money market investments, mortgage loans and private loans – 2005
	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Bonds, money market and other short-term investments	7,992	6.03%	30,895	4.92%	37,680	5.42%	34,581	5.85%
Mortgage loans	2,840	4.86%	4,118	6.02%	5,508	5.94%	4,765	6.35%
Private loans	240	4.35%	176	5.96%	171	5.08%	22	5.71%

Financial liabilities relating to trust –pass-through securities and borrowings – 2006
	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Trust - pass-through securities	—	—	—	—	—	—	123	7.64%
Subordinated borrowings	—	—	34	6.51%	—	—	—	—
Borrowings	935	4.30%	1,397	6.17%	1,173	5.12%	1,486	5.89%

Financial liabilities relating to trust –pass-through securities and borrowings – 2005
	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Trust - pass-through securities	—	—	—	—	—	—	437	7.67%
Subordinated borrowings	251	8.02%	33	6.51%	—	—	—	—
Borrowings	1,357	6.61%	1,689	6.11%	1,549	5.53%	937	6.27%

The tables that follow show the expected cash flows for insurance and investment contracts.

Financial liabilities relating to insurance and investment contracts 2006

	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount
Insurance contracts [1]	7,698	21,901	16,943	110,137
Insurance contracts for account of policyholders [1]	5,169	21,504	19,833	74,481
Investment contracts [2]	12,528	16,211	5,908	9,750
Investment contracts for account of policyholders [1] [2]	4,214	19,290	21,940	83,098

[1]

The projected cash benefit payments are based on managements’ best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in our consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.19, 18.20 and 18.22. More details on the products, terms and conditions are included in note 18.4.1.

[2]

The cash flows included in the table are consistent with those included in the fair value measurement of the liabilities. More details on the products, and terms and conditions are included in notes 18.4.1 and 18.22.

c. Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (bonds, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Credit default rates have been benign in 2005 and 2006. However, a return to excessive defaults or other reductions in the value of these securities and loans could have a material adverse effect on AEGON’s business, results of operations and financial condition. AEGON manages credit risk exposure by individual counterparty, sector and asset class. It may mitigate credit risk in derivative contracts by entering in collateral agreements where practical and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. The credit risk associated with financial assets subject to a master netting arrangement, is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized. The extent to which the exposure to credit risk is reduced through a master netting agreement may change substantially within a short period of time, because the exposure is affected by each transaction subject to the arrangement. AEGON may also mitigate credit risk in reinsurance contracts where possible by retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, AEGON employs deterministic and stochastic credit risk modeling in order to assess the Group’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios.

The ratings distribution of general account portfolios of AEGON’s major country units are presented in the table that follows, organized by rating category.

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2006	Total [1] 2005
AAA	17,022	1,464	160	273	18,923	18,598
AA	8,424	921	887	502	10,734	9,242
A	19,088	1,849	2,478	946	24,361	29,327
BBB	16,630	633	680	83	18,025	20,102
BB	1,836	155	—	11	2,003	2,244
B	1,522	161	5	2	1,691	1,609
CCC or lower	318	17	—	—	335	341
Sovereign exposure	6,035	9,611	359	2,220	18,242	20,501
Assets not rated	30,213	13,391	262	295	44,462	47,348

	101,088	28,202	4,831	4,332	138,776	149,312

[1]	Includes investments of Holding and other activities

The following table shows the credit quality of general account reinsurance assets specifically.

	Carrying value 2006	Carrying value 2005
AAA	7	1,141
AA	1,865	1,297
A	1,057	378
Below A	28	122
Not rated	734	867

	3,691	3,805

The table that follows shows the Group’s maximum credit exposure from investments in general account financial assets, as well as general account derivatives and reinsurance assets and off balance sheet exposures.

	Exposure 2006	Exposure 2005
On balance sheet general account exposures
Shares	7,745	7,896
Bonds	97,554	107,947
Money market and other short-term investments	4,425	3,201
Mortgage loans	16,171	17,231
Private loans	307	609
Other loans	4,127	3,945
Other financial assets	3,246	2,823
Derivatives with positive values	1,510	1,855
Reinsurance assets	3,691	3,805

	138,776	149,312

Refer to note 18.49 and note 18.50 for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

Country units apply specific guidelines for the acceptable levels of credit risk. AEGON monitors its aggregate exposure to credit counterparties at group level. For this purpose, AEGON aggregates exposures from its country units to assess overall credit risk. To manage its credit risk, AEGON has a single credit counterparty limit policy to be applied to all forms of credit risk. All forms of credit risk are required to be aggregated by counterparty and measured for compliance against country unit credit limits and group wide credit limits. The group wide limits are shown in the table that follows.

AEGON group wide counterparty exposure limits in EUR million 1:

Credit Rating	Limit
AAA	1,000
AA	1,000
A	750
BBB	500
BB	250
B	125

[1]	The fixed-income issuer rating is used when applying the credit counterparty limit exposure policy.

If an exposure exceeds the stated limit as a result of a downgrade, the exposure must be readjusted to the limit for that rating category as soon as possible. The limits vary with the asset quality of the security as can be seen in the above table. Exceptions to these limits can only be made after explicit approval from AEGON’s Group Risk and Capital Committee.

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations - shares

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2006	Total [1] 2005
Communication	56	55	—	12	122	83
Consumer cyclical	94	105	—	2	201	158
Consumer non-cyclical	29	407	—	—	436	431
Financials	1,042	1,792	2	5	2,821	2,700
Funds	681	1,337	71	21	2,110	2,200
Industries	20	465	—	5	490	706
Resources	—	287	—	—	287	261
Services cyclical	—	242	—	—	242	499
Services non-cyclical	—	374	—	—	374	165
Technology	81	215	—	—	296	302
Transport	2	38	—	—	40	5
Other	130	134	—	61	325	386

	2,135	5,451	73	106	7,745	7,896

[1]	Includes investments of Holding and other activities

Credit risk concentrations – bonds and money market investments

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2006	Total [1] 2005
Asset backed securities (ABSs) - Aircraft	195	—	—	—	195	303
ABSs – Collateralized Bond Obligations (CBOs)	926	—	—	31	957	1,197
ABSs – Housing related	3,314	14	—	13	3,341	3,808
ABSs – Credit cards	2,557	—	—	—	2,557	2,995
ABSs – Other	3,027	—	—	42	3,068	2,921
Collateralized mortgage backed securities	9,992	889	12	58	10,951	10,069
Financial	20,870	2,769	2,527	782	26,951	27,233
Industrial	26,082	1,232	1,283	431	29,030	34,152
Utility	6,013	306	154	194	6,667	7,887
Sovereign exposure	6,006	9,601	359	2,277	18,262	20,583

	78,982	14,811	4,335	3,828	101,979	111,148

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages

	Americas	The Netherlands	United Kingdom	Other countries	Total 2006	Total 2005
Agricultural	444	39	—	—	483	477
Apartment	2,004	434	—	—	2,438	2,734
Industrial	2,349	—	—	—	2,349	2,443
Office	4,076	29	—	—	4,105	4,520
Retail	2,348	2	—	2	2,352	2,606
Other commercial	487	18	—	2	507	575
Residential	107	3,830	—	—	3,937	3,876

	11,815	4,352	—	4	16,171	17,231

d. Equity market and other investment risks

Fluctuations in the equity, real estate and capital markets have adversely affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Significant terrorist actions, as well as general economic conditions, have led to and may again result in significant decreases in the value of AEGON’s equity investments.

Equity market exposure is present in equity-linked products whereby policyholder funds are invested in equities at the discretion of the policyholder; here most of the risk remains with the policyholder. Examples of these products include variable annuities, variable universal life, unit-linked products and mutual funds. AEGON typically earns a fee on the asset balance in these products and therefore has a risk related to the investment performance. In addition, some of this business has minimum return or accumulation guarantees, which are often life contingent or contingent upon policyholder persistency. AEGON is at risk if equity market returns do not exceed these guarantee levels and the company may need to set up additional reserves to fund these future guaranteed benefits. AEGON is also at risk if returns are not sufficient to allow amortization of DPAC and deferred transaction costs. It is possible under certain circumstances that AEGON would need to accelerate amortization of DPAC and deferred transaction costs and to establish additional reserves for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatile or poor market conditions may also significantly reduce the popularity of some of AEGON’s savings and investment products, which could lead to lower sales and lower net income.

The general account equity, real estate and other non-fixed-income portfolio of AEGON USA and AEGON The Netherlands accounted for 99% of the total general account equity, real estate and other non-fixed-income portfolio of the Group at December 31, 2006. Of AEGON’s country units, AEGON The Netherlands holds the largest amount of equities, both in absolute terms and expressed as a percentage of total general account investments. The largest part of the equity portfolio of AEGON The Netherlands consists of a diversified portfolio of global equities and 5% equity holdings in Dutch companies, which include non-redeemable preferred shares.

The table that follows sets forth the year end closing levels of certain major indices.

Year-end	2002	2003	2004	2005	2006
S&P 500	880	1,112	1,212	1,248	1,418
Nasdaq	1,336	2,003	2,175	2,205	2,415
FTSE 100	3,940	4,477	4,814	5,619	6,221
AEX	323	338	348	437	495

AEGON’s shareholders’ equity is directly exposed to, among other things, movements in the equity and real estate markets and to movements in interest rates. In addition, net income is sensitive to the fees earned on equity investments held for the account of policyholders as well as the amortization of DPAC and deferred transaction costs and provisioning for minimum product guarantees.

e. Underwriting risk

AEGON’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a trend, AEGON may be required to increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability. This could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Sources of underwriting risk include policy lapses and policy claims such as mortality, morbidity and expenses. In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, AEGON sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases such as annuity products. AEGON is also at risk if expenses are higher than assumed by management.

AEGON monitors and manages its underwriting risk by underwriting risk type. Attribution analysis is performed on earnings and reserve movements in order to understand the source of any material variation in actual results from what was expected. AEGON’s units also perform experience studies for underwriting risk assumptions, comparing AEGON’s experience to industry experience as well as combining AEGON’s experience and industry experience based on the depth of the history of each source to AEGON’s underwriting assumptions. Where policy charges are flexible in products, AEGON uses these analyses as the basis for modifying these charges, with a view to maintain a balance between policyholder and shareholder interests. AEGON also has the ability to reduce expense levels over time, thus mitigating unfavorable expense variation.

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows 1, 2.

2006 Estimated approximate effects on net income/equity
20% increase in lapse rates	(44)
20% decrease in lapse rates	44
10% increase in mortality rates	(88)
10% decrease in mortality rates	88
10% increase in morbidity rates	(61)
10% decrease in morbidity rates	61

[1]

Basic assumptions: no correlation between markets and risks, unchanged conditions for all other assets and liabilities and limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decrease.

[2]	The mortality sensitivities assume that mortality increases or decreases for all products regardless of whether one product produces a gain or loss on the directional change.

18.5 Segment information

Income statement – Operating Earnings - 2006

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Life and protection	920	316	20	27	—	—	1,283
Individual savings and retirement products	598	35	—	(2)	—	—	631
Pensions and asset management	111	720	211	(17)	—	—	1,025
Institutional products	382	—	—	—	—	—	382
Reinsurance	163	—	—	—	—	—	163
Distribution	—	18	(6)	—	—	—	12
General insurance	—	26	—	29		—	55
Interest charges and other	—	—	—	—	(238)	(4)	(242)
Share in net results of associates	—	7	1	24	—	—	32

Operating earnings before tax	2,174	1,122	226	61	(238)	(4)	3,341
Gains/(losses) on investments	(22)	513	16	20	42	—	569
Impairment charges	(115)	(27)	(1)	—	—	—	(143)
Impairment reversals	103	15	—	—	—	—	118
Other non-operating income/(charges)	—	—	90	—	—	(4)	86

Income before tax	2,140	1,623	331	81	(196)	(8)	3,971
Income tax	(587)	(203)	(99)	(45)	132	—	(802)

Income after tax	1,553	1,420	232	36	(64)	(8)	3,169
Attributable to minority interest	—	—	—	—	—	—	—

Net income attributable to equity holders of AEGON N.V.	1,553	1,420	232	36	(64)	(8)	3,169

Income statement – Operating Earnings - 2005

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Life and protection	845	21	2	27	—	—	895
Individual savings and retirement products	461	15	—	(4)	—	—	472
Pensions and asset management	115	(568)	200	2	—	—	(251)
Institutional products	373	—	—	—	—	—	373
Reinsurance	105	—	—	—	—	—	105
Distribution	—	5	(40)	—	—	—	(35)
General insurance	—	30	—	25	—	—	55
Other	—	—	—	(6)	—		(6)
Interest charges and other	—	—	—	—	(260)	(20)	(280)
Share in net results of associates	—	4	—	16	—	—	20

Operating earnings before tax	1,899	(493)	162	60	(260)	(20)	1,348
Gains/(losses) on investments	240	985	9	12	(89)	—	1,157
Impairment charges	(100)	(44)	(3)	—	—	—	(147)
Impairment reversals	142	19	—	—	—	—	161
Other non-operating income/(charges)	—	—	104	176	(3)	—	277

Income before tax	2,181	467	272	248	(352)	(20)	2,796
Income tax	(566)	(38)	(128)	(37)	118	—	(651)

Income after tax	1,615	429	144	211	(234)	(20)	2,145
Attributable to minority interest	2	—	—	—	—	—	2

Net income attributable to equity holders of AEGON N.V.	1,617	429	144	211	(234)	(20)	2,147
Income statement – Operating Earnings - 2004

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Life and protection	849	29	2	38	—	—	918
Individual savings and retirement products	353	24	—	1	—	—	378
Pension and asset management	80	(258)	158	4	—	—	(16)
Institutional products	436	—	—	—	—	—	436
Reinsurance	(89)	—	—	—	—	—	(89)
Distribution	—	13	1	—	—	—	14
General insurance	—	34	—	70	—	—	104
Other	—	—	—	—	—	—	—
Interest charges and other	—	—	—	—	(328)	1	(327)
Share in net results of associates	3	13	—	9	—	—	25

Operating earnings before tax	1,632	(145)	161	122	(328)	1	1,443
Gains/(losses) on investments	225	907	4	15	52	—	1,203
Impairment charges	(237)	(19)	(3)	(2)	—	—	(261)
Impairment reversals	78	—	—	—	—	—	78
Other non-operating income/(charges)	—	—	58	—	(80)	—	(22)

Income before tax	1,698	743	220	135	(356)	1	2,441
Income tax	(353)	(69)	(99)	(34)	126	—	(429)

Income after tax	1,345	674	121	101	(230)	1	2,012
Attributable to minority interest	(2)	—	—	—	—	—	(2)

Net income attributable to equity holders of AEGON N.V.	1,343	674	121	101	(230)	1	2,010

Income statement – Segment revenues - 2006

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Life and protection	7,552	2,335	1,836	2,074	—	—	13,797
Individual savings and retirement products	2,872	230	—	8	—	—	3,110
Pensions and asset management	996	2,767	9,872	25	—	—	13,660
Institutional products	3,234	—	—	—	—	—	3,234
Reinsurance	1,725	—	—	—	—	—	1,725
Distribution	—	232	197	—	—	—	429
General insurance	—	470	—	140	—	—	610
Other	—	—	—	—	895	(845)	50
		—	—	—	—

	16,379	6,034	11,905	2,247	895	(845)	36,615
Income from reinsurance ceded	1,342	1	115	10	—	—	1,468
Net fair value and foreign exchange gains	612	164	15	5	45	(4)	837
Net gains on investments for account of policyholders	4,963	528	3,668	156	—	(2)	9,313
Segment expenses [1]	(20,962)	(5,403)	(14,449)	(2,355)	(92)	—	(43,261)
Net fair value and foreign exchange losses	(59)	—	—	(23)	(45)	—	(127)
Net losses on investments for account of policyholders	(1)	(156)	(1,014)	(3)	—	—	(1,174)
Interest charges and related fees	(100)	(53)	(15)	—	(1,041)	847	(362)
Share in net results of associates	—	7	1	24	—	—	32

Operating earnings before tax	2,174	1,122	226	61	(238)	(4)	3,341

[1]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 75 million are excluded from segment expenses and included in other non-operating income/(charges).

Income statement – Segment revenues - 2005

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Life and protection	7,736	2,380	990	1,489	—	—	12,595
Individual savings and retirement products	2,898	246	—	2	—	—	3,146
Pensions and asset management	753	2,865	6,396	19	—	—	10,033
Institutional products	1,992	—	—	—	—	—	1,992
Reinsurance	1,476	—	—	—	—	—	1,476
Distribution	—	197	154	—	—	—	351
General insurance	—	476	—	143	—	—	619
Other				3	—	—	3
Interest charges and other	—	—	—		741	(620)	121

	14,855	6,164	7,540	1,656	741	(620)	30,336
Income from reinsurance ceded	1,407	—	278	6	—	—	1,691
Net fair value and foreign exchange gains	270	303	13	2	117	(7)	698
Net gains on investments for account of policyholders	3,061	1,751	6,477	62	—	(11)	11,340
Segment expenses [1]	(17,578)	(8,463)	(14,144)	(1,668)	(124)	—	(41,977)
Net fair value and foreign exchange losses	(58)	(202)	—	(12)	(113)	—	(385)
Net losses on investments for account of policyholders	—	—	—	(2)	—	—	(2)
Interest charges and related fees	(58)	(50)	(2)	—	(881)	618	(373)
Share in net results of associates	—	4	—	16	—	—	20

Operating earnings before tax	1,899	(493)	162	60	(260)	(20)	1,348

[1]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 104 million are excluded from segment expenses and included in other non-operating income/(charges).

Income statement – Segment revenues - 2004

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Segment revenues
Life and protection	7,423	2,375	611	1,078	—	—	11,487
Individual savings and retirement products	3,079	284	—	2	—	—	3,365
Pensions and asset management	774	2,567	6,486	14	—	—	9,841
Institutional products	1,809	—		—	—	—	1,809
Reinsurance	1,277	—	—	—	—	—	1,277
Distribution	—	222	101	—	—	—	323
General insurance	—	485	—	394	—	—	879
Other	—	—	—		837	(518)	319

	14,362	5,933	7,198	1,488	837	(518)	29,300
Income from reinsurance ceded	1,400	(62)	193	17	—	—	1,548
Net fair value and foreign exchange gains	189	6	2	1	7	1	206
Net gains on investments for account of policyholders	3,424	50	2,359	39	—	1	5,873
Segment expenses [1]	(17,603)	(5,946)	(9,590)	(1,417)	(343)	—	(34,899)
Net fair value and foreign exchange losses	(114)	(79)	—	(2)	(4)	—	(199)
Net losses on investments for account of policyholders	—	—	—	(13)	—	—	(13)
Interest charges and related fees	(29)	(60)	(1)	—	(825)	517	(398)
Share in net results of associates	3	13	—	9	—	—	25

Operating earnings before tax	1,632	(145)	161	122	(328)	1	1,443

[1]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 58 million are excluded from segment expenses and included in other non-operating income/(charges).

Other selected income statement items

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Total
2006
Amortization of deferred expenses, VOBA and future servicing rights	999	199	276	83	—	1,557
Depreciation	47	13	40	10	2	112
Impairment charges/(reversals) on financial assets, excluding receivables	12	12	1	—	—	25
Impairment charges/(reversals) on non-financial assets and receivables	9	—	—	—	—	9

2005
Amortization of deferred expenses, VOBA and future servicing rights	832	157	187	66	—	1,242
Depreciation	45	12	46	9	13	125
Impairment charges/(reversals) on financial assets, excluding receivables	(42)	25	3	—	—	(14)
Impairment charges/(reversals) on non-financial assets and receivables	3	—	—	2	7	12

2004
Amortization of deferred expenses, VOBA and future servicing rights	1,004	242	176	54	—	1,476
Depreciation	46	11	49	9	149	264
Impairment charges/(reversals) on financial assets, excluding receivables	159	19	3	2	—	183
Impairment charges/(reversals) on non-financial assets and receivables	95	—	—	1	—	96

Number of employees
2006
- Employees – excluding agents	11,753	5,048	4,489	2,113	173	23,576
- Agent employees	2,483	1,356	150	1,161	—	5,150

	14,236	6,404	4,639	3,274	173	28,726

2005
- Employees – excluding agents	11,361	4,211	4,378	1,794	186	21,930
- Agent employees	2,654	1,487	161	927	—	5,229

	14,015	5,698	4,539	2,721	186	27,159

2004
- Employees – excluding agents	11,275	4,337	4,354	1,929	326	22,221
- Agent employees	2,754	1,473	159	839	—	5,225

	14,029	5,810	4,513	2,768	326	27,446

Revenue from transactions between reporting segments were not material during the financial period, with the exception of the interest income on intercompany loans issued by a holding company in the Holdings and other activities segment amounting to EUR 845 million (2005: EUR 620 million and 2004: 518 million). All intercompany loans transactions are done on at arms’ length basis, based on readily available information.

Analysis of operating earnings before tax from non-life business

	2006			2005
	Accident and health insurance	General insurance	Total	Accident and health insurance	General insurance	Total
Premium income	2,241	561	2,802	2,230	573	2,803
Investment income	240	49	289	225	54	279
Fee and commission income	116	—	116	134	—	134
Income from reinsurance ceded	336	3	339	390	—	390
Fair value and foreign exchange gains	16	1	17	21	15	36
Premiums to reinsurers	(318)	(20)	(338)	(326)	(20)	(346)
Policyholder claims and benefits	(1,420)	(348)	(1,768)	(1,478)	(359)	(1,837)
Commissions and expenses	(840)	(199)	(1,039)	(866)	(200)	(1,066)
Fair value and foreign exchange losses	(2)	8	6	(6)	(8)	(14)

	369	55	424	324	55	379

	2004
	Accident and health insurance	General insurance	Total
Premium income	2,241	813	3,054
Investment income	201	66	267
Fee and commission income	166	—	166
Income from reinsurance ceded	351	15	366
Fair value and foreign exchange gains	15	—	15
Premiums to reinsurers	(361)	(39)	(400)
Policyholder claims and benefits	(1,402)	(495)	(1,897)
Commissions and expenses	(884)	(255)	(1,139)
Fair value and foreign exchange losses	(2)	(1)	(3)

	325	104	429

Summarized assets and liabilities per geographical segment

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
2006

ASSETS
VOBA and future servicing rights	2,800	117	1,120	41	—	—	4,078
Investments general account	97,973	29,382	4,408	4,352	36	(20)	136,131
Investments for account of policyholders	48,187	20,725	64,999	1,646	—	(20)	135,537
Investments in associates	24	32	17	404	5	(4)	478
Deferred expenses	6,801	686	3,286	446	—	—	11,219
Other assets	13,458	8,286	2,207	666	8,120	(5,367)	27,370

Total assets	169,243	59,228	76,037	7,555	8,161	(5,411)	314,813

LIABILITIES
Insurance contracts general account	61,159	18,918	5,043	4,075	—	—	89,195
Insurance contracts for account of policyholders	36,986	20,331	13,201	1,624	—	—	72,142
Investment contracts general account	30,380	5,492	591	155	—	—	36,618
Investment contracts for account of policyholders	11,201	798	52,075	23	—	—	64,097
Other liabilities	14,486	9,452	1,724	343	7,770	(3,667)	30,108

Total liabilities	154,212	54,991	72,634	6,220	7,770	(3,667)	292,160

2005

ASSETS

VOBA and future servicing rights	3,359	12	1,135	41	—	—	4,547
Investments general account	108,618	30,407	3,652	3,313	113	(28)	146,075
Investments for account of policyholders	47,448	19,782	59,379	974	—	(36)	127,547
Investments in associates	3	67	16	451	5	—	542
Deferred expenses	6,911	778	2,965	422	—	—	11,076
Other assets	12,061	4,428	1,902	519	6,761	(4,243)	21,428

Total assets	178,400	55,474	69,049	5,720	6,879	(4,307)	311,215

LIABILITIES
Insurance contracts general account	70,720	18,940	3,632	3,305	—	—	96,597
Insurance contracts for account of policyholders	36,331	19,427	13,456	957	—	—	70,171
Investment contracts general account	32,983	5,157	702	—	—	—	38,842
Investment contracts for account of policyholders	11,118	1,217	46,372	17	—	—	58,724
Other liabilities	11,017	6,283	1,787	285	6,968	(1,568)	24,772

Total liabilities	162,169	51,024	65,949	4,564	6,968	(1,568)	289,106

Segment assets by line of business 1

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
2006
Life and protection	37,718	23,257	5,744	7,246	—	—	73,965
Individual savings and retirement products	66,659	6,172	—	35	—	—	72,866
Pensions and asset management	20,290	28,452	70,059	70	—	—	118,871
Institutional guaranteed products	38,356	—	—	—	—	—	38,356
Reinsurance	5,795	—	—	—	—	—	5,795
Distribution	—	291	104	—	—	—	395
General insurance	—	1,057	—	201	30	—	1,288
Other	—	—	—		8,429	(5,411)	3,018

	168,818	59,229	75,907	7,552	8,459	(5,411)	314,554

2005
Life and protection	39,968	21,196	4,726	5,406	—	—	71,296
Individual savings and retirement products	73,423	6,047	—	24	—	—	79,494
Pensions and asset management	20,573	27,084	64,105	54	—	—	111,816
Institutional guaranteed products	38,283	—	—	—	—	—	38,283
Reinsurance	5,955	—	—	—	—	—	5,955
Distribution	—	139	143	—	—	—	282
General insurance	—	1,009		199	29	—	1,237
Other	—	—		—	6,884	(4,308)	2,576

	178,202	55,475	68,974	5,683	6,913	(4,308)	310,939

[1]	Segment assets include all assets, except income tax receivables.

Cost to acquire investments in real estate, software and equipment were not material during the financial period.

18.6 Intangible assets

	Goodwill	VOBA	Future servicing rights	Software	Other	Total
Net book value
At January 1, 2005	13	3,950	133	80	7	4,183

At December 31, 2005	65	4,396	151	60	6	4,678

At December 31, 2006	221	3,959	119	34	5	4,338

Cost
At January 1, 2005	13	6,654	186	237	8	7,098
Additions	—	4	—	17	—	21
Acquisitions through business combinations	50	88	25	—	—	163
Net exchange differences	2	905	18	10	—	935
Other	—	(6)	—	—	—	(6)

At December 31, 2005	65	7,645	229	264	8	8,211

Accumulated amortization, depreciation and impairment losses
At January 1, 2005	—	2,704	53	157	1	2,915
Amortization / depreciation through income statement	—	308	22	41	1	372
Shadow accounting adjustments	—	(187)	—	—	—	(187)
Impairment losses	—	1	—	—	—	1
Net exchange differences	—	418	3	6	—	427
Other	—	5	—	—	—	5

At December 31, 2005	—	3,249	78	204	2	3,533

Cost
At January 1, 2006	65	7,645	229	264	8	8,211
Additions	—	11	—	10	—	21
Acquisitions through business combinations	160	114	—	—	—	274
Disposals	—	(29)	—	(7)	—	(36)
Deferred tax	(1)	—	—	—	—	(1)
Net exchange differences	(3)	(635)	(12)	1	—	(649)

At December 31, 2006	221	7,106	217	268	8	7,820

Accumulated amortization, depreciation and impairment losses
At January 1, 2006	—	3,249	78	204	2	3,533
Amortization / depreciation through income statement	—	246	22	35	1	304
Shadow accounting adjustments	—	(20)	1	—	—	(19)
Disposals	—	—	—	(7)	—	(7)
Net exchange differences	—	(328)	(3)	2	—	(329)

At December 31, 2006	—	3,147	98	234	3	3,482

In the preparation of the Opening Balance Sheet under IFRS as at January 1, 2004, business combinations prior to that date have not been restated and goodwill previously written off through equity has not been reinstated.

Amortization and depreciation through the income statement is included in ‘Commissions and expenses’, except when it is related to the gains and losses on investments, in which case it is included in ‘Gains and losses on investments’.

None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

Please refer to note 18.51 for information on the business combinations entered into by AEGON in 2005 and 2006. The deferred tax in 2006 relates to an adjustment to goodwill resulting from the subsequent recognition of a deferred tax asset for the acquisition of Nationwide Poland, completed in the last quarter of 2005. The initial allocation of goodwill has not been completed for all business combinations included in the financial statements of 2006.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and Future Servicing Rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. Software is generally amortized over a period of three to five years.

VOBA per line of business

	2006	2005
Life and protection	1,824	2,165
Individual savings and retirement products	152	185
Pensions and asset management	1,120	1,155
Institutional guaranteed products	42	65
Reinsurance	710	814
Distribution	111	12

At December 31	3,959	4,396

18.7 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use. Refer to note 18.8 for investments for which the investment risk is borne by the policyholders and to note 18.9 for details on general account derivatives.

	Note	2006	2005
Available-for-sale (AFS)	18.7.1	101,895	109,926
Loans	18.7.2	20,605	21,785
Held-to-maturity (HTM)	18.7.3	1,527	1,202
Financial assets at fair value through profit or loss (FVTPL) [1]	18.7.4	9,548	10,739

Total financial assets, excluding derivatives		133,575	143,652
Investments in real estate	18.7.5	2,243	2,068
Real estate held for own use	18.7.6	313	355

Total investments for general account		136,131	146,075

[1]	Refer to note18. 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Financial assets, excluding derivatives

	2006					2005
	AFS	Loans	HTM	FVTPL	Total	AFS	Loans	HTM	FVTPL	Total
Shares	4,963	—	—	2,782	7,745	5,201	—	—	2,695	7,896
Bonds	91,637	—	1,502	4,415	97,554	100,866	—	1,166	5,915	107,947
Money market and other short-term investments	4,387	—	—	38	4,425	3,151	—	—	50	3,201
Mortgages	—	16,171	—	—	16,171	—	17,231	—	—	17,231
Private loans	—	307	—	—	307	—	609	—	—	609
Deposits with financial institutions	—	1,995	—	—	1,995	—	1,342	—	—	1,342
Policy loans	—	1,557	—	—	1,557	—	1,543	—	—	1,543
Receivables out of share lease agreements	—	373	—	—	373	—	772	—	—	772
Other	908	202	25	2,313	3,448	708	288	36	2,079	3,111

At December 31	101,895	20,605	1,527	9,548	133,575	109,926	21,785	1,202	10,739	143,652

Terms and conditions

Refer to the analysis of credit risk concentrations for bonds and money market investments in note18. 4.2, for an overview of asset backed securities and collateralized mortgage backed securities. Asset backed securities expose the Group to prepayment risk. Changes in estimates of prepayments will impact the calculation of the effective yield and therefore the carrying value and interest income related to these securities. Collateralized mortgage backed securities are a combination of commercial and residential mortgage backed securities. Commercial mortgage backed securities are secured by a pool of mortgages on income producing properties and are subject to credit risk, but unlike other structured products, are generally not subject to prepayment risk due to protections within the underlying commercial mortgages, whereby borrowers are effectively restricted from prepaying their mortgages due to changes in interest rates. Residential mortgage backed securities are subject to credit risk and interest rate risk. The credit risk associated with residential mortgage backed securities is mitigated due to the fact that the portfolio consists of securities that were issued by, or have underlying collateral that is guaranteed by, U.S. government agencies or U.S. government sponsored entities.

Actual maturities are generally expected to differ from contractual maturities for mortgage loans, as borrowers may have the right to call or apply for earlier redemptions, with or without call or prepayment penalties.

Included in debt securities at fair value through profit or loss are convertible bonds and preferred shares of EUR 881 million (2005: EUR 505 million). At the end of 2006 approximately 99% of these convertible options are exercisable within the next year and the remaining 1% are exercisable after five years, all at various exchange ratios. In addition, AEGON also holds EUR 623 million (2005: EUR 818 million) of convertible bonds and preferred shares backing a fixed annuity product considered to contain an embedded derivative. This entire liability is also measured at fair value, with changes reported through the income statement.

Derecognition

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2006 a total of six publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 5.8 billion. In 2006, AEGON Levensverzekering N.V. has terminated one of the two privately placed securitization transactions reported in prior years. Also, it completed one publically placed securitization transaction in 2006, whereby the economic ownership of EUR 2.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded this purchase with the issuance of mortgage-backed securities. The transfer of ownership title will take place upon notification of the borrowers by the special purpose company. The special purpose company has the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any residual positive value of the special purpose entity at maturity. The value of this arrangement is included in the valuation of the interest rate swap as it is viewed as a correction on the assumptions underlying the cash flow forecasts. In 2005, AEGON Levensverzekering N.V. completed one mortgage-related publicly placed securitization contract for EUR 1.2 billion that was structured similarly to the 2006 securitization described above. A portion of securitized mortgage loans amounting to EUR 24 million (2005: EUR 28 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

For the year ending December 31, 2006, AEGON USA sold approximately EUR 105 million (2005: EUR 21 million) of AAA-wrapped municipal debt securities to qualifying SPEs (QSPEs). Due to AEGON’s continuing involvement with the assets in these QSPEs, it consolidates these entities. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss is EUR 678 million as of December 31, 2006 (2005: EUR 866 million). The acquisition of these securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a QSPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the QSPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2006, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2006 unpaid principal and accrued interest on the notes of EUR 649 million (2005: EUR 840 million) reflected in financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

Measurement

AEGON owns EUR 113 million (2005: EUR 126 million) of shares in the Federal Home Loan Bank of Des Moines, Iowa, that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Only insignificants amounts of unquoted equity instruments are measured at cost.

Refer to note 18.50 for a discussion of collateral received and paid.

No financial assets were reclassified during the financial year.

18.7.1 Available-for-sale

Listed and unlisted shares and bonds

	2006	2005
Listed shares	4,270	4,223
Unlisted shares	693	978
Listed bonds	82,035	89,342
Unlisted bonds	9,602	11,524

	96,600	106,067

Proceeds, realized gains and realized losses from sales of available-for-sale instruments

	2006	2005
Proceeds	55,573	48,874
Realized gains	732	665
Realized losses	196	—

Realized gains and losses are determined as the difference between proceeds and cost prices, before taking tax effects into account.

Unrealized gains and losses - 2006

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Shares	4,017	973	(27)	4,963	4,530	433
Bonds
- United States government	3,192	86	(37)	3,241	1,415	1,826
- Dutch government	2,301	52	(27)	2,326	1,100	1,226
- Other government	10,442	545	(66)	10,921	7,114	3,807
- Mortgage backed	10,519	79	(73)	10,525	6,127	4,398
- Asset backed	9,985	57	(72)	9,970	5,855	4,115
- Corporate	53,652	1,643	(643)	54,652	30,022	24,630
Money market investments	4,387	—	—	4,387	4,387	—
Other	844	88	(24)	908	660	248

	99,339	3,523	(969)	101,893	61,210	40,683

Unrealized gains and losses - 2005

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Shares	4,016	1,221	(36)	5,201	4,804	397
Bonds
- United States government	3,374	60	(41)	3,393	1,289	2,104
- Dutch government	2,227	133	—	2,360	2,360	—
- Other government	10,673	912	(8)	11,577	10,943	634
- Mortgage backed	10,142	112	(121)	10,133	3,761	6,372
- Asset backed	11,063	76	(130)	11,009	6,221	4,788
- Corporate	60,339	2,612	(557)	62,394	41,540	20,854
Money market investments	3,151	—	—	3,151	3,151	—
Other	668	83	(43)	708	513	195

	105,653	5,209	(936)	109,926	74,582	35,344

Unrealized losses – shares

	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Communication	11	(1)	3	(1)
Consumer cyclical	9	(1)	40	(3)
Consumer non-cyclical	25	(2)	31	(6)
Financials	219	(9)	76	(4)
Funds	19	(1)	31	(1)
Industries	36	(3)	36	(5)
Resources	7	(1)	1	(1)
Services cyclical	19	(1)	19	(2)
Services non-cyclical	11	(1)	36	(2)
Technology	42	(4)	33	(4)
Transport	5	—	—	—
Other	30	(3)	91	(7)

	433	(27)	397	(36)

Unrealized losses – bonds and money market investments

	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Asset Backed Securities (ABSs) – Aircraft	63	(7)	113	(25)
ABSs – CBOs	103	(3)	242	(23)
ABSs – Housing related	1,499	(29)	1,658	(32)
ABSs – Credit cards	705	(7)	1,229	(19)
ABSs – Other	1,758	(27)	1,545	(31)
Collateralized mortgage backed securities	4,407	(73)	5,914	(105)
Financial	9,452	(185)	7,463	(159)
Industrial	12,224	(370)	11,211	(354)
Utility	2,936	(87)	2,486	(57)
Sovereign exposure	6,855	(130)	2,891	(52)

	40,002	(918)	34,752	(857)

18.7.2 Loans

Unrealized gains and losses – 2006

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Mortgages	16,171	399	(108)	16,462	7,959	8,503
Private loans	307	26	(1)	332	324	8
Deposits with financial institutions	1,995	9	—	2,004	2,004	—
Policy loans	1,557	—	—	1,557	1,557	—
Receivables out of share lease agreements	373	—	—	373	352	21
Other	202	—	—	202	202	—

	20,605	434	(109)	20,930	12,398	8,532

Unrealized gains and losses – 2005

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Mortgages	17,231	788	(75)	17,944	14,403	3,541
Private loans	609	42	—	651	651	—
Deposits with financial institutions	1,342	—	—	1,342	1,342	—
Policy loans	1,543	—	—	1,543	1,543	—
Receivables out of share lease agreements	772	4	—	776	776	—
Other	288	—	—	288	288	—

	21,785	834	(75)	22,544	19,003	3,541

18.7.3 Held-to-maturity

Listed and unlisted bonds

	2006	2005
Listed bonds	1,487	1,158
Unlisted bonds	15	8

	1,502	1,166

Unrealized gains and losses – 2006

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
- Other government	1,294	56	(1)	1,349	1,184	165
- Asset backed	8	—	—	8	8	—
- Corporate	200	1	(1)	200	121	79

	1,502	57	(2)	1,557	1,313	244

Unrealized gains and losses – 2005

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
- Other government	1,085	60	(1)	1,144	1,014	130
- Corporate	81	1	—	82	73	9

	1,166	61	(1)	1,226	1,087	139

18.7.4 Financial assets at fair value through profit or loss

Listed and unlisted shares and bonds

	2006	2005
Listed shares	2,627	1,651
Unlisted shares	155	1,044
Listed bonds	3,497	5,859
Unlisted bonds	918	56

	7,197	8,610

18.7.5 Investments in real estate

	2006	2005
At January 1	2,068	1,856
Additions	41	73
Subsequent expenditure capitalized	11	5
Transfers from real estate held for own use and mortgage loans	140	134
Disposals	(140)	(268)
Fair value gains/(losses)	166	221
Net exchange differences	(43)	49
Other	—	(2)

	2,243	2,068

94% of all properties were last valued in 2006. More than 99% of these valuations were performed by independent external appraisers.

AEGON USA has entered into commercial property leases on its investment property portfolio, consisting of office, retail and industrial buildings. These non-cancellable leases have remaining lease terms up to 12 years. Most leases include a clause to enable upward revision of the rental charge on an annual basis according to either a fixed schedule or prevailing market conditions.

AEGON NL has entered into long-term residential property leases that can be terminated subject to a short term notice. Under Dutch law, the maximum annual rent increase on residential property rented for less than EUR 615 per month is specified by the Dutch national government and equals to the annual inflation rate plus a small margin.

Refer to note 18.49 for description of non-cancellable lease rights.

Rental income of EUR 90 million (2005: EUR 92 million; 2004: EUR 106 million) is reported as part of investment income in the income statement. Of this amount EUR 2 million (2005: EUR 3 million; 2004: EUR 1 million) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 28 million (2005: EUR 33 million; 2004: EUR 25 million). No amounts (2005: EUR 2 million; 2004:EUR 0 million) of direct operating expenses related to investment property that did not generate rental income during the period.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 18.49 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.7.6 Real estate held for own use

Net book value

At January 1, 2005	328

At December 31, 2005	355

At December 31, 2006	313

	2006	2005
Cost
At January 1	377	347
Additions	90	162
Acquired through business combinations	18	—
Capitalized subsequent expenditure	5	1
Disposals	(3)	(46)
Unrealized gains/(losses) through equity	16	(1)
Realized gains/(losses) through income statement	(5)	1
Transfers to investments in real estate	(136)	(108)
Net exchange differences	(21)	26
Other	—	(5)

At December 31	341	377

Accumulated depreciation and impairment losses

At January 1	22	19
Depreciation through income statement	8	7
Disposals	(1)	—
Net exchange differences	(1)	1
Other	—	(5)

At December 31	28	22

General account real estate held for own use are mainly held by AEGON USA and AEGON The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts. The carrying value under a historical cost model amounts to EUR 169 million (2005: EUR 152 million).

61% of the real estate held for own use was last revalued in 2006, based on market value appraisals by qualified internal and external appraisers. Approximately 75% of the appraisals in 2006 were performed by independent external appraisers.

Real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title.

Depreciation expenses are charged in ‘Commissions and expenses’ in the income statement. The useful lives of buildings range between 40 and 50 years.

Refer to 18.49 for a summary of contractual commitments for the acquisition of real estate held for own use.

18.8 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, as well as investments in real estate and real estate held for own use. Refer to 18.9 for details on derivatives for account of policyholders.

	2006	2005
Shares
- Listed	44,663	39,902
- Unlisted	53	69
Bonds
- Listed	30,339	31,465
- Unlisted	35	31
Money market and other short-term investments	2,248	2,297
Deposits with financial institutions	2,344	1,288
Separate accounts and unconsolidated investment funds	51,874	48,775
Other	1,504	2,314

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives [1]	133,060	126,141
Investments in real estate	2,327	1,266
Real estate held for own use	150	140

Total investments for account of policyholders	135,537	127,547

[1]	Refer to note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Investments in real estate

	2006	2005
At January 1	1,266	530
Additions	814	618
Subsequent expenditure capitalized	36	31
Disposals	(16)	(26)
Fair value gains/(losses)	187	99
Net exchange differences	40	14

At December 31	2,327	1,266

No property interests held under operating leases are classified and accounted for as investment property.

Rental income of EUR 90 million (2005: EUR 10 million; 2004: EUR 10 million) is reported as part of investment income in the income statement. There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 18.49 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.9 Derivatives

	Derivative asset		Derivative liability
	2006	2005	2006	2005
Derivatives for general account
- Derivatives not designated in a hedge	860	1,058	558	690
- Derivatives designated as fair value hedges	256	335	480	516
- Derivatives designated as cash flow hedges	197	326	133	227
- Net foreign investment hedges	197	136	38	91

	1,510	1,855	1,209	1,524
Derivatives for account of policyholders
- Derivatives not designated in a hedge	373	440	579	678
	373	440	579	678

Total derivatives [1]	1,883	2,295	1,788	2,202

[1]	Refer to note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Types of derivatives

AEGON uses derivative financial instruments to hedge its exposures related to investments, liabilities and borrowings, to optimize credit risk exposure and as part of its ordinary underwriting activities.

Interest rate contracts are used to manage AEGON’s exposure to interest rate risks. These contracts are designated as economic hedges to AEGON’s risk exposures. The main types of derivative financial instruments used are interest rate swaps, swaptions, caps/floors and forward rate agreements/futures:

•

An interest rate swap is an agreement between two parties to exchange, at specific dates, the difference between a fixed interest rate and/or a floating interest rate payment on a predetermined notional amount.

•	A swaption is an option to enter into an interest rate swap at a specific future date.

•	Caps/floors are contracts to settle the difference between a market interest rate and a certain strike rate for a certain period of time on a specified notional amount.

•	Forward rate agreements/futures are commitments to purchase or sell a financial instrument at a future date for a specific price.

Foreign exchange contracts are used to manage AEGON’s exposure on its net investment in subsidiaries denominated in foreign currencies and other investments. The main types of derivative financial instruments used are cross currency swaps and forward foreign exchange contracts:

•

Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap the counterparties exchange fixed- or floating-rate interest payments in the swapped currencies and at maturity the principal amounts are again swapped at a predetermined rate of exchange.

•	A forward foreign exchange contract is an agreement that obligates its parties to purchase / sell a predetermined amount of foreign currency at a specified exchange rate at a specified future date.

Other derivative transactions are used to manage equity and credit related exposures. The main types of derivative financial instruments used are equity swaps, options, futures and credit derivatives:

•

An equity swap is a swap agreement in which one party makes payments based on either a floating index or a fixed-rate, while the other party makes payments based on the return of an equity index, basket, or single shares.

•	Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, at or before a specified future date, a financial instrument at a specified price.

•	Futures are contractual obligations to buy or sell financial instruments on a future date at a specified price.

•

Credit derivatives are contracts between two parties that allow for transfer of credit risk from one party to another. The party transferring the risk has to pay a fee to the party that assumes the risk.

¡

A commonly used credit derivative instrument is a credit default swap. A credit default swap allows the transfer of third party credit risk from one party to another. In essence, the buyer of a credit default swap is insured against third party credit losses. If the third party defaults, the party providing insurance will have to purchase the defaulted asset from the insured party or settle net in cash. AEGON uses credit derivatives to hedge credit exposures.

•	Synthetic GICs sold by AEGON are fee-based products that are further described in note 18.4 under Fee – off balance sheet products.

•	Liquidity agreements issued by AEGON are fee-based products that could require AEGON to provide liquidity in certain predetermined events.

Use of derivatives

Derivatives not designated in a hedge

AEGON holds financial derivatives for trading purposes. It also utilizes derivative instruments as a part of its asset liability risk management practices. The derivatives held for risk management purposes are classified as “Derivatives not designated in a hedge” to the extent that they do not qualify for hedge accounting, or that AEGON has elected to not apply hedge accounting. These derivatives are either classified as economic or non-economic hedges. The economic hedges of certain exposures relate to an existing asset or liability. In all cases, these are in accordance with internal risk guidelines and are closely monitored for continuing compliance.

Derivatives are used to add risk by selling protection in the form of single name credit default swaps and tranches of synthetic collateralized debt and commodity obligations. Another strategy used is to synthetically replicate corporate credit exposures with credit derivatives. This involves the purchase of high quality low risk assets and the sale of credit derivatives. The program is designed to purchase asset positions that are already subject to review by management, but may not be available under the same terms and conditions in the cash bond market.

Furthermore synthetic GICs and liquidity agreements and principal protection agreements are sold by AEGON to earn a fee.

In addition to these instruments, embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the balance sheet. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and insurance contracts in the form of guarantees for minimum benefits.

The total values of these bifurcated embedded derivatives can be summarized as follows:

	Derivative asset		Derivative liability
	2006	2005	2006	2005
Bifurcated embedded derivatives	30	27	834	1,054

AEGON USA reinsures some business on a modified coinsurance basis or coinsurance with funds withheld basis. These reinsurance arrangements contain embedded derivatives in that the credit risk of the underlying investment is not closely related to the host contracts. These embedded derivatives are bifurcated and carried at fair value. The change in fair value of the embedded derivative, as well as the gains or losses on trading investments supporting these arrangements, flows through the income statement. This embedded derivative is not eligible for hedge accounting treatment.

The following table provides information on the liabilities for guarantees for minimum benefits:

	United States[1]	Canada[1]	The Netherlands[2]	2006 Total	United States[1]	Canada[1]	The Netherlands[2]	2005 Total
At January 1	(14)	586	378	950	(3)	441	229	667
Incurred guarantee benefits	(17)	(37)	(103)	(157)	(10)	53	149	192
Paid guarantee benefits	—	—	—	—	—	—	—	—
Net exchange differences	3	(57)	—	(54)	(1)	92	—	91

At December 31	(28)	492	275	739	(14)	586	378	950

	United States[1]	Canada[1]	The Netherlands[2]	2006 Total	United States[1]	Canada[1]	The Netherlands[2]	2005 Total
Account value	2,393	3,446	6,171	12,010	1,465	3,651	5,510	10,626
Net amount at risk	1	602	45	648	1	831	18	850

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees

Refer to note 18.4 for a discussion of these guarantees for minimum benefits.

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2006, the reinsured account value was EUR 8.4 billion (2005: EUR 9.9 billion) and the guaranteed remaining balance was EUR 5.5 billion (2005: EUR 7.3 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2006, the contract had a value of EUR 15 million (2005: EUR 14 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

Derivative instruments designated as fair value hedges

AEGON has entered into interest rate swap agreements that effectively convert certain fixed-rate assets and liabilities to a floating-rate basis (generally to six months or less LIBOR), in order to more closely match the performance of the assets and liabilities within AEGON’s portfolio. These agreements involve the payment or receipt of fixed-rate interest amounts in exchange for floating-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts.

AEGON has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed- and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.

For the years ended December 31, 2006, 2005 and 2004, AEGON recognized gains and losses related to the ineffective portion of designated fair value hedges of EUR 5 million, EUR 32 million and EUR 37 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

Derivative instruments designated as cash flow hedges

AEGON has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the performance of the assets and liabilities within AEGON’s portfolio more closely. These agreements involve the payment or receipt of variable rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. AEGON is hedging its exposure to the variability of future cash flows from the interest rate movements for terms up to five and a half years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

AEGON uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. AEGON is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to sixteen and a half years. These transactions will affect the profit and loss for approximately 40 years. For the year ended December 31, 2006, none of AEGON’s cash flow hedges has been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

In addition, AEGON also makes use of cross currency swaps to convert variable foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 30—35 years. These agreements involve the exchange of the underlying principal amounts.

Immaterial amounts of hedge ineffectiveness were recorded in the income statement during 2006, 2005 and 2004. The amount of deferred gains or losses to be reclassified from equity into net income during the next twelve months is expected to be immaterial. AEGON did not exclude any portion of the derivative when assessing hedge effectiveness.

Derivative instruments designated as net foreign investment hedges

AEGON funds its investments in insurance subsidiaries with a mixture of debt and equity. AEGON aims to denominate debt funding in the same currency as the functional currency of the investment. Investments outside the Eurozone, the United States, United Kingdom and Canada are funded in Euros. When the debt funding of investments is not in the functional currency of the investment, AEGON uses derivatives to swap the currency exposure of the debt instrument to the appropriate functional currency. This policy will ensure that total capital will reflect currency movements without distorting debt to shareholders’ equity ratios. AEGON utilizes various financial instruments as designated hedging instruments of its foreign investments. These instruments include subordinated borrowings, long-term and short-term borrowings, short-term debts to credit institutions, cross currency swap contracts and forward foreign exchange contracts.

The following table represents aggregate notional amounts and fair values of derivatives, held for own account as well as for account of policyholders. The notional amounts listed for interest rate contracts will not be exchanged by parties and, thus, do not reflect an exposure of the company. The amounts listed for cross currency swaps, included under ‘Foreign exchange contracts’ will be exchanged at amounts calculated on the basis of the notional amounts and the terms of the derivatives, which are related to interest rates, exchange rates and/or certain indices.

	Notional value	Assets Fair value	Notional value	2006 Liabilities Fair value	Notional value	Assets Fair value	Notional value	2005 Liabilities Fair value
Interest rate contracts
OTC:
- Forwards	5,223	97	—	—	—	—	2	—
- Swaps	48,296	1,142	22,538	512	31,062	1,693	24,444	672
- Options	5,577	201	24	—	6,080	270	—	—
Exchange traded contracts:
- Futures	3,047	17	558	8	145	1	2,238	3
Foreign exchange contracts
OTC:
- Forwards	1,402	17	1,393	13	2,498	3	2,339	9
- Swaps	4,153	225	8,140	377	2,507	218	3,376	437
Credit contracts
OTC:
- Swaps	832	7	862	5	1,146	8	434	6
Equity contracts
OTC:
- Swaps	629	38	1,244	7	547	42	520	9
- Options	1,127	102	1,260	10	34	24	818	—
Exchange traded contracts:
- Futures	681	6	1,588	22	307	5	632	6
- Options	9	1	—	—	8	4	—	—
Other derivatives
Embedded derivatives	1,766	30	9, 721	834	2	27	9,415	1,054
Synthetic GICs	—	—	37,076	—	—	—	36,076	—
Other contracts	—	—	—	—	—	—	—	6

	72,742	1,883	84,404	1,788	44,336	2,295	80,294	2,202

The fair value of the derivatives reflects the estimated amounts that AEGON would receive or pay to terminate the contracts on reporting date. Market quotes are available for many derivatives; for those products without readily available market quotes generally accepted valuation models are used to estimate fair value. The cross currency interest rate swaps are presented as foreign exchange contracts.

Maturity table - 2006

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value
Interest rate contracts
OTC:
- Forwards	323	—	1,748	29	1,491	32	1,661	36
- Swaps	4,525	(14)	22,337	13	10,692	137	33,280	494
- Options	107	4	3,877	40	580	57	1,037	100
Exchange traded contracts:
- Futures	3,605	5	—	4	—	—	—	—
Foreign exchange contracts
OTC:
- Forwards	2,795	4	—	—	—	—	—	—
- Swaps	5,686	(56)	3,926	46	1,468	(58)	1,213	(84)
Credit contracts
OTC:
- Swaps	19	—	832	4	98	(2)	745	—
- Options	—	—	—	—	—	—	—	—
Equity contracts
OTC:
- Swaps	136	—	1,682	30	55	1	—	—
- Options	1,028	22	750	22	575	39	34	9
Exchange traded contracts:
- Futures	2,269	(16)	—	—	—	—	—	—
- Options	6	—	3	1	—	—	—	—
Other derivatives
Embedded derivatives	48	(6)	2,741	(300)	1,414	(195)	7,284	(303)
Synthetic GICs	38	—	—	—	—	—	37,038	—
Other contracts	—	—	—	—	—	—	—	—

	20,585	(57)	37,896	(111)	16,373	11	82,292	252

Maturity table - 2005

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value
Interest rate contracts
OTC:
- Forwards	—	—	—	—	2	—	—	—
- Swaps	5,566	(9)	17,344	(162)	10,194	(37)	22,402	1,229
- Options	—	—	4,440	78	704	83	936	109
Exchange traded contracts:
- Futures	2,383	(2)	—	—	—	—	—	—
Foreign exchange contracts
OTC:
- Forwards	4,837	(6)	—	—	—	—	—	—
- Swaps	230	(33)	3,241	103	1,296	(102)	1,116	(187)
Credit contracts
OTC:
- Swaps	8	—	1,317	4	227	(2)	28	—
Equity contracts
OTC:
- Swaps	49	1	525	(2)	493	34	—	—
- Options	807	16	15	1	—	—	30	7
Exchange traded contracts:
- Futures	939	(1)	—	—	—	—	—	—
- Options	8	4	—	—	—	—	—	—
Other derivatives
Embedded derivatives	44	(7)	3,389	(531)	466	(80)	5,518	(409)
Synthetic GICs	99	—	60	—	—	—	35,917	—
Other contracts	—	—	—	(1)	—	(2)	—	(3)

	14,970	(37)	30,331	(510)	13,382	(106)	65,947	746

18.10 Investments in associates

	2006	2005
Investments in associates	478	542
At January 1	542	484
Additions	26	22
Acquisition of a subsidiary	1	—
Consolidation following acquisition of remaining shares in an associate	(41)	—
Share in net income	32	20
Share in changes in associate’s equity (note 18.15.5)	(68)	20
Dividend	(4)	(3)
Other	(10)	(1)

At December 31	478	542

All associates are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in associates include interest in insurance companies who are required to maintain a minimum solvency margin based on local directives. While management does not believe that such restrictions will affect the ability of these associates to transfer funds in the form of cash dividends, or repayment of loans or advances, there can be no assurance that these restrictions will not become a limitation in the future. There are also no unrecognized shares of losses of associates.

Summarized financial information of associates

	2006	2005
Assets	9,504	8,124
Liabilities	9,181	7,884
Revenue	1,895	1,747
Net income	32	20

The summarized financial information is based on the Group’s relative holding and excludes any goodwill included in the measurement of the investment in associates. Refer to note 18.52 for a listing of the principal investments in associates and the Group’s percentage holding.

18.11 Reinsurance assets

Assets arising from reinsurance contracts related to:

	2006	2005
Life insurance general account	2,901	3,001
Life insurance for account of policyholders	279	320
Non-life insurance	785	799
Investment contracts	5	5

Total reinsurance assets	3,970	4,125

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (note 18.13).

Movements during the year in reinsurance assets relating to life insurance:

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2005	2,409	270	2,679
Acquisitions through business combinations	1	—	1
Portfolio transfers and acquisitions	(8)	(22)	(30)
Gross premium and deposits – existing and new business	1,083	125	1,208
Unwind of discount / interest credited	184	10	194
Technical reserves released	(1,012)	(78)	(1,090)
Changes to valuation of expected future benefits	4	14	18
Net exchange differences	340	1	341

At December 31, 2005	3,001	320	3,321

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2006	3,001	320	3,321
Acquisitions through business combinations	—	—	—
Portfolio transfers and acquisitions	(19)	(18)	(37)
Gross premium and deposits – existing and new business	970	103	1,073
Unwind of discount / interest credited	136	11	147
Technical reserves released	(955)	(139)	(1,094)
Changes to valuation of expected future benefits	16	(1)	15
Net exchange differences	(255)	3	(252)
Other movements	7	—	7

At December 31, 2006	2,901	279	3,180

Movements during the year in reinsurance assets relating to non-life insurance:

	2006	2005
At January 1	799	609
Gross premium and deposits – existing and new business	313	346
Unwind of discount / interest credited	34	23
Technical reserves released	(185)	(179)
Changes to valuation of expected future benefits	3	1
Changes in unearned premiums	(89)	(80)
Changes in unexpired risks	(3)	(3)
Incurred related to current year	106	75
Incurred related to prior years	18	5
Release for claims settled current year	(26)	(11)
Release for claims settled prior years	(109)	(50)
Change in IBNR	13	(9)
Disposals	—	(21)
Net exchange differences	(84)	93
Other movements	(5)	—

At December 31	785	799

18.12 Deferred expenses and rebates

	2006	2005
DPAC for insurance contracts and investment contracts with discretionary participation features	10,938	10,789
Deferred transaction costs for investment management services	281	287
Unamortized interest rate rebates	239	272
	11,458	11,348

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2005	8,499	234	325
Costs deferred/rebates granted during the year	1,919	60	3
Amortization through income statement	(936)	(28)	(56)
Disposals	(44)	—	—
Shadow accounting adjustments	413	—	—
Net exchange differences	930	21	—
Other	8	—	—

At December 31, 2005	10,789	287	272

	DPAC	Deferred Transaction costs	Unamortized interest rate rebates
At January 1, 2006	10,789	287	272
Costs deferred/rebates granted during the year	1,891	83	16
Amortization through income statement	(1,243)	(45)	(49)
Disposal of group assets	—	(29)	—
Shadow accounting adjustments	157	—	—
Net exchange differences	(697)	(12)	—
Other	41	(3)	—

At December 31, 2006	10,938	281	239

At December 31, 2006, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2005: 9%); gross short-term growth rate of 4.75% (2005: 6%); gross short- and long-term fixed security growth rate of 6% (2005: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2005: 3.5%). For Canada these assumptions, at December 31, 2006, were as follows: gross long-term equity growth rate of 9% (2005: 9%); and gross short-term growth rate of 9% (2005: 9.75%). For both countries the reversion period for the short-term rate is five years. For Hungary and the eastern European countries, the assumptions for the gross long-term growth rate on external investment funds was 5.27% (2005: 5.27%).

DPAC and deferred transaction costs per line of business

	DPAC		Deferred transaction costs
	2006	2005	2006	2005
Life and protection	5,666	5,769	—	—
Individual savings and retirement products	1,326	1,557	14	20
Pensions and asset management	3,005	2,625	267	267
Institutional guaranteed products	172	152	—	—
Reinsurance	767	685	—	—
General insurance	2	1	—	—

	10,938	10,789	281	287

18.13 Other assets and receivables

	Note	2006	2005
Equipment	18.13.1	236	270
Receivables	18.13.2	5,414	4,320
Accrued income	18.13.3	1,823	2,216

		7,473	6,806

18.13.1 Equipment

Net book value

At January 1, 2005	390

At December 31, 2005	270

At December 31, 2006	236

Cost

	2006	2005
At January 1	640	1,044
Additions	62	80
Acquisitions through business combinations	9	1
Disposal	(83)	(596)
Net exchange differences	(39)	101
Other	—	10

At December 31	589	640

Accumulated depreciation and impairment losses

	2006	2005
At January 1	370	654
Depreciation through income statement	68	76
Disposal	(65)	(427)
Net exchange differences	(20)	59
Other	—	8

At December 31	353	370

Included in the net book amounts of equipment are equipment held for lease of EUR 40 million (2005: EUR 66 million).

Equipment has not been pledged as security for liabilities, nor is there any restrictions on title.

Depreciation expenses have been charged in ‘Commissions and expenses’ in the income statement. Equipment is generally depreciated over a period of 3 to 5 years.

18.13.2 Receivables

	2006	2005
Loans to associates	11	8
Finance lease assets	63	108
Receivables from policyholders	3,632	2,170
Receivables from brokers and agents	184	161
Receivables from reinsurers	278	578
Investment income receivable	—	1
Cash outstanding from assets sold	8	15
Trade receivables	527	29
Cash collateral on securities borrowed	34	—
Reverse repurchase agreements	4	23
Income tax receivable	259	275
Other	572	1,100
Provision for impairment	(158)	(148)

	5,414	4,320

Current	5,017	4,067
Non-current	397	253

Fair value on non-current receivables	382	244

18.13.3 Accrued income

	2006	2005
Accrued interest	1,821	2,216
Other	2	—

	1,823	2,216

All accrued income is current.

18.14 Cash and cash equivalents

	2006	2005
Cash at bank and in hand	686	1,032
Short-term deposits	1,884	2,209
Money market investments	5,859	4,066
Short term collateral	4,715	—

	13,144	7,307

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

Included in the balances for short-term deposits, money market investments and short term collateral is cash collateral received of EUR 10.0 billion (2005: EUR 4.6 billion), of which EUR 8.5 billion (2005: EUR 3.9 billion) relates to security lending and repurchase agreements. A corresponding liability to repay the cash is recognized in other liabilities (note 18.28). Refer to note 18.50 for a discussion of collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. AEGON earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs was approximately EUR 26 million (2005: EUR 21 million; 2004: EUR 13 million).

The weighted effective interest rate on short-term deposits was 4.21% (2005: 2.71%) and these deposits have an average maturity of 4.31 days (2005: 3.39 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2006	2005
Cash and cash equivalents	13,144	7,307
Bank overdrafts (note 18. 23)	(753)	(1,239)

Net cash and cash equivalents	12,391	6,068

The majority of cash is not subject to any restrictions. However, the Dutch National Bank (DNB) requires AEGON The Netherlands to hold 2% of their assets relating to banking activities in an account with the DNB. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 2%. The balance at the end of the year was EUR 90 million (2005: EUR 103 million).

Furthermore, AEGON The Netherlands holds required funds related to post-employment benefits for former employees in a bank deposit, amounting to EUR 61 million at year end (2005: EUR 102 million).

Operating assets and liabilities

The following table provides information on the net (increase)/decrease in operating assets and liabilities, excluding the effect of acquisitions and exchange rate differences on consolidation:

	2006	2005
Other assets and receivables	(708)	64
Other liabilities	7,146	(3,421)
Accrued interest	(64)	(12)

	6,374	(3,369)

18.15 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of AEGON N.V.

	Note	2006	2005	2004
Share capital – par value	18.15.1	255	251	243
Share premium	18.15.2	7,104	7,106	7,112
Treasury shares	18.15.3	(787)	(545)	(765)

Total share capital		6,572	6,812	6,590
Retained earnings		10,923	8,406	6,498
Revaluation reserves	18.15.4	1,648	2,644	2,141
Other reserves	18.15.5	(538)	853	(681)

Total shareholders’ equity		18,605	18,715	14,548

18.15.1 Share capital – par value

	2006	2005	2004
Common shares	195	192	186
Preferred shares A	53	53	53
Preferred shares B	7	6	4

	255	251	243

Common shares

	2006	2005	2004
Authorized share capital	360	360	360
Par value in cents per share	12	12	12

	Number of shares (thousands)	Total amount
At January 1, 2004	1,514,378	182
Share dividend	38,307	4

At December 31, 2004	1,552,685	186
Share dividend	46,292	6

At December 31, 2005	1,598,977	192
Share dividend	23,950	3

At December 31, 2006	1,622,927	195

Preferred shares

	2006	2005	2004
Authorized share capital	250	250	250
Par value in cents per share	25	25	25

	Preferred shares A		Preferred shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2004	211,680	53	11,100	3
Share dividend	—	—	5,800	1

At December 31, 2004	211,680	53	16,900	4
Shares issued	—	—	6,950	2

At December 31, 2005	211,680	53	23,850	6
Shares issued	—	—	5,440	1

At December 31, 2006	211,680	53	29,290	7

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval of the related shareholders.

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 18.47 for a description of these requirements.

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2005 23,850,000 class B preferred shares were issued under these option rights. In 2006, Vereniging AEGON exercised its option rights to purchase in aggregate 5,440,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances during the year.
AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

In both 2001 and 2002, AEGON N.V. entered into total return swaps with Vereniging AEGON in order to hedge the share option plan for each respective year. On April 15, 2005, these total return swaps were terminated, resulting in a positive impact on shareholders’ equity of EUR 115 million. The amount has been added to retained earnings.

With regard to granted share appreciation rights and option rights and their valuation we refer to note 18.40.

18.15.2 Share premium

	2006	2005	2004
At January 1	7,106	7,112	7,116
Share dividend	(2)	(6)	(4)

At December 31	7,104	7,106	7,112

Share premium relating to:
- Common shares	5,052	5,054	5,060
- Preferred shares	2,052	2,052	2,052

	7,104	7,106	7,112

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

18.15.3 Treasury shares

On the balance sheet date AEGON N.V. and its subsidiaries held 40,809,710 of its own common shares with a face value of EUR 0.12 each.

Movements in the number of repurchased own shares held by AEGON N.V. were as follows:

	2006 Number of shares (thousands)	2005 Number of shares (thousands)	2004 Number of shares (thousands)
At January 1	18,651	25,233	27,429
Transactions in 2006:
Purchase: 30 transactions, average price EUR 14.78	19,076	—	—
Sale: 2 transactions, average price EUR 13.46	(3)	—	—
Transactions in 2005:
Purchase: one transaction on May 17, price EUR 9.85	—	3,821	—
Sale: 31 transactions, average price EUR 10.28	—	(10,403)	—
Transactions in 2004:
Purchase: two transactions on May 18 and September 24, average price EUR 9.88	—	—	7,467
Sale: three transactions on April 1, April 22 and July 19, average price EUR 10.29	—	—	(9,663)

At December 31	37,724	18,651	25,233

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2006		2005		2004
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Held by AEGON N.V.	37,724	724	18,651	442	25,233	657
Held by subsidiaries	3,086	63	4,664	103	4,657	108

Total at December 31	40,810	787	23,315	545	29,890	765

18.15.4 Revaluation reserves

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2004	1,620	28	12	1,660
Gross revaluation	1,266	1	103	1,370
Reversal of gross revaluation	(449)	—	—	(449)
(Gains)/losses transferred to income statement	—	—	(23)	(23)
Foreign currency translation differences	(76)	(1)	—	(77)
Tax effect	(305)	(1)	(23)	(329)
Other	8	—	(19)	(11)

At December 31, 2004	2,064	27	50	2,141

At January 1, 2005	2,064	27	50	2,141
Gross revaluation	772	(1)	139	910
Reversal of gross revaluation	(705)	—	—	(705)
(Gains)/losses transferred to income statement	(9)	—	63	54
Foreign currency translation differences	139	3	—	142
Tax effect	157	—	(62)	95
Other	32	(4)	(21)	7

At December 31, 2005	2,450	25	169	2,644

At January 1, 2006	2,450	25	169	2,644
Gross revaluation	(629)	15	(17)	(631)
Reversal of gross revaluation	(527)	—	—	(527)
(Gains)/losses transferred to income statement	—	—	(130)	(130)
Foreign currency translation differences	(70)	(3)	(4)	(77)
Tax effect	235	(5)	51	281
Other	77	—	11	88

At December 31, 2006	1,536	32	80	1,648

The revaluation accounts for both available-for-sale investments and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement or transferred to retained earnings. There are restrictions on the distribution of the balance of the revaluation reserve related to real estate held for own use to shareholders.

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2006	2005	2004
Shares	909	1,097	662
Bonds	612	1,423	1,518
Other	15	(70)	(116)

	1,536	2,450	2,064

The cash flow hedging reserve is made up of unrealized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial assets or liabilities.

18.15.5 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2004	—	—	15	15
Movement in foreign currency translation and net foreign investment hedging reserves	(827)	72	—	(755)
Equity movements of associates	—	—	59	59

At December 31, 2004	(827)	72	74	(681)

At January 1, 2005	(827)	72	74	(681)
Movement in foreign currency translation and net foreign investment hedging reserves	2,143	(628)	—	1,515
Equity movements of associates	—	—	19	19

At December 31, 2005	1,316	(556)	93	853

At January 1, 2006	1,316	(556)	93	853
Movement in foreign currency translation and net foreign investment hedging reserves	(1,478)	153	—	(1,325)
Disposals	—	—	2	2
Equity movements of associates	—	—	(68)	(68)

At December 31, 2006	(162)	(403)	27	(538)

The foreign currency translation reserve includes the currency results from investments in non-euro denominated subsidiaries. The amounts are released to the income statement upon the sale of the subsidiary.

The net foreign investment hedging reserve is made up of unrealized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the net foreign investment.

The equity movements of associates reflect AEGON’s share of changes recognized directly in the associate’s equity.

18.16 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options not yet exercised	Total
At January 1, 2004	—	1,517	—	1,517
Instruments issued	1,352	—	—	1,352

At December 31, 2004	1,352	1,517	—	2,869

At January 1, 2005	1,352	1,517	—	2,869
Instruments issued	1,457	—	—	1,457
Instruments redeemed	—	(950)	—	(950)
Share options granted	—	—	3	3

At December 31, 2005	2,809	567	3	3,379

At January 1, 2006	2,809	567	3	3,379
Instruments issued	638	—	—	638
Instruments redeemed	—	—	—	—
Share options granted	—	—	13	13
Deferred tax	—	—	2	2

At December 31, 2006	3,447	567	18	4,032

Junior perpetual capital securities

	Coupon rate		Coupon date: quarterly, as of	Year of first call	2006	2005	2004
USD 500 million	6.5%		March 15	2010	424	424	—
USD 250 million	floating LIBOR rate	[1]	March 15	2010	212	212	—
USD 550 million	6.875%		March 15	2011	438	—	—
EUR 200 million	6.0%		July 21	2011	200	—	—
EUR 950 million	floating CMT rate	[2]	January 15	2014	950	950	950
USD 500 million	floating CMS rate	[3]	January 15	2014	402	402	402
USD 1 billion	6.375%		March 15	2015	821	821	—

Total junior perpetual capital securities					3,447	2,809	1,352

1	The coupon of the USD 250 million junior perpetual capital securities, callable in 2010, is based on the yield of three-month LIBOR plus an additional spread of 87.5 basis points. The coupon will be reset each quarter based on the then prevailing three-month LIBOR yield, with a minimum of 4%.
2	The coupon of the EUR 950 million junior perpetual capital securities, callable in 2014, is based on the yield of ten-year Dutch government bonds plus an additional spread of ten basis points. The coupon will be reset each quarter based on the then prevailing ten-year Dutch government bond yield, with a maximum of 8%.
3	The coupon of the USD 500 million junior perpetual capital securities, callable in 2014, is based on the yield of ten-year US dollar interest rate swaps, with an additional spread of ten basis points. The coupon is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield, with a maximum of 8.5%.

The interest rate exposure on some of these securities has been swapped, using derivatives, to three-month LIBOR yield.

The securities have been issued at par. The securities have subordination provisions and rank junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required coupon payment deferral. Although the securities have no stated maturity, AEGON has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds

	Coupon rate	Coupon date	Year of first call	2006	2005	2004
EUR 114 million	7.875%	September 29	2005	—	—	114
EUR 136 million	7.75%	December 15	2005	—	—	136
EUR 700 million	6.875%	December 20	2005	—	—	700
EUR 114 million	7.625%[1]	July 10	2008	114	114	114
EUR 136 million	7.25%[2]	October 14	2008	136	136	136
EUR 203 million	7.125%[2]	March 4	2011	203	203	203
EUR 114 million	4.156%[3]	June 8	2015	114	114	114

Total perpetual cumulative subordinated bonds				567	567	1,517

1	The coupon of the EUR 114 million bonds with an interest rate of 7.625% is fixed.
2	The coupon for the EUR 136 million 7.25% bonds is set at 7.25% until October 14, 2008, while the coupon for the EUR 203 million 7.125% bonds is set at 7.125% until March 4, 2011. On these dates, and after every consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of nine- to ten-year Dutch government securities and a spread of 85 basis points.
3	The coupon for the EUR 114 million bonds was set at 8% until June 8, 2005. As of this date, the coupon is set at 4.156% until 2015.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral and for the availability of principal amounts to meet losses. Although the bonds have no stated maturity, AEGON has the right to call the bonds for redemption at par for the first time on the coupon date in the years as specified.

18.17 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	2006	2005
USD 100 million	7.8%	June 1; December 1	1996	2026	—	85
USD 225 million	7.65%	June 1; December 1	1996	2026	85	191
USD 190 million	7.625%	May 15; November 15	1997	2037	38	161

Total trust –pass-through securities					123	437

Trust pass-through securities are securities through which the holders participate in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures issued by Transamerica Corporation. The trust pass-through securities carry provisions with regard to deferral of distributions for extension periods up to a maximum of ten consecutive semi-annual periods. There were no defaults or breaches of conditions during the period. The USD 100 million 7.8% trust pass-through securities were called in 2006 at a call price of 103.5%. The USD 225 million 7.65% and the USD 190 million 7.625% trust pass-through securities were partially redeemed in 2006 through a cash tender offer.

The trust pass-through securities are subordinated to all other unsubordinated borrowings and liabilities.

The fair value of these loans amounts to EUR 123 million (2005: EUR 574 million).

18.18 Subordinated borrowings

	2006	2005
USD 264 million 8%	—	224
Other subordinated loans	34	60

Total subordinated loans	34	284

These loans are subordinated to all other unsubordinated borrowings and liabilities. There were no defaults or breaches of conditions during the period. The effective interest rate on the subordinated loan was 6.51% (2005: 6.51% to 8.18%). The fair value of these loans amounts to EUR 35 million (2005: EUR 309 million).

18.19 Insurance contracts

	2006	2005
Life insurance	81,781	89,014
Non-life insurance
- Unearned premiums and unexpired risks	2,632	2,610
- Outstanding claims	1,574	1,892
- Incurred but not reported claims	680	391
Incoming reinsurance	2,527	2,690

	89,194	96,597

Certain insurance contracts contain surrender options, so that AEGON has no unconditional right to defer settlement of these liabilities for at least twelve months after balance sheet date. This feature results in the classification of these insurance contract liabilities as current.

	2006	2005
Non-life insurance:
- Accident and health insurance	4,135	4,160
- General insurance	751	733

	4,886	4,893

Movements during the year in life insurance:

	2006	2005
At January 1	89,014	76,783
Acquisitions through business combinations	96	49
Portfolio transfers and acquisitions	50	864
Gross premium and deposits – existing and new business	8,764	7,806
Unwind of discount / interest credited	3,650	3,627
Technical reserves released	(12,467)	(9,959)
Changes in valuation of expected future benefits	(709)	767
Losses recognized as a result of liability adequacy testing	498	(347)
Shadow accounting adjustments	(639)	503
Net exchange differences	(6,742)	8,960
Other	266	(39)

At December 31	81,781	89,014

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts:

	2006							2005
In million EUR	GMDB[1]	GMIB[2]	GMAB[3]	Total	GMDB[1]	GMIB[2]	GMAB[3]	Total
At January 1	126	121	1,407	1,654	100	59	563	722
Incurred guarantee benefits	34	23	(639)	(582)	36	50	844	930
Paid guarantee benefits	(30)	(7)	—	(37)	(26)	—	—	(26)
Net exchange differences	(13)	(14)	—	(27)	16	12	—	28

At December 31	117	123	768	1,008	126	121	1,407	1,654

	2006							2005
	GMDB[1]	GMIB[2]	GMAB[3]	Total[4]	GMDB[1]	GMIB[2]	GMAB[3]	Total[4]
Account value	23,814	8,562	25,640	58,016	24,991	9,122	24,197	58,310
Net amount at risk	1,614	296	40	1,950	2,357	380	84	2,821
Average attained age of contractholders	65	64	—	—	64	63	—	—

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Guaranteed minimum accumulation benefit in the Netherlands.
[4]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

Refer to note 18.4 for a discussion of these guarantees for minimum benefits.

Movements during the year in non-life insurance:

	2006	2005
At January 1	4,893	4,375
Portfolio transfers and acquisitions	84	3
Gross premiums – existing and new business	2,413	2,684
Unwind of discount / interest credited	174	164
Technical reserves released	(1,334)	(1,680)
Changes in valuation of expected future benefits	(3)	(17)
Change in unearned premiums	(1,009)	(833)
Change in unexpired risks	(8)	(3)
Incurred related to current year	713	682
Incurred related to prior years	191	64
Release for claims settled current year	(249)	(253)
Release for claims settled prior years	(624)	(483)
Change in IBNR	55	23
Disposals	—	(309)
Net exchange differences	(402)	470
Other	(8)	6

At December 31	4,886	4,893

Prior year run-off results, compared to opening balances of the non-life reserve, are immaterial.

Movements during the year in incoming reinsurance:

	2006	2005
At January 1	2,690	2,220
Gross premium and deposits – existing and new business	1,441	1,244
Unwind of discount / interest credited	197	168
Technical reserves released	(1,492)	(1,309)
Changes in valuation of expected future benefits	15	32
Net exchange differences	(286)	350
Other	(38)	(15)

At December 31	2,527	2,690

18.20 Insurance contracts for account of policyholders

	2006	2005
Insurance contracts for account of policyholders	72,143	70,171

	2006	2005
At January 1	70,171	59,819
Acquisitions through business combinations	15	416
Portfolio transfers and acquisitions	365	(1,826)
Gross premium and deposits – existing and new business	7,387	6,202
Unwind of discount / interest credited	5,766	6,937
Technical reserves released	(6,522)	(5,630)
Fund charges released	(849)	(798)
Changes in valuation of expected future benefits	(13)	(91)
Net exchange differences	(3,717)	5,129
Other	(460)	13

At December 31	72,143	70,171

18.21 Investment contracts

	2006	2005
Investment contracts [1]	36,618	38,842

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2005	32,820	810	33,630
Deposits	12,891	—	12,891
Portfolio transfers and acquisitions	237	—	237
Withdrawals	(13,246)	—	(13,246)
Technical reserves released	—	(132)	(132)
Interest credited	1,318	—	1,318
Fund charges released	(4)	—	(4)
Movements related to fair value hedges	(178)	—	(178)
Net exchange differences	4,295	24	4,319
Other	7	—	7

At December 31, 2005	38,140	702	38,842

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2006	38,140	702	38,842
Deposits	13,498	—	13,498
Portfolio transfers and acquisitions	374	—	374
Acquisitions through business combinations	114	—	114
Withdrawals	(14,608)	—	(14,608)
Technical reserves released	—	(123)	(123)
Interest credited	1,621	—	1,621
Fund charges released	1	—	1
Movements related to fair value hedges	(77)	—	(77)
Net exchange differences	(3,476)	12	(3,464)
Other	440	—	440

At December 31, 2006	36,027	591	36,618

1	Refer to note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	2006	2005
Fair value of investment contracts without discretionary participation features	34,611	37,658

Investment contracts consist of the following:

	2006	2005
Institutional guaranteed products	24,531	26,348
Fixed annuities	5,619	6,212
Savings accounts	4,825	5,047
Investment contracts with discretionary participation features	591	702
Other	1,052	533

	36,618	38,842

Refer to note 18.4.1.5 for a description of institutional guaranteed products and an analysis of the contractual maturities for all institutional guaranteed products with defined maturities, based on nominal amounts. Below follows a maturity analysis of those contracts with defined maturities, based on carrying amounts. EUR 4,058 million (2005: EUR 5,361 million) of the total balance of institutional guaranteed products have no contractual maturities.

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Institutional guaranteed products with contractual repricing or maturity terms
- 2006	5,506	4.90%	11,006	4.53%	2,815	5.10%	1,146	4.40%
- 2005	5,623	4.08%	10,494	4.14%	2,845	4.49%	2,025	4.11%

Included in the total balance for fixed annuities is EUR 4,043 million (2005: EUR 4,351 million) that relates to products without contractual maturity terms. For the remainder of the balance, contractual repricing or maturity information can be analyzed as follows:

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fixed annuities with contractual repricing or maturity terms
- 2006	130	5.71%	552	5.81%	464	6.03%	430	6.43%
- 2005	163	5.74%	670	5.99%	528	6.00%	500	6.44%

Savings accounts are part of the banking activities of the Group, as described in note 18.4.1.10. Due to the nature of these products, policyholders have flexibility to withdraw cash from these savings accounts, with limited restrictions.

The balance of investment contracts with discretionary participation features reflects the excess of the liability over the funded value of the units.

18.22 Investment contracts for account of policyholders

	2006	2005
Investment contracts for account of policyholders [1]	64,097	58,724

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2005	17,283	29,859	47,142
Gross premium and deposits – existing and new business	4,148	4,119	8,267
Withdrawals	(2,694)	—	(2,694)
Interest credited	1,792	4,837	6,629
Technical reserves released	—	(3,198)	(3,198)
Fund charges released	(26)	—	(26)
Net exchange differences	1,599	849	2,448
Other	156	—	156

At December 31, 2005	22,258	36,466	58,724

At January 1, 2006	22,258	36,466	58,724
Gross premium and deposits – existing and new business	3,996	7,459	11,455
Withdrawals	(2,769)	—	(2,769)
Disposals	(1,097)	—	(1,097)
Interest credited	1,822	3,202	5,024
Technical reserves released	—	(6,600)	(6,600)
Fund charges released	(1)	—	(1)
Net exchange differences	(1,008)	806	(202)
Other	(437)	—	(437)

At December 31, 2006	22,764	41,333	64,097

1	Refer to note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

On consolidation of an investment fund, participations held by third parties are classified as liabilities, as opposed to minority interests in equity, if the Group is legally obliged to buy back these participations. A portion of the balance of investment contract liabilities relates to such participations held by third parties, amounting to EUR 910 million (2005: EUR 858 million).

18.23 Borrowings

	2006	2005
Debentures and other loans	4,212	4,293
Bank overdrafts	753	1,239
Short term deposits	26	—

	4,991	5,532

Current	935	1,357
Non-current	4,056	4,175

Total fair value of borrowings	5,081	5,743

Bank overdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS do not permit net presentation of these cash balances and bank overdrafts under the current agreements with these banks.

Debentures and other loans

	Coupon rate	Issue / Maturity	Coupon date	2006	2005
USD 200 million Domestic Debentures [1]	6.75%	1996 /06	Semi-annually	—	170
USD 50 million Zero Coupon Bonds [1]		1982 /07		35	34
USD 100 million Domestic Debentures [1]	9.375%	1996 /08	Semi-annually	77	87
EUR 1,000 million Medium-Term Notes	4.625%	2003 /08	April 16	1,000	1,000
USD 147 million Domestic Debentures [1]	6.4%	1998 /08	Semi-annually	98	102
USD 133 million Zero Coupon Bonds [1]		1982 /10		67	65
USD 200 million Zero Coupon Bonds [1]		1982 /12		72	70
USD 750 million Senior Notes	4.75%	2003 /13	Semi-annually	569	636
EUR 500 million Medium-Term Notes	4.125%	2004 /14	December 8	485	512
EUR 75 million Medium-Term Notes	4.625%	2004 /19	December 9	74	79
USD 500 million Medium-Term Notes [1]	5.75%	2005 /20	December 15	379	434
GBP 250 million Eurobonds	6.125%	1999 /31	December 15	372	365
USD 980 million Variable Funding Surplus Note[2]	Floating	2006 /36	Quarterly	744	—
Other				240	739

				4,212	4,293

1	Issued by subsidiaries of, and guaranteed by AEGON N.V.
2	Issued by a subsidiary of AEGON N.V.

Included in debentures and other loans are EUR 938 million (2005: EUR 1,025 million) relating to borrowings measured at fair value. Proceeds have been swapped, using derivatives, to USD floating-rate. Changes to AEGON’s credit spread had no significant impact on the valuation of these borrowings throughout the year.

	2006	2005
Undrawn committed borrowing facilities:
Floating-rate
- Expiring within one year	247	254
- Expiring beyond one year	2,316	2,607

	2,563	2,861

There were no defaults or breaches of conditions during the period.

18.24 Provisions

	2006	2005
Provisions	262	253

Current	133	230
Non-current	129	23

At January 1	253	280
Additional provisions charged to the income statement	170	161
Acquisition of a subsidiary	15	—
Unused amounts reversed through the income statement	(31)	(13)
Unwinding of discount and change in discount rate	2	—
Used during the year	(134)	(196)
Net exchange differences	(13)	15
Other	—	6

At December 31	262	253

The provisions include litigation provisions and provisions for contingent consideration relating to business combinations.

18.25 Defined benefit plans

	2006	2005
Retirement benefit plans	1,433	1,369
Other post-employment benefit plans	209	237

Total defined benefit plans	1,642	1,606

Retirement benefit plans in surplus	398	409

Total defined benefit assets	398	409

Retirement benefit plans in deficit	1,831	1,778
Other post-employment benefit plans in deficit	209	237

Total defined benefit liabilities	2,040	2,015

Movements during the year in defined benefit plans:

	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005
At January 1	1,369	237	1,606	1,398	237	1,635
Acquisitions through business combinations	11	—	11	—	—	—
Releases	—	—	—	—	—	—
Defined benefit expenses	147	3	150	126	(8)	118
Contributions paid	(52)	—	(52)	(26)	—	(26)
Benefits paid	(75)	(16)	(91)	(68)	(16)	(84)
Net exchange differences	32	(17)	15	(25)	22	(3)
Other	1	2	3	(36)	2	(34)

At December 31	1,433	209	1,642	1,369	237	1,606

The amounts recognized in the balance sheet are determined as follows:

Retirement benefit plans:

	2006	2005
Present value of wholly or partly funded obligations	2,487	2,542
Fair value of plan assets	(2,620)	(2,570)

	(133)	(28)
Present value of wholly unfunded obligations	1,768	1,817
Unrecognized actuarial gains/(losses)	(201)	(420)
Unrecognized past service cost	(1)	—

Total retirement benefit plans	1,433	1,369

Other post-employment benefit plans:

	2006	2005
Present value of wholly or partly funded obligations	4	4
Fair value of plan assets	—	—

	4	4
Present value of wholly unfunded obligations	247	254
Unrecognized actuarial gains/(losses)	(42)	(21)
Unrecognized past service cost	—	—

Total other post-employment benefit plans	209	237

Defined benefit plans:

	2006	2005
Present value of wholly or partly funded obligations	2,491	2,546
Fair value of plan assets	(2,620)	(2,570)

	(129)	(24)
Present value of wholly unfunded obligations	2,015 [1]	2,071 [1]
Unrecognized actuarial gains/(losses)	(243)	(441)
Unrecognized past service cost	(1)	—

Total defined benefit plans	1,642	1,606

1	Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also does not form part of the calculation of defined benefit expenses.

	2006	2005
Fair value of AEGON’s own financial instruments included in plan assets	678	574
Fair value of other assets used by AEGON included in plan assets	—	1

Defined benefit expenses:

	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005
Current year service costs	119	4	123	100	6	106
Interest cost	211	12	223	205	14	219
Expected return on plan assets	(190)	—	(190)	(184)	—	(184)
Actuarial (gains)/losses recognized on present value of defined benefit obligation	6	—	6	2	(28)	(26)
Actuarial (gains)/losses recognized on plan assets	—	—	—	1	—	1
Past service cost	—	(13)	(13)	2	—	2
Losses on curtailment	1	—	1	—	—	—

Total defined benefit expenses	147	3	150	126	(8)	118

	Retirement benefit plans 2004	Other post- employment benefit plans 2004	Total 2004
Current year service costs	92	6	98
Interest cost	194	13	207
Expected return on plan assets	(169)	—	(169)
Actuarial (gains)/losses recognized on present value of defined benefit obligation	—	26	26
Past service cost	5	(1)	4

Total defined benefit expenses	122	44	166

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Actual return on plan assets and reimbursement rights:

Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005
302	—	302	237	(1)	236

Movements during the year of the present value of the defined benefit obligations:

	2006	2005
At January 1	4,617	3,880
Acquired through business combinations	11	—
Current year service costs	123	106
Interest cost	223	219
Contributions by plan participants	4	3
Actuarial (gains)/losses	(62)	260
Benefits paid	(193)	(177)
Past service cost	(13)	2
Settlements and curtailments	—	—
Net exchange differences	(195)	280
Other	(9)	44

At December 31	4,506	4,617

Movements during the year in plan assets for retirement benefit plans:

	2006	2005
At January 1	2,570	2,125
Expected return on plan assets	190	184
Actuarial gains/(losses)	112	58
Contributions by employer	52	26
Contributions by plan participants	4	3
Benefits paid	(102)	(100)
Settlements	—	—
Net exchange differences	(206)	274

At December 31	2,620	2,570

All other post-employment benefits plans are unfunded.

Breakdown of plan assets for retirement benefit plans:

	2006	2005
Equity instruments	1,816	1,839
Debt instruments	686	627
Other	118	104

At December 31	2,620	2,570

All other post-employment benefits plans are unfunded.

Sensitivity of assumed medical cost trend rates:

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

	+ 1%	- 1%	+ 1%	- 1%
	2006	2006	2005	2005
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs	2	(1)	1	(1)
Accumulated post-employment benefit obligation for medical cost	19	(19)	15	(13)

Experience adjustments arising on:

	2006	2005
Plan liabilities	(76)	(28)
Plan assets	112	52

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	99

Estimated future benefits:

	Pension benefits	Other benefits	Total
2007	167	19	186
2008	173	20	193
2009	180	20	200
2010	186	21	207
2011	194	20	214
2012 to 2016	1,068	96	1,164

Defined benefit plans are mainly operated by AEGON USA, AEGON The Netherlands and AEGON UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

AEGON USA

AEGON USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s compensation during the highest five, complete, consecutive years of employment. These defined benefit plans were overfunded by EUR 397 million at December 31, 2006.

AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 146 million.

	2006	2005
Assumptions used to determine benefit obligations at year end:
Discount rate	5.90%	5.65%
Rate of increase in compensation levels	4.50%	4.50%

Assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	5.65%	5.75%
Rates of increase in compensation levels	4.50%	4.50%
Expected long-term rate of return on assets	8.25%	8.25%

The expected return on plan assets is set at the long-term rate expected to be earned based on the long-term investment strategy and the various classes of the invested funds. For each asset class, a long-term asset return assumption is developed taking into account the long-term level of risk of the asset and historical returns of the asset class. A weighted average expected long-term rate was developed based on long-term returns for each asset class and the target asset allocation of the plan.

AEGON USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 144 million.

The principal actuarial assumptions that apply for the year ended December 31, 2006 (that is at January 1, 2006) are as follows:

	2006	2005
Assumed health care trend rates
Health care cost trend rate assumed for next year	8.00%	9.00%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate that it is assumed to remain at	2009	2009

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	53 - 73%
Debt instruments	15 - 35%
Other	0 - 15%

The overall goal of the plans is to maximize total investment returns to provide sufficient funding for the present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. AEGON believes that the asset allocation is an important factor, determining the long-term performance of the plans. From time to time the actual asset allocation may deviate from the desired asset allocation ranges due to different market performance among the various asset categories. If it is determined that rebalancing is required, future additions and withdrawals will be used to bring the allocation to the desired level.

Pension plan contributions were not required for AEGON USA in 2006 or 2005.

AEGON The Netherlands

AEGON The Netherlands has a defined benefit plan. The contributions to the retirement benefit plan of AEGON The Netherlands are paid by both the employees and employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 40,039 per year (as at January 1, 2005) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plan was unfunded by EUR 1,436 million at December 31, 2006. Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also does form part of the calculation of defined benefit expenses.

AEGON The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 61 million at December 31, 2006.

The principal actuarial assumptions that apply for the year ended December 31, 2006 are as follows:

	2006	2005
Discount rate	4.50%	4.00%

Salary increase rate	2.50%	2.50%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%

Health care cost trend rate assumed for next year	2.00%	5.00%
Rate that the cost trend rate gradually declines to	2.00%	2.50%
Year that the rate reaches the rate it is assumed to remain at	N/A	2014

AEGON UK

AEGON UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies effected with Scottish Equitable plc. The scheme is closed to new entrants. Under IAS 19, the defined benefit plan has a deficit of EUR 234 million at December 31, 2006.

For each asset class, a long-term return assumption is derived taking into account market conditions, historical returns (both absolute returns and returns relative to other asset classes) and general forecasts for future returns. Government bonds are taken as providing the return with the least risk. The expected long-term rate of return is calculated as a weighted average of these assumed rates, taking account of the long-term strategic allocation of funds across the different classes adopted by the trustees of the scheme.

The principal actuarial assumptions that apply for the year ended December 31, 2006 are as follows:

	2006	2005
Discount rate	4.80%	5.30%

Salary increase rate	4.10%	4.10%
Pension increase rate	2.60%	2.60%
Price inflation	2.60%	2.60%
Expected long-term return on assets	6.40%	6.94%

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	65 - 71%
Debt instruments	29 - 35%

The target asset allocation is moving over time to a target of 65% equities and 35% bonds.

Other countries

The other countries mostly operate defined contribution plans, with the exception of smaller defined benefit plans in AEGON Canada, AEGON Spain and AEGON Taiwan.

18.26 Deferred revenue liabilities

	2006	2005
At January 1	84	76
Income deferred	17	19
Disposals	(42)	—
Release to income statement	(17)	(13)
Net exchange differences	1	2

At December 31	43	84

18.27 Deferred tax

	2006	2005
Deferred tax assets	3	83
Deferred tax liabilities	2,660	2,674

Total net deferred tax	2,657	2,591

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2005	479	1,401	(1,375)	2,892	(44)	(590)	489	3,252
Acquisitions through business combinations	—	—	—	—	—	—	14	14
Disposals	(5)	(5)	4	—	—	—	7	1
Charged to income statement	81	696	(1,688)	675	30	53	58	(95)
Charged to equity	(16)	(55)	—	(3)	—	(11)	(279)	(364)
Net exchange differences	9	147	(233)	302	13	(37)	14	215
Other	7	(248)	(92)	(92)	12	(19)	—	(432)

At December 31, 2005	555	1,936	(3,384)	3,774	11	(604)	303	2,591

At January 1, 2006	555	1,936	(3,384)	3,774	11	(604)	303	2,591
Acquisitions through business combinations	1	—	—	—	(2)	—	1	—
Disposals	—	—	—	—	—	—	(2)	(2)
Charged to income statement	(10)	(317)	768	445	(1)	46	(407)	524
Charged to equity	66	(374)	121	1	—	(2)	(145)	(333)
Net exchange differences	(9)	(127)	245	(250)	(15)	21	(11)	(146)
Other	(95)	88	(90)	3	(1)	(96)	214	23

At December 31, 2006	508	1,206	(2,340)	3,973	(8)	(635)	(47)	2,657

Deferred tax assets comprise temporary differences on:

	2006	2005
Real estate	(2)	—
Financial assets	(2)	3
Insurance and investment contracts	—	56
Deferred expenses, VOBA and other intangible assets	6	(120)
Defined benefit plans	2	2
Other	(1)	142

At December 31	3	83

Deferred tax liabilities comprise temporary differences on:

	2006	2005
Real estate	506	555
Financial assets	1,204	1,939
Insurance and investment contracts	(2,339)	(3,327)
Deferred expenses, VOBA and other intangible assets	3,979	3,654
Defined benefit plans	(6)	13
Losses	(635)	(604)
Other	(49)	444

At December 31	2,660	2,674

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The netting is reflected in the tables above. Deferred tax liabilities included in a net deferred tax asset position are presented as negative components of the deferred tax asset breakdown. Similarly, deferred tax assets included in a net deferred tax liability position are presented as negative components in the breakdown of the deferred tax liability.

Deferred income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through the future taxable profits is probable. For an amount of EUR 49 million (2005: EUR 10 million) the realization of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

AEGON did not recognize deferred income tax assets in respect of losses amounting to EUR 642 million (2005: EUR 474 million) that can be carried forward to future taxable income. Losses amounting to EUR 83 million (2005: EUR 322 million) can be carried forward indefinitely; losses amounting to EUR 517 million (2005: EUR 137 million) will expire within the next five years; losses amounting to EUR 42 million (2005: EUR 11 million) will expire in five to ten years; and no losses (2005: EUR 4 million) will expire in ten to fifteen years.

Deferred income tax liabilities have not been recognized for withholding taxes and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures, since such amounts are permanently reinvested. Unremitted earnings totaled EUR 1,810 million (2005: EUR 1,741 million). All deferred taxes are non-current by nature.

18.28 Other liabilities

	2006	2005
Payables due to policyholders	675	324
Payables due to brokers and agents	2,868	1,127
Payables out of reinsurance	1,014	1,460
Social security and taxes payable	63	54
Income tax payable	373	458
Investment creditors	473	255
Cash collateral	9,960	4,616
Repurchase agreements	806	—
Share appreciation rights	79	66
Other creditors	1,423	2,373

	17,734	10,733

Current	16,856	9,636
Non-current	878	1,097

Fair value	17,706	9,598

Refer to note 18.40 for a description of share appreciation rights and related expenses.

18.29 Accruals

	2006	2005
Accrued interest	292	355
Accrued expenses	141	203

	433	558

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

18.30 Premium income and premiums to reinsurers

	General account		For account of policyholders		Total
	Gross	Reinsurance	Gross	Reinsurance	Gross	Reinsurance
2006
LIFE INSURANCE
Recurring	6,437	238	4,380	47	10,817	285
Single	2,782	965	8,169	83	10,951	1,048

Total life insurance premiums	9,219	1,203	12,549	130	21,768	1,333

NON-LIFE					2,802	338

TOTAL					24,570	1,671

2005
LIFE INSURANCE

Recurring	6,205	238	4,328	46	10,533	284
Single	1,751	811	3,795	113	5,546	924

Total life insurance premiums	7,956	1,049	8,123	159	16,079	1,208

NON-LIFE					2,803	346

TOTAL					18,882	1,554

2004
LIFE INSURANCE

Recurring	5,542	216	4,213	48	9,755	264
Single	1,936	821	3,584	78	5,520	899

Total life insurance premiums	7,478	1,037	7,797	126	15,275	1,163

NON-LIFE					3,054	400

TOTAL					18,329	1,563

18.31 Investment income

	2006	2005	2004
Interest income	9,011	8,967	8,426
Dividend income	1,186	868	796
Rental income	179	102	115

	10,376	9,937	9,337

Investment income related to general account	7,467	7,031	6,547
Investment income for account of policyholders	2,909	2,906	2,790

	10,376	9,937	9,337

Investment income from:
- Shares	1,186	868	796
- Bonds and money market instruments	7,591	7,522	6,894
- Loans	1,231	1,303	1,203
- Real estate	179	102	115
- Other	189	142	329

	10,376	9,937	9,337

Included in interest income is EUR 28 million (2005: EUR 37 million and 2004: EUR 39 million) in respect of interest income accrued on impaired financial assets.

18.32 Fee and commission income

	2006	2005	2004
Fee income from asset management	686	611	522
Sales commissions	440	386	268
Commissions from intermediary activities	233	197	218
Other	306	250	295

	1,665	1,444	1,303

18.33 Other revenues

	2006	2005	2004
Other revenues	4	73	331

Other revenues relate to non-core activities.

18.34 Net fair value and foreign exchange gains and losses

	2006	2005	2004
Net fair value and foreign exchange gains	837	698	206
Net fair value and foreign exchange losses	127	385	199

	710	313	7

Net fair value and foreign exchange gains comprise:
Positive fair value changes of general account financial assets and liabilities at fair value through profit or loss, other than derivatives	817	472	172
Positive fair value changes of derivatives	13	53	25
Positive foreign currency results	7	173	9

	837	698	206

Net fair value and foreign exchange losses comprise:
Negative fair value changes of general account financial assets and liabilities at fair value through profit or loss, other than derivatives	1	27	4
Negative fair value changes of derivatives	87	257	12
Negative foreign currency results	30	89	87
Impairment charges on non-financial assets and receivables	9	12	96

	127	385	199

18.35 Net gains and losses on investments for account of policyholders

	2006	2005	2004
Net gains on investments for account of policyholders	9,313	11,340	5,873
Net losses on investments for account of policyholders	1,174	2	13

	8,139	11,338	5,860

Investments for account of policyholders comprise of financial assets, investments in real estate and real estate for own use. Refer to note 18.8 for further information. Financial assets for account of policyholders are classified as at fair value through profit or loss.

Investment income on investments for account of policyholders is included in investment income. Refer to note 18.31 for further information.

Net gains on investments for account of policyholders comprise:

	2006	2005	2004
Positive fair value changes of for account of policyholder financial assets at fair value through profit or loss	9,126	11,240	5,820
Positive fair value changes of investments in real estate for account of policyholders	187	100	53

	9,313	11,340	5,873

Net losses on investments for account of policyholders comprise:
	2006	2005	2004
Negative fair value changes of for account of policyholder financial assets at fair value through profit or loss	1,174	2	13

18.36 Net gains and losses on investments

	2006	2005	2004
Net gains on investments	1,065	1,269	1,290
Net losses on investments	526	112	87

	539	1,157	1,203

Net gains on investments comprise:
Net gains on investments	942	927	869
Positive ineffective portion of hedge transactions	16	31	39
Fair value gains on economic hedges for which no hedge accounting is applied	107	311	372
Realized gains on repurchased debt	—	—	10

	1,065	1,269	1,290

Net losses on investments comprise:
Net losses on investments	201	—	86
Negative ineffective portion of hedge transactions	13	—	—
Realized losses on repurchased debt	12	—	—
Fair value losses on economic hedges for which no hedge accounting is applied	300	112	1

	526	112	87

Net gains and losses on investments from:
- Shares	623	389	353
- Bonds and money market instruments	(10)	332	352
- Loans	61	115	95
- Real estate	135	222	103
- Other	(68)	(131)	(120)

Total net gains and losses on investments	741	927	783

18.37 Other income

	2006	2005	2004
Other income	11	176	138

Other income in 2005 relates to the sale of Seguros Generales, the general insurance company in Spain. The corresponding amount in 2004 relates to the gain on the sale of businesses of Transamerica Finance Corporation.

18.38 Policyholder claims and benefits

	2006	2005	2004
Claims and benefits paid to policyholders	21,197	16,025	11,266
Change in valuation of liabilities for insurance and investment contracts	14,070	18,601	16,072

	35,267	34,626	27,338

18.39 Profit sharing and rebates

	2006	2005	2004
Amortization of interest rate rebates	48	56	59
Surplus interest bonuses	16	21	24
Profit appropriated to policyholders	69	94	73

	133	171	156

18.40 Commissions and expenses

	2006	2005	2004
Commissions	3,444	3,317	3,051
Employee expenses	1,821	1,662	1,784
Administration expenses	1,236	1,281	1,208
Deferred expenses	(1,973)	(1,980)	(1,735)
Amortization of deferred expenses	1,286	955	1,103
Amortization of VOBA and future servicing rights	271	287	373

	6,085	5,522	5,784

Included in administration expenses above is depreciation amounting to EUR 112 million (2005: EUR 125 million and 2004: EUR 264 million) that relates to equipment, software and real estate held for own use. The direct operating expenses relating to investments in real estate that generated rental income was EUR 32 million (2005: EUR 33 million and 2004: EUR 25 million). Minimum lease payments recognized as expense amounted to EUR 6 million.

Employee expenses

	2006	2005	2004
Salaries	1,206	1,139	1,193
Post-employment benefit costs	178	124	182
Social security charges	140	185	197
Other personnel costs	258	171	198
Share appreciation rights and share options	39	43	14

	1,821	1,662	1,784

Share appreciation rights and share options

Senior executives of AEGON companies, as well as other AEGON employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2006, 2005 and 2004 vest after three years and can only be exercised during the four years after the vesting date. The rights and options granted in 2003 and 2002 vest after two years and can only be exercised during the five years after the vesting date. The plan for 2001 can be exercised three years after being granted and then during a period of two years. Vesting and exercisability depend on continuing employment of the individual employee to which the rights and options have been granted. Option plans are settled in equity, whilst stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

Plans for share appreciation rights and share options can only be established with prior consent of the annual General Meeting of Shareholders. If, subsequently, the Executive Board decides to implement such plans, that decision has to be approved by the Supervisory Board. Options granted pursuant to the purchase agreement with Providian have various expiration dates. The options granted in 1997 to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, with the latest period ending in August 2008.

In compliance with regulations under Dutch law, share appreciation rights and share options cannot be exercised in blackout periods.

Share appreciation rights

The following tables present the movements in number of share appreciation rights outstanding (SARs), as well as the breakdown by year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2005	46,952,150	22.24	3.43	30
Granted	4,575,600	10.86
Exercised	(3,843,148)	6.33
Forfeited	(2,822,552)	16.06
Expired	(10,609,700)	34.50

Outstanding at January 1, 2006	34,252,350	19.22	3.62	79

Granted	244,300	14.00
Exercised	(1,249,899)	6.30
Forfeited	(2,162,563)	18.86
Expired	(7,218,300)	34.84

Outstanding at December 31, 2006	23,865,888	15.15	3.55	77
Exercisable at December 31, 2006	11,416,518	19.98	2.50	31

The weighted average share price at which the share appreciation rights were exercised in 2006 is EUR 14.51 (2005: EUR 11.06).

SARs	Original number granted	Outstanding January 1, 2006	December 31, 2006	Exercise price in EUR	Exercise period
2001	11,288,800	7,299,700	0	34.84	until March 13, 2006
2002	11,555,700	8,643,200	7,655,067	26.70	until March 12, 2009
2003	11,447,300	5,038,700	3,761,451	6.30	until March 11, 2010
2004	11,574,850	8,994,850	8,212,248	10.56	until March 17, 2011
2005	4,575,600	4,275,900	4,010,322	10.86	until March 8, 2012
2006	244,300	—	226,800	14.00	until March 14, 2013

	50,686,550	34,252,350	23,865,888

The following assumptions are used in estimating the fair value of share appreciation rights at December 31:

	2006	2005	2004
Volatility	26.3%	26%	28.7%
Expected dividend yield	3.99%	3.12%	4.19%
Expected term (in years)	5.68	5.22	5.60
Risk-free rate	3.87%	3.36%	3.54%
AEGON share price at year end	14.44	13.75	10.03

Refer to note 18.3 for a description of the method used to estimate the fair value and a description of the significant assumptions.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. Refer to note 18.28 for details. The costs related to the share appreciation rights amount to EUR 26 million (2005: EUR 40 million and 2004: EUR 14 million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share options

The following tables present the movements in number of share options, as well as the breakdown by year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2005	1,013,198	17.30	2.33	1
Granted	5,586,160	10.86
Exercised	(160,150)	9.40
Forfeited	(410,100)	10.86
Expired	—	—

Outstanding at January 1, 2006	6,029,108	12.09	5.56	16

Granted	9,149,500	14.00
Exercised	(211,512)	9.84
Forfeited	(1,047,841)	13.78
Expired	—	—

Outstanding at December 31, 2006	13,919,255	13.25	5.64	21
Exercisable at December 31, 2006	491,852	23.33	1.05	0

The weighted average share price at which the share options were exercised in 2006 is EUR 13.28 (2005: EUR 11.14).

Share options	Original number granted	Outstanding January 1, 2006	December 31, 2006	Exercise price in EUR		Exercise period
Providian	7,204,384	853,048	491,852	23.33	[1]	until August 6, 2008
2005	5,586,160	5,176,060	4,768,060	10.86		until March 8, 2012
2006	9,149,500		8,659,343	14.00		until March 14, 2013

	21,940,044	6,029,108	13,919,255

[1]	Weighted average exercise price of the outstanding share options in USD calculated at the closing rate.

The following assumptions are used in estimating the fair value of share options at the grant date:

	2006	2005	2004
Volatility	28.0%	26.3%	33.0%
Expected dividend yield	4.23%	4.19%	4.19%
Expected term (in years)	6.46	6.57	6.13
Risk-free rate	3.47%	3.74%	3.64%
Exercise price	14.00	10.86	10.56

The costs related to the share options amount to EUR 13 million (2005: EUR 3 million and 2004: nil) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share appreciation rights and share options

The fair value of a share appreciation right or share option at the grant date in 2006 amounted to EUR 3.14 (2005: EUR 2.32 and 2004: EUR 2.73). These amounts are equal to the weighted average fair value for the respective years.

The total intrinsic value of share options exercised and SARs paid during 2006 amounts to EUR 11 million (2005: EUR 17 million and 2004: nil).

At December 31, 2006, the total compensation cost related to non-vested awards not yet recognized is estimated at EUR 27 million. The weighted average period over which it is expected to be recognized is 1.5 years.

No cash is received from exercise of share options during 2006, 2005 and 2004. Cash used to settle share appreciation rights amounts to EUR 10 million in 2006 (2005: EUR 18 million and 2004: nil).

The exposure from the issued share appreciation rights and share options is economically hedged by a position in treasury shares. At December 31, 2006 AEGON N.V. held 26,123,865 of its own common shares with a face value of EUR 0.12 each by virtue of acquisitions for this purpose.

There have been no modifications to the plans during the financial year.

The breakdown of the share appreciation rights and share options granted in 2006 is as follows: Executive Board nil, other senior executives 4,009,800 and other employees 5,384,000 (2005: nil; 4,711,960 and 5,449,800 and 2004: 200,000; 4,498,250 and 6,876,600).

Refer to note 18.53 for detailed information about the SARs/share options and the shares and options conditionally granted to the Executive Board.

18.41 Impairment charges/(reversals)

	2006	2005	2004
Impairment charges on financial assets, excluding receivables	142	147	275
Impairment reversals on financial assets, excluding receivables	(118)	(160)	(79)
Impact of impairments on the valuation of insurance assets and liabilities	—	(1)	(13)

	24	(14)	183

Impairment charges from:
- Shares	36	20	30
- Bonds and money market instruments	80	91	229
- Loans	15	33	9
- Other	11	3	7

Total impairment charges	142	147	275

Impairment reversals from:
- Bonds and money market instruments	103	139	80
- Loans	15	21	(1)

Total impairment reversals	118	160	79

18.42 Interest charges and related fees

	2006	2005	2004
Capital securities	29	32	32
Subordinated loans	14	22	31
Borrowings	252	256	335
Other	67	63	—

	362	373	398

18.43 Other charges

	2006	2005	2004
Other charges	1	3	218

In February 2005, AEGON settled legal proceedings brought by Banque Internationale à Luxembourg S.A. (BIL) and Dexia Bank Belgium S.A. (Dexia) in connection with AEGON’s sale in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia had alleged that AEGON had made certain misrepresentations and breached certain warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties related to securities leasing products sold by Labouchere. Without admitting the claims brought by BIL and Dexia, AEGON agreed to pay EUR 218 million in cash to BIL and Dexia in full and final settlement of all and any claims in this regard. The settlement amount was paid on February 14, 2005.

18.44 Income tax

	2006	2005	2004
Current tax
- Current year	304	751	437
- Adjustments to prior year	(27)	(5)	(17)

	277	746	420
Deferred tax (refer to note 18.27)
- Origination / (reversal) of temporary differences	616	(14)	42
- Changes in tax rates/bases	(51)	(23)	(35)
- Recognition of previously unrecognized tax loss/tax credit	(65)	(66)	1
- Write off / (reversal of write off) of deferred tax assets	25	8	1

	802	651	429

Reconciliation between standard and effective income tax:

	2006	2005	2004
Income before tax	3,971	2,796	2,441
Income tax calculated using weighted average applicable statutory rates	1,272	959	834

Difference due to the effects of:
- Non-taxable income	(247)	(229)	(373)
- Non-tax deductible expenses	22	8	79
- Changes in tax rate/base	(51)	(24)	(35)
- Different tax rates on overseas earnings	(34)	(15)	(19)
- Tax credits	(122)	(143)	(71)
- Other taxes	94	164	28
- Adjustments to prior years	(90)	(5)	(17)
- Origination and change in contingencies	(40)	—	—
- Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences	(12)	(66)	1
- Non-recognition of deferred tax assets	47	2	3
- Tax effect of profit/losses from associates	(2)	1	—
- Other	(35)	(1)	(1)

	802	651	429

The weighted average applicable tax rate is 32.0% (2005: 34.3% and 2004: 34.2%). The change from 2005 to 2006 is due to a change in the profitability of the countries and a change in applicable statutory tax rates. The Dutch statutory tax rate has changed from 31.5% in 2005 to 29.6% in 2006 (2004: 34.5%). The rate will decrease to 25.5% in 2007. In Spain, the corporate tax rate of 35% will be reduced in 2007 (to 32.5%) and 2008 (to 30%). In the Czech Republic the corporate tax rate is 24% in 2006 (2005: 26%). In Hungary the so called solidarity tax was introduced at a rate as of 4% as at September 1, 2006 in addition to the already existing corporate tax rate of 16%. The solidarity tax is imposed on the Hungarian accounting profit before tax adjusted for specific items. The general corporate income tax rate of 21% for Canada will be reduced in 2008 to 20.5%, in 2009 to 20% and in 2010 to 19%.

18.45 Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared and accrued coupons on perpetuals, by the weighted average number of ordinary shares, excluding ordinary shares purchased by the company and held as treasury shares (refer to note 18.15).

	2006	2005	2004
Net income attributable to equity holders	3,169	2,147	2,010
Dividends on preferred shares	(80)	(79)	(95)
Coupons on perpetuals	(143)	(132)	(84)

Net income attributable to ordinary shareholders for basic earnings per share calculation	2,946	1,936	1,831

Weighted average number of ordinary shares (thousands)	1,578,631	1,548,346	1,503,127

Basic earnings per share (EUR per share)	1.87	1.25	1.22

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for the dilutive effect of share options. For the purpose of calculating diluted earnings per share, AEGON assumed that all dilutive share options have been exercised at the exercise price, or adjusted exercise price if necessary. The proceeds are regarded as having been received from the issue of ordinary shares at the average market price of the AEGON N.V. share during the year. The difference between the number of dilutive options issued and the number of ordinary shares that would have been issued at the average market price has been treated as an issue of ordinary shares for no consideration.

The number of share options that has not been included in the weighted average number of ordinary shares used in the calculation of diluted earnings per share, because these share options were anti-dilutive for the periods presented, amounted to 9,151,195 (2005: 853,048 and 2004: 1,013,198). The exercise prices of these share options range from EUR 23.33 to EUR 14.00.

	2006	2005	2004
Net income attributable to equity holders	3,169	2,147	2,010
Dividends on preferred shares	(80)	(79)	(95)
Coupons on perpetuals	(143)	(132)	(84)

Net income attributable to ordinary shareholders for diluted earnings per share calculation	2,946	1,936	1,831

Weighted average number of ordinary shares (thousands)	1,578,631	1,548,346	1,503,127
Adjustments for:
- Share options (thousands)	1,072	201	—

Weighted average number of ordinary shares for diluted earnings per share calculation (thousands)	1,579,703	1,548,547	1,503,127

Diluted earnings per share (EUR per share)	1.86	1.25	1.22

18.46 Dividend per share

The dividend per share paid in 2006 (interim 2006 and final 2005) and 2005 (interim 2005 and final 2004) were EUR 0.47 and EUR 0.43 respectively. A final dividend in respect of book year 2006 of EUR 0.31 per share, resulting in a total dividend of EUR 0.55 per share for 2006, is to be proposed at the Annual General Meeting of Shareholders on April 25, 2007. These financial statements do not reflect the proposed final dividend payable.

18.47 Capital and solvency

AEGON’s capital base reflects the capital employed in insurance activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON targets its capital base to comprise at least 70% shareholders equity (excluding the revaluation reserve), 25% perpetual capital securities (consisting of junior perpetual capital securities and perpetual cumulative subordinated bonds) and a maximum of 5% dated subordinated and senior debt related to insurance activities.

The table that follows reconciles total shareholders’ equity to the total capital base:

	2006	2005
Total shareholders’ equity	18,605	18,715
Junior perpetual capital securities	3,447	2,809
Perpetual cumulative subordinated bonds	567	567
Share options not yet exercised	18	3
Minority interest	16	15
Trust pass-through securities	123	437
Subordinated borrowings	34	284
Borrowings	4,991	5,532
Borrowings not related to capital funding of insurance activities	(3,518)	(3,473)

Total capital base	24,283	24,889

Borrowings not related to capital funding of insurance activities mainly include operational funding of US regulation XXX and guideline AXXX redundant reserves, funding of mortgage warehousing activities, short-term funding of cash and collateral management activities, and the proportional amount of other borrowings not immediately deployed for capital management activities. In the ordinary course of business, AEGON NV may at times have borrowings, which are offset by cash and cash equivalents available for future capital management activities, such as funding capital contributions in its subsidiaries, redemption of borrowings or payment of dividends to its shareholders. The Total Capital Base is a non-IFRS measure, as IFRS does not permit separate presentation of borrowings based on the deployment of the proceeds.

Both insurance and banking companies are required to maintain a minimum solvency margin based on local directives. AEGON’s insurance subsidiaries in the United States are subject to risk-based standards established by the National Association of Insurance Commissioners. At December 31, 2006, the combined risk-based capital ratio of AEGON’s life insurance subsidiaries in the United States was 365%. Under the Insurance Industry Supervision Act 1993 in the Netherlands, life insurance companies are required to maintain equity of among others 4% of general account technical reserves and, in case of no interest guarantee, 1% of technical reserves with investments for account of policyholders plus 0.3% of the amount at risk under the insurance policies for life insurers. The Financial Services Authority regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum standards for capital adequacy and solvency.

The required solvency margin shown in the table that follows is the sum of the individual margins of all AEGON’s insurance and banking companies based on European directives implemented in Dutch legislation. Liability capital available includes shareholders’ equity, capital securities and subordinated loans of the Group. The solvency position of the Group has been outlined in the following table:

	2006	2005
Liability capital of the Group	23,342	23,391
Required solvency margin	8,503	8,613
Solvency surplus	14,839	14,778
Solvency as a percentage of required solvency margin	275	272

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At December 31, 2006, the issued and outstanding capital is EUR 255 million, the reserves required by law amount to EUR 1,521 million and EUR 16,796 million is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

18.48 Summary of total financial assets and financial liabilities at fair value through profit or loss

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

	Trading 2006	Designated 2006	Trading 2005	Designated 2005
Investments for general account	785	8,763	774	9,965
Investments for account of policyholders	—	133,060	—	126,141
Derivatives with positive values not designated as hedges	1,233	—	1,498	—

Total financial assets at fair value through profit or loss	2,018	141,823	2,272	136,106
Investment contracts	—	167	—	223
Investment contracts for account of policyholders	—	22,764	—	22,258
Derivatives with negative values not designated as hedges	1,137	—	1,368	—
Borrowings	—	938	—	1,025

Total financial liabilities at fair value through profit or loss	1,137	23,869	1,368	23,506

Investments for general account

The Group manages certain portfolios on a total return basis which have been designated as at fair value through profit or loss. This includes portfolio of investments in limited partnerships and limited liability companies (primarily hedge funds) for which the performance is assessed internally on a total return basis. In addition some investment that include an embedded derivative that would otherwise have required bifurcation, such as convertible instruments, preferred shares and credit linked notes, have been designated as at fair value through profit or loss.

Investment for general account backing insurance and investment liabilities that are carried at fair value with changes in the fair value recognized in the income statement are designated as at fair value through profit or loss. Classification of the financial assets as available-for sale would result in accumulation of unrealized gains and losses in a revaluation reserve within equity whilst changes to the liability would be reflected in net income (accounting mismatch). Therefore the Group elected to designate these investments for account of policyholders as at fair value through profit or loss.

Investments for account of policyholders

Investments held for account of policyholders comprise assets that are linked to various insurance and investment contracts for which the financial risks are borne by the customer. Under the Group’s accounting policies these insurance and investment liabilities are measured at the fair value of the linked assets with changes in the fair value recognized in the income statement. To avoid an accounting mismatch the linked assets have been designated as at fair value through profit or loss.

In addition the investment for account of policyholders include with profit assets, where an insurer manages these assets together with related liabilities on a fair value basis in accordance with a documented policy of asset and liability management. In accordance with Group’s accounting policies, these assets have been designated as at fair value through profit or loss.

Investment contracts

Investment contracts that have been designated as at fair value through profit or loss include contracts that are considered to contain an embedded derivative that requires measurement at fair value through profit or loss, such as equity-linked or pass-through investment performance features and total return swaps. For consistency, the underlying portfolio has been designated as at fair value through profit or loss. Also contracts that contain embedded derivatives that can not be reliably bifurcated are carried at fair value, such as a fixed annuity issued by AEGON USA containing an investment performance pass-through feature subject to a cumulative minimum guarantee.

Investment contracts for account of policyholders

With the exception of the financial liabilities with discretionary participating features that are not subject to the classification and measurement requirements for financial instruments, all investment contracts for account of policyholders that are carried at fair value or at the fair value of the linked assets are included in the table above.

Derivatives

With the exception of derivatives designated as a hedging instrument, all derivatives held for general account and held for account of policyholders are included in the table above.

Borrowings

Borrowings designated as at fair value through profit or loss include financial instruments that are managed on a fair value basis together with related financial assets and financial derivatives.

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	Trading 2006	Designated 2006	Trading 2005	Designated 2005
Net gains	543	9,520	666	11,410
Net losses	401	1,161	267	131

No loans and receivables were designated as at fair value through profit or loss.

Changes in the fair value of financial liabilities designated as at fair value through profit or loss were not attributable to changes in credit risk. There are also no differences between the carrying amounts of these financial liabilities and the contractual amounts payable at maturity (net of surrender penalties).

18.49 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2007. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2006		2005
	Purchase	Sale	Purchase	Sale
Real estate	2	(1)	2	(5)
Mortgage loans	826	—	559	—
Bonds	1	(2)	11	(12)
Private loans	679	—	441	—
Other	1,346	(2)	1,420	—

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

Other commitments and contingencies

	2006	2005
Guarantees	166	146
Standby letters of credit	105	34
Share of contingent liabilities incurred in relation to interests in joint ventures	615	676
Other collateral and guarantees	70	12
Other commitments and contingent liabilities	57	81

Guarantees include those given on account of asset management commitments and guarantees associated with the sale of investments in low-income housing tax credit partnerships in the United States.

Standby letters of credit amounts reflected above are the liquidity commitment notional amounts.

In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.

AEGON N.V. has entered into a net worth maintenance agreement with its indirect subsidiary AEGON Financial Assurance Ireland Limited (AFA), pursuant to which AEGON N.V. will cause AFA to have a tangible net worth of at least 3% of its total liabilities under financial guaranty policies which it issues up to a maximum of EUR 3 billion.

On November 1, 2006, AEGON entered into an agreement to acquire 100% of the outstanding common shares of Clark Inc. (Clark), a public company specializing in the sale of corporate-owned life insurance, bank-owned life Insurance and other benefit programs. The acquisition is expected to be closed in March 2007, after the publication date of the 2006 financial statements. The estimated aggregate purchase price is approximately EUR 263 million, consisting of EUR 208 million cash consideration, EUR 34 million of Clark debt assumed by AEGON, the EUR 21 million cost basis of Clark common stock already owned by AEGON and transaction costs. In addition, a Clark management group will acquire from AEGON some of Clark’s other business segments, not considered core to AEGON for EUR 41 million. Currently AEGON holds a 13% interest in Clark.

In December 2006, AEGON and Ranbaxy Promoter Group agreed to jointly establish a life insurance and an asset management undertaking in India. The ventures will be incorporated by AEGON and Religare, the financial services division of Ranbaxy Promoter Group. The transactions are expected to be completed in the second half of 2007.

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies AEGON USA, Inc., Commonwealth General Corporation and Transamerica Corporation (EUR 2,528 million). At December 31, 2006, there were no amounts due and payable.

•

Due and punctual payment of payables by the consolidated group companies AEGON Funding Corp., Commonwealth General Corporation, Transamerica Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 1,025 million), as well as payables with respect to a derivative transaction of Transamerica Corporation (nominal amount EUR 744 million).

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2006.

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products in the Netherlands. The products involved include securities leasing products and unit linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). AEGON has established adequate litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations and regulatory activity by various governmental and enforcement authorities concerning certain practices. AEGON subsidiaries have received inquiries from local authorities in various jurisdictions including the United States, the United Kingdom and the Netherlands. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

Future lease payments

	Not later than 1 year	1-5 years	2006 Later than 5 years	Not later than 1 year	1-5 years	2005 Later than 5 years
Finance lease obligations	2	2	—	—	—	—
Operating lease obligations	89	321	363	101	320	286
Operating lease rights	27	84	20	38	87	12

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancellable subleases is EUR 13 million.

The operating lease rights relate to non-cancellable commercial property leases.

18.50 Collateral

AEGON pledges investment securities that are on its balance sheet related to certain other transactions that it enters into that create liabilities, such as reverse repurchase agreements and other transactions involving funding agreements. The amount of collateral pledged may vary as the fair value of the securities changes since these agreements require certain minimum maintenance levels.

AEGON receives collateral related to securities lending transactions. The collateral received is typically in the form of cash and is invested in pre-designated high quality investment strategies. The collateral is typically greater than the market value of the related securities loaned and is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount. AEGON is obligated to return the collateral upon termination of the lending arrangement.

AEGON can receive or pledge collateral relative to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral. The amount of collateral will vary with the market value changes of the derivative contracts. Cash is normally received as collateral and a portion of this cash collateral has been rehypothecated to other parties to serve as collateral. Securities that may be received, other than cash that has been rehypothecated, are reported on the consolidated balance sheet at fair value. Cash that is pledged to counterparties is removed from the balance sheet. AEGON is obligated to return the collateral to the original counterparty upon termination of the derivative contract.

AEGON has entered into asset lending transactions for which the collateral is held by a third party and will only be released to AEGON on default by the counterparty. This collateral is not recognized in the balance sheet.

Assets pledged as collateral

The following table summarizes the carrying amounts on the balance sheet of financial assets pledged as collateral. Collateral paid as part of share borrowing or reverse repurchase transactions are included in this information.

	2006	2005
Financial assets pledged for liabilities	4,547	3,395
Other financial assets pledged as collateral	121	103

When AEGON pays cash collateral as part of security borrowing or reverse repurchase transactions, an asset is recorded to receive back the cash pledged. The balance of these receivables, as also reflected in note 18.13, are as follows:

	2006	2005
Cash collateral paid as part of security borrowing	34	—
Cash collateral pledged on reverse repurchase agreements	4	23

AEGON does not account for the receipt of the securities, as the Group does not have economic ownership. When collateral takes the form of non-cash, AEGON does not account for the delivery of instruments as collateral, or for the securities received, as there is no change in economic ownership.

Assets accepted as collateral

Details of collateral accepted that the Group is permitted to sell or repledge in the absence of default by the owner of the collateral are as follows:

	2006	2005
Fair value of financial assets accepted as collateral	9,960	4,616
Repurchase agreements	806	—

As part of security lending and repurchase agreements, AEGON received EUR 23 billion (2005: EUR 22 billion) of cash and non cash collateral. For cash collateral received, AEGON recognized a liability to repay the cash, which is included in other liabilities in note 18.28, for the following amounts:

	2006	2005
Cash collateral repayable on security lending and repurchase agreements	9,315	3,917

18.51 Business combinations

Acquisitions

In September 2006 AEGON The Netherlands acquired the remaining 55% of the Unirobe shares. The distribution activities of the Dutch operations are placed under the Unirobe Meeùs Group. No operations have been disposed off as a result of the combination. The cost of acquiring the remaining 55% of the shares was EUR 59 million, which was paid in cash. In total an amount of EUR 96 million was paid to acquire the 100% interest. At the acquisition date assets and liabilities were recognized for EUR 186 million and EUR 134 million respectively which included a cash position of EUR 0 million. Since the acquisition date, Unirobe has contributed EUR 5 million to the net income of AEGON. The acquisition resulted in the recognition of EUR 49 million goodwill, of which EUR 18 million had previously been included in the measurement of the interest held in Unirobe as an associate. Goodwill reflects the commission income that is expected to be generated by Unirobe in future years.

In November 2005, AEGON signed a strategic partnership agreement with the Spanish savings bank Caja de Ahorros de Navarra (CN) under which AEGON acquired a 50% stake in CN’s life insurance and pensions subsidiary, Seguros Navarra S.A. The acquisition of 50% of Seguros Navarra S.A. took place in two tranches. In the fourth quarter of 2005, 15% was acquired, followed by another 35% in 2006. The acquisition date was April 30, 2006 when approval was obtained from the Spanish and European regulatory authorities. The final price of the acquisition was EUR 61 million, fully paid in cash. The total assets of the joint venture at the acquisition date amounted to EUR 476 million, of which EUR 2 was cash and cash equivalents. CN is entitled to a contingent earn-out payment, the amount of which is dependent on the business’ performance over the coming five years. AEGON has provided for the expected future payment on a discounted basis (EUR 60 million at December 31, 2006). As a consequence of the acquisition goodwill of EUR 91 million was reported.

In October 2005, AEGON and the Spanish savings bank Caja Badajoz (CB), have reached an agreement to establish a 50/50 joint venture to sell life insurance, accident insurance and pension products through the branch network of CB. The new entity, Caja Badajoz Vida y Pensiones, Sociedad Anónima de Seguros, has been set up with a capital amounting to EUR 11 million of which 50% has been paid in. The remaining 50% shall be paid in within the next 2 years. At the end of the fifth year of the joint venture, CB is entitled to a contingent earn-out payment. AEGON has provided for the expected future payment on a discounted basis (EUR 21 million at December 31, 2006). As a consequence of the acquisition goodwill of EUR 20 million was reported.

AEGON acquired 100% of the shares of Nationwide Towarzystwo Ubezpieczen na Zycie S.A. (Nationwide Poland) in early October 2005 and consolidated the business as of October 1, 2005. AEGON also acquired an investment advisor company, Westcap Investors, LLC during 2005. These business combinations did not have a material impact on the consolidated financial statements of the Group.

Disposals

During 2006 AEGON sold its interest in Scottish Equitable International S.A. for EUR 29 million, together with an earn-out arrangement. The cash and cash equivalents held at the end of March by Scottish Equitable International S.A. prior to the sale was EUR 20 million. The acquiring company, La Mondiale Participations S.A. is a 35% associate of AEGON. 35% of the gain on the sale was eliminated on consolidation.

18.52 Group companies

Subsidiaries

The principal subsidiaries of the parent company AEGON N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by AEGON is equal to the shareholdings.

Americas

AEGON USA, Inc., Cedar Rapids, Iowa (United States)

Commonwealth General Corporation, Wilmington, Delaware (United States)

Life Investors Insurance Company of America, Cedar Rapids, Iowa (United States)

Monumental Life Insurance Company, Baltimore, Maryland (United States)

Peoples Benefit Life Insurance Company, Cedar Rapids, Iowa (United States)

Stonebridge Casualty Insurance Company, Columbus, Ohio (United States)

Stonebridge Life Insurance Company, Rutland, Vermont (United States)

Transamerica Corporation, Wilmington, Delaware (United States)

Transamerica Financial Life Insurance Company, Inc., Purchase, New York (United States)

Transamerica Life Canada, Toronto, Ontario (Canada)

Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)

Transamerica Occidental Life Insurance Company, Cedar Rapids, Iowa (United States)

Veterans Life Insurance Company, Springfield, Illinois (United States)

Western Reserve Life Assurance Co. of Ohio, Columbus, Ohio (United States)

The Netherlands

AEGON Bank N.V., Utrecht

AEGON Financiële Diensten B.V., The Hague

AEGON International N.V., The Hague

AEGON Derivatives N.V., The Hague

AEGON Investment Management B.V., The Hague

AEGON Levensverzekering N.V., The Hague

AEGON NabestaandenZorg N.V., Groningen

AEGON Nederland N.V., The Hague

AEGON Schadeverzekering N.V., The Hague

AEGON Spaarkas N.V., The Hague

AEGON Vastgoed Holding B.V., The Hague

Spaarbeleg Kas N.V., Utrecht

TKP Pensioen B.V., Groningen

Unirobe Meeùs Groep B.V., The Hague

United Kingdom

AEGON Asset Management UK plc, London

AEGON UK Distribution Holdings Ltd., London

AEGON UK plc, London

Guardian Assurance plc, Lytham St Annes

Guardian Linked Life Assurance Limited, Lytham St Annes

Guardian Pensions Management Limited, Lytham St Annes

HS Administrative Services Limited, Chester

Scottish Equitable International Holdings plc, London

Scottish Equitable plc, Edinburgh

Other countries

AEGON España S.A., Madrid (Spain) (99.98%)

AEGON Life Insurance (Taiwan) Inc., Taipei (Taiwan)

AEGON Magyarország Általános Biztosító Zrt., Budapest (Hungary)

AEGON Pension Fund Management Company Slovakia, Bratislava (Slovakia)

AEGON Pojistóvna a.s., Prague (Czech Republic)

AEGON Towarzystwo Ubezpieczen na Zycie S.A., Warsaw (Poland)

Transamerica International Reinsurance Ireland Ltd, Dublin (Ireland)

AEGON Global Institutional markets Plc, Dublin (Ireland)

AEGON Financial Assurance Ireland Ltd, Dublin (Ireland)

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. AEGON N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company AEGON Derivatives N.V.

AEGON has an investment (EUR 28 million) in Prisma Enhanced Fixed Income Fund (PREFF), a newly created hedge fund formed as a limited partnership. As of 31 December 2006 AEGON is the only limited partner in this fund. As a limited partner, AEGON does not have any direct voting power. However, in addition to its limited partnership interest, AEGON has an equity interest in the general partner of the fund and also has derivative trading responsibilities through a sub-advisory agreement. Based on these facts, AEGON concluded that it controls the limited partnership and has included the entity in its consolidated financial statements.

AEGON has less than half of the voting power of SERVES, an entity whose primary activity is participating in a total return swap based on the performance of a portfolio of bank loans. In addition to its equity interest (EUR 67 million), AEGON is the owner of 100% of the debt issued by the entity and serves as the investment manager of the bank loan portfolio. As a result, AEGON concluded that it controls the entity and should include the entity in its consolidated financial statements.

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

AMVEST Vastgoed B.V., Utrecht (50%)

Other countries

AEGON-CNOOC Life Insurance Company Ltd, Shanghai (China) (50%)

Caja Badajoz Vida y Pensiones, Sociedad Anónima de Seguros, Badajoz (Spain) (50%)

Seguros Navarra, Sociedad Anónima de Seguros, Pamplona (Spain) (50%)

Summarized financial information of joint ventures for 2006 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	51	982	15	631	81	20
AEGON-CNOOC	6	39	3	36	26	36
Caja Badajoz	4	23	—	22	23	23
Seguros Navarra	24	305	23	245	20	18

	85	1,349	41	934	150	97

Investments in associates

The principal investments in associates are listed by geographical segment.

The Netherlands

N.V. Levensverzekering-Maatschappij ‘De Hoop’, The Hague (35%)

United Kingdom

Tenet Group Limited, Leeds (19.51%)

Other countries

CAM AEGON Holding Financiero, Alicante (Spain) (49.99%)

La Mondiale Participations S.A., Lille (France) (35%)

Seguros Argos, S.A. de C.V., Mexico City (Mexico) (49%)

Afore Argos, S.A. de C.V., Mexico City (Mexico) (49%)

AEGON owns a 60% limited partnership interest in Prisma Capital Partners LP (“Prisma LP”) which serves as an investment manager for certain of AEGON’s hedge fund investments as well as for other third parties, in exchange for management fees. Two unrelated entities, Prisma Capital Partners I, LP and Prisma Capital Partners EH LLC own 31% and 8% of Prisma LP, respectively. An unrelated entity, Prisma GP LLC is the general partner with a 1% interest and is responsible for day-to-day activities. A management board with seven voting members (three appointed by AEGON, three appointed by Prisma GP LLC and one independent member appointed collectively by the other six voting members) must approve certain actions, including restructuring transactions, hiring senior management and the annual operating budget. As a result, notwithstanding our 60% economic interest, AEGON can not exercise voting control since we only appoint three out of the seven board members, AEGON cannot remove the majority of the management board members and AEGON does not have other arrangements, contractual or otherwise, that would give AEGON more than half of the voting power of Prisma LP.

Refer to note 18.10 for further details on investments in associates.

18.53 Related party transactions

Related party transactions for the period under review include transactions between AEGON N.V. and Vereniging AEGON, as well as selling a 100% subsidiary to the associate La Mondiale Participations S.A.

On November 24, 2006, Vereniging AEGON exercised its option rights to purchase in aggregate 5,440,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances during the year.

On December 21, 2006, Vereniging AEGON sold at intrinsic value and transferred to AEGON International N.V. all shares of its subsidiary company Albidus B.V. for an immaterial amount.

In both 2001 and 2002, AEGON N.V. entered into total return swaps with Vereniging AEGON in order to hedge the share option plan for each respective year. On April 15, 2005, these total return swaps were terminated, resulting in a positive impact on shareholders’ equity of EUR 115 million. The amount has been added to retained earnings.

On May 17, 2005, AEGON N.V. purchased 3,821,645 of its common shares from Vereniging AEGON at a purchase price of EUR 9.847. On December 5, 2005, Vereniging AEGON exercised its option rights to purchase in aggregate 6,950,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

AEGON provide reinsurance, asset management and administrative services for employee benefit plans relating to pension and other post-employment benefits of AEGON employees. Certain post-employment insurance benefits are provided to employees in the form of insurance policies issued by affiliated insurance subsidiaries.

In 2006, AEGON sold its 100% interest in Scottish Equitable International SA for EUR 29 million to La Mondiale Participations S.A., a 35% associate. Details of the transaction are provided in note 18.51.

In addition to these transactions, the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board are disclosed in the sections that follow.

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

	SHORT-TERM BENEFITS						Pension premiums	Total
	Periodic payments			Performance related
	Salary		Other[3]	Cash[4]		Shares[5]
2006
D.J. Shepard	796	[1]	1,219	4,059	[6]	—	277	6,351
J.B.M. Streppel	679	[2]	16	475		—	220	1,390
J.G. van der Werf	575	[2]	13	697		—	186	1,471
A.R. Wynaendts	575	[2]	164	602		—	186	1,527

Total	2,625		1,412	5,833		—	869	10,739

2005
D.J. Shepard	803	[1]	223	2,998	[6]	—	270	4,294
J.B.M. Streppel	679	[2]	14	469		—	217	1,379
J.G. van der Werf	575	[2]	11	552		—	184	1,322
A.R. Wynaendts	575	[2]	180	568		—	183	1,506

Total	2,632		428	4,587		—	854	8,501

2004
D.J. Shepard	804	[1]	458	1,878	[6]	188	226	3,554
J.B.M. Streppel	668	[2]	15	144		144	227	1,198
J.G. van der Werf	566	[2]	11	144		144	192	1,057
A.R. Wynaendts	566	[2]	13	102		102	192	975

Total for active members	2,604		497	2,268		578	837	6,784
P. van de Geijn (pro rata for the year 2003)	—		—	241		—	—	241

Total	2,604		497	2,509		578	837	7,025

1	Mr. Shepard earns a salary of USD 1 million.
2	Base salary, including adoption in accordance with the general salary rounds applicable to AEGON employees in the Netherlands, the customary employee profit sharing bonus, as well as a tax deferred employee savings scheme.
3	Other periodic payments are additional remuneration elements, including social security contributions borne by the Group. For Mr. Shepard, the Group has also borne expenses and non-monetary benefits which are provided in his employment agreement with AEGON. These benefits include compensation to the extent that the total actual annual taxation on his total income exceeds the taxation if he were only subject to U.S. taxes, personal life insurance and tax planning. The 2006 amount is affected by the expiration of a tax ruling as a result of which employer and employee pension contributions are no longer tax deferred in the Netherlands. For Mr. Wynaendts, the amount also includes compensation for relocation and cost of living related to his temporary secondment to AEGON USA in 2005 and 2006.
4	In line with the regulations of the Short-Term Incentive (STI) Plan for the years 2005 and 2004, it was established that in 2005 and 2004 the value of new business of the Group and of the relevant country units was positive. Subsequently, operating earnings were calculated and established per area of responsibility. After adoption of the 2004 and 2005 annual accounts by the shareholders, the disclosed STI cash bonuses for the years 2004 and 2005 were paid in 2005 and 2006 respectively. Under the 2003 STI plan, paid in 2004, Mr. Shepard was entitled to receive USD 50,000 per percentage point increase in the preceding year’s earnings per share. The other members of the Executive Board were entitled to receive EUR 32,432 per percentage point increase in the preceding year’s earnings per share in excess of the rate of European inflation as indicated by the European Central Bank. The relevant percentage was 8.9%. All 2003 bonuses were maximized at 150% of the year’s salary. Under the STI plan 2003, Executive Board members could opt for payment in cash or in shares.
5	In 2004, all members of the Executive Board opted for payment of half of the cash value of their 2003 STI bonus in AEGON N.V. common shares. These shares are restricted (non-transferable) for a period of three years. The number of shares for each member was: Mr. Shepard 16,143; Mr. Streppel 12,409; Mr. Van der Werf 12,409; and Mr. Wynaendts 8,771. After the three-year holding period, the Executive Board members will be entitled to bonus shares, provided that they are still employed by AEGON. The number of bonus shares will be calculated through performance based matching, on the basis of earnings per share growth over inflation in the preceding three years, i.e. 2004, 2005 and 2006. The number of bonus shares varies from 0 to 100% of the number of shares mentioned above.
6	In addition to the STI plan, Mr. Shepard is entitled to a short-term incentive bonus equal to 0.1% of the net income of AEGON N.V. according to the adopted accounts. The amount included in the 2006 table is based on net income over 2005 as reported in accordance with IFRS as reported in our Form 20F, filed with the SEC on March 30, 2007. The amounts included in the 2005 and 2004 tables are based on 2004 and 2003 net income respectively as reported in accordance with Dutch accounting principles.

In accordance with the 2006 LTI Plan, non-vested (conditional) AEGON common shares and options were granted to each of the Executive Board members. Vesting of these rights is conditional upon AEGON’s total shareholders return performance relative to that of the peer group over a three-year period. The number of shares and options vesting after the three year period is in the range from 0% to 200% of the granted number. The number of shares and options in the table represent a 100% vesting of the grant (target award).

The date of grant for the 2006 LTI Plan was April 26, 2006 and the closing price of that day was EUR 14.55. The grant is a 50/50 combination of the value of the performance shares and performance options. Regarding the granted shares and options of the reference period 2004-2006 the Executive Board members are entitled to 0% vesting of the target award.

Total overview of conditionally granted shares

	Grant date	Number of shares per January 1, 2006	Number of shares granted in 2006	Number of shares vested in 2006	Number of shares expired/ forfeited in 2006	Number of shares per December 31, 2006		Reference period
D.J. Shepard	23-Apr-04	35,767				35,767	[1]	2004 – 2006
	22-Apr-05	38,542				38,542		2005 – 2007
	26-Apr-06		26,213			26,213		2006 – 2008
J.B.M. Streppel	23-Apr-04	16,661				16,661	[1]	2004 – 2006
	22-Apr-05	20,169				20,169		2005 – 2007
	26-Apr-06		13,909			13,909		2006 – 2008
J.G. van der Werf	23-Apr-04	14,106				14,106	[1]	2004 – 2006
	22-Apr-05	17,066				17,066		2005 – 2007
	26-Apr-06		11,769			11,769		2006 – 2008
A.R. Wynaendts	23-Apr-04	14,106				14,106	[1]	2004 – 2006
	22-Apr-05	17,066				17,066		2005 – 2007
	26-Apr-06		11,769			11,769		2006 – 2008

1	These shares have not vested in 2006 and have subsequently expired.

Total overview of conditionally granted options

	Grant date	Number of options per January 1, 2006	Number of options granted in 2006	Number of options vested in 2006	Number of options expired/ forfeited in 2006	Number of options per December 31, 2006		Number of exercisable options	Exercise price	Reference period
D.J. Shepard	23-Apr-04	71,534				71,534	[1]		11.74	2004 –2006
	22-Apr-05	77,084				77,084			9.91	2005 – 2007
	26-Apr-06		150,989			150,989			14.55	2006 – 2008
J.B.M. Streppel	23-Apr-04	33,322				33,322	[1]		11.74	2004 – 2006
	22-Apr-05	40,338				40,338			9.91	2005 – 2007
	26-Apr-06		80,115			80,115			14.55	2006 – 2008
J.G. van der Werf	23-Apr-04	28,212				28,212	[1]		11.74	2004 – 2006
	22-Apr-05	34,132				34,132			9.91	2005 – 2007
	26-Apr-06		67,789			67,789			14.55	2006 – 2008
A.R. Wynaendts	23-Apr-04	28,212				28,212	[1]		11.74	2004 – 2006
	22-Apr-05	34,132				34,132			9.91	2005 – 2007
	26-Apr-06		67,789			67,789			14.55	2006 – 2008

1	These options have not vested in 2006 and have subsequently expired.

The numbers of shares and options conditionally granted were based on the closing price on the day of the grant. This was also the exercise price of the options. The fair value information on the conditionally granted shares will be provided when the shares and options vest.

Share options and share appreciation rights and interests in AEGON N. V. held by active members of the Executive Board

	Grant date	Number of options per January 1, 2006		Number of options granted in 2006	Number of options exercised in 2006	Number of options expired/ forfeited in 2006	Number of options per Dec. 31, 2006		Number of exercisable options	Exercise price EUR	Shares held in AEGON at Dec. 31, 2006
D.J. Shepard	12-Mar-01	100,000				100,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	330,180

J.B.M. Streppel	12-Mar-01	100,000				100,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	13,595

J.G. van der Werf	12-Mar-01	50,000				50,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	140,293

A.R. Wynaendts	12-Mar-01	20,000	[1,2]			20,000
	12-Mar-01	15,000	[2]			15,000
	10-Mar-02	40,000	[1,2]				40,000	[1]	40,000	26.70
	10-Mar-03	50,000	[1,2]				50,000	[1]	50,000	6.30
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	9,546

1	Share appreciation rights.
2	The share appreciation rights were granted before becoming a member of the Executive Board.

The above rights have been granted under the LTI plan in force until December 31, 2003. Details of the exercise period are provided in note 18.40.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel had a 5% mortgage loan of EUR 608,934; Mr. Van der Werf had a mortgage loan of EUR 1,240,000, with half of the amount at 3.4% fixed rate and half of the amount at 3.4% floating-rate at year end; and Mr. Wynaendts had two mortgage loans totalling EUR 635,292, with interest rates of 3.9% and 4.1% respectively. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2006. The terms of the board members’ loans have not been amended.

Severance payment arrangements

Termination of the employment contracts requires a three months notice period for the current members of the Executive Board. In the event of contract termination by AEGON, the company must adhere to a notice period of six months and, unless terminated for urgent cause, the member of the Executive Board would be entitled to a severance arrangement.

Under his Employment Agreement, Mr. Shepard shall be entitled to a specified amount of severance upon termination of his employment for reasons specified in the Employment Agreement. Under his Employment Agreement, Mr. Shepard shall be entitled to severance in the amount of three year’s base salary and the aggregate short-term incentive compensation he received during the three years prior to the termination in the event that Mr. Shepard’s employment is terminated (a) by AEGON other than for urgent cause, death, disability, voluntary resignation or retirement, (b) by AEGON in connection with a merger, take-over or fundamental changes of policy and related organizational amendments, or (c) by Mr. Shepard in the event that his responsibilities or position are diminished by such circumstances. Any such severance payments received by Mr. Shepard shall be taken into account in determining the amounts payable to him under his AEGON USA Supplemental Executive Retirement Plan (SERP). In addition, three additional years of service will be credited for the purpose of calculating his benefits under the SERP.

Mr. Streppel would be entitled to compensation according to the ‘Zwartkruis formula’, which means that the severance payment would be calculated on the basis of and depending on age, years of service, functional level and the probability of finding an equivalent position. Messrs. Van der Werf and Wynaendts would be entitled to three years’ fixed salary, only in the case of termination in connection with a merger or take-over.

Remuneration of active and retired members of the Supervisory Board

in EUR	2006	2005	2004
D.G. Eustace	79,000	82,565	58,904
O.J. Olcay	65,000	66,250	34,034
I.W. Bailey, II (as of April 22, 2004)	56,669	48,750	23,562
R. Dahan (as of April 22, 2004)	59,500	59,500	23,562
S. Levy (as of April 21, 2005)	65,000	46,808	—
T. Rembe	60,000	60,000	51,050
W.F.C. Stevens	73,000	74,750	48,214
K.J. Storm	46,250	47,500	34,034
L.M. van Wijk	47,500	48,750	34,034

Total for active members	551,919	534,873	307,394

P.R. Voser (up to April 25, 2006)	15,138	54,000	34,906
C. Sobel (from April 25, 2006 up to July 17, 2006)	9,231	—	—
M. Tabaksblat (up to April 21, 2005)	—	22,769	56,722
H. de Ruiter (up to April 22, 2004)	—	—	14,137
F.J. de Wit (up to April 22, 2004)	—	—	10,603

Total	576,288	611,642	423,762

Starting January 1, 2005, a three-components structure has been introduced for the remuneration of the Supervisory Board: (1) a base fee (for membership of the Supervisory Board); (2) an additional fee for membership of a Committee; and (3) an attendance fee for face-to-face Committee meetings.

Share options and share appreciation rights of active members of the Supervisory Board

	Grant date	Number of options per January 1, 2006	Number of options granted in 2006	Number of options vested in 2006	Number of options expired/forfeited in 2006	Number of options per December 31, 2006	Number of exercisable options	Expiration date	Exercise price EUR
K.J. Storm	12-Mar-01	100,000			100,000	—		12-Mar-06	—

The options have been granted by reason of membership of the Executive Board in the related years.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2006	2005	2004
I.W. Bailey, II	29,759	29,759	29,759
R. Dahan	25,000	25,000	25,000
T. Rembe	6,658	6,658	6,658
K.J. Storm	276,479	276,479	276,479

Total	337,896	337,896	337,896

18.54 Events after the balance sheet date

On January 19, 2007 AEGON announced the signing of a memorandum of understanding with Banca Transilvania to jointly develop and operate a mandatory pension company in Romania. The 50/50 joint venture company will be established in the summer of 2007 in anticipation of introduction of a mandatory pension system in Romania, expected by early 2008. In addition AEGON will establish a life insurance company in Romania that will enter into a distribution agreement with Banca Transilvania to sell co-branded products through the bank’s branch network.

On January 25, 2007 AEGON N.V. and Sony Life Insurance Co., Ltd. announced their intention to establish a life insurance company in Japan. The 50/50 joint venture will develop annuity products, initially focusing on variable annuity products that will be distributed though Sony Life’s Lifeplanner® channel as well as through banks an other financial institutions. The partnership between AEGON and Sony Life is expected to be operational in early 2008, subject to final agreement and regulatory licensing and approval.

On January 29, 2007 AEGON announced that it successfully completed a transaction involving a private Value of in-force (ViF) securitization by AEGON UK, enabling AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business. The securitization will add around EUR 134 million (GBP 90 million) to the total core capital of AEGON. The capital created by the transaction will be used by AEGON UK to return capital to the Group. These transactions provide the company with flexible solutions that help manage reserves and capital in a cost efficient manner. AEGON will continue to explore further opportunities for securitizations and structured financing as part of its ongoing commitment to efficiently manage capital and reserve needs.

On March 7, 2007, AEGON announced the expiration of its tender offer to purchase all the outstanding shares of Clark, Inc. (Clark) common stock at USD 17.21 per share. Based on preliminary information, the shares tendered, together with the shares already owned by AEGON, represent approximately 94% of the outstanding shares of Clark. AEGON intends to complete this transaction as soon as practical. Reference is made to note 18.49.

The Hague, March 7, 2007

Supervisory Board	Executive Board
D.G. Eustace	D.J. Shepard
O.J. Olcay	J.B.M. Streppel
I.W. Bailey, II	A.R. Wynaendts
R. Dahan
S. Levy
T. Rembe
W.F.C. Stevens
K.J. Storm
L.M. van Wijk

18.55 Information based on US accounting principles

The consolidated financial statements of the AEGON Group have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from those principles generally accepted in the United States (US GAAP).

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME BASED ON IFRS TO US GAAP

	Shareholders’ equity December 31,				Net income / (loss)
Amounts in EUR millions	2006	2005	2006	2005	2004
Amounts in accordance with IFRS:	18,605	18,715	3,169	2,147	2,010
Share options[1]	18	3

	18,623	18,718
Adjustments for:
a. Goodwill	2,816	2,992	0	0	(144)
b. Deferred expenses / VOBA	235	235	61	226	24
c. Real estate	(1,410)	(1,109)	(296)	(202)	(47)
d. Financial assets	(95)	(77)	(261)	(65)	91
e. Derivatives	57	87	(46)	13	(420)
f. Insurance and investment contracts	694	1,467	(729)	397	337
g. Pensions and other post-employment benefits	1,025	1,268	(147)	(278)	15
h. Other equity instruments	238	12	(215)	(200)	(129)
i. Balance of other items	(105)	(115)	2	57	(58)
j. Tax	(229)	(565)	508	(6)	35
g. Cumulative effect of adopting SFAS 158, net of tax	(855)	0	0	0	0

Amounts determined in accordance with US GAAP	20,994	22,913

Income before cumulative effect of accounting changes			2,046	2,089	1,714
Cumulative effect of adopting SOP 03-1, net of tax			0	0	(207)
Cumulative effect of adopting DIG B36, net of tax			0	0	(77)
Cumulative effect of adopting SFAS 123, net of tax			0	(5)	0

Net income in accordance with US GAAP			2,046	2,084	1,430

Other comprehensive income, net of tax:
Foreign currency translation adjustments			(1,491)	1,987	(971)
Unrealized gains and (losses) on available-for-sale financial assets			(379)	840	911
Reclassification adjustment for (gains) and losses included in net income			(433)	(538)	(526)
Net unrealized gains and (losses) on cash flow hedges			(96)	97	66
Minimum pension liability adjustment			0	30	(47)

Other comprehensive income			(2,399)	2,416	(567)

Comprehensive income in accordance with US GAAP			(353)	4,500	863

1	Share options not yet exercised are treated as Other equity instruments, and are therefore not part of shareholders’ equity under IFRS. In the reconciliation of shareholders’ equity they are added to the amount of shareholders’ equity on an IFRS basis to reconcile to shareholders’ equity on an US GAAP basis.

I Summary of differences between IFRS and US GAAP, which have an impact on reported shareholders’ equity or net income

a. Goodwill

IFRS

Goodwill is recognized as an intangible asset for interests in subsidiaries and joint ventures acquired after January 1, 2004 and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary or joint venture is disposed of.

US GAAP

Under US GAAP goodwill is capitalized and reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment may be necessary. Impairment testing requires the determination of the fair value for each of the identified reporting units. The reporting units identified for AEGON based upon the Statement of Financial Accounting Standards 142 Goodwill and other Intangible Assets include: AEGON Americas, AEGON The Netherlands, AEGON UK insurance companies, AEGON UK distribution companies and other countries. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgment and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The adjustment in the shareholders’ equity column of the reconciliation represents the goodwill capitalized under US GAAP before January 1, 2004. The 2004 net income column includes EUR 148 million, representing the write off of goodwill related to the sale of TFC businesses. Under US GAAP goodwill was capitalized for these businesses; under IFRS the goodwill was charged to shareholders’ equity in the year of acquisition (pre January 1, 2004).

b. Deferred expenses and VOBA

IFRS

Deferred expenses comprise DPAC and deferred transaction costs.

DPAC relates to insurance contracts and investment contracts with discretionary participation features and represents the variable costs that are related to the acquisition or renewal of these contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future bond and equity returns, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. For all products, DPAC is assessed for recoverability at least annually on a country-by-country basis and is considered in the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

When unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses would have had on its measurement. The adjustment is recognized directly in the related revaluation reserve in equity.

DPAC is derecognized when the related contracts are settled or disposed of.

Deferred transaction costs relate to investment contracts without discretionary participation features under which AEGON will render investment management services. Incremental costs that are directly attributable to securing these investment management contracts are recognized as an asset if they can be identified separately and measured reliably and if it is probable that they will be recovered.

For contracts involving both the origination of a financial liability and the provision of investment management services, only the transaction costs allocated to the servicing component are deferred. The other transaction costs are included in the carrying amount of the financial liability.

The deferred transaction costs are amortized in line with fee income, unless there is evidence that another method better represents the provision of services under the contract. Deferred transaction costs are subject to impairment testing at least annually.

When a portfolio of insurance contracts is acquired, whether directly from another insurance company or as part of a business combination, the difference between the fair value and the carrying amount of the insurance liabilities is recognized as VOBA. The Group also recognizes VOBA when it acquires a portfolio of investment contracts with discretionary participation features.

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date. Any change in estimates is recorded in the income statement. For all products, VOBA is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses would have had. The adjustment is recognized directly in equity.

VOBA is derecognized when the related contracts are settled or disposed of.

US GAAP

Under US GAAP the accounting for fixed premium products is the same as under IFRS in all countries. For flexible premium products sold in the Americas, US GAAP is the same as IFRS. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made for US GAAP, using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits.

Acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States and investment products in the United Kingdom are deferred and amortized in terms of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”). US GAAP allows for the deferral of costs that vary directly with production, while IFRS is more restrictive limiting deferral to costs that are incremental and directly attributable to the issuance of the contract. In addition, some service contracts are sold in the United States for which advertising costs are deferred and amortized under Statement of Position (“SOP”) 93-7, “Reporting on Advertising Costs” (“SOP 93-7”). IFRS does not allow the deferral and future amortization of these costs.

The adjustment in the shareholders’ equity column of the reconciliation and the adjustment in the net income column of the reconciliation include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the Netherlands and the difference in accounting for acquisition costs related to non-insurance investment type products and service contracts in the United States and the United Kingdom.

c. Real estate

IFRS

Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use. Investments in real estate is property held to earn rentals or for capital appreciation, or both. Considering the Group’s asset liability management policies, under which both categories of property can be allocated to liabilities resulting from insurance and investment contracts, both are classified as investments.

Property is initially recognized at cost. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Property held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in equity and are released to retained earnings over the remaining useful life of the property.

Valuations of both, investments in real estate and real estate held for own use, are conducted with sufficient regularity to ensure the value correctly reflects the fair value at the balance sheet date. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties.

On disposal of an asset, the difference between the net proceeds received and the carrying amount of the asset is recognized in the income statement. Any remaining attributable surplus in the revaluation reserve is transferred to retained earnings.

US GAAP

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the real estate. Realized gains or losses and all other operating income and expense are reported in the income statement.

The adjustment shown in the shareholders’ equity column of the reconciliation represents the reduction from fair value to the depreciated historical cost basis.

The adjustment shown in the net income column of the reconciliation represents:

•

The reversal of the unrealized gains (losses) under IFRS on investments in real estate, the difference in realized gains (losses) on disposed real estate reflecting different carrying values for both investment real estate and real estate held for own use under IFRS; and

•	The annual depreciation charge on investment property under US GAAP and the difference in depreciation charge on property held for own use.

d. Financial assets

A number of differences still exist between IFRS and US GAAP. These differences can be summarized as follows:

•

Write offs on impaired debt instruments can be partially or fully reversed under IFRS if the value of the impaired assets increase. Such reversals are not allowed under US GAAP. Under IFRS certain mortgage loan securitizations of AEGON The Netherlands have been derecognized and realized gains have been reported, while for US GAAP these mortgage loans are recognized on the balance sheet.

•	Some assets are reported as available-for-sale financial assets under IFRS, while US GAAP requires the equity method of accounting.

•

Additional impairments have been recorded for US GAAP. If a particular asset does not fit AEGON’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to the fair value under US GAAP while such impairment would not be required under IFRS. For securities not impaired under US GAAP, AEGON has the intent and ability to hold these securities until recovery or maturity.

e. Derivatives

Derivatives are measured at fair value under both IFRS and US GAAP.

The adjustment shown in the net income column of the reconciliation represents the effect of different starting dates for certain hedge transactions. Under IFRS, these transactions were designated retrospectively, and under US GAAP, these transactions were designated at the time the formal SFAS 133 documentation requirements were established.

In 2004, a change in estimate with regards to the assumptions used in the valuation of embedded derivatives included in the Canadian segregated funds business resulted for US GAAP in a net loss, after DPAC offset and tax, of EUR 114 million.

f. Insurance and investment contracts

IFRS

Refer to Note 18.2 of the consolidated financial statements for a discussion of the accounting for technical reserves under IFRS.

US GAAP

For AEGON Americas all life insurance liabilities on an IFRS basis are determined following US GAAP as these local accounting principles were followed previously for DAP. Therefore no reconciling item exists for AEGON Americas.

The adjustment in the shareholders’ equity column of the reconciliation represents the effect of different models used in calculating insurance liabilities under US GAAP for the Netherlands and the United Kingdom.

Under US GAAP, the technical reserves for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical reserves are equal to the policyholder account balances at the balance sheet date. The technical reserve in the United Kingdom is reduced to equal the contractholder balance. The technical reserve for fixed annuities, guaranteed investment contracts and funding agreements is the same as under IFRS.

For AEGON UK, investment contracts without discretionary participation features are recognized using a funded value for IFRS and a nominal value for US GAAP. Furthermore, profits on reinsurance contracts are recognized directly in net income under IFRS and deferred and amortized under US GAAP.

For AEGON The Netherlands, traditional life and universal life type contracts, the insurance liabilities under IFRS are based on current assumptions for longevity and future administration expenses. Furthermore, DPAC is amortized on a straight line basis over the duration of the contracts. Under US GAAP traditional life contract liabilities are adjusted using historical assumptions and a deferred revenue liability is established. For universal life type contracts the liabilities for US GAAP are adjusted to the policyholder account balance and an unearned revenue liability is established. For traditional limited pay products a deferred profit liability is established.

In various countries products are sold that contain minimum guarantees. For these products the regular technical reserve is recognized under technical reserves with investments for account of policyholders. The liabilities for life insurance includes liabilities for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk. The valuation of these guarantees under IFRS is the same as under SOP 03-1 for US GAAP, with the exception of the guarantees on the group pension contracts in the Netherlands. The minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest rate, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. Under IFRS the liability is measured at fair value. Under US GAAP an additional annuitization benefit liability is set up in accordance with SOP 03-1.

Under IFRS, a charge to shareholders’ equity is recorded in connection with shadow loss recognition to the extent that a loss recognition charge to the income statements would have been recognized when unrealized results would have been realized. The reinvestment return assumption in the IFRS shadow loss recognition calculation is based on current market swap rates. Under US GAAP shadow loss recognition is calculated using reinvestment return assumptions based on management best estimate.

SOP 03-1 changed the reserving for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts. The implementation mainly changed the timing of the recognition of mortality profits in earnings. The liability for guaranteed living and death benefits on variable annuity and variable life contracts in the United States is the same as described for IFRS. For US GAAP, the impact from the adoption of SOP 03-1 was recorded as a cumulative effect of a change in accounting principles as at January 1, 2004.

g. Pensions and other post-retirement benefits

IFRS

For defined benefit plans, a liability is recognized for the excess of the defined benefit obligation over the fair value of the plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. However, actuarial gains and losses that occurred before the transition to IFRS on January 1, 2004 are not reflected in the measurement of the liability as they were recognized on transition to IFRS.

Some countries issued group life insurance policies covering own employee benefit obligations. These policies are generally at market-consistent terms and subject to policyholder protection legislation. However, the policies are not recognized in the consolidated financial statements as they do not meet the definition of a liability. The employee benefit obligation is therefore considered unfunded. The assets held by the country to cover the benefits payable under the eliminated contract do not qualify as plan assets, but are classified as investments.

US GAAP

Statement of Financial Accounting Standards 87, “Employees Accounting for Pensions” (“SFAS 87”), is applied to the pension plans of the Group. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

The adjustment in the shareholders’ equity column of the reconciliation represents the cumulative unrecognized actuarial gains and losses at January 1, 2004 that were, as part of the conversion to IFRS, directly recognized in equity. For US GAAP, the unrecognized actuarial gains and losses at January 1, 2004 not recognized.

The amount in reconciliation in the net income column represents the difference between the pension expenses on SFAS 87 basis including the amortization of the cumulative actuarial gains and losses outside the corridor and the pension expenses based on IAS 19, “Employee benefits” (“IAS 19”) taking into account the amortization of the cumulative actuarial gains and losses outside the corridor since January 1, 2004. Furthermore, it includes the different treatment related to assets held by country units that do not qualify as plan assets but are classified as investments. As a result the direct income on these investments is included in net income and the expected return on plan assets is not taken into account for the determination of the pension expenses.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”), which requires an employer to recognize the funded status of a benefit plan in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income (“AOCI”), net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” AEGON adopted SFAS 158 as of December 31, 2006; the adopting did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension cost.

The effect on shareholders’ equity of adopting SFAS 158 amounted to EUR 855 million and has been presented on a separate line in the reconciliation.

h. Other equity instruments

IFRS

Other equity instruments comprise junior perpetual capital securities and perpetual cumulative subordinated bonds.

Under IFRS the junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are classified as equity instruments and are valued at face value. In the consolidated balance sheet these instruments are shown as a separate component of group equity and are not part of shareholders’ equity. Accrued coupons are charged to retained earnings within shareholders’ equity.

US GAAP

Under US GAAP the junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are treated as debt instruments. Interest charges, based on the effective interest rate, are included in net income.

The adjustment in the net income column of the reconciliation represents the interest charges for the respective years.

i. Balance of other items

Certain items are recorded differently or in different periods on the two bases of accounting. It includes the effect of securitizations of mortgage portfolios that for IFRS purposes have been derecognized and for US GAAP purposes are held on our balance sheet. The adjustment in the equity column of the reconciliation represents the reversal of the realized gains under IFRS.

j. Taxation

Reflects taxation on reconciling items between IFRS and US GAAP and include some differences in tax-treatment between IFRS and US GAAP.

ii Presentation differences between IFRS and US GAAP

The following is a summary of classification differences between IFRS and US GAAP, which have no effect on reported Net Income or Shareholders’ Equity. The description of the IFRS is shown first followed by a description of US GAAP.

Premiums collected on Universal Life-type contracts;

Classified as revenues;

Accounted for as deposit in the technical provisions.

Premiums to reinsurers;

Classified as a separate expense item;

Reflected as a reduction of premium revenues.

Change in unearned premiums;

Reflected as a change in the technical provisions;

Reflected as a change in revenues.

Owned and occupied real estate;

Reflected as investment;

Reflected as property and equipment.

Joint ventures;

Accounted for using proportionate consolidation, reflecting the share in ownership;

Recorded as an equity investment using the equity method.

Closed block of business;

Reported in detail in the income statement;

Reported on a net basis in the income statement.

Securitization of mortgage loans;

AEGON Levensverzekering N.V. entered into several mortgage securitizations. The mortgage loan receivables related to these securitizations were removed from the balance sheet and the cash proceeds received were recorded from the transfer of the economic ownership to third parties (see Note 18.7 for a complete description of the transactions);

EUR 5.8 billion of mortgage loan receivables related to these securitizations remain on the balance sheet and a liability has been established for the cash proceeds received.

Cash flow from operations;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from operating activities; Cash flows from purchases, sales and maturities of available for sale securities are reported in cash flows from operating activities;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from financing activities. Cash flows from purchases, sales and maturities of available for sale securities are reported in cash flows from investing activities.

This information should be read in conjunction with the Consolidated Cash Flow Statements. Certain items included in cash flow from operating activities under IFRS would be included as cash flow from financing activities or investing activities in a statement of cash flows prepared in accordance with US GAAP. For the years ended December 31, 2006, 2005 and 2004, annuity, GIC and funding agreement deposits amounted to EUR 17 billion, EUR 15 billion and EUR 14 billion, respectively, and annuity, GIC and funding agreement repayments amounted to EUR 23 billion, EUR 18 billion and EUR 15 billion respectively.

In addition purchases of available for sale securities amounted to respectively EUR 64 billion, EUR 64 billion and EUR 70 billion for the years ended December 31, 2006, 2005 and 2004. Sales and maturities amounted to respectively EUR 64 billion, EUR 62 billion, EUR 63 billion for the years ended December 31, 2006, 2005 and 2004.

Pursuant to SOP 03-1, unit-linked life insurance products offered in the UK and the Netherlands are reclassified to general account assets and liabilities. Since the unit-linked products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-1.

Pursuant to FIN 46R, “Consolidation of Variable Interest Entities”, certain investment structures, primarily limited partnerships, are consolidated for US GAAP, while Trust Pass-through Securities (“TRUPS”) and debentures issued to affiliated trusts are deconsolidated since AEGON is not the primary beneficiary of these Variable Interest Entities.

18.56 Additional Information

The additional disclosures in Note 18.56 are required by US GAAP reporting rules. The information has been prepared following IFRS unless it specifically states that it is based upon US GAAP. All amounts are in million EUR, except per share data.

18.56.1 New Accounting Standards

i Adoption of new US GAAP accounting standards

Derivatives Implementation Group—SFAS 133 Implementation Issue B36, “Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments” (“DIG B36”)

In April 2003, the Financial Accounting Standards Board (“FASB”) cleared DIG B36. The effective date of the implementation guidance was January 1, 2004. DIG B36 concluded that modified coinsurance (“Modco”) arrangements in which funds are withheld by the ceding company and a return on those withheld funds is paid based on the ceding company’s return on certain of its investments contain an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature must be measured at fair value on the balance sheet with changes in fair value reported in income.

AEGON reviewed all reinsurance arrangements that it is party to and identified several Modco, coinsurance with funds withheld and other similar arrangements which contain embedded derivatives that require separate accounting treatment based on the provisions of DIG B36. AEGON believes that the embedded derivative in each of these cases is a total return swap. As of December 31, 2003, the funds withheld and the amount of Modco on these arrangements was approximately EUR 5.8 billion.

DIG B36 allows companies that have ceded insurance under existing Modco and funds withheld arrangements to reclassify securities related to the embedded derivative from the held to maturity or available-for-sale categories to the trading category without calling into question the intent to hold other debt securities to maturity.

Upon the adoption of DIG B36 on January 1, 2004, AEGON recorded a cumulative effect of an accounting change adjustment loss of approximately EUR 77 million (net of EUR 40 million tax), which represents the initial impact of recording the embedded derivative. AEGON also reclassified certain securities from available-for-sale to trading on January 1, 2004. The fair value of these securities was EUR 2.9 billion at that date. The reclassification of securities related to the embedded derivative from available for sale to trading resulted in the recognition of EUR 73 million of net realized gains (net of EUR 38 million tax) in net income that were previously recorded as a component of cumulative other comprehensive income as net unrealized gains. On an ongoing basis, the changes in the fair value of the embedded derivative and the assets designated as a trading portfolio will be reported in net income.

Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”)

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued SOP 03-1. AcSEC developed SOP 03-1 to address the evolution of product designs since the issuance of SFAS 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”, and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities.

AEGON adopted the provisions of SOP 03-1 as of January 1, 2004 and recorded a charge to US GAAP net income for the cumulative effect of a change in accounting of EUR (207) million. This amount is net of corresponding changes in deferred policy acquisition costs, including value of business acquired of EUR 270 million, and income taxes of EUR 84 million.

The most significant accounting implications of SOP 03-1 were as follows:

•	Reporting and measuring assets and liabilities of separate account products as general account assets and liabilities when specified criteria are not met;

•	Reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets;

•

Capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met;

•	Recognizing contract-holder liabilities for:

a)	Modified guaranteed (market value adjusted) annuities at accreted balances that do not include the then current market value surrender adjustment;

b)	Two-tier annuities at the lower (non-annuitization) tier account value;

c)	Persistency bonuses at amounts that are not reduced for expected forfeitures; and

d)	Group pension participating and similar general account “pass through” contracts that are not accounted for under SFAS 133 at amounts based on the fair value of the assets or index that determines the investment return pass through.

•	Establishing an additional GMDB features and for contracts containing a GMIB feature; and

•

Establishing an additional liability for contracts determined to have an insurance benefit feature that is assessed in such a manner that it is expected to result in profits in earlier years and losses in subsequent years.

AEGON has reported its unit-linked life insurance products offered in the UK and the Netherlands in for account of policyholders assets and liabilities through December 31, 2003. The assets for unit-linked products in the UK and the Netherlands and for “Gegarandeerde Beleggingsdepots” in the Netherlands totaled EUR 31 billion as of December 31, 2003. Since these products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-1. On January 1, 2004 these separate account assets were reclassified to general account assets. Certain real estate assets carried at fair value in the “For account of policyholders” assets, are now recorded at depreciated cost in the general account. There was no material impact on net income or other comprehensive income at adoption.

AEGON offers enhanced or bonus crediting rates to contract-holders on certain annuity products. Through December 31, 2003, the expense associated with offering these bonuses was already being deferred and amortized in a manner similar to SOP 03-1 and therefore this had no material impact on net income or other comprehensive income at adoption for this item.

AEGON had an established practice of reserving for GMDB and GMIB in variable annuity products prior to the issuance of SOP 03-1. The change to the SOP 03-1 methodology resulted in a positive cumulative effect of a change in accounting of EUR 9 million.

Many universal life-type contracts include certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. AEGON already provided a reserve for these products using assumptions consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

Universal life-type contracts that assess charges for a mortality benefit feature in a manner that is expected to result in profits in earlier years and losses in subsequent years are now required to establish a reserve in addition to the account balance to recognize the portion of such assessments that compensates the insurance enterprise for benefits to be provided in future periods. The consequence of SOP 03-1 is that a product that fails this test for any future year is required to establish a reserve that would cause mortality margins to be more level over the policy life. The reserve is not limited to the amount of the losses for those years with a mortality loss.

AEGON increased its reserves related to universal life products at adoption of SOP 03-1 on January 1, 2004 and recorded a negative cumulative effect of a change in accounting of EUR 216 million. The calculation was revised based upon application of guidance provided in the AcSEC Technical Practice Aid and FASB Staff Position SFAS 97-1, “Situations in which Paragraphs 17(b) and 20 of SFAS 97 Permit or Require Accrual of an Unearned Revenue Liability”. No impact on cash flows is expected. It is important to understand that this reserve does not reflect a change in the total earnings expected from the products but rather only changes the pattern of earnings emergence by reversing previously reported earnings and increasing earnings in future periods.

Statement of Financial Accounting Standards 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”)

In December 2004, the FASB issued SFAS 123(R), which is a revision of SFAS 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) supersedes Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees” and SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure—an Amendment of SFAS 123”, and amends SFAS 95, “Statement of Cash Flows.”

SFAS 123(R) eliminates the alternative to apply the intrinsic value method of accounting for employee stock-based compensation awards that was provided in SFAS 123 as originally issued. SFAS 123(R) requires recognition in the income statement of all share-based payments to employees based on their fair values. SFAS 123(R) also provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities.

SFAS 123(R) requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. Under this method, compensation costs of awards to employees, such as stock options, stock appreciation rights, and most tax-qualified employee stock purchase plans, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period).

Under SFAS 123(R), the cost of equity-settled awards generally is based on fair value at date of grant, adjusted for subsequent modifications of terms or conditions, while cash-settled awards require remeasurement of fair value at the end of each reporting period. SFAS 123(R) does not prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards, but instead requires consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded.

SFAS 123(R) generally requires adoption using a modified version of prospective application. Under “modified prospective” application, SFAS 123(R) applies to new awards granted and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for unvested awards outstanding as of the required effective date must be recognized prospectively over the remaining requisite service/vesting period based on the fair values of those awards as already calculated under SFAS 123 for either recognition or pro forma disclosure purposes. Entities may further elect to apply SFAS 123(R) on a “modified retrospective” basis to give effect to the fair value based method of accounting for awards granted, modified, or settled in cash in earlier periods. The cumulative effect of initial application, if any, is recognized as of the required effective date.

SFAS 123(R) also clarifies the accounting for certain grants of equity awards to individuals who are retirement eligible on the date of grant. SFAS 123(R) states that an employee’s share-based award becomes vested at the date that the employee’s right to receive or retain equity shares is no longer contingent on the satisfaction of a market, performance or service condition. If an award does not include a market, performance or service condition upon grant, the award shall be recognized at fair value on the date of grant.

In April 2005, the SEC approved a new rule delaying the effective date of SFAS 123(R) to annual periods that begin after June 15, 2005. AEGON adopted the provisions of SFAS 123(R) under the modified prospective method effective January 1, 2005, and recorded a charge to US GAAP net income for the cumulative effect of a change in accounting of EUR 5 million.

Under this method, the fair value of all employee stock options vesting on or after the adoption date will be included in the determination of net income. The fair value of stock options and stock appreciation rights will be estimated using the binomial option-pricing model. The fair value of the option grants will be measured on the grant date and amortized on a straight-line basis over the vesting period. Stock appreciation rights will be remeasured at fair value at the end of each reporting period and amortized on a straight line basis over the vesting period.

AEGON previously accounted for employee stock options using the intrinsic value method of APB Opinion 25, and related interpretations, and disclosed the impact of the fair value method prescribed by SFAS 123 through footnote disclosure only. Under APB Opinion 25, AEGON did not recognize any stock-based compensation expense for such stock options because all options granted have an exercise price equal to the market value of the underlying stock on the date of grant. Stock appreciation rights were previously accounted for using the intrinsic value method with changes reported in net income (SEC Staff Accounting Bulletin (“SAB”) 107).

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123(R) to options and stock appreciation rights granted under the company’s stock option plans for the year ended December 31, 2004. For purposes of this pro forma disclosure, the value of the options is estimated using a binomial option-pricing formula and amortized to expense over the options’ vesting periods.

In million EUR	Year Ended December 31, 2004
Net income based on US GAAP as reported for 2004	1,430
Add: stock based compensation expense included in reported net income	14
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax	(35)
Pro forma net income based on US GAAP	1,409
Basic earnings per share (in EUR)
as reported	0.89
pro forma	0.88
Diluted earnings per share (in EUR)
as reported	0.89
pro forma	0.88

Statement of Financial Accounting Standards 154, “Accounting Changes and Error Corrections” (“SFAS 154”)

In May 2005, the FASB issued SFAS 154, which replaces APB Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” The statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board (“IASB”).

SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 requires retrospective application (restatement) to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change.

SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 carries forward without change the guidance contained in APB Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, as well as the provisions in SFAS 3 governing reporting accounting changes in interim financial statements.

SFAS 154 applies to all voluntary changes in accounting principles and corrections of errors made in fiscal years beginning after December 15, 2005, and also applies when a new accounting pronouncement does not provide transition provisions. SFAS 154 does not change the transition provisions of any existing accounting pronouncements.

AEGON adopted SFAS 154 effective January 1, 2006. The adoption of SFAS 154 did not have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it could impact presentation of future voluntary accounting changes, if such changes occur.

FASB Staff Position SFAS 115—1 and SFAS 124—1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP SFAS 115—1”)

In November 2005, the FASB issued FSP SFAS 115-1, which amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.”

FSP SFAS 115-1 nullifies the guidance set forth in paragraphs 10-18 of Emerging Issues Task Force (“EITF”) 03-1 related to evaluating whether an impairment is other-than-temporary, and references existing other-than-temporary impairment guidance.

FSP SFAS 115-1 supersedes the guidance set forth in EITF Topic D-44, “Recognition of Other-Than-Temporary Impairment on the Planned Sale of a Security whose Cost Exceeds Fair Value,” and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. FSP SFAS 115-1 carries forward requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost method investments and the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1 and related examples.

FSP SFAS 115-1 also provides guidance on accounting for debt securities subsequent to an other-than-temporary impairment. In periods subsequent to an other-than-temporary impairment an investor shall account for the debt security as if it had been purchased on the measurement date of the other-than-temporary impairment. That is, the discount or reduced premium recorded for the debt security, based on the new cost basis, would be amortized over the remaining life of the debt security in a prospective manner based on the amount and timing of future cash flows.

AEGON adopted FSP SFAS 115-1 effective January 1, 2006. AEGON has complied with the disclosure requirements of EITF 03-1, which were effective December 31, 2003 and carried forward to this statement. For the year ended December 31, 2006, AEGON recognized EUR 426 million in additional impairment losses.

Statement of Financial Accounting Standards 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of SFAS 87, SFAS 88, SFAS 106, and SFAS 132(R)” (“SFAS 158”)

In September 2006, the FASB issued SFAS 158, which requires an employer to recognize the funded status of a benefit plan as an asset or liability in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The standard also requires that plan assets and benefit obligations be measured as of the annual balance sheet date.

SFAS 158 was effective for fiscal years ending after December 15, 2006, with certain exceptions not applicable to AEGON; therefore, the provisions of SFAS 158 were adopted effective December 31, 2006. The adoption of SFAS 158 did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension cost.

The effect on shareholders’ equity of adopting SFAS 158 to the consolidated balance sheet to record the funded status of pension benefits and other postretirement benefits as of December 31, 2006 is as follows:

SFAS 158 adjustment on a pre-tax basis	(1,280)
Deferred taxes	425

Net impact on shareholders’ equity	(855)

Amounts recognized in accumulated other comprehensive income on a pre-tax basis consist of:

	Pension Benefits	Other Post-retirement Benefits
Net loss/(gain)	1,115	54
Prior service cost/(credit)	108	3

Total	1,223	57

The accumulated benefit obligation for the defined benefit pension plans amounts to EUR 3,866 million at December 31, 2006 (2005: EUR: 3,979 million).

The prior year service cost and actuarial gains and losses included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended December 31, 2007 are EUR 11 million and EUR 85 million, net of tax, respectively.

Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”)

In September 2006, the SEC issued SAB 108, which provides guidance on quantifying and evaluating the materiality of financial statement misstatements, as well as guidance on correcting errors using a dual approach. When evaluating materiality, registrants should consider the effects of present and prior year misstatements on both the balance sheet and income statement, and also the present year effects on each of adjusting prior year misstatements that were appropriately considered immaterial under the previous approach.

SAB 108 is effective for fiscal years ending after November 15, 2006; therefore AEGON adopted its provisions effective December 31, 2006. The adoption of SAB 108 did not have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it could impact future presentation, if misstatements are identified.

ii. Future adoption of new US GAAP accounting standards

Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)

In September 2005, the AcSEC of the AICPA issued SOP 05-1. SOP 05-1 addresses the accounting for Deferred Acquisition Costs (“DAC”) on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

AEGON will adopt SOP 05-1 effective January 1, 2007. AEGON is currently evaluating the potential effects of SOP 05-1 on its consolidated financial condition and results of operations.

Statement of Financial Accounting Standards 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of SFAS 133 and SFAS 140” (“SFAS 155”)

In February 2006, the FASB issued SFAS 155, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

SFAS 155 (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. At adoption, the fair value election may also be applied to hybrid financial instruments that have been bifurcated under SFAS 133 prior to adoption of this Statement. Any changes resulting from the adoption of this Statement should be recognized as a cumulative effect adjustment to beginning retained earnings.

AEGON will adopt this guidance effective January 1, 2007. AEGON does not anticipate the adoption of SFAS 155 will have any material impact on AEGON’s consolidated financial position or results of operations.

FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS 109” (“FIN 48”)

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes and applies to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 provides criteria which an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. The evaluation is a two-step process. The recognition step determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority, based upon the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006.

AEGON will adopt FIN 48 effective January 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. AEGON is currently evaluating the potential effects of FIN 48 on its consolidated financial condition and results of operations.

Statement of Financial Accounting Standards 157, “Fair Value Measurements” (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 establishes a fair value hierarchy that prioritizes the market inputs to valuation techniques used to measure fair value into three levels: observable market inputs that reflect quoted prices of identical assets or liabilities, observable market inputs other than quoted market prices, and unobservable market inputs. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

AEGON will adopt this guidance effective January 1, 2008. AEGON has certain product riders, including GMWB and GMAB, that are recorded at fair value and require assumptions to be made that cannot be observed in the market (ex. lapse rates). The new standard requires fair value to be calculated based on the price that a company would pay to transfer the liability (an “exit value” concept) and requires an adjustment for the risk inherent in a particular valuation technique and an adjustment for the credit risk of the reporting entity (nonperformance risk). AEGON is currently assessing the impact of SFAS 157 on its consolidated financial condition, results of operations, and cash flows.

Statement of Financial Accounting Standards 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159 which permits entities to choose, at specified election dates, to measure eligible items at fair value (i.e., the fair value option). Items eligible for the fair value option include certain recognized financial assets and liabilities, rights and obligations under certain insurance contracts that are not financial instruments, host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument, and certain commitments. The fair value option (a) may be applied instrument by instrument, with certain exceptions, (b) is irrevocable (unless a new election date occurs), and (c) is applied only to entire instruments and not to portions of instruments. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Upon adoption, an entity is permitted to elect the fair value option irrevocably for any existing asset or liability within the scope of the standard. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption.

AEGON expects to adopt SFAS 159 on January 1, 2008, but has not yet determined the items to which we may apply the fair value option and the impact on our consolidated financial condition and results of operations.

18.56.2 Other comprehensive income in accordance with US GAAP

The related tax effects allocated to each component of Other comprehensive income are as follows:

In million EUR		2006	2005	2004
Foreign currency translation adjustment	pre-tax	(1,515)	1,987	(985)
	tax	24	—	14
	net of tax	(1,491)	1,987	(971)

Unrealized gains (losses) during period	pre-tax	(649)	1,087	1,277
	tax	270	(247)	(366)
	net of tax	(379)	840	911

Less: reclassification adjustment for gains and losses included in net income	pre-tax	(369)	(672)	(670)
	tax	(64)	134	144
	net of tax	(433)	(538)	(526)

Net unrealized result on Cash flow hedges	pre-tax	(147)	168	102
	tax	51	(71)	(36)
	net of tax	(96)	97	66

Minimum pension liability adjustment	pre-tax	—	44	(69)
	tax	—	(14)	22
	net of tax	—	30	(47)

Other comprehensive income (loss)		(2,399)	2,416	(567)

Accumulated other comprehensive income consists of:

	December 31, 2006	December 31, 2005	December 31, 2004
Accumulated foreign currency adjustment	(2,964)	(1,583)	(3,570)
Unrealized gains (losses)	1,782	2,411	2,565
Cash flow hedges	80	169	66
Minimum pension liability adjustment	—	(17)	(47)
Defined Benefit Pension Plans	(872)	—	—

Total	(1,974)	980	(986)

18.56.3 Earnings per share

SFAS 128 “Earnings Per Share” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares has been adjusted retroactively for all periods presented, to reflect stock dividends.

	2006	2005	2004
Net income per share, based on US GAAP (in EUR)
Basic	1.25	1.29	0.89
Diluted	1.24	1.29	0.89

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the IFRS and US accounting basis is as follows:

	2006	2005	2004
Numerator:

IFRS:
Net income	3,169	2,147	2,010
Less: dividends on preferred shares	(80)	(79)	(95)
Less: coupons on perpetuals	(143)	(132)	(84)

Net income used in basic and diluted calculation	2,946	1,936	1,831

US GAAP:
Net income on IFRS used in basic and diluted calculation	2,946	1,936	1,831
US GAAP adjustments to net income	(1,123)	(63)	(580)
Coupons on perpetuals	143	132	84

Net income on US GAAP used in basic and diluted calculation	1,966	2,005	1,335

Denominator: (number of shares, in millions)

Weighted average shares, as used in basic calculation	1,578.6	1,548.3	1,503.1
Addition for stock options outstanding during the year	1.1	0.2	—

Weighted average shares, as used in diluted calculation	1,579.7	1,548.5	1,503.1

18.56.4 Fair value of financial instruments

SFAS 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table reflects the disclosure of fair values and carrying amounts of assets and liabilities as provided for in SFAS 107.

	December 31, 2006		December 31, 2005
	Carrying amount	Fair value	Carrying amount	Fair value
Shares	7,745	7,745	7,896	7,896
Bonds	105,225	105,281	113,971	114,031
Loans guaranteed by mortgage	16,171	16,462	17,231	17,944
Private loans	307	332	609	651
Policy loans	1,557	1,557	1,543	1,543
Receivables out of share lease agreements	373	373	772	776
Investments for the account of policyholder	133,060	133,060	126,141	126,141
Trust pass-through securities	123	123	437	574
Subordinated loans	34	35	284	309
Borrowings	4,991	5,081	5,532	5,743
Investment contracts without discretionary participation feature	36,027	34,611	38,140	37,658
Investment contracts without discretionary participation feature for the account of policyholder	22,764	22,764	22,258	22,258
Derivative assets	1,883	1,883	2,295	2,295
Derivative liabilities	1,788	1,788	2,202	2,202

Refer to Note 18.3 for a description of the methods used for the fair value calculations. For more information on derivatives see Note 18.9.

18.56.5 Additional disclosure for unrealized investment losses

The table presented below represents the composition by investment type of all bonds and money market instruments in an unrealized loss status held by AEGON USA and AEGON The Netherlands at December 31, 2006. The following information has been prepared in accordance with IFRS:

	Less than 12 months		12 months and more		Carrying value of securities with unrealized losses	Total
In million EUR	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses		Unrealized losses
US Government	774	(10)	1,033	(27)	1,807	(37)
Dutch government	1,092	(25)	134	(2)	1,226	(27)
Other government	2,801	(38)	561	(19)	3,362	(57)
Mortgage backed	2,091	(15)	2,272	(57)	4,363	(72)
Asset backed	1,564	(11)	2,442	(59)	4,006	(70)
Corporate	10,306	(181)	10,803	(369)	21,109	(550)
Other	156	(11)	89	(13)	245	(24)

Total	18,784	(291)	17,334	(546)	36,118	(837)

The composition by industry categories of bonds and money market investments in an unrealized loss position held by AEGON USA and AEGON The Netherlands at December 31, 2006 is presented in the table below. The following unrealized loss consists of 1,680 issuers.

Unrealized losses – bonds and money market investments

In million EUR	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Asset Backed Securities (ABSs) – aircraft	63	(7)	113	(25)
ABSs – CBOs	103	(3)	240	(23)
ABSs – Housing related	1,493	(29)	1,644	(32)
ABSs – Credit cards	670	(7)	1,205	(19)
ABSs – Other	1,691	(25)	1,535	(31)
Collateralized mortgage backed securities	4,363	(72)	5,850	(103)
Financial	7,226	(134)	6,651	(145)
Industrial	11,258	(335)	10,711	(341)
Utility	2,615	(80)	2,384	(55)
Sovereign exposure	6,391	(121)	2,416	(47)

Total	35,873	(813)	32,749	(821)

As of December 31, 2006, there are EUR 1,875 billion of gross unrealized gains and EUR 813 million of gross unrealized losses in the AFS Bonds portfolio of AEGON USA and AEGON The Netherlands. No one issuer represents more than 4% of the total unrealized position.

When AEGON makes the decision to sell a security in a loss position as of the balance sheet date, an impairment loss is recognized to write the book value of the security down to fair value. AEGON generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. If a particular asset does not fit the company’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security is impaired to fair value under US GAAP only. Because the company has not made a decision to sell the security, there are no fundamental credit issues, and because AEGON has not suffered any economic loss, these securities are not impaired under IFRS.

Asset Backed Securities

ABS – Housing and ABS—Other

ABS-housing includes debt issued by securitization trusts collateralized by pools of loans to borrowers who are generally considered “sub-prime” and are secured by first and second mortgage loans on 1-4 family homes and manufactured housing. ABS-other includes debt issued by securitization trusts collateralized by various other assets including auto loans, student loans, and other asset categories. The aggregate unrealized loss is less than 2% of the market value of these two sectors. 82% of unrealized losses relate to AAA rated securities and 88% of unrealized losses relate to securities rated A or higher. The unrealized losses are more a reflection of interest rate movements than credit related concerns. Where credit events may be impacting the unrealized losses, cash flows are modeled using assumptions for defaults and recoveries as well as including actual experience to date. When models do not indicate full recovery of principal and interest, the securities are impaired to fair value. When these models indicate full recovery of principal and interest, no impairment is taken. AEGON does not consider securities in an unrealized loss as of December 31, 2006, to be impaired.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Collateralized Mortgage-Backed Securities

The unrealized loss on collateralized mortgage-backed securities is EUR 71 million (USD 93 million), of which EUR 52 million (USD 68 million) relates to commercial mortgage-backed securities (CMBS). The fundamentals of the CMBS market are, on average, strong. Aggressive underwriting at the loan level and an unprecedented amount of capital chasing commercial real estate continue to be the themes. Capitalization rates have compressed to historically low levels following the decline in interest rates as well as a compression in risk spread. A spike in interest-only loans coupled with a decrease in the amount of reserves collected highlight the current aggressive state of loan underwriting. The introduction of the 20% and 30% subordinated super senior AAA classes provides an offset to these negative fundamentals. Of the CMBS unrealized loss, 22% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. We believe that these deals are well underwritten and have performed relatively better than other comparable CMBS deals. The unrealized loss overall (and specific to LBUBS) is not credit driven but rather a reflection of the move in interest rates relative to where these deals were originally priced. For those securities in an unrealized loss position, the market to book ratio is 98%. As the unrealized losses on AEGON’s collateralized mortgage-backed securities are attributable to interest rate increases and not fundamental credit problems with the issuer or collateral, the unrealized losses are not considered by AEGON to be impaired as of December 31, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Financial

Banking

The fundamentals of the banking sector continue to be solid. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in AEGON’s portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percentage of book value on public and private securities in an unrealized loss position is high at 98%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. Banking accounts for the majority of losses in the financial sector. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Insurance

The fundamentals of the insurance sector continue to be solid. It is a high credit quality sector and represents a modest portion of the corporate debt market. The overall market to book ratio on all securities in an unrealized loss position is 98%. Unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Industrial

Basic Industries and Capital Goods

The basic and capital goods industries encompass various sub-sectors ranging from aerospace/ defense to packaging. The most significant of these are addressed individually. Packaging accounts for 6% of the basic and capital goods industries. The packaging sector’s performance is dependent on the underlying credits, raw material structure and pricing power. Due to the fact that resin prices fluctuate with the price of oil, plastic packaging credits that have resins as their major raw material have struggled. Significant increases in aluminum have caused metal packaging credits that use aluminum to make cans to struggle.

As the cost of the raw materials has dramatically risen, the companies have been trying to offset these costs with price increases and variable contracts. In the short term, this lag between increasing raw material costs and increased pricing has hurt margins and profitability, however new variable pricing contracts have shortened the lag. Additionally, high input costs such as oil, energy, and transportation have also hurt the results. With a market to book ratio on securities in an unrealized loss position of 98%, AEGON is well positioned in the packaging sector.

The environmental sector, which accounts for 4% of the sector, has been hurt by high energy and transportation costs. The sector is very sensitive to energy costs, as the majority of the business centers around the collection of waste by fleets of trucks. Price initiatives have been instituted and pricing is catching up to the higher energy costs.

Building products make up 16% of the basic and capital goods industries. The building products sector is highly correlated to the housing market. Fundamentals have dramatically weakened in the homebuilding sector and the building product sector has come under technical pressure as order activity has slowed and cancellation rates have increased. The construction machinery industry, which is 6% of the total, has experienced improving demand due mainly to continued economic expansion. Higher input costs have generally been more than offset by improved pricing and productivity initiatives. Companies within the diversified manufacturing industry have exposure to a wide variety of end-markets. Profitability in this industry tends to track overall industrial production trends which continued to show growth throughout 2006. The unrealized losses in the aerospace/defense sub-sector are primarily interest rate related and there are limited fundamental credit issues in the sector. The aerospace/defense sub-sector accounts for 11% of the total sector.

While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos, home construction, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result, AEGON’s absolute exposure is large, but the overall market to book ratio is 97% on all securities in an unrealized loss position.

The automotive sub sector accounts for approximately 20% of the unrealized loss position. The underlying fundamentals driving sales and earnings performance continue to be pressured as a result of declining Big 3 market share. The lost market share and high raw material costs have negatively impacted suppliers. The Big 3 have made progress with their respective restructuring plans to modestly improve credit profiles, but the pressure to further improve costs and stabilize market share remains. As of December 31, 2006, AEGON USA held USD 34 million B- rated shares of General Motors, which carried unrealized losses of EUR 1 million (USD 1 million). AEGON USA held USD 48 million B rated and USD 20 million CCC+ rated shares of Ford Motor Company, which carried no unrealized losses. For autos, the overall market to book ratio is 97% on all securities in an unrealized loss position.

With respect to the other groups, fundamentals have held up relatively well, but a slowing economy and moderating consumer sentiment is likely to weaken results in the upcoming year. Homebuilders, retailers, and gaming companies have showed signs of stress as higher interest rates, oil/gas prices, and utility costs are taking their toll on discretionary spending. Lodging continues to perform well as results are tied more closely to business spending than consumer tourism spending. Many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to credit deterioration. Higher interest rates than a few years ago have clearly been one of the primary drivers of those securities with unrealized losses in this sector with the homebuilding sector likely the most affected. Fundamentals in the homebuilding sector have weakened due to higher interest rates and oversupply which have led to a decrease in order activity and high cancellation rates. The key question will be when the supply imbalance moderates. In the home building sector as of December 31, 2006, AEGON held EUR 15 million (USD 20 million) of debt rated less than BBB- and EUR 222 million (USD 293 million) of debt rated investment grade, which carried unrealized losses of EUR 0.8 million (USD 1 million) and EUR 1.5 million (USD 2 million), respectively. In the retail sector, investors have been negatively impacted by increased mergers and acquisitions and leveraged buyout activity.

The overall market to book ratio is 97% on all securities in an unrealized loss position. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit-related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Consumer Non-Cyclical

The consumer non-cyclical companies continue to maintain fairly stable credit profiles. Consumer products, food and beverage fundamentals have modestly weakened due to higher input costs and somewhat stagnant pricing. Additionally, shareholder friendly actions and related restructuring have been done at the expense of bondholders. For private placements (which represent 49% of the gross unrealized loss position), the vast majority contain covenants that protect the bondholder from these shareholder friendly actions. Supermarkets have improved same store sales, but operating margins continue to be pressured by a very competitive food retail environment. Pharmaceuticals have had some modest sales and operating margin deterioration due to a number of branded products coming off of patent. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to significant credit deterioration.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 98% on all public securities in an unrealized loss position, and 96% on all private securities in an unrealized loss position. The vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but is primarily due to increases in interest rates; therefore, AEGON does not consider those unrealized losses to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Transportation

The transportation segment has seen weakness due to rising fuel costs. The airlines are a material portion of the sector, and their results, although positive, have a negative correlation with fuel costs. Fuel costs have receded from their peak levels which is a positive for the airlines. In the short-term, the airlines have historically had a difficult time increasing fares to compensate for higher fuel costs. In the longer-term, however, the companies should be able to increase their pricing in order to reflect the cost environment given the consumer demand. Over 67% of the unrealized losses are from the railway sector. However, these unrealized losses as well as the other unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Communications

Continuing on the trend started in 2005, many companies in the communications sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused many companies to increase financial leverage. Consolidation within the telecom industry has continued into 2006, with the most notable being AT&T Inc.’s acquisition of Bellsouth. Fundamentals also remain challenging, with wire line telecom companies experiencing accelerating line losses due to competition from wireless providers, as well as cable and other voice over internet protocol (VOIP) providers. Media companies are suffering from a tepid advertising environment, with advertising dollars shifting to “new” forms of media. This has led to lower returns on equity, historically low equity multiples, and poor stock performance. In some cases activist shareholders and private equity firms have forced management to respond by increasing financial leverage, consolidation, or asset divestitures. The net effect is a weaker credit profile for many companies.

The overall market to book ratio on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON does not consider the remaining book values to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Utility

Electric and Energy

In the aftermath of 2002’s melt-down, the theme for electric utilities, and energy companies as a whole turned to a focus on the basics of good business. Companies focused on optimizing their regulated operations and minimizing the volatility in other areas of their businesses. The industry also focused on strengthening their balance sheets through debt-reduction and maximizing cash flows. During 2006 fundamentals continued to improve, and are generally expected to remain stable through 2007. Looking forward, the most concerning issues on the horizon appear to be continued merger and acquisition activity, growing capital expenditures programs, and an increasingly uncertain regulatory environment driven by rising energy prices. The overall market to book ratio on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Natural Gas

Pipeline companies have strengthened their credit fundamentals via asset sales, strong cash flows, and renewed strength in select non-regulated business segments. Specifically, those companies with natural gas production units and/or gas processing have enjoyed very strong margins. At the same time, those companies with legacy energy trading books continue to be burdened by these now largely discontinued operations. With respect to capital deployment, pipeline companies are increasingly emphasizing organic growth projects over acquisitions. This has been driven by the higher cost of doing acquisitions in this sector, as well as the need to develop new infrastructure as natural resources are extracted from new regions and basins. The maintenance and replacement of existing energy infrastructure has also been an area of increased investment by pipeline and distribution companies. Acquisition activity that is taking place is focused more on asset sales/purchases, as some industry participants are sharpening their business focus by moving away from the energy/utility conglomerate business model, or focusing their activities on regulated or non-regulated activities, respectively. One area of ongoing and increasing concern is the prospect for leveraged buy-outs within the sector. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Sovereigns

Sovereigns include government issued securities including Dutch government bonds, US Treasury, agency and state bonds; substantially all of the unrealized losses relate to A or higher rated securities. Only one issuer in this sector has unrealized losses greater than EUR 15 million (USD 20 million). AEGON owns EUR 1.8 billion (USD 2.4 billion) of US Treasuries, of which all are AAA rated securities with unrealized losses of EUR 21 million (USD 28 million). Over EUR 12 million (USD 16 million) of the unrealized losses in this sector relate to Small Business Administration (SBA) debt. When SBA holdings in the sovereign sector are combined with SBA holdings in the ABS—other sector, AEGON holds EUR 0.9 billion (USD 1.2 billion) AAA rated shares of the issuer’s securities with unrealized losses of 20 million. The overall market to book ratio is 98% on all SBA debt in an unrealized loss position. As the unrealized losses on AEGON’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON to be impaired at December 31, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater EUR 15 million (USD 20 million).

18.56.6 Summary description of US GAAP goodwill accounting

Under US GAAP goodwill is recognized and tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment would be necessary.

In 2006 the required annual goodwill impairment test was performed in the fourth quarter and resulted in no goodwill impairment.

Impairment testing required the determination of the fair value for each of the identified reporting units. The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. A sensitivity analysis was performed using increases in the discount rate of 1% and 2%. There was no goodwill impairment with 1% increase in the discount rate, and approximately EUR 298 million (USD 375 million) of impairment write-off when the risk discount rate was increased by 2%. Fair value of the operations in the United Kingdom has been determined using appraisal value methodology which also uses discounted cash flow techniques. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

AEGON has recognized two purchased intangible assets, goodwill and value of business acquired (VOBA). The excess of the cost over the fair value of identifiable assets acquired in business combinations, including VOBA, is recorded as goodwill. VOBA is equal to the present value of estimated future profits of insurance policies in force related to business acquired.

The changes in the carrying value of goodwill on an US GAAP basis presented for each business segment, for the year ended December 31, 2006, were as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
Goodwill balance at January 1, 2006	1,838	347	781	91	3,057
Goodwill acquired during the period	—	49	1	111	161
Deferred tax adjustment	—	—	—	(1)	(1)
Foreign currency differences and other	(191)	—	16	(5)	(180)

Goodwill balance December 31, 2006	1,647	396	798	196	3,037

18.56.7 Additional information on VOBA

Estimated amortization expense of VOBA under IFRS for the years 2007 through 2011 is EUR 318 million, EUR 301 million, EUR 268 million, EUR 243 million and EUR 239 million, respectively.

18.56.8 Variable interest entity

Financial Accounting Standards Board Interpretation 46 and 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN 46” and “FIN 46(R)”)

In December 2003, the FASB revised FIN 46, which was originally issued in January 2003. FIN 46(R) clarifies the application of Accounting Research Bulletin (“ARB”) 51, “Consolidated Financial Statements”, for certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entities). If a variable interest entity (“VIE”) does not effectively disperse risks among the parties involved, then the VIE is required to be consolidated by the primary beneficiary. A primary beneficiary has a variable interest that will absorb a majority of the VIEs expected losses, or receive a majority of the VIEs expected returns, or both. All other entities that are not considered VIEs are evaluated for consolidation under accounting principles ARB 51, and SFAS 94, “Consolidation of All Majority-Owned Subsidiaries”.

Additional liabilities recognized as a result of consolidating VIEs with which AEGON is determined to be the primary beneficiary do not represent additional claims on the general assets of AEGON, rather they represent claims against additional assets recognized as a result of consolidating the VIEs. Conversely, the additional assets that AEGON consolidates per FIN 46(R) are not available to settle AEGON’s general obligations. The additional assets consolidated will be used to settle the additional liabilities recognized as a result of consolidating these VIEs.

Pursuant to FIN 46(R), certain investment structures, primarily limited partnerships, are now consolidated for US GAAP. Upon consolidating the VIEs at January 1, 2004, the investment in VIEs of EUR 328 million was increased by EUR 391 million to establish the total VIE assets of EUR 719 million. The liabilities of the VIEs at January 1, 2004 were EUR 391 million, including EUR 159 million for non-controlling interests. There was no material effect to AEGON’s consolidated financial condition or results of operations from the consolidation of these entities.

Interests in Variable Interest Entities—Deconsolidation required

FIN 46(R) affected AEGON’s accounting for TRUPS and debentures issued to affiliated trusts. Previously, AEGON consolidated the affiliated trusts. These trusts are VIEs as defined by FIN 46(R), and since AEGON is not the primary beneficiary, these trusts need to be deconsolidated. At December 31, 2006, the impact of deconsolidation was to decrease the TRUPS by EUR 102 million (2005: EUR 437 million), decrease long-term liabilities payable for debentures by EUR 379 million (2005: EUR 434 million), and establish an offsetting amount for long-term liabilities.

Interests in Variable Interest Entities—When AEGON is the primary beneficiary

Pursuant to FIN 46(R), certain investment structures, primarily limited partnerships, are now consolidated for US GAAP. AEGON owns interests in several limited partnerships in which AEGON is a passive investor. As of December 31, 2006, AEGON holds the majority of the interests in eight of the partnerships, which represents an increase over the number of limited partnerships consolidated as of December 31, 2005, as a result of investing in two new VIEs during 2006. AEGON has determined that these limited partnerships are VIEs and that AEGON is the primary beneficiary. As a result, AEGON has consolidated these VIEs. Seven of the limited partnerships are hedge funds, which employ a variety of investment strategies to both manage risks and earn superior returns over the long-term. The other limited partnership has investments in the oil and gas industry. AEGON uses these funds to diversify its portfolio and to earn a higher rate of return when compared to conventional investments. Total assets and liabilities for these limited partnerships as of December 31, 2006 were approximately EUR 652 million and EUR 210 million, respectively. A minority interest liability was also established for EUR 150 million. The additional assets will be reported as part of AEGON’s invested assets. The additional liabilities are current (i.e. short-term) in nature and are non-recourse to AEGON. The net income reported for 2006 by these limited partnerships was approximately EUR 44 million. AEGON’s share of this net income was approximately EUR 27 million. The consolidation of two of the limited partnerships was based on data available as of September 30, 2006. At December 31, 2006, AEGON’s investment in the limited partnerships was EUR 292 million, which represents the maximum exposure to loss.

As of December 31, 2005, AEGON was the primary beneficiary of six limited partnerships. Five of the limited partnerships were hedge funds, and the other had investments in the oil and gas industry. Total assets and liabilities for these limited partnerships as of December 31, 2005, were approximately EUR 245 million and EUR 21 million, respectively. A minority interest liability was also established for EUR 51 million. The net income reported for 2005 by these limited partnerships was approximately EUR 32 million. AEGON’s share of this net income was approximately EUR 30 million. The consolidation of three of the limited partnerships was based on data available as of September 30, 2005. At December 31, 2005, AEGON’s investment in the limited partnerships was EUR 173 million, which represented the maximum exposure to loss.

AEGON owns debt and equity interests in an entity whose primary activity is participating in a total return swap based on the performance of a reference portfolio of bank loans. In addition to its variable interests, AEGON is the investment manager of the EUR 409 million reference bank loan portfolio. As of December 31, 2006, AEGON owns notes of EUR 66 million and equity of EUR 1 million. AEGON has determined it is the primary beneficiary and has consolidated this entity. As of December 31, 2006, the entity had assets of approximately EUR 90 million and liabilities of approximately EUR 70 million (including the EUR 66 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2006 by this entity was approximately EUR 2.5 million. AEGON’s share of this net income was approximately EUR 2.0 million. As of December 31, 2005, AEGON owned notes of EUR 74 million and equity of EUR 0.8 million. As of December 31, 2005, the entity had assets of approximately EUR 97 million and liabilities of approximately EUR 76 million (including the EUR 74 million) of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2005 by this entity was approximately EUR 5.1 million. AEGON’s share of this net income was approximately EUR 4.2 million.

AEGON also owns 100% of the debt and equity interests issued by another entity whose primary activity is participating in a total return swap based on the performance of a reference portfolio of bank loans. In addition to its variable interests, AEGON is the investment manager of the EUR 288 million reference bank loan portfolio. As of December 31, 2006, AEGON owns notes of EUR 49 million and equity of EUR 2 million. Since AEGON owns 100% of the debt and equity, AEGON is the primary beneficiary and has consolidated this entity. As of December 31, 2006, the entity had assets of approximately EUR 54 million and liabilities of approximately EUR 51 million (including the EUR 48 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2006 by this entity was approximately EUR 1.2 million. As of December 31, 2005 AEGON owned notes of EUR 32 million and equity of EUR 2.5 million. As of December 31, 2005, the entity had assets of approximately EUR 36 million and liabilities of approximately EUR 33 million (including the EUR 32 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2005 by this entity was approximately EUR 0.8 million.

AEGON owned all of the interests in certain trusts that were established to hold passive investments in fixed income financial instruments and derivative contracts. AEGON had entered into agreements with these trusts to provide credit and collateral support on the derivative contracts and a standby liquidity asset purchase agreement to purchase the fixed income investments at par in certain circumstances. AEGON was the primary beneficiary and consolidated these trusts until they were liquidated in 2006. The fixed income financial instruments and derivatives owned by the trusts were reflected on the balance sheet at December 31, 2005 in the amount of EUR 132 million. The derivative contracts were part of a hedging relationship.

AEGON is the primary beneficiary and consolidates certain VIEs which hold investments in low-income housing tax credit partnerships and limited liability companies (“the Consolidated Properties”). In some cases, AEGON has sold these investments to the VIEs, and in other cases the VIEs have purchased these investments from external parties. Each VIE has an external party as the primary investor. A VIE controlled by AEGON is the managing member. The Consolidated Properties generate tax credits and other tax deductions for the investor. In some cases, these Consolidated Properties require additional future capital commitments from the investor. AEGON provides a guarantee of the minimum annual and cumulative return on the investor’s contributed capital for a fee. AEGON is not at risk for changes in tax law or the investors’ inability to fully utilize the tax benefits. An investment in partnerships has been recorded on the balance sheet at December 31, 2006 in the amount of EUR 110 million (USD 145 million) (2005: EUR 66 million). An offsetting liability is recorded for the same amount.

AEGON uses consolidated VIEs to issue medium-term notes and commercial paper that are backed by funding agreements written by its life insurance subsidiaries. The notes and commercial paper are sold to third party institutional investors. The outstanding notes balance at December 31, 2006 was EUR 7,954 million (2005: EUR 8,155 million). The outstanding commercial paper balance at December 31, 2006, was EUR 538 million (2005: EUR 600 million). These entities have been consolidated previous to FIN 46(R). Refer to notes to the Consolidated Financial statements, Note 18.4.1.5 addressing Institutional guaranteed products for disclosures related to these products.

AEGON administers mutual funds of which the equity holders do not control the fund as they are not able to replace AEGON as fund manager. The majority investors in these mutual funds are AEGON subsidiaries and therefore AEGON is the primary beneficiary. The minority investors are numerous unrelated parties. The consolidation of the mutual funds did not have an effect on net income or shareholders’ equity.

Interests in Variable Interest Entities—When AEGON is not the primary beneficiary

AEGON receives federal income tax benefits by investing in limited partnerships and limited liability companies (“the Properties”), which own apartment properties that qualify for low income housing tax credits. AEGON receives US Federal income tax credits and deductible losses in recognition of its investments in each of the Properties for a period of ten years. In some cases, AEGON receives distributions from the Properties that are based on a portion of the actual cash flows. The Properties are organized as limited partnerships or limited liability companies, and each Property has a managing general partner or managing member. AEGON is often the sole limited partner or investor member in each Property, but is typically not the general partner or managing member. In a few situations where AEGON is the general partner or managing member, the investment has been consolidated.

AEGON has determined that the Properties are VIEs in accordance with FIN 46(R) and that AEGON is not the primary beneficiary of any of them. The Properties typically obtain additional financial support by issuing long-term debt in the form of mortgages secured by their real estate holdings, or as unsecured debt. None of the debt has any recourse to the general assets of AEGON. The equity method of accounting is followed for investments in the Properties. The isolation of the assets and the liabilities of the Properties from the claimants and assets of AEGON would continue in the event AEGON commenced consolidation accounting for any of the Properties. The maximum exposure to loss in relation to the Properties is limited to AEGON’s investment in the Properties. AEGON’s relationships with the Properties, taken as a group, are significant because of the VIE nature of the Properties, the size of the group, and AEGON’s relatively high ownership of each Property’s equity. As of December 31, 2006, the total assets of the Properties were EUR 1.6 billion (USD 2.1 billion) and total debt and liabilities were EUR 0.8 billion (USD 1.1 billion) (based on the latest available audited financial statements as of December 31, 2005). AEGON’s equity investment in the Properties was EUR 506 million (USD 666 million) and outstanding equity commitments totaled EUR 216 million (USD 285 million). The maximum exposure to loss is limited to EUR 722 million (USD 951 million) (including future commitments). As of December 31, 2005, the total assets of the Properties were EUR 1.4 billion (USD 1.9 billion) and total debt and liabilities were EUR 0.7 billion (USD 0.9 billion) (based on the latest available audited financial statements as of December 31, 2004). AEGON’s equity investment in the Properties was EUR 418 million (USD 569 million) and outstanding equity commitments totaled EUR 170 million (USD 232 million). The maximum exposure to loss was limited to EUR 588 million (USD 801 million) (including future commitments).

AEGON owned a fixed income asset with embedded derivatives issued by a VIE that was expected to mature in 2009. The VIE was established to hold indirect interests (through other VIEs) in residential mortgage backed securities. AEGON sold its investment in this VIE during 2006. The notional amount of the assets in the VIE was approximately EUR 1,439 million (USD 1,960 million) at December 31, 2005, and the variable interests issued by the VIE had various seniority rights. AEGON determined it was not the primary beneficiary of this VIE or any of the related VIEs.

18.56.9 Account balances of contracts with guarantees

Refer to Note 18.9 and 18.19 for details on our products with guarantees. Account balances of contracts with guarantees were invested as follows1:

	December 31,
Asset Type	2006	2005
Equity fund	37,302	39,383
Bond funds	27,311	28,425
Money markets and other	5,205	4,455

Total	69,818	72,263

[1]	Includes account balances related to assumed elective guaranteed minimum withdrawal benefit riders of a ceding company’s variable annuity contract; refer to Note 18.9.

18.56.10 Sales inducements

AEGON defers costs related to sales inducements offered on sales to new customers, principally on investment contracts and primarily in the form of additional credits to the customer’s account value or enhancements to interest credited for a specified period, which are beyond amounts currently being credited to existing contracts. All other sales inducements are expensed as incurred. Deferred sales inducements are amortized to income using the same methodology and assumptions as DPAC and are reviewed for recoverability and written down when necessary.

Amounts in million EUR	2006	2005
Balance at January 1	417	376
Capitalization	34	30
Amortization	(69)	(50)
Disposal	(20)	—
Currency exchange and other	(12)	61

Balance at December 31	350	417

18.56.11 Guarantees

Financial Accounting Standards Board Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect guarantees of Indebtedness of Others” (“FIN 45”)

FIN 45 requires certain types of guarantees to be recorded at fair value by the guarantor at inception. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires additional disclosure for certain categories of guarantees, including certain categories of guarantees, which are already accounted for under specialized accounting principles, such as SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, (subsequently amended by SFAS 137, SFAS 138, and SFAS 149), even when the likelihood of making any payments under the guarantees is remote.

AEGON has various arrangements that require guarantor disclosures per FIN 45:

AEGON issues synthetic GICs that require disclosure under FIN 45, as described in Note 18.4.1.5 to our consolidated financial statements. In return for the contracts book value benefit responsive guarantee provided by the synthetic GICs, AEGON receives a fee that can vary based on such elements as benefit responsive exposure and contract size. AEGON underwrites the contract for the possibility of having to make benefit payments and also must agree with the proposed investment guidelines to ensure appropriate credit quality and cash flow. At December 31, 2006, the notional amount of synthetic GICs was EUR 37 billion (2005: EUR 36 billion), which represents the maximum amount of potential future payments (undiscounted). Generally, these contracts do not have maturity schedules. Funding requirements to date have been minimal. Management does not anticipate any future funding requirements that would have a material effect on reported financial results.

AEGON enters into agreements to provide liquidity for multi-seller asset backed commercial paper conduits. These liquidity agreements generally provide for AEGON to purchase non-defaulted assets or provide loans secured by assets from the securitization structure at market interest rates or better. AEGON earns a fee in exchange for providing these agreements. At December 31, 2006, the total notional amount was EUR 822 million (2005: EUR 818 million), which represents the maximum amount of potential future payments (undiscounted). The maturities of the notional amount of the agreements were EUR 806 million in 2007 and EUR 16 million in 2019. AEGON does not anticipate any future funding requirements that would have a material effect on reported financial results.

AEGON enters into principal protection agreements with financial institutions or fund of fund managers on certain financial instruments. These agreements provide for AEGON to pay a percentage of the excess of the principal protected value over the fair value of the underlying assets under certain remote events. AEGON earns a fee in exchange for providing this principal protection. The notional amount of the principal protection at December 31, 2006 was EUR 907 million (2005: EUR 281 million ), which represents the maximum amount of potential future payments (undiscounted). At December 31, 2006, the maturities of the underlying fund portfolios were: EUR 109 million in 2007, EUR 71 million in 2008, EUR 297 million in 2009, and EUR 431 million in 2010. Management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

AEGON has entered into guarantees associated with VIEs which own investments in low-income housing tax credit partnerships. Refer to the disclosure in “Consolidation of Variable Interest Entities” (FIN 46R) for more details. At December 31, 2006, the notional amount of the investors capital accounts covered by these guarantees is EUR 139 million (2005: EUR 117 million). These agreements mature approximately five to seven years after the last tax compliance period for the underlying low-income housing tax credit property with none maturing in the next five years. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

For the year ending December 31, 2006, AEGON sold approximately EUR 105 million (2005: EUR 21 million) of AAA-wrapped municipal debt securities to qualifying Special Purpose Entities (QSPEs). Due to AEGON’s continuing involvement with the assets in these QSPEs, AEGON consolidates these entities for IFRS reporting, but consolidation is not appropriate for US GAAP reporting. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss as of December 31, 2006, is EUR 678 million (2005: EUR 866 million). The acquisition of these securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a QSPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the QSPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2006, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2006 unpaid principal and accrued interest on the notes of EUR 648 million (2005: EUR 840 million) reflected in Financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

18.56.12 Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries of, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of December 31, 2006, 2005 and 2004 and the condensed consolidating income statements and condensed cash flow statements are shown for the years ended December 31, 2006, 2005, and 2004. The information is prepared in accordance with IFRS and accompanied by a reconciliation to US GAAP.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. TFC is reported as a component of Holdings and other activities, which includes additional parent company interest charges.

A further description of the adjustments in the reconciliation from IFRS to US GAAP can be found in Note 18.55 of the notes to consolidated financial statements.

The condensed consolidating balance sheets as at December 31, 2006 and 2005 are shown below:

As at December 31, 2006

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	136,151	(20)	136,131
Investments for account of policyholders	—	—	135,557	(20)	135,537
Investments in associates	—	—	478	—	478
Group companies & loans	24,873	—	2,570	(27,443)	—
Other assets and receivables	7,413	534	42,522	(7,802)	42,667

Total assets	32,286	534	317,278	(35,285)	314,813

Shareholders’ equity	18,605	34	17,562	(17,596)	18,605
Other equity instruments	4,032	—	—	—	4,032
Minority interest	—	—	16	—	16

Group equity	22,637	34	17,578	(17,596)	22,653

Trust pass-through securities	—	—	123	—	123
Subordinated borrowings	34	—	—	—	34

Insurance contracts general account	—	—	89,194	—	89,194
Insurance contracts for account of policyholders	—	—	72,143	—	72,143
Investment contracts general account	—	—	36,618	—	36,618
Investment contracts for account of policyholders	—	—	64,097	—	64,097
Group companies & loans	5,803	—	11,886	(17,689)	—
Other liabilities	3,812	500	25,639	—	29,951

Total equity and liabilities	32,286	534	317,278	(35,285)	314,813

Reconciliation to US GAAP:

Shareholders’ equity in accordance with IFRS	18,605	34	17,562	(17,596)	18,605

Adjustments for:
Share options	18	—	—	—	18
Goodwill	—	—	2,816	—	2,816
Deferred expenses / VOBA	—	—	235	—	235
Real estate	—	—	(1,410)	—	(1,410)
Financial assets	—	—	(95)	—	(95)
Derivatives	—	—	57	—	57
Insurance and investment contracts	—	—	694	—	694
Pensions and other post-employment benefits	—	—	1,025	—	1,025
Other equity instruments	238	—	—	—	238
Balance of other items	(11)	—	(94)	—	(105)
Tax	(58)	—	(171)	—	(229)
Cumulative effect of accounting changes	—	—	(855)	—	(855)
TFC and Other Subsidiaries	2,202	—	—	(2,202)	—

	20,994	34	19,764	(19,798)	20,994

As at December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	72		146,031	(28)	146,075
Investments for account of policyholders			127,583	(36)	127,547
Investments in associates			542	—	542
Group companies & loans	24,223		441	(24,664)	—
Other assets and receivables	6,648	615	37,404	(7,616)	37,051

Total assets	30,943	615	312,001	(32,344)	311,215

Shareholders’ equity	18,715	14	17,014	(17,028)	18,715
Other equity instruments	3,379		—	—	3,379
Minority interest			15	—	15

Group equity	22,094	14	17,029	(17,028)	22,109

Trust pass-through securities			437	—	437
Subordinated borrowings	284		—	—	284

Insurance contracts general account			96,597	—	96,597
Insurance contracts for account of policyholders			70,171	—	70,171
Investment contracts general account			38,842	—	38,842
Investment contracts for account of policyholders			58,724	—	58,724
Group companies & loans	3,889		7,187	(11,076)	—
Other liabilities	4,676	601	23,014	(4,240)	24,051

Total equity and liabilities	30,943	615	312,001	(32,344)	311,215

Reconciliation to US GAAP:

Shareholders’ equity in accordance with IFRS	18,715	14	17,014	(17,028)	18,715

Adjustments for:
Share options	3				3
Goodwill			2,992		2,992
Deferred expenses / VOBA			235		235
Real estate			(1,109)		(1,109)
Financial assets			(77)		(77)
Derivatives			87		87
Insurance and investment contracts			1,467		1,467
Pensions and other post-employment benefits			1,268		1,268
Other equity instruments	12				12
Balance of other items	19		(134)		(115)
Tax	(10)		(555)		(565)
TFC and Other Subsidiaries	4,174			(4,174)

	22,913	14	21,188	(21,202)	22,913

The condensed consolidating income statements for the years ended December 31, 2006, 2005 and 2004:

Year ended December 31, 2006

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	3,514	29	36,080	(3,008)	36,615

Income from reinsurance ceded	—	—	1,468	—	1,468
Net fair value and foreign exchange gains	35	—	906	(4)	937
Net gains on investments	—	—	10,280	(2)	10,278
Other income	—	—	11	—	11

Total income	3,549	29	48,745	(3,014)	49,309

Charges
Benefits and expenses	86	45	43,025	—	43,156
Net fair value and foreign exchange losses	(4)	—	131	—	127
Net losses on investments and impairment charges	(13)	—	1,737	—	1,724
Interest charges and related fees	303	—	134	(75)	362
Other charges	—	—	1	—	1

Total charges	372	45	45,028	(75)	45,370

Share in profit/(loss) of associates	—	—	32	—	32

Income before tax	3,177	(16)	3,749	(2,939)	3,971
Income tax	(8)	52	(846)	—	(802)
Minority interest	—	—	—	—	—

NET INCOME	3,169	36	2,903	(2,939)	3,169

Reconciliation to US GAAP

Net income determined in accordance with IFRS	3,169	36	2,903	(2,939)	3,169

Adjustments for:
Goodwill	—	—	—	—	—
Deferred expenses / VOBA	—	—	61	—	61
Real estate	—	—	(296)	—	(296)
Financial assets	—	—	(261)	—	(261)
Derivatives	—	—	(46)	—	(46)
Insurance and investment contracts	—	—	(729)	—	(729)
Pensions and other post-employment benefits	—	—	(147)	—	(147)
Other equity instruments	(215)	—	—	—	(215)
Balance of other items	(33)	—	31	4	2
Tax	82	—	426	—	508
Cumulative effect of accounting changes	—	—	—	—	—
TFC and Other Subsidiaries	(957)	—		957	—

Net income in accordance with US GAAP	2,046	36	1,942	(1,978)	2,046

Year ended December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,588	68	29,807	(2,127)	30,336
Income from reinsurance ceded			1,691		1,691
Net fair value and foreign exchange gains	108		597	(7)	698
Net gains on investments			12,620	(11)	12,609
Other income			176		176

Total income	2,696	68	44,891	(2,145)	45,510

Charges
Benefits and expenses	66	81	41,726		41,873
Net fair value and foreign exchange losses	198		187		385
Net losses on investments and impairment charges	(8)		108		100
Interest charges and related fees	265		137	(29)	373
Other charges	3		—		3

Total charges	524	81	42,158	(29)	42,734

Share in profit/(loss) of associates			20		20

Income before tax	2,172	(13)	2,753	(2,116)	2,796
Income tax	(25)	7	(633)		(651)
Minority interest			2		2

NET INCOME	2,147	(6)	2,122	(2,116)	2,147

Reconciliation to US GAAP

Net income determined in accordance with IFRS	2,147	(6)	2,122	(2,116)	2,147

Adjustments for:
Goodwill			—		—
Deferred expenses / VOBA			226		226
Real estate			(202)		(202)
Financial assets			(65)		(65)
Derivatives	8		5		13
Insurance and investment contracts			397		397
Pensions and other post-employment benefits			(278)		(278)
Other equity instruments	(200)				(200)
Balance of other items	68		(11)		57
Tax	46		(52)		(6)
Cumulative effect of accounting changes	(5)				(5)
TFC and Other Subsidiaries	20			(20)

Net income in accordance with US GAAP	2,084	(6)	2,142	(2,136)	2,084

Year ended December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,447	655	28,293	(2,095)	29,300
Income from reinsurance ceded			1,548		1,548
Net fair value and foreign exchange gains	7		198	1	206
Net gains on investments	52		7,110	1	7,163
Other income			138		138

Total income	2,506	655	37,287	(2,093)	38,355

Charges
Benefits and expenses	60	484	34,297		34,841
Net fair value and foreign exchange losses	5		194		199
Net losses on investments and impairment charges			283		283
Interest charges and related fees	184		208	6	398
Other charges	218		—		218

Total charges	467	484	34,982	6	35,939

Share in profit/(loss) of associates			25		25

Income before tax	2,039	171	2,330	(2,099)	2,441
Income tax	(29)	—	(400)		(429)
Minority interest			(2)		(2)

NET INCOME	2,010	171	1,928	(2,099)	2,010

Reconciliation to US GAAP

Net income determined in accordance with IFRS	2,010	171	1,928	(2,099)	2,010

Adjustments for:
Goodwill		(176)	32		(144)
Deferred expenses / VOBA			24		24
Real estate			(47)		(47)
Financial assets			91		91
Derivatives	(108)		(312)		(420)
Insurance and investment contracts			337		337
Pensions and other post-employment benefits			15		15
Other equity instruments	(129)				(129)
Balance of other items	2		(60)		(58)
Tax	79		(44)		35
Cumulative effect of accounting changes			(284)		(284)
TFC and Other Subsidiaries	(424)			424

Net income in accordance with US GAAP	1,430	(5)	1,680	(1,675)	1,430

The condensed consolidating cash flow statements for the years ended December 31, 2006, 2005 and 2004 are presented below:

Year ended December 31, 2006

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	3,177	(16)	3,749	(2,939)	3,971
Adjustments	(2,587)	21	3,510	2,939	3,883

	590	5	7,259	—	7,854

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(9)	—	(9)
Purchase and disposal of equipment	—	38	(81)	—	(43)
Purchase, disposal and dividend of subsidiaries and associates	168	—	(236)	(60)	(128)
Other	(64)	11	34	—	(19)

	104	49	(292)	(60)	(199)

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(751)	—	20	—	(731)
Issuance, repayment and coupons of perpetuals	434	—	—	—	434
Issuance and repayment on borrowings	839	(60)	(1,394)	60	(555)
Other	—	—	(22)	—	(22)

	522	(60)	(1,396)	60	(874)

Net increase/(decrease) in cash and cash equivalents	1,216	(60)	5,571	60	6,781

Year ended December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,172	(13)	2,753	(2,116)	2,796
Adjustments	(170)	50	(5,878)	2,116	(3,882)

	2,002	37	(3,125)	—	(1,086)

Cash flow from investing activities
Purchase and disposal of intangible assets	(1)	—	(16)	—	(17)
Purchase and disposal of equipment	(1)	252	(322)	—	(71)
Purchase, disposal and dividend of subsidiaries and associates	(538)	(98)	889	(105)	148
Other	—	(55)	55	—	—

	(540)	99	606	(105)	60

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(56)	10	(150)	—	(196)
Issuance, repayment and coupons of perpetuals	314	—	1	—	315
Issuance and repayment on borrowings	(979)	(155)	494	105	(535)
Other	—	2	(4)	—	(2)

	(721)	(143)	341	105	(418)

Net increase/(decrease) in cash and cash equivalents	741	(7)	(2,178)	—	(1,444)

Year ended December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,039	171	2,330	(2,099)	2,441
Adjustments	(2,823)	(216)	(705)	2,099	(1,645)

	(784)	(45)	1,625	—	796

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(16)	—	(16)
Purchase and disposal of equipment	—	98	(327)	—	(229)
Purchase, disposal and dividend of subsidiaries and associates	(655)	5,203	5,107	(4,401)	5,254
Other	—	(88)	88	—	—

	(655)	5,213	4,852	(4,401)	5,009

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(112)	—	(216)	—	(328)
Issuance, repayment and coupons of perpetuals	1,223	—	—	—	1,223
Issuance and repayment on borrowings	691	(4,401)	(3,706)	4,401	(3,015)
Other	—	(809)	810	—	1

	1,802	(5,210)	(3,112)	4,401	(2,119)

Net increase/(decrease) in cash and cash equivalents	363	(42)	3,365	—	3,686

18.56.13 Closed block of business – AEGON UK with profit funds

Refer to Note 18.4.1.2 for more information on the AEGON UK with profit funds. Summarized financial information on IFRS/EU basis for the With profit funds as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 is as follows:

	2006	2005	2004
ASSETS
Property	150	140
Fixed maturities at fair value	15,098	16,766
Equity securities at fair value	6,470	6,567
Other assets	1,055	835

	22,773	24,308

LIABILITIES
Investment/Insurance Contracts	22,773	24,308

	22,773	24,308

REVENUES AND EXPENSES
Premium income	0	0	244
Investment income	1,237	1,142	1,209
Income from Reinsurance ceded	67	145	102
Net gains on investments	828	2,085	833

Total Revenue and Other Income	2,132	3,372	2,388

Benefits paid and expenses	(2,132)	(3,372)	(2,388)

Net income	0	0	0

18.56.14 Events after the balance sheet date

In addition to the events after the balance sheet included in note 18.54:

On March 15, 2007 AEGON announced an agreement to acquire OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market. The net consideration for AEGON of this transaction is approximately EUR 100 million. OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2005, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 92 million, with total assets of EUR 4.3 billion. AEGON will acquire OPTAS N.V. for a gross amount of approximately EUR 1.3 billion. Taking into account the excess capital of OPTAS, the net consideration is estimated to be approximately EUR 100 million. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. The combination of OPTAS and AEGON’s existing pension activities will lead to a more efficient platform to serve the group pension market. The transaction will have a slightly positive effect on AEGON N.V.’s earnings per share. This acquisition agreement is subject to the consultation of the Works Councils of both OPTAS and AEGON The Netherlands, in addition to the approvals of the relevant regulatory authorities.

SCHEDULE I

SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

	December 31, 2006
In million EUR	Cost [1]	Fair value	Book value
Shares
Available-for-sale	4,017	4,963	4,963
Fair value through profit or loss	2,354	2,782	2,782

Bonds:
Available-for-sale and held-to-maturity:
US government	3,192	3,241	3,241
Dutch government	2,301	2,327	2,327
Other government	11,735	12,270	12,215
Mortgage backed	10,519	10,525	10,525
Asset backed	9,993	9,979	9,979
Corporate	53,852	54,853	54,853
Money market investments	4,387	4,387	4,387
Other	868	933	933

Sub-total	96,848	98,514	98,458

Fair value through profit or loss	4,275	4,415	4,415
Other investments at fair value through profit or loss	2,352	2,351	2,351

Mortgages	16,171		16,171
Private loans	307		307
Deposits with financial institutions	1,995		1,995
Policy loans	1,557		1,557
Receivables out of share lease agreements	373		373
Other	202		202

Sub-total	20,605		20,605

Real estate:
Investments in real estate	2,243		2,243
Real estate for own use	169		313

Grand total	132,863		136,131

[1]

Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds. For fair value through profit or loss investments, including investments in real estate, cost is set equal to fair value.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F
Segment In million EUR	Deferred policy acquisitions Costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2006
Life insurance	10,210	252,340	—	—	21,768
Non-life insurance [1]	728	—	2,632	2,254	2,802

2005
Life insurance	10,054	254,393	—	—	16,079
Non-life insurance [1]	735	—	2,609	2,284	2,803

2004
Life insurance	7,898	214,075	—	—	15,275
Non-life insurance [1]	601	—	2,139	2,236	3,054

	Column G	Column H	Column I	Column J	Column K
In million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2006
Life insurance	9,812	19,753	1,111	1,230	20,435
Non-life insurance [1]	288	1,444	132	570	2,464

2005
Life insurance	9,360	14,606	810	3,444	14,871
Non-life insurance [1]	280	1,419	126	940	2,454

2004
Life insurance	8,799	9,750	1,016	3,210	14,112
Non-life insurance [1]	267	1,516	121	1,018	2,654

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

In million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2006

Life insurance in force	888,112	485,133	594,013	996,992	60%

Premiums
Life insurance	20,270	1,333	1,498	20,435	7%
Non-Life insurance	2,802	338	—	2,464	—

Total Premiums	23,072	1,671	1,498	22,899	7%

For the year ended December 31, 2005

Life insurance in force	919,974	554,286	577,334	943,022	61%

Premiums
Life insurance	14,584	1,208	1,495	14,871	10%
Non-Life insurance	2,803	346	—	2,457	—

Total Premiums	17,387	1,554	1,495	17,328	9%

For the year ended December 31, 2004

Life insurance in force	768,048	367,011	420,562	821,599	51%

Premiums
Life insurance	14,051	1,163	1,224	14,112	9%
Non-Life insurance	3,054	400	—	2,654	—

Total Premiums	17,105	1,563	1,224	16,766	7%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

	Years ended December 31,
In million EUR	2006	2005	2004
Balance at January 1	244	258	274
Addition charged to earnings	15	33	9
Amounts written off and other changes	(19)	(52)	(23)
Currency translation	(7)	5	(2)

Balance at December 31	233	244	258

The provisions can be analyzed as follows:
	December 31,
	2006	2005	2004
Mortgages	31	46	59
Other loans	44	50	38
Receivables	158	148	161

Total	233	244	258

ITEM 19.	EXHIBITS

Index to Exhibits

7	Ratio of earnings to fixed charges.
14	Consent of independent registered public accounting firm.

The Company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the Company and its consolidated subsidiaries.